FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2006
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

GOLD FIELDS LIMITED
we deliver
2006 ANNUAL REPORT

Contents
Financial Highlights
1
Message from the Chairman
2
Board of Directors
4
Chief Executive Officer’s Review
6
Executive Committee
12
Group Structure
14
South African Operations Review
15-23
International Operations Review
24-37
Exploration and New Business Development
38-42
Mineral Reserves and Resources
43-50
Sustainable Development
Scope of this Report
53
Stakeholder Engagement
54-56
Mining Charter Table
57-61
Occupational Health and Safety
62-67
Regional Healthcare Challenges
68-73
Investment in Communities
74-78
Environment
79-87
Economic Contribution
88
Human Resources
89-94
Group Value Added Statement
95
Risk Management
96-98
Corporate Governance
99-104
Financial Statements
Statement of Responsibility
107
Report of the Independant Auditors
108
Corporate Secretary's Confirmation
108
Management’s Discussion and Analysis
of the Financial Statements
109-122
Directors’ Report
123-132
Accounting Policies
133-143
Group Income Statement
144
Group Balance Sheet
145
Group Statement of Changes in Shareholders’ Equity
146-147
Group Cash Flow Statement
148
Notes to the Financial Statements
149-173
Company Income Statement
174
Company Balance Sheet
175
Company Statement of Changes in Shareholders’ Equity
176
Company Cash Flow Statement
177
Company Notes to the Financial Statements
178-179
Major Group Investments – direct and indirect
180-181
Segment Report
182-183
Operating and Financial Information by Mine
184-186
South African Operations
184
International Operations
185-186
Shareholders’ Information
187
Global Reporting Initiative
188-191
Notice of Annual General Meeting
192-195
Administration and Corporate Information
196-197
Glossary of Terms
198-200
Proxy Form
201
Stakeholder Feedback Form
203

FINANCIAL HIGHLIGHTS

United States dollars
South African rand
F2005**
F2006
F2006
F2005**
4,219
4,074
000 oz
Gold produced*
kg
126,712
131,284
331
358
$/oz
Total cash costs
R/kg
73,746
66,041
47,880
49,366
000
Tons milled/treated
000
49,366
47,880
422
524
$/oz
Revenue
R/kg
107,918
84,218
32
33
$/ton
Operating costs
R/ton
209
198
368
681
$m
Operating profit
Rm
4,360
2,286
21
217
$m
Net earnings
Rm
1,389
128
64
192
$m
Core earnings
#
Rm
1,230
400
*All companies wholly owned except for Ghana (71.1%) and Choco 10 (95%)
# Net earnings excluding gains and losses on financial instruments and foreign debt net of cash and exceptional items
**Figures have been adjusted due to the adoption of IFRS 2 Share-based Payment

MESSAGE FROM THE CHAIRMAN
The year under review has been a high point in the affairs
of Gold Fields and the gold mining industry in general. I will review what I consider to be the major milestones of F2006
without attempting to rate them in terms of relative importance because they have a collective synergy that has driven our
company forward to new frontiers.
This is the first time in the history of Gold Fields when it has not had a significant major shareholder following the disposal by
Norilsk Nickel of its 20 per cent holding. A large portion of that stock came back to South Africa and off-take also went to
Europe. It is more than a year since the abortive Harmony
takeover attempt and Gold Fields is once again a sharply
focused business with a crystal clear vision, direction and
intent. We are determined to become the leading independent, globally diversified, unhedged precious metal producer.
The Group has produced a buoyant and most pleasing set of
results for F2006. Although gold production was down, in line with the international industry trend, this was more than
offset by the higher gold price that increased year-on-year by
28 per cent to R107,918 per kilogram (US$524 per ounce). This translated into over a threefold increase in net operating profit to R2,824 million (US$441 million) with net earnings increasing eleven-fold from R128 million (US$21 million) to R1,389 million
(US$217 million). The downside was an 8 per cent increase in operating costs caused mainly by an above-inflation escalation of South African labour costs and the international rise in input costs exacerbated by the weaker rand/US dollar exchange
rate. This is nonetheless a creditable achievement relative to our peers.
The year has witnessed fundamental developments in the
international socio-economic and political environment. The
serious political tensions in Iraq, Iran, North Korea and, more recently, the Middle East have raised the spectre of intensified international military action with its economic consequences.
One response of investors to these geopolitical developments and the consequent rising price of crude oil as well as the
vacillating stability of the US dollar, has been to seek the traditional safe haven of gold until some solution to the
impasse has emerged. The price of gold rose by an average of
28 per cent to US$524 per ounce during F2006. The rand/US$
exchange rate on 30 June 2005 was 6.70 and stood at 7.43 by
the end of June 2006. The price of Brent crude increased
34 per cent from 30 June 2005 to US$73.70 per barrel by the
end of June 2006.
The significance and consequences of these figures have been extensively debated and the general consensus, at this time, appears to be that no meaningful downward adjustment in
the price of oil or gold is likely in the short-term. Indeed, they are likely to increase unless the underlying ideological conflict is addressed.
Gold Fields is
once again a
sharply focused
business with
a crystal clear
vision, direction
and intent

GOLD FIELDS LIMITED ANNUAL REPORT 2006
Added to this is the phenomenal economic growth which has
taken place in China and continues unabated, causing severe
shortages of commodities produced by the resources industry
and consequential increase in selling values. Against this
backdrop, the high demand for gold is likely to bolster its
US dollar price with this benefit being passed on to our rand earnings by the weakened rand/US$ exchange rate.
This scenario, of course, also has its downside. The industry has been severely affected by the concomitant increase in
production costs and commodity prices. The stimulation that
the gold mining and associated industries received from the
rising international demand for precious metals has generated ever-greater demand for skilled and experienced human
resources, both in South Africa and internationally, with further cost implications.
Our business is very much a people-driven business. The growth in the gold mining industry and the demand it places on human resources has also been experienced globally by other
industries, resulting in considerable fluidity in the national and international human resources market. Experienced and skilled employees are becoming scarce as the additional demand and
natural attrition tax existing resources. This is particularly the case at our South African and Australian operations. Gold Fields has a human resources strategy that recognises that the
increased demand will be with us for the next ten to twenty
years. The restructured Gold Fields Business Leadership
Academy will play a crucial role in addressing this need.
South Africa is proving itself to be an ideal base from which an international gold corporation can operate. Our location
provides ready access to the African continent, Australia, South
America and Asia and our advanced mining technology and
expertise provides Gold Fields with a strong competitive
advantage in accessing and developing new gold opportunities in those areas. We are a truly global player with an operational footprint on three continents and are intent on optimising this presence to achieve our strategic objective of attaining parity between our South African gold production and that of our
international operations. At the same time, we are proudly
aware that our roots lie in South Africa and further initiatives are under way to consolidate and develop our South African
resources, facilitated and expedited by the higher gold price.
Gold Fields has entered the third phase of its corporate
development. During phase one, which started some years ago, we established the company as a major South African gold
mining company. From this base, we embarked on phase two
and acquired an international dimension with the acquisition and development of gold mines in Ghana and Australia. We
have now entered phase three as a fully-fledged global player with the development of our interests in South America and
exploration in other parts of the world. It is Gold Fields’ vision to become a leading precious metal producer. Gold and platinum
are often mined in close proximity to each other and it is logical that a gold producer would be interested in an investment in platinum. However, gold is quite clearly Gold Fields’ core
business and will remain so for the foreseeable future. Any
platinum investment would need to take this strategic
constraint into consideration.
In conclusion, it is fitting to pay tribute to my predecessor, Chris
Thompson, who retired as Chairman of Gold Fields Limited
during the year under review. He served with great distinction and the Group is deeply indebted to him for leading Gold Fields to this new phase of its development. His leadership was not limited to purely mining matters. He pioneered the concept of sustainable development within the Group and transposed the
application of the concept to our international operations where they form an important basis of our community and government relations. He also played a leading role in addressing the scourge of HIV/Aids that affects the sustainability of many of our
operations, by firstly admitting to the problem and then initiating a multi-disciplinary response to it.
Gordon Parker and Bernard van Rooyen retired from the board
after the AGM in November 2005 both having served as
members since Gold Fields’ inception in 1998. A huge vote of thanks goes to them for their individual wise counsel and
contributions to this company.
Sergei Stefanovich and Michael Sosnovski both resigned
from the board in March 2006 following the disposal by
Norilsk Nickel of its interest in Gold Fields. A warm vote of thanks to them for their contributions to the company albeit over a short period of time.
I also welcome to the board our two new directors, John
Hopwood and Donald Ncube.
Finally, on behalf of the board, I wish to express our collective appreciation to management and employees for their loyalty,
effort and dedication in focusing the company over the past year and giving us a springboard into the future.
To my colleagues on the board my heartfelt thanks for your
time, counsel and especially your support over the past year.
As incoming chairman, I pledge myself to taking Gold Fields
into its third phase with all the vigour and expertise at my disposal, and I look forward to working with my colleagues on the board, and all employees and stakeholders to this end.
Alan Wright
Chairman

BOARD OF DIRECTORS
From top to bottom:
Alan J Wright
Tokyo M G Sexwale
J Michael McMahon
Ian D Cockerill
John G Hopwood
Donald M J Ncube
Jakes G Gerwel
Nicholas J Holland
Patrick J Ryan
Rupert L Pennant-Rea
Artem Grigorian
Kofi Ansah
Chris I von Christierson

GOLD FIELDS LIMITED ANNUAL REPORT 2006
Alan J Wright (65)°
Chairman
CA(SA)
Mr Wright succeeded Mr Thompson as non-executive chairman of the Board upon Mr Thompson’s retirement on 17 November 2005.
Prior to that, Mr Wright had been Deputy Chairman of Gold Fields since November 1997. Prior to September 1998, Mr Wright was the
chief executive officer of Gold Fields of South Africa Limited.
Mr Wright is not a director of any other company.
Executive Directors
Ian D Cockerill (52)*
Chief Executive Officer
BSc (Geology) Hons, London, MSc (Mining), Royal School of Mines
Mr Cockerill has been a director of Gold Fields since October 1999 and became chief executive officer on 1 July 2002. He was chief operating officer and managing director of Gold Fields from October
1999 to 30 June 2002. He has over 31 years’ experience in the mining industry. Prior to joining Gold Fields he was the executive officer for
Business Development and African International Operations for
AngloGold Ashanti Limited.
Nicholas J Holland (47)*
Chief Financial Officer
B.Comm, BAcc, Witwatersrand; CA(SA)
Mr Holland has been a director of Gold Fields since February 1998 and executive director of finance since March 1998. On 15 April 2002 his title changed to chief financial officer. He has 26 years’
experience in financial management. Prior to joining Gold Fields he was financial director and senior manager of corporate finance of
Gencor Limited. He is also a director of Rand Refinery Limited and
Teba Bank.
Non-executive Directors
Kofi Ansah (62)°
BSc (Mech. Eng) UST Ghana; MSc (Metallurgy) Georgia Institute
of Technology, USA
Mr Ansah was appointed a director in April 2004. He is a director of
Metropolitan Insurance Company Limited, Ecobank (Ghana) Limited
and Aluwoks Limited.
J Michael McMahon (59)°
BSc (Mech. Eng), Glasgow
Mr McMahon has been a director of Gold Fields since December
1999. He serves as non-executive director of Impala Platinum
Holdings Limited and Murray & Roberts Holdings Limited.
Previously, he was chairman and a director of Gencor Limited and executive chairman and chief executive officer of Impala Platinum
Holdings Limited.
John G Hopwood (58)°
B.Com C.A.(SA)
Mr Hopwood was appointed a director in February 2006. Previously, he was director and head of the Mergers and Acquisitions division at
Ernst & Young Corporate Finance. Prior to that, Mr Hopwood was an executive director of Gold Fields of South Africa Limited from
January 1992 to September 1998 and a director and shareholder at
Axon Corporate Services (Pty) Ltd (“Axon”) from February 1999 to
August 2001.
Patrick J Ryan (69)°
PhD (Geology), Witwatersrand
Dr Ryan has been a director of Gold Fields since May 1998. He is chairman of Frontera Copper Corporation. He was previously the executive vice president, mining operations, development and exploration at Phelps Dodge Corporation.
Tokyo M G Sexwale (53)*
Certificate in Business Studies, University of Botswana, Lesotho
and Swaziland
Mr Sexwale has been a director of Gold Fields since January 2001.
He is chairman of Mvelaphanda Resources Limited, Northam
Platinum Limited and Trans Hex Group Limited and a director of a number of other companies.
Donald M J Ncube (59)°
BA Economics and Political Science, Fort Hare University, Post
Graduate Diploma in Labour Relations, Strathclyde University,
Scotland, Graduate MSc Manpower Studies, University of
Manchester, Diploma in Financial management.
Mr Ncube was appointed a director in February 2006. Prior to joining
Gold Fields he was a director of various companies as well as being appointed Non-Executive Chairman of South African Airways for a
three-year term. He is currently focusing on family business.
Chris I von Christierson (58)°
BComm, Rhodes; MA, Cambridge
Mr von Christierson has been a director of Gold Fields since
February 1999. He is the chairman of Rio Narcea Gold Mines Limited and a director of Southern Prospecting (UK) Limited.
Jakes G Gerwel (60)°
BA, BAHons (UWC), D.litt et Phil (Brussels), Lic Germ Phil,
D HumSc (hc) (Missouri)
Professor Gerwel has been a director of Gold Fields since August
2002. He is chancellor of Rhodes University; Nelson Mandela
Distinguished Professor in the Humanities at the University of the
Western Cape, chairman of Brimstone Investment Corporation and
South African Airways (Proprietary) Limited and a director of a number of other companies.
Rupert L Pennant-Rea (58)°
BA (Trinity College Dublin); MA (Univ. of Manchester)
Mr Pennant-Rea has been a director of Gold Fields since July 2002.
He is chairman of Henderson Group plc and is a director of British
American Tobacco plc, Sherrit International Corporation, First
Quantum Minerals, Rio Narcea, and a number of other companies.
Previously he was editor of The Economist and deputy governor of the Bank of England.
Artem Grigorian (49)°
PhD in Political Science and History, USSR Academy of Science.
Dr Grigorian was appointed a director in June 2005. He is vice-
president and shareholder of Russian Spectra Company and chief executive officer of Russian company RMC.
*
Non-independent directors
°
Independent directors

CHIEF EXECUTIVE OFFICER’S REVIEW
Summary
The fiscal year to 30 June 2006 ended on an encouraging note highlighted by the upswing in the international and South
African gold mining industries, and particularly in Gold Fields’
performance. This is attributable mainly to the significantly improved US dollar gold price that achieved twenty-year
highs, as well as an improved rand gold price that traded at unprecedented levels during the year.
This year we have been able to concentrate on our
operations without external distractions, and Gold Fields has presented a solid set of operating results despite the drop in production at the South African operations. Production at the
South African mines decreased by 6 per cent mainly due to the loss of production during a national wage strike in August 2005, and to grade variability at Kloof. The international operations delivered a good set of results with flat production year-on-
year as increased production at Tarkwa offset lower
production from St Ives. In addition, the newly acquired
Choco 10 mine in Venezuela also contributed to the
international production.
Health and Safety
We deeply regret the tragic loss of thirty-nine of our
colleagues in mining-related incidents over the past financial year. This is particularly distressing in the light of the wide range of safety initiatives implemented across the company’s operations and previously established positive trends, but it serves to demonstrate the effort still required by us to work towards our target of zero fatalities. Despite these setbacks, we continue to seek ways to improve our systems, to identify the root causes and implement remedial actions. The board
and management are intensely aware of the need to
improve safety performance in our South African operations.
Nevertheless, our heartfelt condolences go out to the families and friends of the deceased.
Gold Fields’ management continues to seek ways to improve
performance at all operations. Safety awareness is a state of mind and is largely a product of the behavioural patterns of all employees as well as good working practices and procedures.
Attitudes and behaviour are notoriously difficult to change in the short or even medium terms and continuous safety
awareness programmes and training constitute an intrinsic
element of our efforts. However, we know from experience
that given the proper enabling environment, with sound
management, leadership and supervision, behavioural
changes can be inculcated to a degree where the likelihood of
This year we
have been able
to concentrate
on our operations
without external
distractions, and
Gold Fields has
presented
a solid set of
operating results

GOLD FIELDS LIMITED ANNUAL REPORT 2006
accidents and incidents can be reduced. We continue to
explore ways of improving this in conjunction with the unions.
The overall safety performance at the international operations improved in terms of lost time injury and medically treated
injury frequency rates. However, Tarkwa suffered a fatal
accident in November 2005. The Australian operations and
Damang have maintained their record of zero fatal accidents
since being acquired by Gold Fields. Good progress was made
with the integrated safety management systems with the
Australian operations maintaining their AS/NZS 4801 status
and Tarkwa attaining OHSAS 18001 certification. Detailed
assessments have been completed at Choco 10 since
acquisition and Gold Fields’ systems and standards are being implemented at the mine.
Results
The Group’s attributable gold production for the year
decreased 4 per cent from 4.2 million ounces for the year
ended June 2005, to 4.1 million ounces produced in F2006.
The decline at the South African operations, where gold
production decreased from 2.8 million ounces to 2.7 million
ounces, was due mainly to the loss of production in August
2005 arising from the strike and poor performance from Kloof caused by variability in grades and exacerbated by mining
inflexibility.
At the international operations, gold production was flat
at 1.4 million ounces (F2005: 1.4 million ounces) as increased production at Tarkwa and the inclusion of the newly acquired
Choco 10 mine in Venezuela, offset the lower production at
St Ives.
Revenue increased by 24 per cent in rand terms following a
21 per cent increase in US dollar terms, from R11,756 million
(US$1,893 million) to R14,605 million (US$2,282 million). The higher gold price of R107,918 per kilogram (US$524 per ounce)
in F2006 compared with R84,218 per kilogram (US$422 per
ounce) achieved in F2005, more than offset the lower gold
production figures for the year.
Operating costs, including gold-in-process movements,
increased from R9,471 million (US$1,525 million) to
R10,245 million (US$1,601 million), an increase of R774 million
(US$76 million), or 8 per cent. This increase was attributable mainly to the above inflation wage increases in South Africa, and significant price increases of important inputs, such as fuel, steel and cyanide. Total cash costs for the Group in rand terms, increased 12 per cent year-on-year, from R66,041
per kilogram (US$331 per ounce) to R73,746 per kilogram
(US$358 per ounce) due to a weaker rand as well as the
above-mentioned factors.
Operating costs at the South African operations, increased
by 3 per cent to R6,884 million (US$1,076 million) for the year
(F2005: R6,660 million (US$1,073 million)). This was despite the above inflation wage increases and lower production.
However, unit total cash costs increased 10 per cent from
R72,830 per kilogram (US$365 per ounce) to R80,201 per
kilogram (US$390 per ounce) due to the lower production.
At the international operations, unit total cash costs increased by 15 per cent from US$273 per ounce to US$309 per ounce,
mainly because of the combined effect of higher stripping
ratios and the increased input costs driven by the
commodities boom, particularly fuel and reagents.
Net operating profit increased to R2,824 million (US$441
million), compared with R774 million (US$125 million) in the previous year, with the Group benefiting from the higher gold price in all currencies.
Net earnings were R1,389 million (US$217 million) compared
with R128 million (US$21 million) in the previous year. The
increase in earnings was largely driven by the more than
threefold increase in net operating profit.
South African Operations
Despite the drop in production, operating profit for the South
African operations increased to R2,025 million (US$316 million)
with margins widening from 10 per cent in F2005 to 23 per cent in F2006. This increase in profitability was driven largely by a
28 per cent increase in the rand per kilogram price received, to an average of R107,698 per kilogram (F2005: R84,175
per kilogram).
Despite the 28 per cent rise in the rand gold price received, the
South African operations maintained and will continue to
follow the “Saks Fifth Avenue” strategy of mining to an average declared reserve value rather than increased volumes at a
lower grade.
The decrease in area mined and the increase in total employees costed due to increased development, kept productivity for
this year at 3.9 square metres per total employee costed.
Productivity continues to be a major focus at the South African operations and key initiatives have been put in place at all operations to enable the mines to achieve their target of a
10 per cent improvement in productivity per annum over the
next four years.
Much progress has been made with the feasibility studies of
below-infrastructure projects at both the Kloof and Driefontein

CHIEF EXECUTIVE OFFICER’S REVIEW (continued)
operations. Both studies will be presented to the Gold Fields board during the first quarter of F2007. In addition, we are revising current mine designs and schedules for the Eastern
Boundary Area (EBA) Project, particularly in view of the
economic potential of this area at the current higher gold prices.
International Operations
The international operations delivered strong operational
performances with attributable gold production at 1.40 million ounces (2005: 1.41 million ounces).
Operating profit increased by 50 per cent to R2,335 million
(US$365 million). Tarkwa, in particular, excelled with an increase in total production to 709,000 ounces. The inward investment programme at this mine has justified expectations with the
new CIL plant exceeding design specifications in terms of
throughput and recoveries, and the owner mining fleet performing ahead of plan.
Damang continues to exceed expectations and extended its
life-of-mine by a further two years to 2012. It has also secured additional mill feed through the discovery of a series of
satellite pits, while advancing the Damang pit cutback ahead of plan.
The performance of St Ives has been disappointing as the
mine continues to be negatively affected by lower than
planned throughput, lower mined grades and a lack of mining
flexibility.
Agnew improved production for F2006, following good
underground performance from the Kim Lode which
produced ore tonnage 18 per cent above budget. During the
year, the Songvang open pits and main lode underground
achieved full production offset by lower than planned
performance from the Songvang open pit.
Growth
The strategy of increasing international production by an
additional 1.5 million ounces by 2009 made good progress
during the year.
I am pleased to report that we have completed the acquisition of the Cerro Corona Project in Northern Peru for a total
consideration of US$41 million (R245 million).
Gold Fields now owns 92 per cent of the voting interest
(80.7 per cent of the economic interest) in Gold Fields La Cima
S.A. (formerly known as Sociedad Minera La Cima S.A.), which owns the Cerro Corona Project and other mineral properties
in the Cajamarca district. Construction on this project
commenced in February 2006 and first production is expected
towards the end of calendar 2007.
The Cerro Corona Project involves the development of a
98 million-ton gold/copper porphyry deposit at a capital cost of
US$277 million. It has reserves of some 3.2 million ounces of gold and 1.089 million pounds of copper or approximately
5.9 million ounces of gold equivalent, and will average some
300,000 ounces per year of gold equivalent over its 17-year life.
The Choco 10 acquisition in Venezuela was completed with effect from 1 March 2006, for a total consideration of US$381 million
(R2,342 million). This is a multiple pit open cast mining operation with future underground potential. As at 31 December 2005, the
Choco 10 property had 1.3 million ounces of proven and probable reserves from 20.8 million tons of ore at an average grade of
1.8 grams per ton, contained within a measured and indicated
resource of 1.7 million ounces and a further 1.8 million ounces of inferred resource.
Production at Choco 10 is expected to increase to 137,000
ounces in F2007. As we upgrade the operational facilities at the mine, we are reviewing the possibility of expanding the
mine through further exploration and an expansion study.
Gold Fields has exploration rights covering approximately
25,000 hectares in the El Callao district surrounding the
Choco 10 mine. This region is highly prospective and much
future potential exists to increase reserves and production
from this asset.
Both the Cerro Corona Project and Choco 10 mine are
significant in that they not only increase the international gold profile but also provide Gold Fields with a foothold in two
highly prospective gold camps in two of the best-established gold regions of the world.
In developing its growth strategy, Gold Fields has
maintained a focus of acquiring quality projects. We have
avoided a proliferation of “rats and mice”-type assets in our portfolio by ensuring that we look for the right type of
opportunities in the right place and where there is
opportunity for geographic consolidation around the mine
site. The strategy, therefore, has been a highly selective
process focusing on seeking value adding accretive
acquisitions in key locations rather than a scramble for
access to gold reserves around the world.
The rising gold price has made the more traditional means of growth by acquisition of existing mines, or participation in junior partnerships with equity placements, comparatively
expensive. We are, therefore, placing greater focus on
greenfields exploration and generative work, highlighting the importance of a sound exploration strategy.

GOLD FIELDS LIMITED ANNUAL REPORT 2006
To this end, we have developed a tool called Global Business
Area Rating (GBAR), which is based on an exhaustive analysis of consolidated data on areas of actual and potential
mineralisation in various regions of the world. GBAR has been used to increase the probability of finding Gold Fields
international franchise assets, and, in particular, places great emphasis on finding deposits within porphyry epithermal, as
well as sediment-hosted orogenic terrains.
In terms of exploration, the Essakane Project in Burkina Faso is our most advanced project where we continue to drill the
Essakane main zone. A JORC classified resources estimate
has been completed by RSG Global, utilising the existing drill database. A new geological model has produced a 3.3 million
ounce resource at a cutoff grade of 0.5 grams per ton.
Progress is being made on the extensive re-assay programme
being conducted on past drill cores as well as new drilling. In anticipation of a September completion, a Bankable Feasibility
Study is planned for the following nine to 12 months
thereafter. We have also expanded drilling beyond the
Essakane main zone where we have two rigs working on the
neighbouring Falagountou target six kilometres east of the
Essakane main zone.
On 24 March 2006, we entered into an agreement with North
American Palladium (NAP) to grant NAP the option to acquire
an undivided interest of up to 60 per cent in the Arctic
Platinum Project (APP) in Finland. APP’s location and geology are quite similar to that of NAP’s Lac des Iles mine in north-
western Ontario, which will enable the company to utilise its operating and development experience in the design and
construction of a mine at APP.
During the year, we increased our stake in Sino Gold from 8 per cent to 14 per cent at a cost of US$26 million (R156 million). We also increased our stake in Western Areas from 4 per cent to
17 per cent for a consideration of R854 million (US$126 million).
After year-end, we increased our stake by an additional
3 million shares in Western Areas to 19 per cent for a
consideration of R123 million (US$17 million). We believe that, given the close proximity of Kloof 4 shaft to South Deep phase two, there is an opportunity to accelerate the rate at which
South Deep can be exploited. Co-operation on the adjoining
properties could provide commercial, technical and logistic
synergies to the parties concerned.
Commodity Boom
The ongoing surge in the commodity cycle, with its resultant impact on input costs and human resources, is an ongoing
challenge for our operations. Input cost inflation is reflected in all key consumables such as diesel, cyanide and steel. To this end, we entered into a new Ghana oil price hedge with effect from July 2006 for a further year at a maximum price of
US$0.5716 per litre. It is important to note that this was not motivated by speculation, but rather to gain price certainty.
We are also seeking global and regional procurement
opportunities to mitigate the effect of price increases of some of these consumables.
Environmental Management
During the year under review, all our operational mines were re-certified to the new ISO 14001: 2004 standard. By the end of
F2008, all sites, including the exploration sites we control, will have their environmental management systems certified to the
ISO 14001: 2004 standard. As this occurs, we plan to improve the extent and detail of our environmental data disclosure. To ensure the effectiveness of these systems, we continue to
invest in environmental awareness and task-specific training.
During F2006, the closure cost estimate for the South African operations was revised from R771 million (US$104 million) in
F2005 to R976 million (US$131 million), in response to an
additional requirement by the regulator, and also in response to a shift in rehabilitation approaches to tailings dams, which now recommend flatter slopes for greater rehabilitation
sustainability for South African operators.
HIV/Aids
HIV/Aids remains a concern despite encouraging statistics in the acceptance of voluntary counselling and testing (VCT)
among our South African employees, as well as anti-retroviral therapy (ART) adherence levels of 76 per cent. The current
HIV prevalence rate among employees of the Group’s
South African operations is estimated at 30 per cent. (Under
South African legislation compulsory HIV testing is not
permitted.) The company’s strategy continues to be one of
prevention, treatment, care and support. Ongoing engagement
with stakeholders in the community and the trade unions,
ensures that these initiatives continue to enjoy wide support.
Key interventions are audited to monitor and evaluate their
efficacy, and an assessment of the economic impact of the
disease on the company is updated annually.
Gold Fields has a comprehensive strategy that addresses
HIV/Aids which is based on the following:
•   Prevention of new infections – prevention remains the
cornerstone of Gold Fields’ anti-HIV/Aids strategy. All
employees are made aware of the dangers of HIV/Aids
through annual induction training, peer educators and
awareness events.
•   Support and treatment – our employees are encouraged to
know their status. Informed, consented, voluntary
counselling and testing (ICVCT) is provided on-site at the
mine-based medical stations and our hospitals in South
Africa. Employees who are HIV positive are encouraged to
enrol in the wellness programme where they are
counselled, monitored and screened for eligibility for ART
and provided with prophylactic treatment to prevent
opportunistic infections.

CHIEF EXECUTIVE OFFICER’S REVIEW (continued)
•   Rehabilitation and support, including home-based care –
Gold Fields’ employees who are no longer able to work due
to their illness are offered ill-health retirement.
A detailed description of Gold Fields’ HIV/Aids programme can be read on the web at the following link www.goldfields.co.za, or in past issues of the Gold Fields Limited Annual Report.
An evaluation of the programme’s efficacy conducted in 2005
by a third party, found that after 12 months of treatment
83 per cent of patients had suppressed their circulating viral load to undetectable levels. Further encouraging evidence
to suggest a reduction in high-risk behaviour due to our
awareness and education efforts is also revealed by the
reduced incidence of sexually transmitted infections (STIs)
treated at Gold Fields Health Services, from 147 cases/1,000 employees in F2001 to less than 100/1,000 in F2006.
Mining Charter
We continued to make progress towards achieving the targets
of the Mining Charter, particularly in the area of historically disadvantaged South Africans (HDSA) procurement, employment
equity and hostel de-densification. Despite increased demand for skilled labour created by the commodities boom, we remain confident of our ability to meet the challenging goals within the stipulated timeframe set by the Charter.
We maintained our engagement with the Department of
Minerals and Energy and our licence application hearing is
currently in progress.
Gold Fields’ progress against the targets of the Mining Charter is tabulated on pages 57 to 61.
Stakeholder Engagement
Towards the end of F2006, the executive committee adopted
the AA 1000 Stakeholder Engagement Standard and autho-
rised the development and implementation of procedures and
structures to formalise the Group’s stakeholder engagement
according to this verifiable standard. We recognise that one of the weaknesses of our previous approach was that it had been driven by stakeholder agitation and interest. The purpose
of AA 1000 is to formalise the process of identifying all
stakeholders, their issues and our response to these,
culminating in stakeholder engagement plans being in place
for each operation by the end of F2007.
In fact, it was during the hostile Harmony bid that we were
reminded once again how critical the support of a key
stakeholder group, such as employees, is. Although the
support we received cannot be measured in conventional
financial terms, we understand how integral this was in
fending off the hostile bid.
A considerable investment in the development of stakeholder
relationships was critical to Gold Fields receiving approval of the Environmental Impact Assessment (EIA) for the Cerro
Corona Project. Our staff has sought to continue the level and extent of this stakeholder engagement because it is during the construction and commissioning phase of the project that the most visible and significant impacts and changes affecting the community will take place. By maintaining our transparent,
inclusive approach and seeking to take account of community
concerns, we will continue to maintain our social licence to operate in this highly prospective region. It will also serve as a role model for any future global development.
Human Resources
During the year under review, the demand for mining-
related skills increased substantially. Gold Fields recognises that, in the absence of a higher and stable gold price, it will be challenged to compete with better packages offered by
other industries. We have, therefore, begun to explore ways
in which we can enhance staff development options and non-
remuneration benefits that will allow us to increase staff
retention rates. In addition, in South Africa we have
combined the Gold Fields Academy, all mine-based training,
education development and leadership facilities, as well as
the Gold Fields Nursing College, into the new Gold Fields
Business Leadership Academy (GFBLA), thereby offering an
holistic approach to the Group’s education, training and
development needs.
Risk Management
Gold Fields’ approach to risk management continues to be
guided by the Group Risk Policy that requires consistent and systematic risk assessment and reporting procedures across
the Group.
During F2006, the scope of risk management was modified to
reflect the increasingly globalised nature of the Group’s
operations. This should result in a broader development of a risk management culture at all levels of the Group’s
operations. With the support of the audit committee and the
board, the risk management process was adapted to focus
more on the role of the individual operations in the
identification of relevant operational and strategic risks.
Operations now formally review their risk register at least
twice a year, while some operations, depending on how site
management sees the process, do so on a quarterly basis.
In Venezuela, Choco 10 has commenced the process of
developing its own risk identification and management
system, but is expected to have an operational risk register guiding its strategic planning and control measures only
during the course of F2007. As Cerro Corona in Peru is
currently under construction and will only be commissioned in
2007, risk assessments specific to the construction phase
were undertaken and control measures put in place. Prior to
its commissioning, the project will develop its own formal
operational risk identification and management process.

GOLD FIELDS LIMITED ANNUAL REPORT 2006
The board, via the audit committee, is ultimately
responsible for the overall system of risk management.
Accordingly, it has overseen the strengthening of the
corporate risk management function and continues to
monitor measures to mitigate existing risks and identify
new risks on an ongoing basis.
The risk assessment process highlighted various key
risks that could affect Gold Fields as it expands globally.
They were identified as follows and further details are
set out later in this report on pages 96 to 98.
• Financial
• Competitor/third party actions
• Political
• Human resources
• Health
• Ore reserves
• Environmental and social
Dividend
Gold Fields declared an interim dividend of 40 South
African cents (7 US cents) on 26 January 2006 and a
final dividend of 110 South African cents (16 US cents)
on 3 August 2006, making a full-year dividend of
150 South African cents (23 US cents).
Appreciation
At the conclusion of a successful financial year, it gives
me special pleasure to thank my executive team, the
employees of Gold Fields and their families for their
continuous support throughout the year. We look forward
to the new year with confidence, knowing that all
indicators point to a strong performance during F2007.
I am equally grateful to our many other stakeholders and
shareholders for their support and co-operation.
In addition, I express my gratitude to the Chairman,
Mr Alan Wright, his predecessor, Mr Chris Thompson,
and the board of directors for their valued support,
guidance and counsel throughout the year.
Ian Cockerill
Chief Executive Officer, Gold Fields Limited
OUTLOOK FOR 2007
The increasing levels of international political instability since the year-end, especially in the Middle and Far East,
suggest that world industrial and financial markets will
remain unsteady for the foreseeable future. This will
probably emphasise the role of gold as a safe haven and
expose Gold Fields to a price scenario similar to that of
F2006. However, commodity and labour are likely to continue
placing pressure on costs.
In South Africa, Gold Fields’ response to the higher gold
price received is to:
•  Continue mining quality ounces in order to improve
margins and profitability;
•  Focus on reinvesting in the orebody, increasing
development and improving flexibility at all the South
African operations; and
•  Ensuring strong cost management through the Project
Beyond and Project 100+ initiatives.
The international operations are expected to increase
production in F2007, primarily on the back of the inclusion of the newly acquired Choco 10 mine and increases planned at
the Australian operations. Total cash costs are expected to
increase further due to the inflationary impact of input
commodities such as fuel, steel and cyanide. However, with the maintenance of the current gold price, it is anticipated that the international operations will deliver another year of strong earnings growth.
Accordingly, Gold Fields has set the following objectives
for F2007.
•  To marginally increase gold production over F2006;
•  To increase the development rates at the South African
operations;
•  To pursue mine-deepening opportunities on the South
African mines;
•  To exploit further international exploration opportunities;
•  To advance significantly the development of the Cerro
Corona Project;
•  To contain costs in line with inflation;
•  To develop further strategies for acquiring and retaining skilled labour; and
• To continue productivity improvement programmes.
In conclusion, allow me to re-emphasise the need for sustained and constructive engagement with all stakeholders towards the achievement of our goals. On page 203 of this report, you will find a fax reply form which I encourage you to complete and
return to us, irrespective of whether you are a shareholder, a stakeholder or merely wish to comment on this report. As the board encourages shareholders attending annual general
meetings to use the opportunity to ask questions, I would like to encourage you, our stakeholders, to avail yourself of this, or any other means, to continue your engagement with Gold Fields to assist us in developing sound communications channels with
each other to our mutual benefit.

EXECUTIVE COMMITTEE
From top to bottom:
Ian D Cockerill
Brendan I Walker
Themba J Nkosi
Jimmy WD Dowsley
Paul C Pretorius
Nick J Holland
J Willie Jacobsz
John A Munro
Terence P Goodlace
Craig J Nelsen
Cain Farrel

GOLD FIELDS LIMITED ANNUAL REPORT 2006
Ian D Cockerill (52)
Chief executive officer
BSc (Geology) Hons, London, MSc (Mining), Royal School of Mines
Mr Cockerill has been a director of Gold Fields since October 1999 and became chief executive officer on 1 July 2002. He was chief operating officer and managing director of Gold Fields from October
1999 to 30 June 2002. He has over 31 years’ experience in the mining industry. Prior to joining Gold Fields, he was the executive officer for
Business Development and African International Operations for
AngloGold Ashanti Limited.
Nick J Holland (47)
Chief financial officer
BCom, BAcc, Witwatersrand; CA(SA)
Mr Holland has been a director of Gold Fields since February 1998 and executive director of finance since March 1998. On 15 April 2002, his title changed to chief financial officer. He has 26 years’ experience in financial management. Prior to joining Gold Fields, he was financial director and senior manager of corporate finance of Gencor
Limited. He is also a director of Rand Refinery Limited, and Teba Bank.
Jimmy WD Dowsley (48)
Senior vice president, corporate development
BSc (Mining Engineering), Witwatersrand
Mr Dowsley has been general manager of corporate development at
Gold Fields since March 1998. On 15 April 2002, Mr Dowsley's title changed to senior vice president, corporate development. Prior to his appointment as general manager of corporate development,
Mr Dowsley served as general manager of new business, and also as manager of the Mineral Economics Division of Gold Fields of South
Africa Limited.
Cain Farrel (56)
Corporate secretary
FCIS, MBA, Southern Cross University – Australia
Mr Farrel was appointed company secretary on 1 May 2003.
Mr Farrel is past-president of the Southern African Institute of
Chartered Secretaries and Administrators. Previously, Mr Farrel
served as senior divisional secretary of Anglo American Corporation of South Africa.
Terence P Goodlace (47)
Executive vice president and head of international operations.
National Higher Diploma Metalliferous Mining; BCom, Unisa;
MBA, Wales
On 17 November 2005, Mr Goodlace was appointed executive vice president and head of international operations. Prior to this appointment, he held the position of senior vice president, strategic planning. He also served as a senior manager for corporate finance for Gold Fields and manager at various Gencor Limited mines.
He has more than 25 years’ experience in the mining industry.
J Willie Jacobsz (45)
Senior vice president, investor relations and corporate affairs
BA, Rand Afrikaans University
On 15 April 2002, Mr Jacobsz was appointed senior vice president, investor relations and corporate affairs. Since January 1998, he had served as manager and senior manager of investor relations
and corporate affairs of Gold Fields. Prior to that Mr Jacobsz was programme manager of the Vulindlela Transformation Programme for Gold Fields of South Africa Limited and administrator of The Gold
Fields Foundation.
John A Munro (38)
Executive vice president and head of corporate development
BSc (Chemical Engineering), Cape Town
As from 17 November 2005, Mr Munro took the position of head of corporate development. Prior to this appointment, Mr Munro held the position as head of international operations. He also served as senior vice president and head of international operations, senior manager and general manager of corporate development for Gold
Fields and assistant manager of the Property Division of Gold Fields of South Africa Limited.
Craig J Nelsen (54)
Executive vice president, exploration; president and chief executive officer of Gold Field Explorations Inc
BA (Geology), Montana; MSc (Geology), New Mexico
Since April 1999, Mr Nelsen has served as senior vice president of exploration for Gold Fields and president and chief executive officer of Gold Fields Exploration, Inc. On 15 April 2002, Mr Nelsen’s title changed to executive vice president, exploration. Mr Nelsen was previously chairman and chief executive officer of Metallica
Resources Incorporated.
Themba J Nkosi (55)
Senior vice president, human resources and transformation.
DCom (Leadership in Performance and Change; MCom (Business
Management), Rand Afrikaans University; Masters in Industrial and
Organisational Psychology, University of Cape Town.
On 1 July 2004, Dr Nkosi was appointed senior vice president, human resources and transformation. Since July 2001, Dr Nkosi has served as vice president human resources, South African operations, Gold
Fields. Prior to that, Dr Nkosi was employed by Eskom for 12 years as an executive manager and at Standard Bank as director:
transformation for four years.
Paul C Pretorius (36)
Acting senior vice president, legal counsel
BCom LLB, Potchefstroom University for CHE; LLM (Corporate
Law) Rand Afrikaans University
Mr Pretorius joined Gold Fields in April 1999 as legal advisor and was promoted to senior legal advisor on 1 July 2004. Mr Pretorius has been acting as senior vice president, legal counsel since
December 2004. Previously, Mr Pretorius worked for four years in the capacity of legal advisor.
Brendan I Walker (47)
Executive vice president and head of South African operations
BSc (Mining Engineering), Witwatersrand
Mr Walker was appointed as executive vice president and head of
South African operations with effect from 1 January 2006. Prior to this appointment, Mr Walker held the position of managing director and head of operations at Gold Fields Ghana. His previous
experience in the mining industry extends over 20 years, serving in a number of positions at Gold Fields, Greenside Colliery and
Leeudoorn Gold Mine.

GROUP STRUCTURE*
100%
71.1%
100%
95%
80.3%
Gold Fields
Ghana
Holdings Limited
Gold Fields
Australia
(Pty) Limited
Gold Fields
La Cima S.A.
Gold Fields
Venezuela
Holding B.V.
GFI Mining
South Africa
(Pty) Limited
Beatrix
Kloof
Damang
Agnew
Driefontein
Tarkwa
St Ives
Cerro Corona
Choco 10
GOLD FIELDS LIMITED
15% by 2009
Mvelaphanda
Resources
Limited
*Simplified

We aim to replenish
depleted ounces
through exploration
success and acquisitions
REVIEW OF
OPERATIONS

Contents
• South African Operations Review
15-23
• Driefontein mine review
17-18
• Kloof mine review
19-20
• Beatrix mine review
21-23
• International Operations Review
24-37
• Tarkwa mine review
26-28
• Damang mine review
29-30
• Choco 10 mine review
31-32
• St Ives mine review
33-35
• Agnew mine review
36-37
• Exploration and New Business Development
38-42
• Cerro Corona
40
• Arctic Platinum
41
• Essakane
42
• Mineral Reserves and Resources
43-50

Safety, Health and Environment
The South African operations continued to focus on
compliance with the Group’s Full Compliance Health and
Safety Management System ahead of OHSAS 18001
certification which will be concluded during F2007. Safety and health performance targets were amended in line with Gold
Fields’ commitment to meeting the targets set in conjunction with the other tripartite stakeholders at the Mine Health
and Safety Council. We deeply regret the loss of 38 of our
colleagues during the year in mining-related accidents. The
fatality rates have regressed at all three of our operations, despite an improvement in both severity and loss time injury rates at Driefontein and Beatrix. All three of the team-building initiatives; Bompodi at Beatrix, Eyethu at Kloof and Lapuma
Ilanga at Driefontein have a strong focus on safety behavioural training initiatives in line with our long-term strategy of
eliminating risk-taking behaviour. On the health side, targets have been set from 2008 of no deterioration in hearing loss
greater than 10 per cent, and from 2013 no new cases of
silicosis in previously unexposed employees.
Environmental surveillance audits were conducted at all
three operations during F2006 and ISO 14001: 2004
Environmental Management System accreditation was
retained. The operations recorded their lowest level of
significant environmental incidents since measurements
were first introduced. The cost estimates of the environ-
mental rehabilitation trust funds have substantially increased to R976 million (US$131 million) (F2005: R771 million)
(US$104 million) as a result of new regulatory requirements.
Provision has been made to flatten the slopes of tailings
dams upon mine closure to secure greater rehabilitation
sustainability.
Operational Performance
Gold production at the South African operations decreased by
6 per cent to 82,725 kilograms (2.66 million ounces), mainly resulting from a national wage strike in August 2005, and also to the grade variability at Kloof. Total cash costs increased by
10 per cent from R72,830 per kilogram (US$365 per ounce) to
R80,201 per kilogram (US$390 per ounce). This resulted from
a 6 per cent reduction in gold produced and an approximate
3 per cent increase in operating costs from R6,66 million
(US$ 1,07 million) to R6,88 million (US$1,08 million), which were well controlled through our Project 100 and Project
Beyond cost control initiatives.
The operating margin of Gold Fields’ South African operations increased to 23 per cent (F2005: 10 per cent) during the year reflecting the increase in the rand gold price from R90,000
per kilogram at the beginning of the year to R140,000 per
kilogram at year-end, averaging R107,698 per kilogram for
F2006. Operating profit also increased to R2,025 million
(US$ 316 million) from R734 million (US$118 million) in F2005.
The “Saks Fifth Avenue” strategy of mining to the average
Operating margins
increase with increasing
rand gold price and
strong focus on cost
containment
South African Operations Review
GOLD FIELDS LIMITED ANNUAL REPORT 2006
1 125
512
388
Driefontein
Kloof
Beatrix
South African Operating Profit
(Rm)
1 150
914
596
Driefontein
Kloof
Beatrix
South African Production
(’000 oz)

OUTLOOK FOR 2007
During F2007, the South African operations
will focus on the following priorities:
•
Improving the safety, health, environmental
and community performance
•
Increasing gold output while maintaining cost
containment
•
Continuing the “Saks Fifth Avenue” strategy to
produce quality volumes
•
Progressing the depth extension projects at
Driefontein and Kloof
•
Generating ore reserves through increased
development, targeting 24 months at the long-
life shafts and 12 months at other shafts
16
declared reserve value rather than the "Wal-Mart" strategy of increasing volumes at lower grades with the increasing gold
price was continued by all operations.
Driefontein and Beatrix, with the exception of the Beatrix West
Section (previously Oryx), performed in line with expectation.
Kloof had a disappointing year with gold production
decreasing by 12 per cent.
Driefontein achieved its planned increase in production at
5 shaft as well as consistent production levels at 2, 6, 7 and
8 shafts. Production at 4 shaft declined as it was adversely affected by seismicity during the year. The planned build-up of production at 1 shaft offset the drop in underground tonnages from the old West mine and 4 shaft.
Kloof’s gold production was largely affected by changes in the slope/terrace topography of the Ventersdorp Contact Reef
(VCR), primarily in the eastern parts of the mine, resulting in a higher than planned percentage of lower grade slope reef
being mined, thereby reducing the grade. Compounding this
was the lack of face length flexibility that necessitated the mining of the lower grade slope reef. The production build-up of 4 shaft also remained a challenge and there was continued
focus on removing infrastructure constraints. Development at
Kloof was increased towards the end of F2006 in order to
create greater mining flexibility.
Key highlights for Beatrix included the operation having
achieved an overall positive cash flow and a return to
profitability by all mining sections due to consistent gold
output and the higher gold price. Although the West
Section performed below expectation due to infrastructural
problems resulting from poor ground conditions, it recorded
its best ever annual profit margin and its second best year
of gold production.
Productivity – Major Initiative
Labour costs at the South African operations constitute
approximately 55 per cent of operating costs. Productivity
improvement is, therefore, vital to reducing these costs. Key interventions are in place at all operations towards attaining
REVIEW OF OPERATIONS (continued)
the productivity improvement target of 10 per cent per annum set in F2005.
The Operational Excellence Model has been applied by all
mines. This model is built on the cornerstones of improved
mine design and layout, implementing proper systems and
employing skilled and motivated people (diagram below).
Despite these interventions, productivity during F2006
remained flat at 3.9 square metres per total employees costed due to an increase in total employees costed and a decrease
in area mined. The increase in total employees costed resulted from increased development as we re-invested some of the
increased margin in the orebody to improve flexibility.
Total metres developed per in-development worker (IDW)
improved by 8 per cent to 2.6 metres per IDW (F2005:
2.4 metres per IDW).
Depth Extension Projects
At Kloof, a feasibility study is at an advanced stage for the development of a tertiary decline infrastructure to access the
Kloof Extension Area (KEA), which targets the Ventersdorp
Contact Reef (VCR) orebody below 43-level on 3 sub-vertical
shaft and below 45-level on 4 sub-vertical shaft. The KEA will add 2.0 million ounces of gold to the Kloof gold profile. The inclusion of this project will result in the decline in the
production profile at Kloof being delayed by two years, and
thereafter enhanced from 2010 to 2021. Further revisions of
current mine designs and schedules for the Eastern Boundary
Area (EBA) will continue during 2007, particularly in view of the economic potential of this prospective area at the recent
higher gold price.
*At Driefontein, a feasibility study is under way to determine the most economical way of accessing some 274 tons of gold
(8.8 million ounces), by deepening the existing 9 sub-vertical shaft. This could increase Driefontein’s life by at least 13 years to approximately 2035.
Both feasibility studies will be presented to the board during the first quarter of F2007.
Capital Expenditure
Capital expenditure of R694 million (F2005: R636 million)
increased due to opportunities presented following the
appreciable increase in the gold price.
*Refer to note on page 48

GOLD FIELDS LIMITED ANNUAL REPORT 2006
4 Sub #
11 #
12 #
13 #
6 #
6 T #
10 #
8 #
2 #
3 #
9 #
7 #
9 Sub #
1 #
5 #
5 Sub #
10 Sub #
13 Sub #
10A Sub #
6 Sub #
1 Sub #
4 #
Mined Areas
VCR
MR
CL
Gold Recovery Plants
Shafts (#)
Shaft Zone Boundary
Low Grade Surface Stockpiles
Surface Slime Dams
Surface Boreholes
Line of Section
Legend
0
2 500
5 000
Metres
REVIEW OF F2006
• Robust earnings performance
• Volumes mined increased
• Commenced dewatering
of 9 shaft
• Achieved planned production
build-up at 5 shaft
Driefontein Gold Mine
Health, Safety and Environment
During the year under review, 15 of our colleagues lost their lives in mining-related accidents. Driefontein achieved an
improvement of 8 per cent on its lost day injury frequency rate.
It is, however, regrettable that the fatality injury frequency rate regressed year-on-year from 0.17 to 0.34.
Average underground environmental conditions remained
within the Group’s set targets, and strategies to seal off old areas to prevent mine fires are being implemented.
The mine retained its ISO 14001 certification and was issued a new certificate in terms of the ISO 14001: 2004 standard. All environmental incidents are graded in terms of Gold Fields’
classification system for environmental incidents. During 2006, there were 17 level-2 environmental incidents at the mine,
mainly related to water and tailings spillages.
The mine is also in the process of updating closure plans as required by the new mining rights conversion process and
this project has been conducted in close liaison with key
stakeholders. The Environmental Management Programme
Report for the mine has been revised in line with the ISO 14001
Environmental Management System. The mine also achieved a
water consumption saving per ton of rock mined.
Operational Review
Driefontein posted a steady performance for the year despite a slight drop in production from 36,162 kilograms (1.16 million ounces) in F2005 to 35,755 kilograms (1.15 million ounces) in
F2006. The decrease is attributable largely to lower production at the higher grade 4 shaft, which was adversely affected by
seismicity during the year. In addition, underground yields
dropped from 8.3 grams per ton in F2005 to 8.1 grams per ton in F2006, and gold recovered from the No 1 plant clean-up
operation dropped from 1,707 kilograms (54,900 ounces) in
F2005 to 1,539 kilograms (49,500 ounces) in F2006.
Key highlights for Driefontein include achieving the planned increase in production at 5 shaft as well as consistent
production levels at 2, 6, 7 and 8 shafts. The “Saks Fifth Avenue”
strategy relating to the mining of average declared reserve
value rather than increasing volumes at lower grade, has
continued. Total cash costs for the year increased from
R65,876 per kilogram (US$330 per ounce) in F2005 to
R73,109 per kilogram (US$355 per ounce) in F2006. This
increase was the result of lower production and inflationary pressure on input costs.
The higher gold price facilitated the increase of development and opening-up interventions at certain shafts to create
much needed flexibility to support continued growth.
Total development metres
*
increased from 33,112 metres in
F2005 to 33,683 metres in F2006. Main reef advanced metres also increased from 3,849 metres in F2005 to 4,174 metres in F2006.
*Includes secondary development

Operating margins increased to 29 per cent (F2005: 18 per cent)
and operating profit doubled from R555 million (US$89 million)
in F2005 to R1,125 million (US$176 million) in F2006. Net
earnings increased from R290 million (US$47 million) in F2005 to R580 million (US$91 million) in F2006.
Depth Extension Project
*A revised feasibility study is in progress to determine the most economical way of accessing some 274 tons of gold (8.8 million
18
REVIEW OF OPERATIONS (continued)
Driefontein
2006 2005 2004 2003 2002
Main development km 27.4 27.8†
30.0               35.7               33.6
Area mined ’000m 680 661
626                732                698
Productivity m
2
/TEC* 3.4 3.2
2.9                3.5                 3.2
Tons milled Underground ’000 3,867
3,794             3,709             3,898              3,770
Surface ’000 3,000 2,900
2,729             2,472              2,817
Total ’000 6,867
6,694             6,438             6,370              6,587
Yield Underground g/t 8.1 8.3
8.1                8.4                 9.4
Surface g/t 1.4 1.6
2.0                2.3                 2.1
Combined g/t 5.2 5.4
5.5                6.0                 6.3
Gold produced Underground kg 31,441 31,650
30,156            32,886            35,431
Surface kg 4,314 4,512
5,338              5,630             5,832
Total kg 35,755 36,162
35,494            38,516            41,263
Total ’000oz 1,150 1,163
1,141              1,238             1,327
Operating costs Underground R/ton 655 609
639                 580                554
Surface R/ton 60 61
69                  64                  57
Total R/ton 395 371
397                 380                342
Gold sold kg 35,755 36,162
35,494            39,238            40,541
Total cash costs US$/oz 355 330
311                 202                158
R/kg 73,109 65,876
68,922            58,841            51,153
Net earnings Rm 579.6 289.7
436.7              725.4             877.5
US$m 90.6 46.7
63.3                80.0              87.2
Capital expenditure Rm 248.7 184.1
238.3              572.8             475.2
US$m 38.9 29.6
34.5                63.2              47.2
*TEC = total employee costed
† Marginal Main Reef at West Section stopped
ounces) by deepening the existing 9 sub-vertical shaft. This could increase Driefontein's life-of-mine by at least 13 years, to approximately 2035. The study will be completed and presented to the board during the first quarter of F2007.
Capital Expenditure
During F2006, capital expenditure amounted to R249 million
(US$39 million) compared to R184 million (US$30 million)
in F2005.
OUTLOOK FOR 2007
The primary focus during F2007 will be on:
•
Consolidation of F2006 production levels
•
Continuation of “Saks Fifth Avenue” strategy of mining
quality volumes
•
Generation of ore reserves with the long-life shafts
targeting 24 months of mineable ore reserves and the
other shafts at least 12 months
•
Continued productivity improvement
•
Increase capital expenditure to R303 million* with major
spend on:
– 1 tertiary shaft R54 million
– 5 sub-vertical shaft R33 million
– plant improvement and spares R34 million
*refer to note on page 48
* Excluding depth extension project

GOLD FIELDS LIMITED ANNUAL REPORT 2006
Kloof Gold Mine
Safety, Health and Environment
The safety performance at Kloof showed a disappointing
regression over the past year with 16 fatalities and the lost day injury frequency rate deteriorating by 8 per cent. However, days lost due to mine injuries showed a 12 per cent improvement.
The number of fatalities recorded for the year increased from
12 to 16, the majority being fall-of-ground related (nine gravity and three seismic).
On a positive note, however, the mine as a whole achieved
One Million Fatality Free shifts early in the fourth quarter.
Kloof’s ISO 14001 environmental management system was
certified to the new 2004 standard. The ISO 14001: 2004
standard is a revision of the 1996 standard and requires a more pro-active approach to environmental issues and requires more detailed root cause analysis for non-conformation.
During F2006, there were five level-2 and two level-3
environmental incidents which were mainly tailings spillages.
An independent legal compliance assessment was under-
taken during 2005 and the mine is revising its obligatory
closure cost estimates.
Average underground environmental conditions were within
the Group’s target range, but adverse thermal conditions
at Kloof 7 shaft necessitated the review of cooling and
refrigeration practices.
The mine is engaged with a number of stakeholder groups and
has formed the Wonderfontein Action Group in conjunction with concerned water users to investigate water quality and supply issues in the Wonderfontein Spruit catchment area.
Operational Performance
A number of shortcomings early in F2006 resulted in Kloof not attaining all of its planned targets, a key issue being the
variability in grades. During the first two quarters, the mine achieved grades that were lower than the average life-of-mine reserve grade due to changes in the slope/terrace topography of the Ventersdorp Contact Reef (VCR), primarily in the eastern parts of the mine. The percentage of lower grade slope reef
mined was higher than the planned estimate thereby reducing
the amount of “pay ground” available to be mined. This was
compounded by a lack of face length flexibility that
necessitated the mining of the low-grade slope reef resulting in a decrease in the overall underground yield by 5 per cent from 9.1 grams per ton to 8.7 grams per ton. Management
interventions were introduced during the year which included short-interval controls and more frequent geological mapping to manage the grade.
The production build-up of 4 shaft was constrained by
infrastructure limitations. The preparatory work for the extraction of the high grade pillar of 1 shaft has commenced with the
installation of floating steel work in both 1 and 2 sub-vertical shafts.
A total of 32,046 metres
*
was developed during the year which
was approximately 800 metres below budget primarily due to
second outlet restrictions imposed by the Department of
Minerals and Energy on 4 shaft. Kloof is focusing on increasing the development metres in F2007 to 40,000 metres for the year.
REVIEW OF F2006
•
Grade management
improved yields
•  KEA feasibility at advanced
stage
•  Net earnings improve to
R166 million (US$26 million)
South African Operations
*Includes secondary development

Kloof
2006
2005               2004              2003                2002
Main development Km 30.4 36.1
†
43.9               49.8                44.4
Area mined ’000m 607
623                 611
655                 549
Productivity m2/TEC* 3.4
3.4                 3.2                 3.2                  3.0
Tons milled Underground ’000 3206
3,471              3,452              3,727               3,222
Surface ‘000 460
1,184              1,531              1,111               1,435
Total ‘000 3,666
4,655              4,983
4,838               4,657
Yield Underground g/t 8.7
9.1                 9.0                 9.3
10.4
Surface g/t 1.1
0.7                 0.8                 0.7                  0.6
Combined g/t 7.8
6.9                 6.5
7.3                 7.4
Gold produced Underground kg 27,915
31,474             31,089            34,634             33,365
Surface kg 514
784              1,184
830                 871
Total kg 28,429
32,258             32,273            35,464             34,236
Total ‘000oz 914
1,037              1,038
1,140               1,101
Operating costs Underground R/ton 788
710                 709                 606                 637
Surface R/ton 61
67                   58                  66                   45
Total R/ton 697
546                 509                 482                444
Gold sold kg 28,429
32,258             32,273             35,523            34,177
Total cash costs US$/oz 421
379                 341                 215
179
R/kg 86,581
75,693             75,645             62,757            57,833
Net earnings Rm 166.3
(60.3)                5.8               600.7             601.5
US$m 26.0
(9.7)                0.8                 66.2               59.8
Capital expenditure Rm 208.0
230.1              344.4
419.7               337.2
US$m 32.5
37.1                49.9                46.3                33.5
*TEC = total employee costed
†The Kloof and Middelvlei Reef marginal areas stopped
20
REVIEW OF OPERATIONS (continued)
The reduced volumes of low-grade surface material treated,
together with the No 3 plant clean-up ore, resulted in an
improved surface yield of 1.1 grams per ton (F2005: 0.7 grams per ton). The No 3 plant decommissioning and removal of
infrastructure is scheduled for completion during the second quarter of F2007.
Gold production for the year decreased by 12 per cent to
28,429 kilograms (914,000 ounces) with total cash costs
increasing by 14 per cent to R86,581 per kilogram (US$421 per ounce). The increase in cash costs is attributable mainly to the lower gold production. Operating margins, however, improved
to 17 per cent (F2005: 6 per cent) largely attributable to the increase in the rand gold price received. Net earnings for the
OUTLOOK FOR 2007
The primary focus during F2007 will be on:
•
Maintaining consistent gold production
•
Improving productivity
•
Advancing the KEA feasibility study which will add
2.0 million ounces of gold to the Kloof gold profile
year were R166 million (US$26 million), compared with a loss of
R60 million (US$10 million) in the previous year.
The Kloof Eyethu Team Development programme was officially
launched on the mine on 22 May 2006, an initiative focused on improving the dynamics within a production team. The Eyethu
principles underpin “the way we do things” at Kloof and aims at creating a safe and productive working environment.
Capital expenditure of R208 million (US$33 million) for the fiscal year was spent on ongoing major projects such as the 4 sub-
vertical infrastructure improvements, the 1 shaft pillar
extraction and the 4 shaft pumping infrastructure.
•
Capital expenditure of R350 million with major spend on:
– 4 sub-vertical shaft R75 million
– 1 shaft pillar extraction R40 million

GOLD FIELDS LIMITED ANNUAL REPORT 2006
REVIEW OF F2006
•
All mine sections return
to
profitability
• Underground yields improve
4 per cent
• Net earnings improve to
R139 million (US$22 million)
Beatrix Gold Mine
Health, Safety and Environment
Beatrix showed an improvement of 25 per cent on the lost day injury frequency rate during F2006 which is within the Mine
Health and Safety Council’s milestone target. The fatality rate, however, regressed year-on-year from 0.1 to 0.24 with a total of seven miners having lost their lives. Introduction of a
number of behaviour-based initiatives should take the mine
forward towards the goal of zero fatal accidents.
Average underground environmental conditions met the
Group’s targets. Measures to ensure conformance to the
requirements set by the Mine Health and Safety Council have
been introduced.
Beatrix retained its ISO 14001 environmental management
certification and was certified to the new 2004 standard. All environmental incidents are classified in terms of the Gold
Fields classification system. During F2006, there were 14 level-2 environmental incidents at the mine and one level-3 incident.
The level-3 incident related to the seepage of saline water
from the evaporation dams and water from the tailings dams
into the Boschluis Spruit at Beatrix number 4 shaft complex.
Appropriate measures have been introduced to address and
rectify these issues.
A legal compliance assessment was undertaken by an
independent legal firm in 2005. The mine is also in the
process of updating closure plans as required by the new
mining rights conversion process.
Operational Performance
During F2006, the mine established the foundations for future sustained production by focusing on development, and
improving gold production through the consistent quality of
stoping production. Additional gold recovery was obtained by increasing the mine call factor and there was an increased
focus on the recovery of old gold.
Key highlights for Beatrix include the operation having achieved an overall positive cash flow and a return to profitability by all mining sections due to consistent gold output and the higher gold price received. The West Section delivered consistent gold output and profit during the year, to record the best ever profit margin of 12 per cent (R70 million (US$11 million), before
amortisation).
Overall gold production was marginally down 4 per cent at
18,541 kilograms (596,100 ounces) largely on the back of a
reduction in volumes. Volumes were negatively affected by the industry-wide industrial action in August 2005 which impacted stoping and development.

REVIEW OF OPERATIONS (continued)
South African Operations
The underground yield increased by 4 per cent year-on-year
from 5.0 grams per ton to 5.2 grams per ton as a result of an improved mine call factor and underground grades, especially from the North and West Sections.
There was a significant 21 per cent year-on-year improvement in the mine call factor to 97 per cent due to the implemen-
tation of a systematic mining cycle process and the reduction of in-stope water usage coupled with increased quality
sweeping and vamping volumes. It is anticipated that over the medium term the mine call factor will revert to a historical level of approximately 90 per cent.
The mine achieved total development metres* of 40,315
kilometres for the year, a decrease of 3 per cent from the
previous year partially due to the impacts of the industrial action in August 2005. Development metres at the West
Section were also lower because geological structure
changes necessitated additional drilling and support. In
addition, some development areas at the West Section were
affected by the smectite swelling clays resulting in delays to allow the rehabilitation of tunnels. Detailed geological
modelling, mineral analyses and smectite distribution studies are continuing to delineate areas of higher smectite impacts and to prevent future delays through alternative layouts and bypass development.
Stoping operations continued to reflect the improved grade
in the stoping section in Zone 5 at the West Section. At the
North Section, ongoing good values at 3 shaft were in line with expectations. However, the generally lower grades at the
South Section resulted from increased grade variability and
mining-mix execution impacts as a result of declining
reserves at that section.
OUTLOOK FOR 2007
The focus during F2007 will be on:
•
Maintaining gold production at levels similar to F2006
•
Ensuring that the mining grade control, gold output and increased productivity are achieved and maintained
•
Continuing investment in training and skills development
•
Capital expenditure of approximately R261 million with major expenditure on the 3 shaft project and development to improve mining flexibility
No surface tonnage was processed during the year and it is
unlikely that any will be processed in F2007 because of the
lower grades available in the remaining portions of the waste rock dump even at current elevated gold prices.
In F2006, the operating margins on the mine benefited from
the higher gold price. However, operating costs per ton milled increased by 17 per cent year-on-year to R455 per ton (F2005:
R390 per ton). The main causes for this increase were:
• the cessation of surface milling;
• reduced tonnage milled throughput;
• costs associated with restructuring;
• costs of voluntary overtime work on public holidays; and
• wage increases in excess of the inflation rate.
The total cash cost per kilogram produced increased year-on-
year by 4 per cent to R84,095 (US$409 per ounce) (F2005:
R81,023 per kilogram – US$406 per ounce). This increase was
mainly due to additional costs associated with the cessation of surface production and the impact of industrial action during the September quarter.
A total of R237 million (US$37 million) was spent on capital projects. Major capital spend was focused on the continuing
establishment of the 3 shaft infrastructure and pumping
capabilities as well as development work on all shafts. The rail logistic upgrades continued at the West Section.
* Includes secondary development

GOLD FIELDS LIMITED ANNUAL REPORT 2006
Beatrix
2006
2005
2004
2003
2002
Main development
km
35.9
38.4†
43.5
46.2
36.0
Area mined
’000m
686
763
778
792
740
Productivity
m2/TEC*
5.5
5.7
5.7
5.8
5.8
Tons milled
Underground
’000
3,551
3,852
4,025
4,053
3,633
Surface
’000
–
329
1,423
669
482
Total
’000
3,551
4,181
5,448
4,722
4,115
Yield
Underground
g/t
5.2
5.0
4.6
4.9
5.5
Surface
g/t
–
0.8
0.7
0.9
1.0
Combined
g/t
5.2
4.6
3.6
4.3
4.9
Gold produced
Underground
kg
18,541
19,139
18,451
19,909
19,886
Surface
kg
–
279
986
579
481
Total
kg
18,541
19,418
19,437
20,488
20,367
Total
’000oz
596
624
625
659
655
Operating costs
Underground
R/ton
455
421
381
350
325
Surface
R/ton
–
32
36
30
27
Total
R/ton
455
390
291
305
290
Gold sold
kg
18,541
19,418
19,437
20,488
20,367
Total cash costs
US$/oz
409
406
356
229
173
R/kg
84,095
81,023
78,865
66,907
55,894
Net earnings
Rm
138.8
(149.1)
#
(353.8)
#
257.4
697.7
US$m
21.7
(24.0)
#
(51.3)
#
28.4
69.4
Capital expenditure
Rm
237.4
221.4
295.1
373.7
215.4
US$m
37.1
35.7
42.8
41.2
21.4
* TEC = total employee costed
† Marginal development at the South section stopped
# F2005 includes an impairment charge of R60 million, F2004 includes an impairment charge of R426 million

REVIEW OF OPERATIONS (continued)
International Operations Review
Portfolio grows with the
addition of the Choco 10
mine in Venezuela
Safety, Health and Environment
The international operations continued along its growth path with the Choco 10 mine in Venezuela and the Cerro Corona
Project being added to the portfolio during the year. The
operations made good progress in advancing excellence in the fields of safety, health, environmental and community issues
(“SHEC”). To this end, the international operations have
maintained their ISO 14001 certifications and there were no
major environmental incidents for F2006. Gold Fields has
become a signatory to the International Cyanide Code and all operations are advancing related projects to ensure compliance by 2009. Strong community relations remain key and one
of the year’s highlights was the launching of the five-year
Social Empowerment and Economic Development (“SEED”)
programme in Ghana. The AccountAbility AA 1000 stakeholder
engagement standard is planned to be implemented at all the
international operations in the coming financial year. While the overall safety performance, as measured by lost time injury and medically treated injury frequency rates improved over the
previous year, it is, however, disappointing to report a fatal accident that occurred at the Tarkwa mine. The operations have made good progress in terms of integrated safety management
systems with the Australian operations maintaining their
AS/NZS 4801 status and Tarkwa attaining OHSAS 18001
certification. Damang should be similarly certified early in the new financial year. Detailed SHEC assessments have been
completed at the Choco 10 mine since acquisition and Gold
Fields’ systems and standards are in the process of being
implemented at this mine.
Operational Performance
The international operations delivered strong performances
with total gold production at 1.69 million ounces, a 2 per cent improvement over that achieved in F2005. The increased
production and a higher average gold price received
(US$526 per ounce) resulted in revenues of US$890 million. On an attributable basis, the international operations produced
1.40 million ounces. Average total cash costs were US$309 per ounce, reflecting cost increases at Tarkwa and the Australian operations. Operating profit increased to US$365 million from
US$250 million in F2005.
All mines, other than St Ives, performed in line with expectation.
Tarkwa continues to grow and the inward investment
programmes at this mine continued to yield good results. The new CIL plant exceeded design in terms of throughput,
recoveries and unit costs of processing. The owner mining fleet is performing ahead of plan and tons moved on the mine are at record levels. The primary and secondary mining fleets are
166
43
9
92
56
Tarkwa
Damang
Choco 10
St Ives
Agnew
International Operating Profit
(US$m)
709
235
25
496
222
Tarkwa
Damang
Choco 10
St Ives
Agnew
International Production
(’000oz)
– Managed

GOLD FIELDS LIMITED ANNUAL REPORT 2006
presently being expanded and a total of US$26 million is to be invested in acquiring new equipment during F2007.
Damang has been successful in extending its life-of-mine to 2012 and the mine continues to exceed expectation on an expanded
footprint. The mine has successfully secured additional mill feed through discovering and mining from a series of satellite pits while advancing the Damang pit cutback ahead of plan.
The performance at St Ives continues to be negatively affected by lower than planned throughput, lower mined grades and a
lack of reserve flexibility. The new plant at St Ives has now reached design levels in terms of throughput and recoveries
which were offset by higher than planned maintenance costs,
affecting unit cost performance.
Agnew improved production for the year as a result of good
underground performance from the Kim Lode, offset by a
lower than planned performance from the Songvang open pit.
The primary operational effort at the Choco 10 mine has been focused on ensuring it delivers a consistent 5,400 tons per day.
Considerable attention has gone into a metallurgical plant
upgrade and a US$6 million programme was instituted during
the fourth quarter of F2006. This should be completed by the second quarter of F2007.
Exploration
Exploration, within the boundaries of the existing operations, remained a key focus area with Damang and Agnew continuing
to show success and St Ives incurring the highest proportion of spend. Exploration spend for the year amounted to US$30 million with St Ives constituting US$15 million, Agnew US$7 million,
Damang US$5 million and the balance of spend at Choco 10.
A full grade control and exploration programme has been
implemented at the Choco 10 mine and a total of US$11 million will be incurred on the exploration programme during F2007.
Commodities
The ongoing surge in the commodities cycle with its resultant impact on input costs is a continual challenge for the
international operations. This is reflected in key consumables such as diesel where the price continues to escalate driven by the higher crude oil prices. The Ghana diesel hedge taken out during the fourth quarter of F2005, expired. Subsequently, a further hedge of 12 months with effect from July 2006, was
entered into. There is demand pressure for the supply of earth-
moving equipment tyres and this has made it necessary to
align with tyre suppliers to ensure an uninterrupted supply. At the same time, all the mines have advanced strategies to
improve hauling conditions and other initiatives to improve tyre life. Key consumables for processing have also increased
significantly and to mitigate these increases all operations have implemented actions to reduce consumption while, at the same time, advancing regional and, where possible, global
procurement best practice.
The commodities cycle continues to put pressure on the
availability of skills and salaries and although we can boast a strong pool of professionals, turnover rates at the mines are at abnormally high levels, primarily in Australia. This has led to increased and extended recruitment and training time.
Capital Expenditure
Capital expenditure for the year was US$149 million
(R951 million) including spend at the newly acquired Choco 10 mine. The primary project spend included investments for
the Damang cutback US$19 million, Teberebie Pit cutback
at Tarkwa US$5 million, mining fleet purchases at Tarkwa
US$4 million, underground mine development at St Ives
US$18 million, pre-stripping of Thunderer open pit at St Ives
US$9 million, underground mine development at Agnew
US$8 million, exploration at Australian operations US$22 million and Choco 10 mine US$5 million.
OUTLOOK FOR 2007
During F2007, the international operations will focus on:
• Improving safety, health, environment and community
performance
• Increasing gold production to approximately 1.9 million
ounces with a continued focus on cost containment
• Increasing productivity through mine design and set-up,
simulations and benchmarking, continued improvement
of output and quality and improved employee training
and motivation
• Delivering on organic growth initiatives to maximise current infrastructure and the resource bases at the mine sites

Tarkwa Gold Mine
Safety, Health and Environment
Tarkwa suffered one fatality during F2006. The mine, however, was certified as OHSAS 18001 compliant on 21 November
2005, and is the first mine in the Gold Fields Group to achieve this distinction.
In May 2006, the mine underwent an ISO 14001 re-certification audit under the revised 2004 standard and was certified
compliant with this higher standard.
The launch of the SEED Programme in November 2005
provided the Alternative Livelihood Programmes with a firm
foundation for future growth and re-affirmed Gold Fields
Ghana’s ongoing commitment to the sustainable development
of communities living in and around its operations.
The development of employees through focused training
programmes continued to make good progress. A Management
Development Programme (MDP) was undertaken under the
auspices of the University of Stellenbosch with a high degree of acceptance by participants.
Operational Performance
Tarkwa’s priority for F2006 was consolidation and optimisation following the establishment of the owner mining fleet and the commissioning of the 350,000 ton per month CIL plant in F2004.
This was achieved as the mine improved on the previous year’s performance in a number of key areas.
Total gold production increased 5 per cent to 709,000 ounces
(F2005: 677,000 ounces) with total tonnage mined increasing
18 per cent to 97 million tons (F2005: 82 million tons). Ore tons mined increased to 21 million tons (F2005: 19 million tons) and the stripping ratio increased to 3.6 (F2005: 3.3).
The mining fleet is being augmented with additional vehicles and secondary equipment as a result of the higher mining
volumes currently being achieved. Volumes are expected to
increase further during F2007 to 106 million tons. This
increased tonnage reflects progress made in the geotechnical area where some pits now require waste mining to ensure
stability over their life, which is estimated at up to 20 years.
The overall grade recovered from the CIL plant was 1.58 grams per ton in F2006 (F2005: 1.63 grams per ton). This marginal
reduction is attributable to an increase in tonnage treated
during the year. The current grade is expected to be maintained in F2007. Grades at the heap leach operations reduced to
0.91 grams per ton (F2005: 1.0 grams per ton), again due to the larger volumes treated.
26
REVIEW OF OPERATIONS (continued)
REVIEW OF F2006
•
Record gold production
•
Increased mining volumes
•
New plant ahead of design
• Expanded heap leach facilities
International Operations

GOLD FIELDS LIMITED ANNUAL REPORT 2006
Tonnage crushed in the heap leach process was 16.8 million
tons compared with the 16.4 million tons in F2005 and
16.0 million tons in F2004. The tonnage milled by the CIL plant increased from 3.2 million tons in F2005 to 4.7 million tons in
F2006 and exceeded the design throughput of 4.2 million
tons per annum. The increasing output of the ore treatment
facilities, to both heap leach and CIL crushing plants, reflects the continuous improvement taking place on this mine.
Tarkwa is presently studying means of increasing tonnage
treated by the CIL plant to over 10 million tons per annum, and this study is expected to be completed by the end of calendar
2006. Considerable working knowledge has been gained on the
CIL plant during the year, especially regarding the blending of soft and hard ores, which is critical to the performance of the single stage SAG mill. Should the CIL expansion project be
approved, the circuit will convert to an SAG-ball combination.
Total cash costs increased to US$292 per ounce (F2005: US$234 per ounce). This resulted from the increased mining volume,
OUTLOOK FOR 2007
The focus during F2007 will be on:
• Increasing gold production
• Increasing mining volumes to a total of 106 million tons
•
Minimising cost increases as a result of increased waste
stripping, higher maintenance and higher commodity prices
the increased tonnage treated as well as substantially higher prices of a number of commodities, including fuel, cyanide,
other chemicals, cement, tyres and wear materials. These
increases are being addressed by introducing measures to
reduce commodity consumption across the mine and by
focusing on purchasing contracts to optimise global and
regional buying power.
Revenue generated during the year was US$373 million with an operating cost of US$212 million, realising an operating profit of US$166 million for F2006, after accounting for the
gold inventory change. Net attributable earnings totalled
US$70 million at an average gold price of US$526 per ounce.
Capital expenditure for the year totalled US$47 million. The main areas of expenditure were mining equipment, capital
waste stripping, heap leach pad construction, housing and
related infrastructure, and a number of metallurgical and
engineering projects. Importantly, the new blue ridge and north heap leach facilities were commissioned during the year.
“CIL plant expansion study to over 10 million tons
per annum is currently underway”
•
Finalising the CIL plant expansion study by calendar
year-end
•
Capital expenditure to increase to US$106 million with
the major focus on:
– US$41 million proposed CIL expansion
– US$26 million mining fleet purchases
– US$20 million for Teberebie pit cutback

REVIEW OF OPERATIONS (continued)
Tarkwa
2006
2005               2004                2003               2002
Open pit mining
Waste mined
’000t 75,899
63,170            43,987             27,521            28,986
Ore mined ’000t 21,037
19,301           17,164              16,067            14,630
Head grade g/t 1.2
1.3                1.4                   1.5                1.6
Strip ratio W:O 3.6
3.3                 2.6                  1.7                 2.0
Processing
Tons processed
Milled ’000t 4,687
3,189                    –                    –                    –
Heap leach ’000t 16,800
16,444            16,000             15,210            14,914
Total ’000t 21,487
19,633            16,000             15,210            14,914
Yield Milled g/t 1.6
1.5                    –                     –                   –
Heap leach g/t 0.9
1.0                 1.1                 1.1                  1.1
Combined g/t 1.0
1.1                 1.1                 1.1                  1.1
Gold produced Milled kg 14,638 4,685 – – –
Heap leach kg 7,422
16,366             17,107
16,792             16,920
Total kg 22,060
21,051             17,107
16,792 16,920
Total ’000oz 709
677                  550
540 544
Total cash costs US$/oz 292
234                  230               194                 171
Net attributable earnings Rm 445.2
304.0               212.7             223.0              240.5
US$m 69.6
48.9                 30.8               24.6               23.9
Capital expenditure Rm 299.7
469.6               943.4             207.4                80.5
US$m 46.8
75.6               136.7               22.9                 8.0

GOLD FIELDS LIMITED ANNUAL REPORT 2006
Damang Gold Mine
Safety, Health and Environment
Damang continued to expand its operational footprint while
maintaining its safety, health, environmental and community
responsibilities which included:
•   ISO 14001: 2004 certification and an award by the Ghana
Environmental Protection Agency (EPA) as being the Most
Responsible Mining Company in the Ghana mining sector for
the second consecutive year;
•   Successful implementation of an Occupational Health and
Safety management system in accordance with the OSHAS
18001 standard, the certification audit is planned for early in the new financial year; and
•   Completion of the Damang Mine Costed Reclamation Plan
and submission to the Ghana EPA as a basis to revise its
bonding arrangements.
Operational Performance
The mine made an important contribution to the Group with net attributable earnings of US$19 million (F2005: US$13 million).
Ore mining, processing and metallurgical recoveries exceeded plans and the increase in the US$ gold price benefited
the operation. Damang has more than exceeded production
and profit expectations since its acquisition in F2002 and has returned free cash flow of US$66 million after paying the
acquisition price of US$42 million.
Aggressive exploration and evaluation programmes are
essential to Damang’s sustainability and growth, including the
Damang Extension Project and the Damang pit cutback
(DPCB). In F2005, permitting and the development of Amoanda
and Tomento satellite pits and the Damang pit cutback
commenced. The Amoanda pit will be depleted by September
2006 and the Tomento palaeoplacer pits will become the main
source of oxide ore over the next two years. Pre-stripping of the five-year life DPCB continues and the J2 South West extension was added to the DPCB as an additional short-term fresh ore
source to replace the Amoanda pit. The DPCB is in its
production build-up phase and this pit will reach full production in calendar 2008-9. Oxide ore supplies for the next few years will be mined from the Tomento palaeoplacer pits, with mining
activity commencing in July 2006.
REVIEW OF F2006
•
Environmental awards
•
Record mill throughput
• Resources and reserves base
increased
•
Advanced underground
feasibility studies
International Operations

REVIEW OF OPERATIONS (continued)
High-grade fresh ore production was achieved from the
Amoanda pit and medium-grade oxide ore from the Tomento
pits during F2006. The grade of the ore treated during the year varied between 1.44 grams per ton to 1.52 grams per ton due to lower grade stockpile material replacing higher grade fresh ore from the pits. During F2006, Damang mined over 24.7 million
tons of ore and waste, and treated 5.3 million tons of ore.
This was an improvement on previous years due to improved
mill availability and utilisation, more effective crusher and mill liner change-outs, and the processing of softer Amoanda ores which resulted in increased milling rates.
Gold production of 235,000 ounces was in line with
expectations, but slightly down from the F2005 gold production of 248,000 ounces, which included six months of high-grade ore from the Damang pit. Total cash cost for the year averaged
US$341 per ounce compared with US$282 per ounce in F2005.
The increase is due to higher input costs and the increase in mining volumes replacing the higher grade ore from the
Damang pit mined in F2005.
OUTLOOK FOR 2007
F2007 will be characterised by:
• Reduced gold production as the higher grade Amoanda
pit is depleted
• Reduced mill throughput due to harder ores
• Increased total mining volumes to 19 million tons
Damang
2006
2005              2004               2003              2002*
Open pit mining
Waste mined
’000t 21,563 8,193 9,855 13,928 5,437
Ore mined ’000t 3,172 3,393 5,439
4,457              2,402
Head grade g/t 1.47 1.62
2.02                2.11               2.34
Strip ratio W:O 6.8 2.4 1.8 3.1 2.3
Processing
Tons milled
’000t 5,328
5,215              5,236
             4,877              1,951
Yield g/t 1.4
1.5                 1.8
1.9 2.3
Gold produced kg 7,312 7,703 9,589 9,305 4,397
’000oz 235
248                 308
299 141
Total cash costs US$/oz 341
282                 222                 243                200
Net attributable earnings Rm 123.9 83.0
170.4                91.8               64.3
US$ 19.4
13.4                24.7                10.1                5.9
Capital expenditure Rm 163.8
65.9                22.0
14.4                  5.5
US$ 25.6
10.6                  3.2
1.6 0.5
*Results for the five months ended June 2002
Tenement management included the successful approval by
the Ghana EPA of the Lima South mining project environmental impact assessment (EIA) and the re-commencement of the
process for Prospecting Lease to Mining Lease conversion in
August 2005. The Minister of Lands, Mines and Forests signed the Mining Lease for Lima South in April 2006. Damang also
submitted the Rex Project EIA in June 2006 and is currently
awaiting approval to commence with project development.
Development of personnel included specialised training
secondment to other operations, safety and emergency
response training and the recently introduced Management
Development Programme (MDP) for leadership talent
conducted through the University of Stellenbosch.
Capital expenditure for the year was US$26 million. US$19 million was spent on the development of the DPCB, US$1 million on the development of the Amoanda and Tomento satellite pits,
US$2 million on raising the East Tailings Storage Facility and
US$2 million on capitalised exploration. During the year, the
Abosso underground pre-feasibility study was also completed.
•   Footprint expansion with new satellite pits being discovered and brought into production
•   Capital spend of US$27 million on the following major projects:
– US$19 million for the DPCB
– US$3 million for expanding the cast tailing storage facility
– US$2 million for development of the Rex deposit

GOLD FIELDS LIMITED ANNUAL REPORT 2006
REVIEW OF F2006
•
Newly acquired operation
in Venezuela
•
Highly prospective camp
• A mine in
production build-up
Choco 10 Gold Mine
Gold Fields acquired the Choco 10 mine and surrounding
concessions located in the El Callao district of Venezuela,
through the acquisition of the entire share capital of Bolivar
Gold Corp in a scheme of arrangement. The transaction was
announced on 21 November 2005 and became effective on
1 March 2006 for a total consideration of US$381 million. This mine commenced production in August 2005 with declared
reserves of 1.2 million ounces and is in the initial ramp-up towards its design capacity of 1.9 million tons of ore processed per year. Gold Fields was attracted to the prospectivity of the
El Callao area, which had been identified as a gold province for over a century, as well as to the geological potential of the concessions surrounding and on which the Choco 10 mine
is located.
The Choco 10 mine is a multipit, open cast mining operation
with future underground potential. Mineralisation is hosted in a series of structurally controlled quartz-vein shear lodes, which dominantly strike north-south and northeast-southwest. The
rock package has been subjected to intense tropical weathering with the majority of the mining to date occurring within
saprolite-hosted oxide ore. Mining operations have been
focused on the first phases of the Rosika, Coacia and Pisolita pits using an owner-operated mining fleet. A cutback to Rosika pit has recently commenced and a cutback to the Coacia pit is scheduled to commence during the first quarter of F2007. The quantity of transitional and fresh rock mined is expected to increase during the year as the pits are deepened.
Operational Performance
The production build-up has been below expectations, as a result of the nature of the ore fed to the plant, plant breakdowns, water shortages and low mining equipment availabilities. The saprolitic ore currently being mined has resulted in a high slurry density in the plant, reducing leaching efficiencies and throughput capacity.
Equipment breakdowns in the plant have been exacerbated by a shortage of critical spares both in the country and on site. Late seasonal rains affected the water reservoir supply to the mine, which interrupted production during the month of June.
A detailed assessment was undertaken immediately after
acquisition to cover all spheres of activity from Safety, Health,
Environment and Community and extended throughout mining
and processing operations. As a result of this comprehensive assessment, a series of priority activities has been
implemented. A US$6 million recapitalisation programme is
under way at the process plant to secure safe, reliable and
efficient production at design capacity. This is focused on
VENEZUELA
COLOMBIA
70° W
65° W
°
5° N
10° N
0
150 Km
CHOCO 10
TRINADAD
&
TOBAGO
Valencia
Cuidad
Guayana
GUYANA
BRAZIL
Georgetown
SURINAME
Caribbean Sea
Maracaibo
Cuidad
Bolivar
Caracas
Barcelona
International Operations

REVIEW OF OPERATIONS (continued)
improving throughput, increasing efficiencies and securing the long-term life of the plant. Future water supply to the operation is being secured through a series of boreholes which are being drilled and equipped, a pipeline that is being laid to draw water from the Yuruari River which is in the permitting stage, and discussions with local underground mines regarding the use of their discharged water. A study of expansion options is in
progress on two fronts: a desktop pre-feasibility level
engineering study, and a US$11 million resource definition and exploration programme on the Choco 10 and Choco 4
concessions. The engineering study is evaluating options for configuration of the plant and tailings dam sites, as well as completing a site-wide water balance.
The AccountAbility Stakeholder Engagement Standard (AA
1000) is being implemented as the basis for the mine’s
community engagement and sustainable development
programmes. Work is also underway to set up a Gold Fields
Foundation vehicle for Venezuela.
Choco
2006*
Open pit mining
Waste mined
’000t 1,296
Ore mined ’000t 449
Head grade g/t 1.92
Strip ratio W:O 2.9
Processing
Tons milled
’000t 454
Yield g/t 1.7
Gold produced kg 787
’000oz 25.3
Gold sold ’000oz 28.3
Total cash costs US$/oz 294
Net attributable earnings Rm 21.0
US$m 3.3
Capital expenditure Rm 21.0
US$m 3.3
* Four months
OUTLOOK FOR 2007
Focus areas for F2007 include:
•
Advancing the integration of Choco 10 mine into Gold Fields
•
Targeting the plant name plate capacity of 1.8 million
tons per annum
•
Completing the plant recapitalisation by calendar 2006
year-end
•
Driving an exploration programme to increase resources
and reserves
•
Advancing a plant expansion feasibility study
•
Minimising mining cost increases arising from grade
control drilling and higher input costs
•
Capital expenditure planned at US$27 million largely on
the following projects:
– US$11 million for exploration
– US$7 million for mining equipment
– US$6 million for the plant recapitalisation

GOLD FIELDS LIMITED ANNUAL REPORT 2006
International Operations
St Ives Gold Mine
Safety, Health and Environment
St Ives remained fatality-free and its safety initiatives
continued to focus on behaviour-based prevention.
Contractors outnumber permanent staff at St Ives and the
mine therefore requires contractor company Occupational
Health and Safety Polices as well as injury statistics for the past five years as part of its contractor selection process.
Despite the high labour turnover at this operation, this has allowed effective management of recreational drug use and
heat stress among the workforce.
The site was also re-certified under AS/NZS 4801 and
ISO 14001: 2004.
Operational Performance
Operationally, F2006 was a difficult year for St Ives with
mill throughput and head grade below expectations.
Notwithstanding the shortfall in ounces produced and
increasing cost pressures, unit costs were well controlled.
Along with the favourable gold price the mine had operating
profits of A$122 million (US$92 million).
Of the 6.3 million tons of ore mined, 1.8 million was from
underground mines and 4.5 million from open pits. This
equated to 535,000 ounces mined with 262,000 from
underground and 273,000 ounces from open pits. Overall, the
underground mines met planned mined tons, but all mines
underperformed in terms of grade by approximately 0.5 grams
per ton. This resulted in lower than planned ounces and,
therefore, a higher cost per ounce. The shortfall in grade is being addressed by a thorough review of methodologies and
processes from resource modelling through to mining.
Immediate benefits were realised in the Mars open pit.
The East Repulse underground mine was scheduled to
cease operations in February 2006, however, additions to the reserves enabled mining activity to be extended to June 2006.
Whilst this extension on life was welcome, the mine’s last year of operation was not without difficulty and the recently
developed Conqueror underground mine was not sufficiently
far advanced to compensate for the shortfall. Conqueror
reached steady state production in the fourth quarter F2006.
Geological complexity at the Argo underground mine
resulted in production shortfalls due to lower than planned
development productivities. However, in the second half of
the year, a better understanding of the orebody led to
improvements in productivity. The cost per ton mined was 7 per cent above plan due to additional production development and increasing cost pressures.
REVIEW OF F2006
• A testing year for the mining team
•
Increased mill throughput
•
Good cost control with total cash
costs of A$453 per ounce
(US$ 339 per ounce)
• A revamped exploration
programme
Widgiemooltha
Lefroy Mill
Heap Leach
Cave Rocks
Open Pits
Office
Administration
St Ives Gold Mine
Junction Office
Silver Lake
Laboratory
Pluton
Mars
West Revenge
Agamemnon
East
Legend
SIGM Mining leases
Gold Recovery Plant
Tailings/Leach Pad
Waste Dump
Office
Inactive Open Pit
Operational Open Pit
Inactive Underground Mine
Operational Underground Mine
Blue
Temeraire
Redoubtable
Intrepide
South Delta
Revenge Pit
North Orchin
Africa
Lode
Clifton
Argo Pit
Junction Pit
Agamemnon West
Thunderer
Britannia / Sirius Pit
Revenge
Decline
North
Revenge
Kapai
Santa
Ana
Defiance/
Leviathan
Argo
Decline
Junction
Decline
Paris shaft
Leviathan U/G – Sirius Decline
Leviathan U/G – Defiance Decline
Paris pit
Kambalda
West
Kambalda
East
Lake Lefroy
0 5 2.5
Km

REVIEW OF OPERATIONS (continued)
Ore tonnage mined from open pit sources was in line with plan, but head grades were below expectations. The Mars pit was the largest contributor of open pit ounces and suffered most from grade underperformance. All open pits yielded far more heap
leach tons than expected. As noted, earlier changes in resource modelling and mining practices have been implemented which
resulted in improved performance at year-end. Pre-stripping of the Thunderer open pit commenced in the second half of the
year with scheduled production in F2007. Cost per ton mined in the open pits was below plan, however, the shortfall in head grade resulted in an increased cost per ounce.
Optimisation of the new Lefroy mill was a major focus during the year, concentrating on throughput and recovery. Mill
throughput exceeded design capacity in the third quarter and recovery progressively improved through the year. Maintenance cost exceeded budget due to higher wear rates on major
components, and increased labour and materials costs. This
was offset by lower than design reagent consumption through
improved process control and water quality.
Gold production for the year was 496,000 ounces, compared
with F2005 production of 527,000 ounces.
The total cash cost of A$453 per ounce (US$339 per ounce)
was marginally higher than F2005. Under a royalty agreement
inherited with the purchase of St Ives, a 10 per cent price
participation royalty on a gold price above A$600 per ounce
International Operations
was triggered during the year. The impact of this for the full year was A$11 per ounce (US$8 per ounce).
A site-wide initiative (Project Bullion) to reduce costs, improve procurement and cost control, continued and delivered
substantial benefits during the year. In addition, an
optimisation study of the underground mines, with emphasis
on Argo, commenced in the fourth quarter and resultant
actions have improved development productivities.
Capital expenditure for the year was AS$70 million
(US$53 million) and reflected an acceleration of underground mine development to access ore and optimisation projects at
the Lefroy mill and heap leach. Exploration expenditure of
A$21 million (US$15 million) is included in the capital
expenditure.
Exploration in F2006 reflected a marked rejuvenation of early stage targeting and drilling. Based on a key strategic initiative, the plan incorporates a full field reconnaissance aircore
programme, stratigraphic framework diamond drilling as well
as testing selected, high-ranking prospects. This work has met with early success with significant mineralisation discovered in the Boulder/Lefroy corridor. Work also continued on expanding existing mines such as Argo, Leviathan underground and East
Agamemnon open pit, and upgrading existing resources at
Cave Rocks and Santa Ana. Further drilling was also
undertaken for the Leviathan open pit feasibility study.
OUTLOOK FOR 2007
F2007 will be characterised by:
• Marginal increase in gold production
• Increasing mill throughput to 4.8 million tons
•
Advancing the Leviathan Project feasibility study which
includes the installation of high-pressure grinding rolls
•
Expanding heap leach facilities and installing an
agglomeration drum to improve recoveries
•
Developing new open pits to replace the Agamemnon
and Mars open pits
•
Continuing exploration activity with a focus on early
stage targets
•
Capital expenditure planned at A$101 million with focus on:
– A$32 million for new open pits and underground
development at the Argo and Leviathan mines
– A$20 million on exploration
– A$22 million for the Leviathan Project
– A$8 million for heap leach pad expansions

GOLD FIELDS LIMITED ANNUAL REPORT 2006
St Ives
2006
2005              2004               2003                2002
#
Open pit mining
Waste mined
’000t
19,743
23,701            11,693            21,040             22,768
Ore mined
’000t
4,487
3,738              4,000             4,607               1,753
Head grade
g/t
1.89
1.79                2.22               2.91                3.82
Strip ratio
W:O
4.40
6.34                5.26               4.94                6.67
Underground mining
Ore mined
’000t
1,771
2,134
1,618                541                310
Head grade
g/t
4.59
5.52               5.34                8.28                9.29
Processing
Tons processed
Milled
’000t
4,567
4,052              4,318             3,344               2,035
Heap leach
’000t
2,123
2,280              2,426              2,142              1,363
Total ’000t
6,690
6,332             6,744               5,486              3,398
Yield Milled
g/t
3.3
3.7                 3.6                 4.3                 4.7
Heap leach
g/t
0.9
0.6                 0.5                 0.7                 0.7
Combined g/t
2.3
2.6                 2.5                 2.9                 3.1
Gold produced
Milled
kg
14,404
15,107
15,570
14,481
9,649
Heap leach
kg
1,036
1,286
1,307              1,485                953
Total kg
15,440
16,393             16,877           15,966             10,602
Total ’000oz
496
527                  543               513                 341
Total cash costs
A$/oz
453
447                  416               323                 302
US$/oz
339
336                  297               188                 160
Net earnings –
Total Australia*
Rm
251.8
151.1               304.5             567.3              556.6
US$m
39.3
24.3                 44.1              62.5                50.2
Capital expenditure
Rm
336.5
636.0               755.4             464.5              231.3
US$m
52.6
102.4
109.5                51.2               20.9
# For the period seven months ended June 2002
* As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then offset losses from one company to another, it is not meaningful to split the income statement below operating profit

REVIEW OF OPERATIONS (continued)
Agnew Gold Mine
Safety, Health and Environment
Agnew has remained fatality-free since acquisition and by
the end of F2006 had been lost day injury-free for 500 days. The mine also introduced healthy lifestyle programmes to
supplement the Group Occupational Hygiene Code.
The mine retained its ISO 14001 certification and was certified to the new 2004 standard with only minor non-conformities.
Operational Performance
During the year under review, Agnew further consolidated the growth of its current operations and increased gold production by 5 per cent to 222,000 ounces, with total cash costs rising to
A$355 per ounce (US$266 per ounce) compared with A$310 per
ounce (US$233 per ounce) in F2005. As a result, the mine made an operating profit contribution of A$74 million (US$56 million)
to the Group. This financial year confirmed Agnew’s high-
margin status as two new mines, Songvang open pit and Main
Lode underground, were brought into production. This was
achieved without a single lost time injury for the year, and all safety indices were reduced compared to the previous year. The mine has implemented a zero injury programme.
The most significant contribution to Agnew’s performance
came from the Kim Lode, part of the Waroonga underground
mine, which produced ore tonnage 18 per cent above
expectation. Continuous improvement from the mining team
has allowed for increased production rates, with the Kim South
Lode now part of the stoping horizon. The Main Lode, also
located within the Waroonga Complex, came into full production in the latter part of the year.
The Songvang open pit achieved full production during the year although at higher strip ratios and lower grades, than planned.
Pit operations continued to be hampered by skilled labour
shortages until the third quarter of F2006, when roster
changes stabilised the production crew. The drill and blast
crew still have shortages, although additional accommodation units, under construction will allow improved rosters to be
implemented in F2007.
Plant throughput increased on the previous year by 13 per cent, as bottlenecks were systematically removed from the process
and increased tonnages were delivered from the open pit.
Remedial work on the leach and absorption tanks commenced
in F2005, and was completed during the year, giving an
expected further 10-year life to those assets.
International Operations
REVIEW OF F2006
• Record production of 222,000
ounces
• Total cash cost of A$355 per
ounce (US$266 per ounce)
• Songvang and Main Lode
brought into production
• Kim South Lode found to
continue at depth
Vivien Pit
Waste Dump
Crusader
Redeemer
– Kim
– Kim South
– Rajah
– Main
West Waste Dump
Redeemer Office
Redeemer Pit
Crusader Office
Vivien Waste
Dump
Leinster Townsite
Agnew Townsite
Maria North Pit
Maria South Pit
Leinster Airport
Leinster Downs Station
Sandstone
Wiluna – Leonor
a Highway
Leonor
a/Kalgoorlie
Waste Dump
Songvang
Waste Dump
– Claudius Pit
– Pilgrim Pit
– Deliverer Pit
– Crusader Pit
South-West
Waste Dump
Maria North Waste Dump
Maria South Waste Dump
Waroonga Complex
– Waroonga Pit
– Underground Operations
Emu Tailings Storage
Crusader Complex
Songvang
Pit
Emu Office
Emu Mill
Waste Dump
East
North Waste
Dump
Waroonga Office
Agnew Mining Lease
Miranda Joint Venture
Mining Lease
Agnew Prospecting Lease
Miranda Joint Venture Prospecting Lease
Tailings/Leach Pad
Open Pit
Waste Dump
Office
Legend
Backfill Pit
0 6 3
Km

GOLD FIELDS LIMITED ANNUAL REPORT 2006
Capital expenditure of A$25 million (US$18 million) was
incurred in the year. In addition to mine site exploration,
A$9 million (US$7 million), the development of the Kim South and Main Lode, and the plant refurbishments being the
major investments.
Exploration continues to focus primarily on the earlier stage targets associated with the regional tenements, where a good
OUTLOOK FOR 2007
•
Increased gold production due to greater ore volumes from
the underground Main Lode and the Songvang open pit
•
Increased total cash costs on the back of:
– Increased mining depths at Kim and Main Lodes
– Non-cash Songvang waste normalisation charges
Agnew
2006
2005              2004               2003               2002*
Open pit mining
Waste mined
’000t 13,836 12,217
—              3,937              8,981
Ore mined ’000t 863
448                  20
1,627 818
Head grade g/t 2.13
2.22                2.92               2.03                2.18
Strip ratio W:O 16.04
27.26                   —
2.42 10.98
Underground mining
Ore mined
’000t 452
486                431                 253                 175
Head grade g/t 12.10 12.07
12.81               9.94                7.45
Processing
Tons milled
’000t 1,323
1,170             1,179               1,268                 682
Yield g/t 5.2
5.6                5.3                   3.5                 3.8
Gold produced kg 6,916
6,609             6,267               4,466              2,569
’000oz 222
213                202                 144                   83
Total cash costs US$/oz 266
233                226                 255                 232
A$/oz 355
310                317                 437                 434
Capital expenditure Rm 117.7
206.2              120.8              164.9              122.0
US$m 18.4
33.2                17.5               18.2                11.0
* For period seven months ended June 2002
supply of quality prospects has been found. The team has also successfully pursued down-dip extensions to the Kim South
Lode following its discovery the previous year. The end of F2006 saw the commencement of pre-feasibility studies on a number
of projects (including two new underground mines, Vivien and
Claudius) as well as the Zone 2 (Redeemer) and 450 South
(Waroonga) open pit positions.
•
Increasing exploration focus to replace current mining areas in the medium term
•
Capital expenditure planned at A$33 million largely on the
following projects:
– A$20 million for underground capital development
– A$10 million for exploration

EXPLORATION AND BUSINESS DEVELOPMENT
One of Gold Fields’ strategic objectives remains to add
1.5 million ounces to its international production profile by 2009.
This will produce a twofold result: growing Gold Fields’ reserve and production profile and balancing its operational, currency and geopolitical risk profile internationally. During F2006, we completed the acquisition of Bolivar Gold Corporation (TSX: BGC), a joint venture company in which we held a strategic
shareholding for over three years. This has added 1.3 million ounces of reserves and over 3.5 million ounces of resources
with a planned production of 137,000 ounces during F2007. We anticipate increasing production to approximately 300,000 ounces per annum by 2009. Gold Fields recognises that acquisitions
during a period of high gold prices are risky and potentially value destructive. Value adding acquisitions are becoming increasingly associated with political and regulatory risk. Gold Fields, as evidenced in its acquisition of BGC, is willing to accept greater political risk based on the investment quantum and its ability to respond to local community and governmental expectations.
The exploration division has responded to robust market
conditions by disposing of both assets and equity positions that did not meet the company’s objectives. During the year, we
finalised the sale to Newmont of the Bibiani Project in Ghana and exercised our option to convert our joint venture interest in
Committee Bay to an equity interest in Committee Bay
Resources (CBR: TXS.V listed). Gold Fields now owns an
effective 17 per cent of CBR. The company has also used this period of high equity valuations to sell certain equity positions it owned that were no longer considered strategic. These sales
have resulted in net proceeds to Gold Fields of over
US$7.6 million during F2006. North American Palladium (NAP)
was also offered an option to acquire an undivided interest of up to 60 per cent in the Arctic Platinum Project (APP).
Gold Fields recognises that its short-term strategic objectives will need to focus more on acquisitions of either advanced projects or development stage companies. In the current gold market this could prove a difficult task necessitating moves into politically risky countries where the market currently undervalues assets or
recognises a higher exploration potential of projects.
Gold Fields remains fully committed to aggressive brownfields investment near its operating assets, value-added acquisitions and greenfields exploration either through junior company
equity alliances, or on its own projects in selected gold belts around the world. During F2006, the company invested
approximately US$72 million on its exploration projects and
drilled in excess of 600,000 metres*.
Exploration and Business Development
*Includes greenfields and brownfields exploration
Exploration Spend
(US$m)
33
39
Brownfields
Greenfields
Greenfields Exploration Spend by Region
(US$m)
6
21
2
10
Australasia
Africa
North America
South America

GOLD FIELDS LIMITED ANNUAL REPORT 2006
To balance its acquisition and brownfields strategy, Gold
Fields has accelerated its greenfields exploration. The
downturn in exploration by the industry between 1997 and
2005 had a negative effect on the potential exploration
project pipeline and, as a result, discoveries during this
period were all priced at a premium. Gold Fields has
developed an exhaustive evaluation methodology based
on some 107 gold sub-provinces worldwide. This
methodology is called Global Business Area Rating,
(GBAR). The process examines the known resource
endowment and the geology of these sub-provinces as
well as the physical attributes of the region that can either enhance or inhibit exploration. Thereafter, GBAR builds a
scoring and ranking system based on these technical and
other aspects that include the area’s geographical risk,
and its environmental and social factors. The resultant
high scoring regions are then targeted for ground truthing
and land acquisition. The purpose of GBAR is to identify
gold regions that will provide appropriate opportunities for
Gold Fields. It is a “continuous improvement” system that
will be updated and ranked annually as part of the
exploration division’s strategic plan.
Gold Fields is committed to the sustainable development
of its precious metal assets. In a depleting resource
business such as mining, this entails focusing on
environmental and social impacts of our operations. Our
environmental practices worldwide are dedicated to a
philosophy of “best practice”. All mines maintained their
ISO 14001 certification during the year and the office of
the exploration division received a recommendation for
similar certification. The exploration division is set to
receive an OHSAS 18001 certification by the end of
calendar 2006 and we remain committed to leading the
industry in these areas.
The exploration strategy of funding junior exploration
companies via equity, with concomitant rights to joint
venture key projects has proved extremely successful in
the past. Acquiring stock in a rising gold market has
proved an effective way to fund the costs associated with
exploration deals. This strategy also helps to mitigate the
start-up costs of entering new political jurisdictions.
However, in buoyant equity markets, this approach is
more difficult to implement. We also continue to advance
several early stage grassroots projects and will highlight
the Kisenge Project in the southern Democratic Republic
of the Congo and the Central Victoria Project, Australia as
examples of developing exploration scenarios.
Kisenge Project, DRC
The Kisenge Project is located in Katanga Province in the
southern Democratic Republic of the Congo, some 680 kilometres from the main city of Lubumbashi. The four Exclusive Research
Zones (ZERs) represent a combined area of 18,220 km
2
. Their
title is held by Miniere d’Or du Kisenge (MDDK), an 80:20 joint venture set up in September 2002 between Kisenge Limited and
EMK-Mn. Gold Fields acquired 100 per cent of Kisenge Limited in 2002. The joint venture has a valid mining convention, ratified by the state, that includes several beneficial fiscal concessions should MDDK advance a project to production.
Gold Fields was initially attracted to the project by the
presence of an extensive gold anomaly that was developed
from the panned sampling of termite mound material in this
extensively weathered part of Africa. While these broad
anomalies extend over 100 kilometres of strike, they were too extensive to target initial drilling. The company embarked on a programme of mechanised auger sampling that included
the geochemistry of ferruginous saprolite material. They
successfully developed several drill targets and, during the year, some 3,000 metres of RC drilling was completed on the
Mpokoto target. Significant results including 55 m @ 2.31 g/t
Au, 42 m @ 2.63 g/t Au and 37 m @ 2.2 g/t Au were achieved
from the Mpokoto target. This required further follow-up RC
and diamond core drilling to confirm and expand the zone.
An additional auger anomaly, Mpokoto2, is currently being
defined 2.5 kilometres to the south-west of this target. A lack of drill availability is presently hindering an aggressive
programme on this project but all options, including the purchase of a drilling rig, are being considered to enhance present data.
Central Victoria Project, Australia
The Central Victoria Project located near Bendigo Victoria,
Australia, is a further example of a wholly-owned Gold Fields grassroots project. Our geological team targeted regional
structural controls on major known deposits in the famous
Bendigo-Ballarat belt containing more than 55 million ounces of known gold endowment, and projected these trends under
cover of the Murray Basin sediments to the north. Systematic air core sampling at the base of the sediments and on top of the Paleozoic rock sequence that hosts known gold deposits,
has defined two parallel trends of mineralisation covered by some 40 to 100 metres of younger sediments. Strike lengths
of each trend exceed 5 kilometres. Initial core drilling on the western most Lockington trend has revealed encouraging, but
not yet ore grades, over mineable widths. The eastern trend
will be drilled in the near future.

DEVELOPING PROJECTS
2006 and continues to progress satisfactorily. An enhanced
mine design was completed by in-house engineers and
fieldwork is underway. Minera San Martin, the mining
contractor, has a significant component of its equipment fleet on site and development of the mine has started in earnest.
The Proved and Probable Oxide and Sulphide Reserves are
based on US$400 per ounce gold and US$1.00 per pound
copper prices, and an engineered 17-year life-of-mine
production schedule, including the constraint of tailings and overburden storage space.
Since the F2005 declaration, “gold only” attributable
Resources and Reserves have increased by 9 per cent to
3,365 and 2,578 million ounces respectively. Copper only
attributable Resources have increased by 9 per cent and
the Reserves by 2 per cent to 1,170 million pounds and
879 million pounds, respectively.
Exploitation of the Cerro Corona gold/copper deposit will be by typical bulk-surface mining methods with the ore processed in a standard copper flotation plant with an annual capacity of
6.2 million tons, producing a high-quality copper concentrate with significant gold grades for treatment at offshore custom smelters. Life-of-mine is estimated at 17 years with an average annual production of 300,000 gold ounces and gold equivalent.
In October 2005, development costs were estimated at
US$277 million. The subsequent commodity and service
inflation, scope changes to the tailings management facility and costs to secure community participation in the construction
process, have resulted in an expected 15 per cent to 20 per cent increase in the original cost estimate of US$277 million.
Changes to the tailings management facility and prolonged
community negotiations may result in commissioning being
delayed towards the end of calendar 2007.
Cerro Corona Project
The Cerro Corona Project recorded significant progress on all fronts in F2006, particularly regarding the permitting, social and technical fields. All necessary permits for construction and operating of the mine and plant were awarded during the year.
The formal approval of the Environmental Impact Assessment
(EIA) was received in early December 2005. As part of the
approval process, a public hearing was held during July in
Hualgayoc, the closest community, which proved most
successful. The critical approval of the project design and the permit to construct were received towards the end of January
2006 and all other subsidiary permits were subsequently
approved, allowing construction to commence.
Following the approval of the EIA, Gold Fields exercised its right to buy 92 per cent of the voting shares of Gold Fields La Cima
S.A. (formerly known as Sociedad Minera La Cima, S.A.),
the owner of the mining concessions on which the Cerro
Corona deposit is located. This process was completed in early
January 2006, following which the Gold Fields board approved the Cerro Corona feasibility study and decided to proceed with the development of the project.
The Cerro Corona project is gaining public support following its policy of active engagement and maintaining open
communication with the communities as well as co-operative
efforts toward community development and improvement.
Long-term co-operative agreements are in place with all of
the affected communities whereby Gold Fields undertakes
to participate actively in the improvement of its operating
environment.
Hatch Engineering has effectively completed the engineering
and design of the process plant and related facilities. Orders for long lead-time equipment were placed early in F2006, with the first components scheduled to arrive early in F2007, or as required. The initial earthwork for these facilities began in April
Developing Projects
“The Cerro Corona feasibility study and project
development approved”

GOLD FIELDS LIMITED ANNUAL REPORT 2006
Arctic Platinum Project
The Arctic Platinum Project (APP) is located in northern
Finland. The Suhanko Project is located approximately
60 kilometres south of the town of Rovaniemi, on the Arctic
Circle in northern Finland. On October 17, 2005, North
American Palladium Ltd. (NAP) and Gold Fields Limited (Gold
Fields) announced that the companies had entered into a
letter of intent to form a joint venture to further explore mining properties and develop a mine at APP. APP’s location and
geology are quite similar to that of NAP’s Lac des Iles mine in north-western Ontario, which will permit the company to
utilise its operating and development experience in the design and construction of a mine at APP.
On March 24, 2006, a definitive Acquisition and Framework
agreement between the companies was concluded. Under
the agreement, NAP was granted an option to acquire up to a
60 per cent undivided interest in APP, including the Suhanko,
SJ Reef and SK Reef mining properties and claims located
south of Rovaniemi, Finland (collectively the “Project”). NAP’s option to acquire its interest in APP will vest upon NAP
satisfying the following conditions on or before August 31,
2008: (i) completing a US$7,5 million re-scoping study and
exploration programme; (ii) completing a US$5,0 million
feasibility study; and (iii) making a decision to develop a mine at the project. In consideration for the acquisition of the 60 per cent interest in APP, NAP shall issue 9,227,033 NAP common
shares to Gold Fields. The price per share was the weighted
average trading price on the American Stock Exchange for
11 trading days commencing October 10, 2005 (approximately
$45 million). During the option period, NAP shall be the
operator with the responsibility to manage and fund the project.
During the next stage of work on APP, NAP will manage the
exploration, engineering and evaluation activity on APP. This work will be divided into two phases, Phase I: a re-scoping
study; and Phase II: a feasibility study. The proposed
exploration programme will focus on APP’s SK Reef and
SJ Reef Projects. The feasibility study will produce a report with sufficient engineering detail and cost estimates for the project to be considered for project financing or other suitable financing alternatives.
The re-scoping study on the project will address the following objectives:
•
Definition of a combined mineable resource of 5 million
ounces of 2PGE + Au at grades greater than 3.0 grams
per ton.
•
Exploration on the SK Reef and SJ Reef mining projects to
drill and examine mining claims that have the potential to
satisfy the target grades, obtain sufficient data to create a new geological model that supports a combined mine
plan for the project and identify other high-potential
geological zones along the Archaean-Proterozoic contact.
•
Examination of various mine design options to exploit
efficiently all identified APP resources and to produce a
marketable product in a cost-effective manner.
•
Evaluation of the metallurgy of various ore types
contained within the project and categorise as to possible
processing options.
The re-scoping and feasibility studies commenced in the first quarter of 2006 and are expected to take approximately
30 months to complete.
Upon NAP’s acquisition of the 60 per cent interest in APP, the parties will enter into a shareholders’ agreement which will govern their relationship with regards to their respective
interests in APP. Gold Fields will have a back-in right to
decrease the interest to be acquired by NPA in APP by 10 per cent, in which case the number of NAP common shares to be
issued to Gold Fields will be reduced by 20 per cent.

DEVELOPING PROJECTS (continued)
Essakane Project
The Essakane gold property is situated in Burkina Faso some
330 kilometres north-east of the capital Ouagadougou, West
Africa. Gold Fields Limited, through its subsidiary, Orogen
Holding (BVI), acquired 50 per cent of the Essakane joint venture in June 2005 by reaching an aggregate exploration expenditure of US$8 million at Essakane. The company has since
committed an additional US$21 million on completion of a pre-
feasibility study and ongoing exploration at Essakane. Gold
Fields has the right to increase to a 60 per cent interest in the project by completing a Bankable Feasibility Study, which is scheduled for delivery by mid-2007. From January 2006, Gold
Fields took over the management of the Essakane Project and
Resource Estimate for Essakane Deposit (100 per cent)
Cut-off
0.5g/t
1.0g/t
Tons
Grade
Gold
Tons
Grade
Gold
Category
(Mt)
(g/t)
(’000oz)
(Mt)
(g/t)
(’000oz)
Total resource
Indicated
36.8
1.6
1,860
19.6
2.3
1,470
Inferred
27.7
1.7
1,480
15.3
2.4
1,190
Total
64.5
1.6
3,340
34.9
2.4
2,660
Resource reporting within US$475
Indicated
34.7
1.6
1,790
18.9
2.4
1,430
pit shell
Inferred
19.3
1.8
1,130
11.5
2.6
950
Total
54.0
1.7
2,920
30.4*
2.5
2,380
*
Approximately 3% of the Uniform Conditioning tonnages report to lateritic, intrusive and unconstrained material estimated by Ordinary Kriging.
The PFS showed viability in developing a surface mine, a
5.4 million ton per year CIL plant and related facilities,
producing approximately 300,000 ounces of gold per year.
Relatively high capital and operating costs are mainly linked to the obligation to produce power on-site with fuel-fired
generators, long-distance road transport from the ports for all material and the requirement for water retention facilities to supply the operation during the dry season.
Metallurgical testing demonstrated a good gold recovery through a gravity process followed by cyanidation of tails in CIL circuit.
Due primarily to the coarse gold conditions at Essakane, Gold
Fields has introduced new sample preparation and assay
protocols at the completely revamped and upgraded assay
exploration programme from its partner Orezone Resources
Inc. as planned by the option agreement.
The Essakane Main Zone (EMZ) is hosted by veined and altered
Birimian metasediments in a north-west trending anticline which sub-crops below shallow laterite and alluvial cover and gold is typically associated with quartz-carbonate veining.
Gold Fields completed the pre-feasibility study (PFS) in the
December 2005 quarter and demonstrated project viability. The
RSG Global JORC classified EMZ Resource at both 0.5 grams
per ton and 1.0 grams per ton cut-offs is shown in the table below. The PFS indicates that the application of a 1.0 grams per ton mining cut-off will be most appropriate for this project.
laboratory, which is managed by SGS Burkina Faso SA. Drilling of an additional 20,000 metres of oriented diamond drill core was budgeted for completion by end of June 2006, to upgrade
the Indicated and Inferred Resources within the optimised PFS study pit shell.
Further drilling and evaluation of the Sokadie, Falagountou,
Takabangou and Gossey gold prospects on the Essakane
permit, which covers over 1,400 square kilometres, are also
being realised during this exploration phase.
Parallel to the exploration programme and focus on re-assay, work is continuing on socio-economic, metallurgical,
geotechnical and environmental studies required for the Bankable
Feasibility Study scheduled for completion by mid-2007.

GOLD FIELDS LIMITED ANNUAL REPORT 2006
MINERAL RESOURCES (RESOURCES) AND ORE RESERVES (RESERVES)
Overview
Gold Fields has further increased the transparency and
materiality in the disclosure of its Resource and Reserve
information. In support of this core deliverable, the Annual
Report 2006 is supported by a Resource and Reserve
Supplement, which outlines in detail the status and changes at each mining property. Consistency in reporting among the
operating mines and compliance with public regulatory and
internal codes of practice have been paramount and the
processes utilised by the Group continue to improve year-on-
year through enhanced competent persons reporting. The
Resource and Reserve figures for Gold Fields are derived from a rigorous strategic and operational planning process that is embedded at each of its operating mines. Reserve estimates
are based on many factors (modifying factors) including
estimates of future production costs, future commodity prices and, notably in South Africa, the exchange rate between the
rand and the US dollar.
Gold Fields reports its Resources and Reserves in accordance with the South African Code for the Reporting of Mineral
Resources and Mineral Reserves (SAMREC Code), which sets
out minimum standards, recommendations and guidelines for
Public Reporting of Exploration Results, Mineral Resources,
and Ore Reserves in South Africa. Mineral Resources are
inclusive of the Ore Reserve component. In terms of SAMREC,
the term “Ore Reserves” is the same as that applied for
“Mineral Reserves”.
The 2006 Resource and Reserve figures and commentary are as
at 31 December 2005, and reflect a reporting change from 30 June previously, to allow for latest impairment and amortisation
application, together with seamless integration of the strategic and operational plans. Exploration drilling results have,
however, been provided for the full financial year.
•   As at 31 December 2005, Gold Fields had total attributable precious metal Resources, including copper as gold equivalents, of 179.3 million ounces (F2005: 174.5 million ounces), and total attributable gold and copper-gold equivalent Reserves of 65.3 million ounces (F2005: 64.8 million ounces)
•   The South African operations’ Resource and Reserve positions reflect overall stability
•   International operations have benefited from the acquisition of the Choco 10 mine in
Venezuela, and the advancement of Cerro Corona in Peru from growth to operational status following the project go-ahead
•  Ongoing investment in the Group’s orebodies across all operations continues to underpin sustainability and growth
As part of Gold Fields’ Sarbanes-Oxley Section 404 (SOX)
Project, a leading industry consultant has been contracted to ensure timeous compliance by Gold Fields within the sphere of
Mineral Resource Management (MRM).
Within the last 18 months, all the mining operations have
undergone two Resource and Reserve audits by different
leading international mining consultants. The next external
audit is scheduled for early 2007.
On 21 November 2005, Gold Fields Limited and Bolivar Gold Corp
(Bolivar) jointly announced they had entered into an agreement providing for Gold Fields to acquire, through a court approved plan of arrangement, all of the outstanding securities of Bolivar not currently held by Gold Fields. The purchase was finalised in early 2006, giving Gold Fields an effective 95 per cent share of the
Choco 10 Mine, with the remaining 5 per cent being held by
Corporacion Venezolana de Guayana-Minera (CVG). Although the
acquisition of the Choco 10 Mine by Gold Fields from Bolivar Gold
Corp was concluded after December 2005, the Resource and
Reserve for the operation is included in this declaration for completeness, transparency and materiality in reporting. The statement reported is from Choco 10’s NI 43-101 report, as
estimated by Mine Development Associates (MDA) for Bolivar in
March 2005, depleted for mining until end December 2005.
At Cerro Corona, Norwest Corporation completed a revision to the JORC and NI 43-101 compliant classified Resources in July
2005, which previous report was based on the Minproc study
undertaken in 2001. The Reserves are still derived from this
Resource model but have been re-estimated based on updated
technical and economic parameters including a re-engineered
surface mine, re-engineered processing facilities, tailings and overburden storage facilities, infrastructure facilities and also updated metal prices.

MINERAL RESOURCES (RESOURCES) AND ORE RESERVES (RESERVES) (continued)
At Essakane, in Burkina Faso, Gold Fields completed the
pre-feasibility study (PFS) in the December 2005 quarter and demonstrated project viability. The RSG Global JORC
classified EMZ Resource at a 1.0 grams per ton cut-off, is
most appropriate for this project. Parallel to the exploration programme and focus on re-assay, work is continuing on
socio-economic, metallurgical, geotechnical and environ-
mental studies required for completion of the Bankable
Feasibility Study.
Reserve ounces are the foundation of wealth for the Group and
Gold Fields will continue to pursue a strategy of growth in its
Reserve base through exploration, acquisition and optimisation of current operations. Reserve sustainability is reliant on a robust project pipeline, delivering quality mineable ounces at a margin that will remain a key area of focus. Ongoing investment in mine site resource definition programmes, together with
brownfield and greenfield exploration campaigns, ensures that a balanced project pipeline is maintained and managed by
disciplined and motivated teams. Reserve replacement
projects are ranked on quality, size, delivery times and value creation, and are developed through the project pipeline to
come on-stream when they can provide maximum growth and
returns to the shareholder.
The following price assumptions (31 December 2005) were used as a basis for estimation in this declaration:
31 December Resource Price Reserve Price*
#
2005 Assumption Assumption
South Africa R105,000/kg R92,000/kg
Ghana & Peru (Au) US$475/oz US$400/oz
Peru (Cu) US$1.15/lb US$1.00/lb
Venezuela – US$375/oz
Australia A$650/oz A$560/oz
30 June F2005
South Africa R105,000/kg R92,000/kg
Ghana & Peru (Au) US$450/oz US$375/oz
Australia A$650/oz A$560/oz
Peru (Cu) US$1.00/lb US$0.90/lb
#
*Assumed gold prices are in accordance with the US Securities and
Exchange Commission (SEC) and approximate to historical
three-year average commodity prices and exchange rates
Salient Highlights
As at 31 December 2005, Gold Fields had total attributable
precious metal Resources, including copper as gold
equivalents, of 179.3 (F2005: 174.5) million ounces and total attributable gold and copper-gold equivalent Reserves of 65.3
(F2005: 64.8) million ounces. Total attributable gold Resources
(excluding platinum and copper equivalents) are 163.9
(F2005: 159.5) million ounces and Reserves are 63.1 (F2005:
62.8) million ounces, net of a six-month attributable depletion of
2.2 million ounces.
South African operations have a declared attributable Resource of 131.8 (F2005: 131.4) million ounces and a Reserve of 45.1
(F2005: 46.5) million ounces, net of a head grade depletion of
1.5 and 1.4 million ounces, respectively.
International operations have benefited from the acquisition of the Choco 10 Mine in Venezuela, and the advancement of
Cerro Corona in Peru from growth to operational following the project go-ahead.
International operations have a declared attributable gold
Resource of 30.7* (F2005: 26.7) million ounces and a gold
Reserve of 18.0 (F2005: 16.2) million ounces, both net of a
depletion of 0.8 million ounces.
South Africa’s contribution to total attributable Reserves
decreased from 72 per cent to 69 per cent, primarily due to the inclusion of Venezuela at 2 per cent and Peru at 7 per cent, with
Australia remaining stable at 5 per cent, and Ghana increasing from 16 per cent to 17 per cent.
South African Operations
• The South African operations’ Resource and Reserve
numbers reflect overall stability compared with the
30 June 2005 declaration. The Resource base has increased
by 0.3 per cent, whilst the Reserve has decreased by 3 per
cent, net of a mined head grade Resource and Reserve
depletion of 1.5 and 1.4 million ounces respectively. The
strategically important Revised Kloof Extension Area (KEA)
(1.8 million ounce Reserve) and Driefontein’s 5 Shaft Depth
Extension Project (8.2 million ounce Reserve) remain
economically viable at R92,000/kg, whilst Kloof’s rescoped
Eastern Boundary Area (EBA) Project is under pre-feasibility review and cannot be included at this stage.
• In addition to ongoing prospect development, various
exploration and resource definition campaigns are providing
material improvements to the quality of the resource
modelling at all three South African mines.
Exploration Expenditure
SA Operations
R million Metres drilled
Driefontein 8.74 25,826
Kloof 8.41 16,553
Beatrix 5.54 14,013
Total 22.69 56,392
Actual for F2006 (excludes cover drilling)
* Excludes 1.4 million ounces at Essakane

GOLD FIELDS LIMITED ANNUAL REPORT 2006
Exploration programmes are ongoing, with drilling
expenditures at Kloof, Beatrix and Driefontein in excess of
R22 million for F2006. Exploration is multi-disciplined and is a combination of surface and underground drilling and
seismic remodelling to test future mine extensions,
secondary mining potential and structural complexity.
•   The South African operations are now routinely using generic technical economic models to conduct scenario planning and
test economic viability of the life-of-mine planned Reserves.
The new Integrated Resource and Reserve Information
System (IRRIS) data warehouse and SAP interface project are
progressing well and will ensure information standardisation, consistency, security and integrity.
•   In terms of the provisions of the Mineral and Petroleum
Resources Development Act, 2002 (MPRDA), the holder of an
old order mining right (Mining Authorisation), has the right for a period of five years (ending on 30 April 2009), to submit an application to convert such old order right to a mining right in terms of the MPRDA. Gold Fields’ South African operations
have already submitted their applications for conversion to the respective Regional Managers of the Department of Minerals
and Energy and are awaiting a response.
•
Productivity initiatives are primarily focused on a three-
pronged Operational Excellence Model that incorporates
initiatives around improved mine designs, mine layouts and
set-ups across the whole mining process. In addition,
people are paramount in driving productivity, and the South
African operations focus on ensuring that people are
adequately equipped to perform at higher productivity
levels, backed by increased motivational levels and
initiatives aimed at mobilising the workforce.
Additional Notable Highlights
•   At Kloof. In the F2005 declaration, the Kloof Eastern
Boundary Area (EBA) Resource was not converted to a
Reserve in compliance with the SAMREC Code. Following
rescoping of the mine design and access options, a
conceptual capital decline design and schedule has now
been completed on the revised project footprint. Early
indications are encouraging, but further exploration and
optimisation are planned.
•   At Driefontein. Growth opportunities exist at the 10 Shaft complex, previously 5 West Shaft, with gold price increases.
This shaft is one of Driefontein’s water pumping shafts, but also contains a significant amount of high-grade Carbon
Leader pillars within the Mineral Resource Model. A feasibility study is currently in progress to assess the potential.
•   Beatrix, in general, remains highly geared to the gold price and is well positioned to access a number of additional
resource areas, with corresponding additional capital and
infrastructure requirements. These options are being
evaluated at present, the approach being one of incremental
expansion. Any future capital expenditure and access
development would be closely matched with the revenue
stream to minimise risk and lead times.
International Operations
•   Exploration programmes continued across all international
operations, with drilling expenditures for F2006 exceeding
US$30 million. St Ives accounted for 51 per cent of the
expenditure, Agnew 25 per cent, Damang 12 per cent,
Tarkwa 3 per cent, and Choco 10 for 9 per cent.
Exploration Expenditure
International
Operations
US$ Million Metres drilled
Tarkwa 0.885 7,470
Damang 3.70 39,860
St Ives 15.457 211,026
Agnew 7.32 135,213
Choco 10* 2.78 22,694
Total 30.142 416,263
Exchange rate US$ 0.7552: 1.00 A$
Actual for F2006 (all inclusive costs)
*As from March 2006
•   The international operations currently account for 19 per
cent of the Group’s total Resource base and 31 per cent of
the Reserves. The addition of the Choco 10 Mine and the
Cerro Corona Resources and Reserves to the International
portfolio is a major highlight and underpins the Group’s
intent on realising an additional 1.5 million ounces of
production from outside South Africa by 2009.
•   From producing an attributable 16 thousand ounces in the
June 1998 quarter, international operations have delivered in excess of 331 thousand ounces for the December 2005
quarter. Attributable gold Resources have increased from
9.1 to 30.7 million ounces, and gold Reserves from 1.8 to
18.0 million ounces for the same period.
•   The Tarkwa orebody continues to deliver on the potential
identified when surface mining commenced in 1998.
Resource ounces have increased above the F2005
declaration by 4 per cent and Reserve ounces by 8 per cent,
driven mainly by higher declaration metal prices and a
marginal drop in mining costs. While advances have been
made in the optimisation of the tonnage throughput for the
CIL Plant and heap leach facilities, as well as the operating efficiency of the Owner Mining Fleet, these have been largely offset by an increase in a range of input prices.
The potential for delineating additional Resources is limited to structurally complex areas and depth extensions for
shallow underground exploitation of the current orebodies.
The exploration strategy is to firm up and refine current pit shells, while drilling continues to concentrate on improving the confidence in the evaluation, structural interpretation
and geotechnical data.

MINERAL RESOURCES (“RESOURCES”) AND ORE RESERVES (“RESERVES”) (continued)
• At Damang, attributable Resources have increased by 40 per cent and Reserves by 4 per cent. The Abosso underground
Inferred Resource of 5,1 million tons at 6.1 grams per ton for
1.0 million ounces, was reported for the first time, following the results of a pre-feasibility study, and accounts for 35 per cent of the total Resource, but does not yet convert to a
Reserve. Optimisation at the Abosso Underground Project is
focusing on dewatering options and a final feasibility may lead to trial mining.
The Damang Pit Cutback (DPCB) commenced mining in
July 2005 and provides a window of opportunity to continue
to explore attractive targets and increase the mine’s
operational footprint. The DPCB will provide additional high grade fresh ore and contributes 52 per cent of the total
Reserve at the Mine, and comprises 9.2 million tons at
2.45 grams per ton for 0,7 million ounces. The pit will be
mined until the first quarter of F2012.
• At St Ives, the strategic intent of ensuring a sustainable life-
of-mine profile and short to medium-term delivery, will be
achieved through the implementation of a balanced portfolio
between extensional and greenfields projects. The imperative for new discoveries at St Ives has driven a restructuring and focus on early stage, framework and extensional exploration, with appropriate support to ensure project turnover.
Exploration techniques being utilised include regional
geochemical aircore drilling, gravity surveys, sub-audio
magnetics and seismic modelling, plus stratigraphic
framework drilling across the Boulder-Lefroy, Central and
Western Corridors.
• Agnew’s exploration strategy continues to be focused
on the corridor hosting the Waroonga, Redeemer,
Crusader/Deliverer, Songvang and Vivien complexes. These
complexes provide short to medium-term potential for open
pit and underground extensions along strike and down dip of
existing deposits, and potential for new discoveries.
Extensional exploration around the Waroonga complex will
target known mineralisation trends, with the intention of
extending the life-of-mine. A global view of the regional
endowment potential to evaluate early stage targets for future
Resources is also a key component of the exploration strategy.
• At Choco 10 Mine, open pit production commenced in August
2005. Exploration programmes to upgrade the Resource
classification and to investigate the lateral and downdip
potential have been implemented in conjunction with
extensive exploration on proximal concessions.
Although the acquisition of the Choco 10 Mine by Gold Fields from Bolivar Gold Corp was concluded after December 2005,
the Resource and Reserve for the operation are included
in this declaration for completeness, transparency and
materiality in reporting. The statement, as reported, is
unchanged from the Choco 10 NI 43-101 report net of mine
depletion, as estimated by Mine Development Associates for
Bolivar in March 2005.
• At Cerro Corona, Gold Fields has continued to advance key
project activities to the point that project development
work on-site has commenced early in 2006. The Peruvian
Ministry of Energy and Mines approved the Project
Environmental Impact Assessment in December 2005,
allowing development activities to proceed through to the
eventual approval of a Beneficiation Concession by the
General Mining Directorate. The Construction Permit was
approved in February 2006 and other permit, licensing and
approval procedures are progressing according to
requirements.
Since the F2005 declaration, “gold only” attributable
Resources and Reserves have increased by 9 per cent
to 3,365 and 2,578 million ounces, respectively. Copper
only attributable Resources have increased by 9 per cent
and the Reserves by 2 per cent to 1,170 and 879 million
pounds, respectively.
Ore Reserve Sensitivity
Sensitivity of the Reserves to potential fluctuations in the gold price at the South African, Ghanaian and Australian operations is shown in the accompanying charts at increments of -10 per cent, -5 per cent below, and +5 per cent, +10 per cent and
+20 per cent above the base gold price used in this declaration, and specifically exclude projects not yet at a pre-feasibility stage. The +20 per cent flex is included to reflect the current commodity price trends. The South African sensitivities
specifically include the surface low-grade stockpile Reserves.
Competent Persons
Competent persons designated in terms of the SAMREC Code
and taking responsibility for the reporting of Gold Fields’
Resources and Reserves are the respective mine-based
Mineral Resource Managers. Corporate governance on the
overall compliance of these figures is overseen by:
• Craig Nelsen – Executive Vice President: Exploration
(BA Geology, MSc), 30 years’ experience.
• Terence Goodlace – Executive Vice President: International
Operations (NHD Mining, BCom, MBA), 26 years’ experience.
• Tim Rowland – Senior Consultant: Mineral Resources
and Mine Planning (MSc Mine Geology and exploration, GDE
Mining Engineering, Registered Natural Scientist (Reg No
400122/00)), 20 years’ experience.
The named persons are permanent employees of Gold Fields.
Additional information summarising the composition of the
competent persons teams involved with the compilation of the
Resource and Reserve declaration per operation is included in the supplement to this report.
Note:
A comprehensive review of the Group’s Resources and
Reserves for 2006, together with locality and mine infra-
structure plans of the operations is available in a supple-
mentary document that accompanies the annual report, or
may be downloaded from the Gold Fields website
(www.goldfields.co.za) as a pdf file using Adobe Acrobat Reader.
Rounding of figures in this report and in the supplementary
documents may result in minor computational discrepancies.

GOLD FIELDS LIMITED ANNUAL REPORT 2006
Note: The main contributing factor to the drop-off in ounces at a gold price of Base-10 per cent (R82,800 per kilogram), shown in the South African sensitivity graph, is the exclusion on economic grounds of the 5 Shaft Depth Extension Project at Driefontein, and the Revised KEA Project at Kloof.

MINERAL RESOURCES (RESOURCES) AND ORE RESERVES (RESERVES) (continued)
Resources
Reserves
2006
F2005
2006
F2005
Block
Mill
Head
tons
Grade
Gold
Gold
tons
grade
Gold
Gold
(Mt)
(g/t)
(Moz)
(Moz)
(Mt)
(g/t)
(Moz)
(Moz)
Driefontein
Driefontein
Measured
39.9
13.1
16.818
16.941
Proved
27.6
7.8
6.938
7.615
Indicated AI
22.7
13.8
10.068
10.402
Probable AI
28.0
8.0
7.181
7.047
Total Above Infrastructure
62.6
13.4
26.886
27.343
Total Above Infrastructure
55.6
7.9
14.119
14.662
Indicated BI
2
41.4
12.4
16.449
16.719
Probable BI
2
31.0
8.2
8.219
8.312
Total Underground
104.0
13.0
43.335
44.062
Total Underground
86.6
8.0
22.338
22.973
Indicated surface
7.9
1.1
0.278
0.403
Probable surface
7.9
1.1
0.278
0.403
Grand Total
111.9
12.1
43.613
44.465
Grand Total
94.6
7.4
22.616
23.376
Kloof Kloof
Measured
46.9
15.4
23.222
20.482
Proved
14.7
9.7
4.547
4.460
Indicated AI
56.9
10.8
19.697
20.506
Probable AI
24.7
9.7
7.742
8.406
Total Above Infrastructure
103.8
12.9
42.919
40.988
Total Above Infrastructure
39.4
9.7
12.289
12.866
Indicated BI
3
57.9
15.0
27.880
28.431
Probable BI
3
4.6
12.0
1.776
1.903
Total Underground
161.7
13.6
70.799
69.419
Total Underground
44.0
10.0
14.065
14.769
Indicated surface
29.2
0.6
0.570
0.574
Probable surface
10.2
0.7
0.224
0.185
Grand Total
190.9
11.6
71.369
69.993
Grand Total
54.2
8.2
14.289
14.954
Beatrix Beatrix
Measured
17.5
7.4
4.183
4.096
Proved
17.6
5.0
2.824
2.531
Indicated AI
33.8
8.3
8.977
9.202
Probable AI
28.7
5.9
5.410
5.676
Total Above Infrastructure
51.3
8.0
13.160
13.298
Total Above Infrastructure
46.4
5.5
8.235
8.206
Indicated BI
4
14.6
7.5
3.494
3.505
Probable BI
4
0.0
–
0.000
0.000
Total Underground
65.9
7.9
16.654
16.804
Total Underground
46.4
5.5
8.235
8.206
Indicated surface
13.3
0.4
0.171
0.171
Probable surface
0.0
–
0.000
0.000
Grand Total
79.2
6.6
16.825
16.975
Grand Total
46.4
5.5
8.235
8.206
Total SA Operations
382.0
10.7 131.807 131.433
Total SA Operations
195.2
7.2
45.140
46.536
1
Managed, unless otherwise stated; AI = Above Infrastructure; BI = Below Infrastructure; Resources are reported inclusive of Reserves, support and stability pillars; Reserves are as reported to the processing facility; Rounding off of figures may result in minor computational discrepancies, where this occurs it is not deemed significant
2
Driefontein Below Infrastructure refers to material below 50 level (3,420m below surface)
3
Kloof Below Infrastructure refers to material below 45 level (3,352m below surface)
4
Beatrix Below Infrastructure refers to material below 26 level (1,341m below surface)
Note: 2006 Resource and Reserve figures are as at 31 December 2005 and reflect a reporting change from 30 June previously, to allow for latest impairment and amortisation application, together with seamless integration of the strategic and operational plans
South African Operations
1
Gold Fields classified Resource and Reserve statement
as at 31 December 2005
Depth Extension Projects update
Subsequent to the Group’s 2006 Mineral Resource and Ore Reserve statement, published in May 2006, the below Infrastructure projects at Kloof and Driefontein have benefited from further resolution in the key areas of the mineral resource accessibility, mine design, logistics, rock engineering and financial valuation. The Driefontein project now accesses 8,8 million ounces of reserve
(reported at 8,2 million ounces in May 2006) through deepening the existing 9 Sub vertical shaft system and replaces the 5 Shaft depth extension option reported in May 2006. The Kloof Extension area (KEA) project accesses 2 million ounces of reserve
(reported at 1,8 million ounces in May 2006) through development of a decline shaft system situated down dip of the existing three sub vertical shaft and north of the existing 4 sub vertical shaft.

GOLD FIELDS LIMITED ANNUAL REPORT 2006
Resources
Reserves
2006
F2005
2006
F2005
Head
Tons
Grade
Gold
Gold
Tons
grade
Gold
Gold
(Mt)
(g/t)
(Moz)
(Moz)
(Mt)
(g/t)
(Moz)
(Moz)
Tarkwa
Tarkwa
Measured
182.6
1.5
8.607
8.952
Proved
178.7
1.3
7.611
7.892
Indicated
214.2
1.3
8.769
7.822
Probable
169.0
1.2
6.692
5.380
Inferred
28.5
3.0
2.736
2.626
Total
425.3
1.5
20.112
19.400
Total
347.7
1.3
14.303 13.272
Measured low-grade stockpiles
5.8
0.7
0.128
0.141
Proved low-grade stockpiles
5.8
0.7
0.122
0.134
Grand Total
431.1
1.5
20.240
19.541
Grand Total
353.4
1.3
14.425 13.406
Damang
Damang
Measured
6.0
2.2
0.423
0.483
Proved
4.6
2.4
0.350
0.346
Indicated
19.6
1.6
1.032
1.071
Probable
13.2
1.7
0.721
0.673
Inferred
7.0
5.0
1.135
0.154
Total
32.6
2.5
2.590
1.708
Total
17.8
1.9
1.071
1.019
Measured low-grade stockpiles
8.4
1.2
0.327
0.379
Proved low-grade stockpiles
8.4
1.2
0.327
0.325
Grand Total
41.0
2.2
2.917
2.087
Grand Total
26.2
1.7
1.398
1.344
St Ives
St Ives
Measured
1.9
3.2
0.198
0.120
Proved
1.9
2.9
0.183
0.095
Indicated
31.9
3.0
3.078
3.691
Probable
18.6
3.0
1.769
2.153
Inferred
7.2
4.0
0.939
1.062
Total
41.1
3.2
4.214
4.872
Total
20.5
3.0
1.952
2.248
Measured low-grade stockpiles
6.9
1.2
0.255
0.268
Proved low-grade stockpiles
6.9
1.2
0.255
0.268
Grand Total
48.0
2.9
4.469
5.140
Grand Total
27.4
2.5
2.207
2.516
Agnew
5
Agnew
5
Measured
1.7
8.6
0.459
0.365
Proved
1.2
7.4
0.283
0.182
Indicated
9.2
5.2
1.523
1.670
Probable
3.0
4.9
0.470
0.661
Inferred
6.7
5.0
1.078
1.064
Total
17.5
5.4
3.061
3.099
Total
4.2
5.6
0.753
0.844
Measured low-grade stockpiles
0.4
1.4
0.019
0.018
Proved low-grade stockpiles
0.4
1.4
0.019
0.018
Grand Total
17.9
5.3
3.080
3.117
Grand Total
4.6
5.2
0.772
0.861
Choco 10
6
Choco 10
6
Measured
3.1
2.6
0.261
–
Proved
2.1
3.2
0.213
–
Indicated
28.0
1.6
1.403
–
Probable
18.7
1.7
1.023
–
Inferred
32.5
1.7
1.804
–
–
Total
63.6
1.7
3.468
–
Total
20.8
1.8
1.237
–
Measured low-grade stockpiles
0.0
–
0.000
–
Proved low-grade stockpiles
0.0
–
0.000
–
Grand Total
63.6
1.7
3.468
–
Grand Total
20.8
1.8
1.237
–
Cerro Corona
7, 8
Cerro Corona
9, 10
Measured
35.2
1.0
1.126
1.044
Proved
27.3
1.2
1.011
0.871
Indicated
113.5
0.8
3.001
2.757
Probable
70.6
1.0
2.182
2.057
Inferred
2.0
0.7
0.044
0.026
Total
150.7
0.9
4.170
3.827
Total
98.0
1.0
3.194
2.928
Measured low-grade stockpiles
0.0
–
0.000
0.000
Proved low-grade stockpiles
0.0
–
0.000
0.000
Grand Total
150.7
0.9
4.170
3.827
Grand Total
98.0
1.0
3.194
2.928
International Operations
Grand Total
5, 6
752.3
1.6
38.344
33.712
530.4
1.4
23.233 21.055
Managed (AI)
5, 6
1,020.4
3.7
122.328
116.490
689.9
2.7
58.378 57.376
Managed (BI)
113.9
13.1
47.823
48.655
35.6
8.7
9.995 10.215
Total GFL (Managed)
5, 6
1,134.3
4.7
170.151 165.145
725.6
2.9
68.373 67.591
Total Attributable to
Gold Fields
5, 6
965.6
5.2
162.480 158.156
595.9
3.3
63.122 62.763
1
Managed, unless otherwise stated
5
Miranda and Vivien are subject to a royalty agreement, details of which are being finalised
6
Choco 10 figures are as at 28 January 2005, depleted to end of December 2005 (41 koz). Resources are at a 0.5 grams per ton cut-off
7
Resources within 475 US$/oz (Au) and 1.15 US$/lb (Cu) pit shell.
8
Excludes copper Resources of 141.7Mt @ 0.5% Cu containing 1,450M lbs copper.
9
Reserves within 400 US$/oz (Au) and 1.0 US$/lb (Cu) pit shell.
10
Excludes copper Reserves of 94.0Mt @ 0.5% Cu containing 1,089M lbs copper.
Note: 2006 Resource and Reserve figures are as at 31 December 2005 and reflect a reporting change from 30 June previously, to allow for latest impairment and amortisation application, together with seamless integration of the strategic and operational plans
International Operations
1
Gold Fields classified Resource and Reserve statement
as at 31 December 2005 (continued)

REVIEW OF OPERATIONS (continued)
Resources
Reserves
2006
F2005
2006
F2005
2 PGE
2 PGE
+ Au
2 PGE
2 PGE +
+ Au
2 PGE
2 PGE
Tons
Grade
+ Au
+ Au
Tons
Grade
+ Au
+ Au
Platinum Group Elements (“PGE”)
(Mt)
(g/t)
(Moz)
(Moz)
(Mt)
(g/t)
(Moz)
(Moz)
Arctic Platinum Project
11
168.3
2.3
12.601
12.601
–
–
–
–
Resources
Reserves
2006
F2005
2006
F2005
Tons
Grade
Gold
Gold
Tons
Grade
Gold
Gold
Gold
(Mt)
(g/t)
(Moz)
(Moz)
(Mt)
(g/t)
(Moz)
(Moz)
Essakane
12
30.4
2.5
2.380
2.200
–
–
–
–
Head
Tons
Grade
Au Eq
Au Eq
Tons
Grade
Au Eq
Au Eq
Gold Equivalents
(Mt)
Cu(%)
(Moz)
(Moz)
(Mt)
Cu(%)
(Moz)
(Moz)
Cerro Corona
13
141.7
0.5%
3.511
2.948
94.0
0.5%
2.723
2.563
Total Gold Equivalents
(Projects & Cerro Corona)
340.4
–
18.492
17.749
94.0
–
2.723
2.563
Attributable Gold Equivalents
(Projects & Cerro Corona)
300.9
–
16.862
16.300
75.9
–
2.197
2.069
Total Attributable to Gold Fields
5, 6
1,152.1
–
179.343
174.456
595.9
–
65.319
64.831
1
Managed, unless otherwise stated; AI = Above Infrastructure; BI = Below Infrastructure; Resources are reported inclusive of Reserves, support and stability pillars; Reserves are as reported to the processing facility; Rounding off of figures may result in minor computational discrepancies, where this occurs it is not deemed significant
5
Miranda and Vivien are subject to a royalty agreement, details of which are being finalised
6
Choco 10 figures are as at 28 January 2005, depleted to end of December 2005 (41 koz). Resources are at a 0.5 grams per ton cut-off
11
Gold Fields holds a 100% interest in the Arctic Platinum Project, which, subject to certain conditions to be fulfilled on or before june 30, 2008, may be diluted to
40%, through agreement with North American Palladium Ltd
12
@ 1.0 grams per ton cut-off.
13
Copper equivalent ounces (copper revenue converted to gold equivalent ounces)
Note: 2006 Resource and Reserve figures are as at 31 December 2005 and reflect a reporting change from 30 June previously, to allow for latest impairment and amortisation application, together with seamless integration of the strategic and operational plans
A summary reconciliation of the Statement is shown in the Resource and Reserve Supplement to this report.
Platinum and Growth Projects
1
Gold Fields classified Resource and Reserve statement
as at 31 December 2005 (continued)

Our continued
sustainability
depends on our
engagement with
stakeholders
SUSTAINABLE
DEVELOPMENT

Contents
• Scope of this Report
53
• Stakeholder Engagement
54-56
• Mining Charter Table
57-61
• Occupational Health and Safety
62-67
• Regional Healthcare Challenges
68-73
• Investment in Communities
74-78
• Environment
79-87
• Economic Contribution
88
• Human Resources
89-94
• Group Value Added Statement
95
• Risk Management
96-98
• Corporate Governance
99-104

Scope of this Report
Gold Fields is the world’s fourth largest producer of gold. It is listed on the JSE Securities Exchange, the NYSE, Euro next
Paris and Brussels. The Sustainable Development (SD) section of the report covers the activities of our subsidiaries as well as parts of our exploration work for the year ending 30 June 2006.
While mention is made of the activities at the newly acquired
Choco10 operations in Venezuela and the recently approved
Cerro Corona Project in Peru, neither has yet been included in the data series or incident reporting statistics presented in this report. We are planning to integrate the reporting of both sites into next year’s SD reporting.
Global Reporting Initiative (GRI)
In 2003, Gold Fields adopted the GRI 2002 guidelines as a basis for the compilation of its SD reporting and has used them in subsequent reports, the last being for the year ended 30 June
2005. Readers may wish to refer to previous annual reports for comparative purposes.
In addition to the GRI indicators, Gold Fields applies the
principles of accuracy, relevance, materiality, transparency, completeness, clarity, timeliness and accountability. The SD agenda remains a complex and dynamic one with a wide variety of often inter-linked topics. Conveying this information in a way that makes it accessible to less technical readers is a challenge we continue to work on. As our operations expand, we aim
for consistency in the parameters reported to ensure
comparability. However, our systems are subject to review on a regular basis, and thus changes may occur in the definitions or data collection methodologies. Systems are reviewed
and updated on a regular basis and any restatements are
clearly indicated.
Sustainable Development
In 2006, we participated in the
third round of the JSE’s Socially
Responsible Investment Index.
Gold Fields is represented on the
JSE’s SRI advisory committee and
we will continue to support the Index
as a driver of sustainability reporting.
In line with our objective to establish
a more integrated approach to
sustainability, we have broadened
the formal terms of reference of
the board’s Health, Safety and
Environment committee to include
Community.
GOLD FIELDS LIMITED ANNUAL REPORT 2006

Table: Key stakeholder engagement/groups: How we listen, learn and engage
Stakeholder group Method
Employees and their representatives
Trade union negotiations, shop-floor briefings, newsletters, internal publications, notice boards, health and safety meetings
Investors
Annual results presentations and investor road shows,
investor site visits, targeted engagement initiated by either side, shareholder surveys, media interaction, annual and
quarterly reports
Governments and regulatory agencies
Direct engagement on targeted issues, meetings with local,
provincial and national authorities, partnerships on social
priorities, lobbying via industry associations
Corporate Social Investment (CSI) recipients Capacity building, surveys, project sustainability assessments
Non-Governmental Organisations (NGOs)
Engagement on specific issues, stakeholder surveys,
involvement in partnerships
Contractors and suppliers
Commercial interviews, tender processes, open days, safety
inductions, performance reviews
Industry bodies Participation in Chamber of Mines’ committees
Communities
Community forums, open days, consultation with community
leaders on targeted issues, surveys, public participation
meetings for EIAs
Tertiary institutions Direct engagement on targeted issues
International organisations Membership of UN Global Compact, World Gold Council
SUSTAINABLE DEVELOPMENT (continued)
54
Stakeholder Engagement
Gold Fields’ primary objective is to secure the best possible returns for its shareholders. Our broader stakeholder
relationships with employees, business partners, suppliers,
communities and governments of the areas in which we
operate, are important in optimising shareholder returns into the future. Long-term expectations of our performance depend on our performance in the four cardinal areas of SD: economic, corporate governance, environmental and social. Beyond our
formal stakeholder engagement at operational business unit
level, this SD report is our principal means of providing
information on our activities and targets in the various fields. It provides insights into how we have managed the many non-
financial issues in our business during 2006, and presents case studies on the material issues of our performance in key areas.
We acknowledge that there are shortcomings in our reporting
and recognise that improved formalisation and integration of stakeholder engagement is one such area for improvement.
For this reason, the executive committee adopted the
AA 1000 Stakeholder Engagement Standard and authorised the
development and implementation of procedures and structures
to meet this verifiable standard by which third parties may
assess us. The purpose is to formalise the process of identifying all stakeholders, their issues and our response to these,
culminating in stakeholder engagement plans being in
place for each operation by the end of F2007. A key issue in the achievement and maintenance of this standard will be
the training of those engaging with stakeholders on behalf of the company.
Over time we have come to realise how integral relationships with our stakeholders and the track record of such
relationships are to the management of our business risks and how much these relationships contribute to our ability to realise opportunities that allow us to contribute to SD. It was during the hostile Harmony bid that we again realised how critical
the support from a key stakeholder group such as our
employees is. Although their loyalty and moral support cannot be measured in financial terms, we are deeply aware of how
important this was in fending off the hostile bid.
We have always stressed that SD must at all times be a
co-operative effort if it is to succeed. For this reason, we seek to develop and invest in partnerships and engagement processes
because stakeholder relationships are not about scoring points, but about fostering a sense of mutual respect built on a real understanding of all circumstances affecting all parties.

GOLD FIELDS LIMITED ANNUAL REPORT 2006
Stakeholder Engagement in SA
During F2006, Kloof Mine discovered that a sixty-ton section of
5 shaft wall (barrel) had become unstable, potentially restricting shaft usage. 5 shaft is the principal pumping shaft at Kloof
Mine, pumping approximately 30 megalitres per day. A loss
of pumping capacity could have led to the flooding of large
sections of other production levels. In response, the mine
initiated an Environmental Impact Assessment (EIA) to assess the potential consequences of rerouting the water through 10 shaft. The EIA revealed this could affect the quality and quantity of water for downstream users and public meetings were
held with all stakeholders, including one in Potchefstroom, 40 kilometres downstream. Regulatory approval for our EIA was
forthcoming, but a group of Potchefstroom-based water-users
who did not attend the initial meeting, approached Gold Fields separately to highlight their concerns at the potential impact on their livelihood. Although the initial engagement was confron-
tational, the group was shown the site and the planned action regarding the 10 shaft option was explained. Gold Fields
and the concerned water-users eventually formed the
Wonderfontein Action Group, which was mandated to
investigate water quality and quantity issues in the
Wonderfontein Spruit catchment area.
During F2006, a number of stakeholders from the Randfontein
Environmental Action Group, concerned with gold mine dust
emissions on non-Gold Fields mines on the West Rand also
approached us for guidance on industry standards and
approaches with respect to dust management. Recognising
the need for NGO capacity, we maintained the engagement and
have come to appreciate the need to monitor not merely for the regulated respiratory dust levels but also for inhaleable levels.
Although no stakeholder has raised such concerns about our
operations, we are adjusting our monitoring programmes to
gather data on this issue.
In all of these instances mine staff have driven the engagement with direct support from executive level at corporate office. The experiences gained contributed to our decision to formally
adopt AA 1000.
Ghana
Successful development activities require interventions at
sector and national levels. In Ghana, Gold Fields has been the primary sponsor of the establishment of the Ghana Chamber
of Mines’ Sustainable Development Forum which, through
regular meetings, brings together industry members,
government representatives, development organisations, donor agencies, community leaders and other interested parties,
seeking to encourage collaboration in the development of
mining area communities and the resolution of challenging
issues through broad consultation.
The Forum seeks to change the general belief that
developmental challenges can be solely addressed by
responsible mining companies, thereby reducing the need for
other developmental role players to be active in these
communities. What is frequently overlooked is that the
generally high population growth and social dislocation in
mining communities is often due to ongoing immigration into
mining areas that creates larger pressures on the social service infrastructure. Furthermore, infrastructure development tends not to receive the share of public sector investment that is proportional to the region’s contribution to state coffers. In addition, development is generally not a core competency of
mining companies. In order to implement best practice and
deploy their resources most effectively, mining companies
require partnerships with government and the donor
community to bring a broader range of resources – mining,
state and donor – to bear on the development challenges of
mining communities.
Australia
During the course of F2006, Gold Fields conducted the first
Social Impact Assessment of the St Ives operation. This
resulted from an article in the local newspaper which
suggested the imminent closure of St Ives based on a
misinterpretation of mine resources that suggested a two-year life-of-mine. The experience showed that our communications
required greater formalisation and additional research into the concerns of our various stakeholder groups. The development
of the Cave Rocks Project, which will bring mining operations much closer to Kambalda residential areas than before, will
also generate more active interest in our work than to date.
As with our Ghanaian experience, we were inclined to allow
ourselves to be driven largely by stakeholder agitation and
interest rather than by proactive engagement. As a result,
a Community Endeavour Team (CET) was established at
St Ives to place new emphasis on Gold Fields’ community
investment activities. The positive results achieved could result in additional personnel being considered for the stakeholder engagement function. Feedback from our own employees
indicates that despite high staff turnover, they wish to play their role in addressing community concerns.

SUSTAINABLE DEVELOPMENT (continued)
Exploration and Developing Projects
Our exploration staff constitute Gold Fields ambassadors.
Their conduct will significantly shape a community’s initial perceptions of the company. As a result our exploration
teams, whether contractor, subcontractor or staff receive
training about the standards required by the company for,
inter alia, environmental, safety and community engagement
issues. While we have made great improvements we
recognise there is still much to do in terms of training and support to heighten the awareness of good community
relations with the variety of staff working at our exploration sites. Efforts are underway to include our exploration sites in our ISO certification and we will report further on this
in F2007.
Project staff at our Essakane (Burkina Faso) Project have
applied lessons learnt from the stakeholder engagement and
community development at our Ghanaian operations to the
management of community expectations even prior to the
project moving to pre-feasibility study level. As this project potentially will impact on communities in the form of land
use, water consumption and resettlement, we will seek to
apply our experiences in Ghana as the project proceeds
through the various phases. We have not yet been able to
replicate the Essakane approach at all our other exploration sites and projects but recognise that, irrespective of whether our exploration sites yield positive results or not, we need to engage with the local stakeholders to provide them with an
understanding of the extent and potential impacts of a mining operation. In this way, even if prospects are not taken to the mine level, the communities will be left with a more positive view of Gold Fields and our industry. If we achieve this,
accessing future prospects will become easier.
This year, we began construction of the Cerro Corona Project in the Cajamarca Department of Peru. We realised from
the beginning that this area, with its history of poor
mining/community relations, would require a long-term
investment in community relationship building for the project to be accepted. During the early stages, regional tension
related to other mining operations caused a six-month delay
in the project schedule. However, Gold Fields project staff, assisted by external specialists, maintained extensive
interaction with a wide range of community members, groups
and regional stakeholders. At the heart of the engagement
process was our ability to demonstrate to the community,
through our on-site conduct as well as our open
communication concerning all aspects of the project and
that, on balance, the community would derive sustainable
benefit from the mine with only temporary impacts on their
quality of life and environment. The critical meeting, which was held at the end of F2005, was attended by over 2,500
stakeholders who demonstrated support for Gold Fields as
project proponent, and we successfully received approval of
our EIA in December 2005.
A long-term co-operative community development
agreement which focuses on health, education and water
supplies was reached with the regulators in the provincial
capital of Hualgayoc in April. Also in concert with the Ministry of Mines and Energy, Gold Fields led the effort to complete
the design and begin construction of a water treatment plant to alleviate some of the water contamination from historic
mine waste outside our property boundaries.
Stakeholder Participation
We encourage all Gold Fields’ stakeholders to avail
themselves of the opportunities offered by our response to
the challenges of SD as Gold Fields’ support for local
community development, education and ABET initiatives, its
growing procurement of goods and services from historically
disadvantaged South African vendors and local companies,
and Gold Fields’ active participation in gold beneficiation
initiatives. We realise that each region presents different
challenges that will shape stakeholder needs. Such
stakeholder responses will assist us at arriving at legitimate, sustainable approaches towards sustainable development
that will ultimately lead to communities enriched by, but not dependent on mining.
For further information, please email us or complete the fax reply form at the back of this Report. The Goldfields website is: www.goldfields.co.za
Contact person for the Sustainable Development Report:
Rosemary Noge
Designation: Manager, sustainable development
Postal address: Postnet Suite 252,
Private Bag X30500, Houghton
Tel: +27 (11) 644 2522
Email: rosemary.noge@goldfields.co.za
Contact person for additional information on Gold Fields Limited:
Willie Jacobsz
Senior Vice President:
Investor Relations & Corporate Affairs
Postnet Suite 252, Private Bag X30500, Houghton
Tel: +27 (11) 644 2460
Email: williej@goldfields.co.za

GOLD FIELDS LIMITED ANNUAL REPORT 2006
Mining Charter Table
In South Africa, the Broad-based Socio-economic Empowerment Charter for the Mining Industry (the Mining Charter), as
contemplated in Section 100 of the MPRDA, was formally published under Government Notice 1639 on 13 August 2004 in Government
Gazette 26661. Gold Fields’ response to the Mining Charter is summarised in the attached table in this report.
Human Resources Development
Targets for F2006 Achieved in F2006 Targets for F2009
Has every employee been offered the opportunity
to be functionally literate and numerate by 2005
and are employees being trained?
5,911 employees targeted for 3,635 employees have attended ABET since 2000. 5,911 learners targeted for ABET
Adult Basic Education and Training 1,480 employees currently registered and attending per annum. This will bring the
(ABET) in F2006. ABET in F2006 at a cost of R2 million.
percentage of the workforce that is
functionally literate and numerate
to 73 per cent.
15,873 or 39 per cent of employees estimated to be To achieve at least a 70 per cent functionally literate and numerate.
literacy rate of the total workforce
by end 2009.
Have career paths and skills development plans
been implemented for HDSA employees ?
Workplace skills plans covering all A workplace skills plan and annual training report To continue to provide a workplace
HDSA employees submitted were submitted to the MQA by each operation skills plan and annual training individually by operations to individually. Both Gold Fields Business Leadership report covering all HDSA
Mining Qualifications Authority (MQA).       Academy and the operations have programme
employees as approval required
accreditation and approval with a variety of SETAs, by the MQA and ISO 9001: 2000 in the education, training, development and as well as alignment to any new construction sectors.
legislative requirements as they
come into force. Extending
programme approval with various
SETAs as required.
Budgeted expenditure on skills 225 bursaries and scholarships provided at a cost Will continue to provide development, bursaries, learnerships of R9 million. 220 Learnerships provided at a cost bursaries, learnerships and and scholarships R18,3 million. of R9,3 million.
scholarships at current budget
levels in real terms.
Budgeted amount for expenditure Expenditure on skills development and training for Budgeted amounts for on skills development and training F2006, amounting to R122,7 million or 4 per cent expenditure on skills for F2006, R127 million. of SA payroll.
development and training will be
maintained at current levels.
Has the company developed systems to mentor
empowerment groups?
Mentorship, coaching and Mentorship, coaching and empowerment All employees on succession empowerment programmes in place. programmes in place with 99 mentors and protégés plan and HDSA talent pools to trained and matched. be mentored.
Succession plans and individual Succession plans and individual development plans Succession plans and individual development plans available for all available for all HDSA employees identified in talent development plans available
HDSA employees identified in talent pools. Development of Group database for showing for all HDSA employees pools. Talent pools to be expanded talent pool development and tracking lost-talent identified in talent pools as through skills and EE audits. has begun.
per workplace skills plan for
2005 – 2009.

Employment Equity
Targets for F2006
Achieved in F2006
Targets for F2009
Has the employment equity plan been published
and has annual progress in meeting this plan
been reported?
The 2006 employment equity plan is
Yes, Gold Fields has submitted its employment equity
The employment equity plan will
to be submitted to the Department
plan annually to the Department of Labour since 2003.
continue to be revised and
of Labour. The Transformation
This report contains annual updates on progress in
updated to ensure that it is in
Steering Committee will monitor its
terms of employment equity and workforce diversity.
line with existing legislation.
implementation across all
South African operations.
To accelerate and oversee employment equity,
The employment equity plan will
transformation committees have been set up at all
continue to be revised and
RSA operations and report to a Corporate
updated to ensure that it is in
Transformation Steering Committee. These
line with existing legislation.
committees were established in consultation with
The transformation committees
employee representatives and are responsible for
at operational and corporate
guiding employment equity progress.
level will continue to guide
the implementation of
employment equity.
Has a plan been established to achieve HDSA
participation in management of 40 per cent within
five years and is the plan being implemented?
A plan to increase HDSA
Total HDSAs in management 26 per cent
A strategy is in place to achieve
participation in management is in
(excluding white females 18 per cent).
40 per cent HDSA participation
place and its implementation is
in management by 2009.
overseen by the Transformation
Steering Commmittee.
Has the company identified a pool of talent and is
this being fast-tracked?
Talent pool identification and
Talent pool identification and fast-tracking
Talent pool identification and
fast-tracking programmes in place.
programmes in place. Significant HDSA
fast-tracking programmes have
representation in the C-band augurs well for the
supported meeting Labour Plan
progressing of such talent.
to next level targets.
Has a plan been devised to achieve participation by
women of 10 per cent by 2009 and is this plan
being implemented?
A strategy is in place to achieve this
Continue to aspire to 10 per cent women in the SA
A strategy is in place to achieve
target by 2009.
Operations. Current workforce 3.81 per cent female
this target by 2009.
(F2005: 3 per cent). Women constitute 6.1 per cent of
management.
SUSTAINABLE DEVELOPMENT (continued)

GOLD FIELDS LIMITED ANNUAL REPORT 2006
Migrant and Foreign Labour
Targets for F2006 Achieved in F2006 Targets for F2009
Has the company subscribed to government and
industry agreements to ensure non-discrimination
against foreign migrant labour?
Group policy remains not to Yes, the company subscribes to these agreements as Increase proportion of local discriminate against foreign/migrant well as to ILO Conventions which accord foreign and, labour making up workforce.
labour but to recruit locally migrant workers equality before the law. Gold Fields where possible.
policy is to reduce the number of migrant workers
over time by focusing on local recruitment and the
conversion of single-sex hostels to family units.
Our policy is also to limit further recruitment from
countries other than South Africa to cases of
replacement labour in cases of workplace fatalities.
However, due to the scarcity of experienced rock
drill operators we waive this policy for this category
of workers.
Mine Community and Development
Has the company co-operated in the formulation
of integrated development plans (IDP) and is it
co-operating with government in implementing
these plans in communities where mining takes
place and in labour-sending areas?
Gold Fields Foundation budgeted as Gold Fields CSI initiatives focus on education, Maintain Gold Fields Foundation per established formula for allocation community development, health, environment and funding according to existing to four key categories: Education, target both mining communities and labour-sending production-based formula of 0.5 per
Community Development, areas. Gold Fields CSI spend for F2006 was cent of pre-tax profits and R3.00 for
Environment, and Health. R17.7 million. As Gold Fields is only a single donor every ounce of gold produced in these initiatives and projects are developed through South Africa. Maintain capacity to multi-stakeholder consultation and are aligned with develop projects through multi-
the integrated development plans (IDP) of the stakeholder consultation and concerned communities.
align them with the integrated
development plans (IDP) of the
concerned communities.
Has the company engaged with local mining
communities and those in labour-sending areas?
Ongoing engagement with public and Gold Fields operations maintain ongoing engagement Gold Fields will maintain private sector stakeholders for both with public and private sector stakeholders for ongoing engagement with its mine host communities and both its mine host communities and labour source public and private sector labour source communities. communities. Close co-operation is maintained stakeholders for both its with relevant authorities over CSI initiatives in mine host communities
Budget of R4 million during implementing development plans in both and labour source
F2006 for our ongoing partnership communities. communities. This with TEBA Development, to further engagement will be in
improve the quality of life of Gold Fields committed R4 million to our partnership accordance with the communities in our key historical with TEBA Development during F 2006. Beneficiaries AA 1000 standard.
labour-sending areas, Lesotho, over the past two years include 2,228 livestock
Mozambique and the Eastern Cape. farmers in Lesotho and 11,000 in the Eastern Cape.
The contributions of the Gold
Fields Foundation to the mine host
communities and labour source
communities will be maintained
according to the formula. But
actual project funding will depend
on project sustainability.

Housing and Living Conditions
Targets for F2006 Achieved in F2006 Targets for F2009
For company provided housing, has the mine in
consultation with stakeholders established
measures for improving housing, including the
upgrading of hostels, conversions of hostels to
family units and promotion of home ownership
options among employees?
Continue to provide a broader A de-densification strategy is in place which 50 per cent of the workforce spectrum of accommodation options encompasses the provision of residential units, should have a choice with to a growing percentage of home ownership options, hostel room upgrades regards to accommodation the workforce. and conversions as well as the option of a living options; 100 per cent by 2013.
out allowance.
The hostel room density is to be During F2006, R18.5 million was spent on hostel Hostel room density will be reduced through hostel upgrades upgrades and conversions. Currently, seven hostels reduced to below two per room and the expansion of a broader are in use accommodating about 28 000 staff. There through hostel upgrades and
range of accommodation options has been a decline in room density as a result of two           the expansion of a broader
to staff. and four room options coming available due range of accommodation options to conversions. to staff.
Delivery of residential units under As part of phase 1 of the Blybank initiative, phase 1 of Blybank housing initiative. 576 residential units were made available to staff; .
300 of which are already occupied.
Have measures been established to improve the
nutrition of mine employees? What has been done
to improve nutrition? Show plan to progress this
over time and demonstrate that plan is
being implemented.
Appointment of a full-time dietician During F2006, menu engineering was completely Ongoing monitoring reports from to monitor meeting of nutritional revised and aligned with government nutritional dietician to be submitted.
standards. information requirements. Using tasting Recommendations for communities and the input of a full-time dietician, improvement in nutrition and the menu was revised to achieve a better balance cooking staff training between proteins, carbohydrates and vitamins. requirements considered on
Menu development was also formally linked to the annual basis.
employee wellness programme. Kitchen staff were
trained to reduce wastage and to adjust their
cooking to better preserve vitamins during the
process of cooking large amounts of food for large
numbers of people.
Procurement
Have current levels of procurement from HDSA
companies in terms of capital goods, consumables
and services been identified?
Achieve a 35 per cent HDSA Current HDSA spend at 35 per cent (R875 million) Achieve a more than 40 per cent procurement spend. up from 25 per cent of total in F2005 and HDSA procurement spend
9.7 per cent in F2003. by 2009.
Utilisation of third party screening Gold Fields has introduced a system of identifying, Continued use of various and auditing functions to establish rating and accrediting suppliers according to Mining initiatives such as South African and maintain HDSA credentials of Charter requirements. It makes use of SA Mining Mining Preferential Procurement accredited suppliers. Preferential Procurement Forum (SAMPPF) for this Forum (SAMPPF) to purpose. It also uses comprehensive supplier access registered HDSA and questionnaires, third party audits and Gold Fields SME vendors to increase HDSA
Security investigations to prevent “fronting”.
procurement spend. Utilisation
of third party screening and
auditing functions to establish and
maintain HDSA credentials of
accredited suppliers.
SUSTAINABLE DEVELOPMENT (continued)

GOLD FIELDS LIMITED ANNUAL REPORT 2006
Procurement
(continued)
Targets for F2006 Achieved in F2006 Targets for F2009
Has commitment been made to a progression of
procurement from HDSA companies over a
three-five year timeframe in terms of capital
goods, consumables and services, and to what
extent has this been implemented?
Achieve a 35 per cent HDSA procure- The BEE Procurement Policy was conceived in Achieve a more than 40 per cent ment spend (excluding services), 2003 when HDSA procurement stood at 10 per cent. HDSA procurement spend by up from 10 per cent in 2003. An HDSA By F2006, it had grown to 35 per cent. An HDSA 2009. HDSA supplier screening supplier screening and accreditation supplier screening and accreditation system and accreditation system to system to remain in place. is in place. remain in place.
Ownership and Joint Ventures
What is being done to ensure the company
achieves 15 per cent HDSA participation in terms
of ownership of equity or attributable units
of production by 2009 and 26 per cent by 2014?
Gold Fields complied with the 2005 target by completing
a transaction with Mvelaphanda Resources Limited,
effective 1 May 2004 in terms of which Mvela
Resources, through its wholly-owned subsidiary,
Mvela Gold will acquire a 15 per cent interest in
Gold Fields’ South African gold mining assets within
five years for a cash consideration of R4.1 billion.
Beneficiation
Has the current level of beneficiation been identified?
Gold is supplied/exported largely in the form of bars
to jewellers, banks and manufacturers. Gold Fields,
together with Anglo Gold Ashanti, SAAB and
Standard Bank operates a gold advance scheme in
order to facilitate the provision of secure and cost
effective advances of gold to the South African
jewellery manufacturing industry.
Has the baseline level of beneficiation been identified
and has the company noted the extent by which this
will have to increase to qualify for an offset?
Gold Fields, together with Anglo Gold Ashanti, SAAB Growth in this sector can only be and Standard Bank operates a gold advance scheme achieved through additional to facilitate the provision of advances of gold to the development of the South African
South African jewellery manufacturing industry. jewellery design and manufacturing
This involves facilitating advances of gold by industry and the development of advancing collateral support in the form of additional industrial applications guarantees. A Beneficiation Act has not yet been for gold.
promulgated. Gold Fields continues to engage the
DME to determine the criteria to qualify for an offset.
Reporting
Does the company report annually on
progress made in meeting its commitments?
To report as part of its annual report Yes, since reporting on it in detail for the first To report as part of its annual on progress made in terms of the time in 2003, Gold Fields has reported annually report on progress made in guidelines set out by the Mining as part of its annual report on progress made terms of the guidelines set out
Charter Scorecard and to continue in terms of the guidelines set out by the by the Mining Charter Scorecard using the Global Reporting Initiative Mining Charter Scorecard. and to continue using the Global guidelines in the compilation of Reporting Initiative guidelines in our report. the compilation of our report.

Occupational Health
and Safety
It is Gold Fields’ vision that no employee will leave the company having acquired an occupational injury or disease without
follow-up treatment. The Group strategy for achieving this vision lies in co-operation between the disciplines of Occupational
Safety, Occupational Hygiene and Occupational Medicine.
Health and Safety Management Systems
The Full Compliance Health and Safety Management system at
Gold Fields’ South African operations is guided by the principles of OSHAS 18001. Regular internal audits are conducted at all
Group operations to consider the day-to-day effectiveness of health and safety management systems.
During F2006, Tarkwa achieved OSHAS 18001 compliance and
Damang was recommended for ISO 18001: 1999 by our auditors
BVQI. The Australian operations’ health and safety management systems are certified to Australian Standards (AS/NZ 4801: 2001).
Agnew continues to achieve re-certification on the completion of scheduled surveillance audits, of which two were undertaken by independent auditors from BVQI in F2006.
Group Safety Performance
Our safety target remains a zero rate for fatalities and injuries.
Agnew is striving to create a workplace culture of “Zero Injury”
through, for example, its “Take time, Take Charge” safety
campaign, in conjunction with its risk management tool
booklet. Over 90 per cent of the workforce have participated in the company zero injury workshops and the mine has
introduced a new industry safety lagging indicator, the “All Injury
Frequency Rate”. All Australian operations have been fatality-
free since acquisition. At the end of F2006, Agnew was lost day injury free for 500 days, and received the 2005 “Highly
Commended Award for Excellence in Mine Occupational Health
and Safety” from the Australian Mining Prospect Magazine.
Similar safety awareness campaigns are employed in Ghana
with “Ahwe Yie”, and in South African operations where
“Khuseleka” at Beatrix, “Dumela” at Driefontein and “Eyethu”
at Kloof were launched. Kloof division achieved a million fatal injury free shifts and Kloof 7 shaft achieved a million fatal injury free shifts.
We realise that amid productivity drives and other workplace initiatives, it is often difficult for individuals to maintain a consistent state of safety vigilance. Nevertheless, we know that by constantly innovating, the proper enabling environment and management leadership by example, human nature can be
influenced to the stage where behavioural changes are
achieved to a level where the likelihood of accidents and
incidents is reduced. We continue to explore, in conjunction with unions, ways in which this can be achieved.
Notice boards and safety briefings are only part of the solution.
To be effective, they must be complemented by new and
innovative safety campaigns that attract employee attention and buy-in. A key technique is to personalise the experience and, to
SUSTAINABLE DEVELOPMENT (continued)

GOLD FIELDS LIMITED ANNUAL REPORT 2006
this end, our Australian operations used Bill Beeson, a former driller who lost an arm in a drilling accident in 1995 and now works as a safety consultant to the Australian mining industry.
His presentation focuses particularly on the impact the accident had on his family. He had to abandon his career, suffered severe financial pressure and saw the end of his marriage. It is
because of the high personal costs of accidents that exposure of their traumatic personal consequences is justified to
promote workplace safety.
Fatal Injury Frequency Rate (FIFR)
During F2006, 39 employees (F2005: 26 employees) tragically
lost their lives in mining-related accidents. This constitutes a fatal injury frequency rate of 0.29 per million hours worked (up from 0.18 in F2005 which was the lowest record by the Group).
During F2006, one employee lost his life in a conveyor accident at Tarkwa, the other accidents occurred at the Group’s South
African operations. The operations in Australia and at Damang and Choco 10, have maintained their record of zero fatal
accidents since being acquired by Gold Fields.
Falls of ground constitute 66 per cent of the fatal injuries with
49 per cent being gravity related and the other 17 per cent due to seismic-induced falls of ground. Despite these setbacks, we continue efforts to improve our systems and identify the
underlying causes to implement remedial actions. The board
and management are intensely aware of the need to improve
safety performance, particularly to eliminate fatal accidents and substantially reduce lost time accident rates.
Days Lost Frequency Rate (DLFR)
The number of days lost resulting from accidents in the Group was reduced by 6 per cent from 382 to 360 per million hours
worked. This improvement was achieved by all operations and
can be attributed to the intensive treatment and rehabilitation that ensures individuals return to work after an injury and are physically fit to continue their normal work.
Fatal Injury Frrequency Rate
0.4
0.3
0.2
0.1
0.0
2002     2003    2004     2005     2006
Per million manhours worked
Fatal Accidents F2006 Agencies
48% FOG Gravity
6%
Fire/Explosion
9% Shaft
11% Tramming
6%
Other
20% FOG Seismic
Lost Day Injury Frequency Rate (LDIFR)
The LDIFR for the Group improved from 13 to 12 per million
hours worked. Damang completed F2006 without a single lost
day injury. Significant improvements were recorded at Beatrix and Driefontein mines.
Occupational Hygiene
The Group reviewed existing codes of practice in response to new industry commitments for the management and reduction
of the effects of thermal stress, noise and airborne pollutants.
Two employees from the Ghanaian operations completed their
initial occupational hygiene training. The measurement of
airborne pollutants was started at the Tarkwa and Damang
mines and they received instrumentation to commence heat
stress monitoring and noise dosimetry.
In Australia, the focus for health and hygiene is to continue following the employment of full-time site hygiene advisors.
Both St Ives and Agnew have introduced healthy lifestyle
programmes to supplement the Group code. This entails
a best practice fitness for work, alcohol and other drug
screening programme for employees, along with a number
of other healthy lifestyle initiatives designed to address
the health related issues associated with their fly-in,
fly-out workforce.
Noise
Gold Fields’ South African operations are committed to meeting the industry targets for the elimination of Noise Induced
Hearing Loss (NIHL) which require that:
• After December 2008, the hearing conservation programmes
implemented by industry must ensure that there is no
deterioration in hearing greater than 10 per cent amongst
occupationally exposed individuals.

• By December 2013, the total noise emitted individually and collectively by equipment installed in any workplace must not exceed a sound pressure level of 110dB(A) at any location in that workplace. (The exposure limit stated in the MHSA is no more than 85dB over an eight-hour period.)
A plan to assist South African operations to meet this target by identifying all noise sources, and the actions required to silence them; or implementing administrative and personal protection strategies, was initiated and a code of practice on noise
was introduced.
Hearing conservation programmes have also been imple-
mented at all other operations and are monitored on a quarterly basis. The identification of noise sources and the demarcation of noise zones are ongoing.
Airborne Pollutants
Gold Fields’ South African operations are committed to meeting the industry objective for the targeted elimination of silicosis:
• By December 2008, 95 per cent of all exposure measurement
results will be below the occupational exposure limit for
respirable crystalline silica of 0.1 mg/m
3
(individual readings
and not averaged results).
• After December 2013, using present diagnostic techniques,
no new cases of silicosis will occur among previously
unexposed individuals (ie individuals unexposed to silica dust prior to 2008).
In our South African operations, silica dust is one of the main airborne pollutants to which employees are potentially exposed.
However, the average dosage rate for the company is 35 per
cent of the threshold set by the Department of Minerals and
Energy. The frequency of monitoring dust concentrations is in accordance with the risk associated with the respective
workplaces and work categories.
64
SUSTAINABLE DEVELOPMENT (continued)
Days Los    t Frequency Rate
500
400
300
200
100
0
2002    2003     2004      2005    2006
Per million manhours worked
Los Lost Day Injury F t Day Injury Frrequency Rate
20
15
10
5
0
2002     2003     2004     2005    2006
Per million manhours worked
In Australia, the operations continue to meet and exceed
the requirements of the Statutory Occupational Ventilation
Contaminants Sampling Programme as prescribed by the
Department of Consumer and Employee Protection.
Thermal Stress
In the F2005 report, we reported on the progress made in terms of Project 28.5°C which originated from a 2001 Group decision to improve the underground working environment from a heat
stress perspective. This applies to the South African operations where mining takes place at a mean rock-breaking depth of
2091 metres, with an average virgin rock temperature of 41.6°C.
These high temperatures are countered through the increased
use of refrigeration and the implementation of effective cooling and ventilation systems. Bulk air, spot coolers and chilled
service water are used to reduce the ambient temperature.
Across the South African operations, a total of 845 stope panels and 361 development ends were ventilated (in 2005, 825 and 305 were ventilated, respectively). Of the total temperature readings in the stopes, 0.65 per cent were above the upper limit of 32.5°C.
The average wet bulb temperature for the Group is currently
28.4°C in stopes and 27.8°C in development ends, which is
within the target of 28.5°C.
During the year under review, additional bulk air coolers were constructed in zone 5 at Beatrix 4 shaft, which will further reduce temperatures. At Driefontein 4 shaft the purchasing
of new cooling cars is in progress, which will reduce
the temperatures at this shaft. The cooling strategy at
Driefontein 1 shaft is under review but can only be implemented once the water feed columns are installed in the shaft. Adverse thermal conditions at Kloof 7 shaft necessitated the review of cooling and refrigeration practices, and the installation of a dedicated booster fan and a surface ammonia plant during
F2007 was recommended.

GOLD FIELDS LIMITED ANNUAL REPORT 2006
Occupational Medicine
The Hazard Identification and Risk Assessment process drives
Gold Fields’ occupational medicine discipline. It focuses on early detection, fitness for work assessments, rapid feedback of adverse surveillance results and fitness outcomes, so that
informed, collaborative solutions can be sought.
Across the Group’s operations, routine medical surveillance is employed in compliance with region-specific legislation to
screen for and manage occupational disease. In South Africa, where there is a large workforce, surveillance is conducted at a dedicated Occupational Health Centre on each mine. The
Occupational Medicine Department collaborates widely on
occupational health research in order to improve disease
management and to share that knowledge with the industry.
Current research topics include Silicosis Biomarkers; TB
prevention; Best Practice Dust Controls; Noise Induced Hearing
Loss (NIHL) in underground miners; and smoking in healthcare workers. In addition, Fitness for Work assessments are used to improve the selection and placement of employees by matching the individual’s fitness and physical work capacity to the
inherent requirements of the job thereby significantly reducing the risk of workplace accidents. Furthermore, employees, who have sustained an injury, undergo vocational rehabilitation that similarly targets the individual’s rehabilitation to meet the inherent requirements of his or her job, or alternatively allows an informed recommendation to be made on a more suitable
job placement. These activities take place at dedicated
Assessment and Rehabilitation Centres (ARCs).
In Ghana, the services of Crusader Health are contracted in to provide broad-based medical surveillance. (Crusader Health
was established by a medical doctor who previously had been
employed by Gold Fields and been schooled in the rigorous
requirements of South African Mine Health and Safety
legislation). Medical surveillance in Australia is undertaken five-
yearly by the statutory Western Australian government
surveillance programme. In striving for a robust culture of
preventative action and health promotion, the two operations have also employed a full-time Occupational Health and
Lifestyle Nurse who does additional annual health screening.
Emergency Preparedness and Response
Underground fire protection continues to be of vital importance in the South African mines and since F2000, the South African operations continue to identify and inertise all hazards in the intake airways. All materials such as conveyor belts, electrical cables and plastic pipes, which are used underground are
selected for their fire-retarding properties to ensure safety of employees is not compromised. A total of 22 fire incidents was reported in F2006, nine of which were classified as major
incidents necessitating the implementation of pre-planned
emergency procedures.
There are some 729 equipped underground refuge chambers in
the Group. In addition, all underground workers in South African operations are equipped with self-contained self-rescuers
and key personnel carry portable gas monitors. Practice
escape drills are conducted on a regular basis during
simulated conditions and the success of these is illustrated by the 275 employees who successfully escaped to refuge
chambers during actual fire emergencies without any
casualties or serious injury. 69 self-contained self-rescuers were successfully used during these incidents.
Employee Health and Wellbeing
Occupational Health is a statutory requirement to ensure
that an employee is fit enough to do the job that he has applied for, or is currently doing (through pre-employment and
annual medical fitness examinations), and to assess whether
the workplace environment is making that employee ill
(occupationally-acquired diseases). However, general employee health problems, ie those that are acquired outside of the
working environment due to domestic lifestyle, genetic make-
up, and other environmental factors, impair employees’ well-
being on a far greater scale. While it is never legislated that an employer should directly provide healthcare services and
related support to their employees for such problems, the
prudent employer nevertheless appreciates the productivity
benefits of ensuring that his employees are in an optimal health condition. Gold Fields has built up substantial healthcare
services over the years, a base from which the company
continually seeks to develop and improve the programmes that promote employee health and wellbeing.
Gold Fields Health Services (GFHS) in
South Africa: a successful Staff Model
Health Maintenance Organisation (HMO)
The mission of GFHS is to promote and maintain the health of employees, thereby aligning itself to the core business of Gold
Fields by ensuring sustained productivity. GFHS implements its mission according to a staff model HMO, which remains the
most cost-effective service delivery model in the healthcare arena, whilst ensuring optimal patient care. Well-researched public health principles were applied to re-evaluate the service provided by GFHS, which supplements other services in the
Group such as those provided in the Assessment and
Rehabilitation Centres (ARCs) and the Occupational Health
Centres (OHCs). The exercise served to re-affirm the value of established facilities and to identify gaps in the delivery chain.
Therefore, whilst GFHS has not lost sight of its historic strength in curative and rehabilitative healthcare (principles 4 and 5), it is focusing increasingly on the development of upstream
preventive measures that seek to keep employees fit, well-
nourished and educated on matters pertaining to personal
health and lifestyle choices, both for themselves and for their families (principles 2 and 3).
The effectiveness of GFHS can be expressed in the scope of the service provided and the efficacy with which patient treatment programmes are managed.

SUSTAINABLE DEVELOPMENT (continued)
GFHS employs 824 staff, of which 24 are doctors and 136 are
professional nurses. It has eight primary health centres
and two hospitals, with a total of 564 patient beds at an
average occupancy of 39 per cent in F2006 (see graph for
more information).
GFHS recorded 329,400 out-patient and clinic visits in F2006,
31,600 admissions to hospital and 4,850 theatre cases. The
average hospital stay per admission was 8.5 days per patient.
It is interesting to note that bed occupancy rates are
diminishing at the Leslie Williams Hospital complex
in Carletonville. Whilst decreasing mine employment is a
factor, it can hardly explain the rapidity of the rate decline.
Dr Rolf Verster, head of GFHS, is of the opinion that a
co-factor is the roll-out of anti-retroviral therapy (ART),
which reduces the burden of Aids-related illness and
hospitalisation.
GFHS Bed Occupancy Rates
60
45
30
15
0
2003          2004         2005          2006
West Wits operations only
%
Engage Healthy Employee >
Health Promotion >
Disease Prevention >
Early Diagnosis & Treatment >
Effective Rehabilitation >
Exit Functional Employee >
Public Health
The Group
ARC & OT
Nutrition
Sport & Fitness
Fit at Exit
IHR & HBC
OHCs
EMS, PHCs & Hospitals
Education
Vaccines
Physio
Biokinetics

GOLD FIELDS LIMITED ANNUAL REPORT 2006
CASE  STUDY
The Gold Fields Nursing College
“We’re 60 years old!” Mrs Erika Kotze, the Principal of
Gold Fields Nursing College, explains that the college
began as a training centre for medical orderlies after the
war in 1946. With premises at the Leslie Williams
Hospital, and administered by the Gold Fields Academy,
it now offers training for enrolled nurses (ENs),
professional nurses (PNs), and bridging courses for ENs
to upgrade to PN status. In addition, it provides training
for community health workers (CHW) and conducts a
variety of specialist nursing courses, being accredited
with the South African Nursing Council to do so. Up to
120 students of its 350-student capacity are from
disadvantaged communities and NGOs, and have their
course fees sponsored by Gold Fields. Erika points out
that apart from the contribution to South Africa’s skills
development agenda, the payback for the company is
that it is assured of retaining nurses at a time when the
country has a critical shortage of these skills.
In its Ghanaian operations, Gold Fields contracts
Crusader Health to provide comprehensive healthcare to
its employees, including expatriates, which Crusader
does through a 24-hour clinic and emergency response
service and its hospital in Tarkwa.
The public health service being as comprehensive as it is
in Australia, where all employees are eligible for care, it
is only necessary for Gold Fields to ensure that its
operations have an efficient on-site emergency response
service. The company emergency response team
stabilises any employee that has been injured in the
course of duty and then transfers him/her to the local
public healthcare facility as pre-arranged.
“Up to 120 students of the 350-student capacity are
from disadvantaged communities and NGO’s”

SUSTAINABLE DEVELOPMENT (continued)
Regional Healthcare
Challenges
In addition to working for the general wellbeing of the
employee, Gold Fields Health Services are also called upon to mount an innovative response to specific health challenges that emerge from time to time, such as epidemics. Two such
challenges Gold Fields has been managing with great efficiency and pragmatism for some time are typical of the regions in
which the company operates: the twin scourge of HIV/Aids and
TB in South African operations and Malaria, particularly in its
Ghanaian operations. This is in addition to managing the
impacts of recreational drugs at the workplace in Australia.
Malaria Containment In Ghana
Malaria remains today’s most common endemic disease and
major contributor to mortality across West Africa and
specifically in Ghana. In its engagement with the Ghanaian
healthcare authorities, Gold Fields assessed the effectiveness of the government’s previous policy of mass insecticide
spraying for the suppression of the malaria-carrying mosquito.
Despite the potential short and medium-term benefits of
temporary mosquito reduction, Gold Fields chose not to pursue such an approach and shifted its efforts to primary preventative behaviour-based measures. These include the widespread use
of mosquito nets, and selected, targeted spraying of bodies of water identified as mosquito breeding hotspots. In addition, the company has been actively educating its host communities and
CASE STUDY
Stakeholder Engagement
Gold Fields South Africa endeavours to involve a wide base of stakeholders in the company’s HIV/Aids policy review, the programme development, and its implementation.
Since signing an HIV/Aids policy with the labour unions in 2001, Gold Fields has maintained a working group on
HIV/Aids, STIs and TB (HAST), which meets quarterly as a sub-committee of the company’s Labour Plenary. It is co-
ordinated by the Group HIV/Aids Programme Manager and has representation from each of the three labour organisations, as well as from each of Gold Fields’ three South African mining operations. The HAST working group assesses progress reports from the operations and seeks consensus on proposals for policy change and programme development.
Gold Fields also undertakes to finance NGOs and community-based organisations (CBOs) operating in the Aids arena, not only through corporate social spending, but more directly through using their services to provide Voluntary
Counselling and Testing (VCT) care and support to employees, their dependents and to other community members.
In Carletonville, the company collaborates with Mothusimpilo, a community outreach NGO, to provide VCT to women engaging in high-risk contractual sex and to refer the 65 per cent that test positive to local government and donor-
sponsored ART programmes. Similarly, the company refers terminally ill employees to the Hlaluphilile home-based care programme, which is reimbursed by the company through a capitation fee.
workforce about the behavioural changes needed to minimise
exposure to mosquitoes. Measures include regular radio talks, presentations in the consultative committees and at the clinics.
A key focus of this ongoing educational campaign is the need for good housekeeping and waste disposal at the household and
small business level, which will severely limit the mosquitoes’
breeding opportunities.
While such behavioural changes are often slow to take
effect, we are already detecting a small, gradual reduction in the incidence of the disease amongst our workforce and
communities. Nevertheless, about 60 per cent of all cases seen in our clinics are still related to malaria. As laboratory tests are not always immediately conclusive and the long-term use of
prophylactic medication generates too many side effects, our local medical staff, relying on a lifetime of experience in identi-
fying the symptoms, have moved to symptomatic treatment of
the disease. This approach avoids waiting for test results and entails treatment generally being administered at a much
earlier stage of the disease, making treatment much more
effective and less drug-intensive.
While we recognise this approach will only contain rather than eliminate malaria, we feel strongly that mass spraying would merely protect the mining communities until the closure of the site, by which time their natural immunity levels to the disease would have been reduced, leaving them far more susceptible to the impact of malaria than before the advent of mining.

GOLD FIELDS LIMITED ANNUAL REPORT 2006
2006    2007     2008     2009      2010   2011      2012       2013     2014       2015       2016       2017      2018
Projected HIV Prevalence rates
South Africa: HIV/Aids and TB
As has been reported annually since 2000, Gold Fields
remains committed to managing HIV/Aids and TB. A detailed
description of its comprehensive programme can be read on
the website at the following link www.goldfields.co.za, or in past issues of the Gold Fields Limited Annual Report. The
company’s strategy continues to be one of prevention,
treatment, care and support. Ongoing engagement with
stakeholders in the community and the trade unions ensures
that these initiatives continue to have wide support. Key
interventions are audited to monitor and evaluate their efficacy and an assessment of the economic impact of the disease on
the company is updated annually.
Prevention
The current HIV prevalence rate among employees of the
Group’s South African operations is estimated to be 30 per
cent. Gold Fields offer HIV prevention education and training to all employees through the use of induction courses, training events and peer education; and provides free condoms in the
workplace and in mine accommodation. Evidence to suggest a
consequent reduction in high-risk behaviour lies in the
reduced incidence of sexually transmitted infections (STIs)
treated at Gold Fields Health Services, from 147 cases
1,000 employees in F2001, to less than 100/1,000 in F2006.
STI Rat
STI Rates
es
250
200
150
100
50
0
%
2001                       2002                       2003                       2004                          2005                     2006
GFIMSA
Kloof
Driefontein
Beatrix

SUSTAINABLE DEVELOPMENT (continued)
Testing
VCT for HIV is offered at all GFHS facilities and since F2004, more than 20 per cent of employees underwent VCT. VCT
firstly reinforces HIV prevention education and encourages
those that test negative to protect themselves. Secondly, it alerts those who test positive to their status to enable them to seek life-prolonging interventions sooner rather than later.
The Gold Fields VCT motto is “Protect your HIV-free status
with your LIFE”.
Treatment
Gold Fields offers a range of proven treatment programmes
for all employees infected with HIV. Those who meet the
clinical criteria for treatment are offered ART. By the end of
F2006, 1,091 employees had started ART since the inception
of the programme in January 2004. Of these 830, or 76 per
cent still remain on the programme.
HIV Testing and Treatment
12 000
10 000
8 000
6 000
4 000
2 000
0
Drop outs from HAART
Doing well on HAART
Started HAART
Still on Wellness
Started Wellness
ICVCT
CASE STUDY:
The Gold Fields ART programme
Dr Wendy Neethling, the Programme Manager, explains: “The programme has grown exponentially, now employing eight staff members and starting between 30 and 40 employees per month on treatment. The first employee ever enrolled, on 1 January 2004, still remains on the programme. He initially had disseminated TB and a CD4 count of 21.
Today, his CD4 is 486 and he still has an undetectable viral load. Amazingly, he is still taking the initial treatment regimen and has shown no evidence so far of developing drug resistance.”
He is not the only one. An evaluation of the programme’s efficacy conducted in 2005 by Kimera Consulting, the company’s disease management advisors, found that after 12 months of treatment 83 per cent of patients had suppressed their circulating viral load to undetectable levels. They praised the results, stating “the virological responses to ART are excellent indicating high levels of adherence, and are superior to many published results of ‘first world’
programmes”.
Dr Neethling finds it rewarding to see employees gain weight, recover and return to work, and is very proud of their adherence to the treatment regimen. She attributes this to rigorous health education given by the registered nurse that heads up the clinic, Sr Lydia Mkefa, who is passionate about HIV and ART. A former member of the TAC, her niece died of Aids before ART became available through the government rollout programme. Sr Lydia has made it her life’s mission to ensure employees accessing the programme understand their disease and treatment, and that they implement lifestyle changes. She runs a two-hour education session each morning at the clinic and, with an interactive style, facilitates debates on a range of Aids-related topics. As a consequence, patients are extremely well informed about their disease and are active participants in their disease management.
“Since F2004, more than 20 per cent of employees have
undergone Voluntary Counselling and Testing (VCT)”

GOLD FIELDS LIMITED ANNUAL REPORT 2006
TB Management
A robust TB control programme to deal with the parallel
escalation in TB cases is critical to the management of Aids-
related diseases. Prior to the HIV epidemic, Gold Fields had an established TB programme to manage what was already a
highly prevalent disease due to occupational dust exposure and high-density living conditions. It was a simple matter to scale up the TB programme to meet the fourfold increase in new TB
infections now related to Aids. The pillars of managing a
TB epidemic are well entrenched at GFHS: firstly, education on
TB prevention and symptoms; secondly, TB preventive therapy
for HIV-infected employees; thirdly, early detection of new
TB cases; fourthly, directly observed therapy; and finally,
isolation and specialist treatment for patients with highly
infectious multi-drug resistant (MDR) TB. In F2006, the
incidence of TB was 41 new cases/1,000 employees. The TB
cure rate was in excess of 85 per cent.
Care and Support
For many reasons (denial and refusing to test, late diagnosis, refusing treatment, poor treatment compliance and drug
resistance), it is unfortunate that some employees do not
benefit from the life-prolonging ART provided and become
increasingly debilitated with the onset of Aids-related
illnesses. When such employees are no longer able to work
they are offered ill health retirement (IHR) and, where
possible, are referred to a network of home-based care (HBC)
projects, sponsored by Gold Fields, that provide care and
support to the terminally ill. In F2006, 750 employees retired due to ill health of which 90 per cent were referred to HBC.
Despite all these efforts, 3.5 per cent of employee deaths in service could be confirmed as being attributable to Aids.
Monitoring and Evaluation
The monitoring of programmes is undertaken quarterly
through a standardised progress report submitted by each
operation. The report is reviewed by the Plenary’s HAST
Working Group. Workplace and community activities are
audited annually by the Group HIV/Aids Programme Manager
together with a team of independent specialists. Disease
management is audited by the company’s specialist advisors,
Kimera Consulting.
Research
Apart from the disease management programmes outlined
above, Gold Fields has always participated actively in TB and
HIV-related research into the spread of the diseases in the
mining environment, using this growing knowledge to improve
disease management. Its pioneering research agenda
included early TB DNA fingerprinting studies; an investigation of work-related injuries in HIV-infected workers; and more
recently, participating in the industry-wide Thibela study, which aims to demonstrate that community-wide TB preventive
therapy, in addition to a standard TB control programme, is an effective way of rapidly reducing the burden of TB, and can
improve TB control in high HIV prevalence areas. (For more
detail see www.aurumhealth.org/projects/ thibela.php)
Ghana: Community Health and HIV/Aids
Aids in Ghana has not yet reached the levels of South Africa, and
Gold Fields Ghana will continue to work with organisations such as the Ghana Aids Commission to promote VCT as a powerful
tool for behavioural change. It acknowledges the fact that once a person has his/her status tested, it becomes a strong
motivation for behavioural change irrespective of the result. The company continues to collaborate with other stakeholders to
strengthen public and private sector advocacy on HIV/Aids and to mobilise action in the workplace and in the community.
After opening its HIV/Aids Centre at the Engineering and
Metallurgical Block at Tarkwa mine in April 2005, Gold Fields
Ghana signed an HIV/Aids Policy agreement with the Ghana
Mineworkers Union and the Officials Associations at both

New TB Cases per 1 000 Employees per annum
60
50
40
30
20
10
0
1996        1997        1998        1999       2000        2001        2002       2003        2004       2005       2006

SUSTAINABLE DEVELOPMENT (continued)
Tarkwa and Damang, on 30 November 2005. The document
was developed by the HIV/Aids Co-ordinator in consultation
with a 12-member strategy team, the Union and the Officials
Associations, protects potential or existing employees from
routine screening for HIV/Aids, prohibits discrimination on
the basis of perceived or real HIV status, and protects the
continuous employment of employees with HIV-related
illness as long as they are medically fit to work. It also
commits the company to continue its HIV/Aids awareness
campaign and facilitates access to informed consented
Voluntary Counselling and Testing, Care and Support. This
agreement was followed up by a series of educational and
awareness-raising events such as the World Aids Day football match between Tarkwa and Damang (which Tarkwa won 3:1).
The AIDS programme has developed four defined elements:
Prevention of the spread of HIV through the work of 120
volunteer Peer Educators, who have reached 3,800 employees,
dependants and contractors, and who conduct awareness
campaigns on the mine and in its communities. Education,
Training and Counselling Services at induction centres for new recruits and for employees going on leave or returning from
leave. Condom distribution, a total of 46,000 having been
distributed in F2006. Free treatment of sexually transmitted infections for employees and their immediate dependants.
Voluntary Counselling and Testing (VCT), 302 people having
undergone VCT since signing the policy (192 employees,
80 dependants and 30 contractors). Gold Fields is working
together with AngloGold Ashanti to establish a VCT Centre for the community at the public hospital.
Care and Support includes psychosocial support and access
to treatment for infected employees and their immediate
dependants: four are currently on ART. The company
collaborates with the public health service for ART monitoring and treatment until it is in a position to roll out its own treatment programme. When an infected or affected employee goes on
retirement, or is no longer able to work, that person is linked up with care and support groups in the community.

GOLD FIELDS LIMITED ANNUAL REPORT 2006
Gold Fields Australian operations seek to do so without
taking a moral stance on the issue. Instead the concern is for the employee’s fitness for work without prejudging what
employees do in their personal time. Traditionally, this was managed by conducting random urine tests on each
employee at least three times per year by selecting an entire crew for testing at the start of the shift. However, we
witnessed a gradual move from recreational drugs with long
residence times in the human body to more dangerous ones
with shorter residence times. In response, we began
evaluating Eyecheck equipment, which tests for employee
fitness to work on the basis of pupil response. This
technology is also better at differentiating between drug
effects and simple fatigue and is currently being considered for wholesale adoption as it could reduce the need for large numbers of urine tests. Irrespective of the methodology
eventually adopted, we retain our policy of “three strikes and you are out.”
Other challenges more specific to the first-world context of the
Australian operations relate to alcohol abuse and heat stress.
The former is managed through the above-mentioned fit-for-
work programme, while the latter has been managed through
the adoption of specific procedures applicable to employees and contractors alike. These include the issuing of hats, sunscreen, four-litre water bottles, PPE, and requiring that long trousers be worn at work. Although many workers wear short trousers
and short sleeve shirts in the hot conditions, Gold Fields
decided, after some consideration, that for both safety and heat stress avoidance reasons, long trousers and eventually long
sleeves make sense. To compensate employees for the
perceived inconvenience, pay for employees and exploration
contractors is made up if, for example, exploration rigs are shut down due to dangerous heat conditions, as occurred earlier in early F2006. While the issues require active management, we
are happy to report that no workplace incidents so far can be linked specifically to them.
As part of activities to improve the health of communities that fall within its operational area, Gold Fields Ghana has put in place strategies to address health issues confronting the
people of these communities.
“One strategy has been to train schoolteachers and pupils
as Agents of Change to institute reproductive health
programmes in schools that disseminate information on
Adolescent Sexual and Reproductive Health, and encourage
sexual responsibility through abstinence clubs. The company
has also instituted a weekly radio broadcast to the local
community in which it educates and engages with the
community on health issues like malaria, diarrhoea, childhood illnesses, tuberculosis and HIV/Aids. Consequently, “Bo
Woho Ban” (Protect Yourself) has become a household name
in the Western Region. Nana Peprah, a local chief, had this to say: “My people listen to the radio programme and women
have to carry their small radio sets to the farm because of the importance they attach to the programme.”
Gold Fields Ghana, in conjunction with the Ministry of Health, has trained 16 community health facilitators and equipped
them with bicycles to visit villages where they provide first aid services, disseminate information on health issues, sell basic pharmaceuticals, and refer patients to healthcare facilities when necessary.
Both mines continue to organise educational programmes at
the Mine Training Centre, the out-patient department of the
local hospitals, and at our own clinics. HIV/Aids has also been included as a separate module for all induction and refresher courses on the mine.
Managing Drugs at the Workplace in Australia
For a variety of reasons, HIV/Aids has so far been far more
effectively contained in Australia than in African regions in which we operate. By contrast, recreational drug use is a
challenge which many Australian employers need to manage.

SUSTAINABLE DEVELOPMENT (continued)
Investment in Communities
The end of F2006 saw Gold Fields operating or building mines in four diverse settings each with its own stakeholder
engagement challenges and community development needs.
Common to all is a desire by local government to assign, in
various degrees, the role of social and economic service
provision to the mining company. While we seek to play a role in the sustainable development of our host communities, we
remain conscious that mining will, at some stage, cease
operating, and that local and national government must
retain their capacity to deliver social services and
infrastructural development independent of the mine. For
this reason, we favour longer term capacity-building
interventions at a regional or national level, if possible.
Stakeholder engagement plays a vital role in shaping our
strategy for community investment in and around our
operations and in areas from which we draw labour. It was
therefore logical for the line function of the manager of the
Gold Fields Foundation to be extended in F2006, to include
stakeholder engagement.
All community investment activities are administered and co-
ordinated by the Gold Fields Foundation or regional
foundations that function autonomously but are also guided
by the common vision of community development, adapted to
local realities. In each of these regions, a board of trustees is responsible for the governance, ongoing determination of
needs, strategic priorities, the approval of projects and the allocation of funds. These boards of trustees are supported at each operation by a CSI committee. Although each operation
is encouraged to support projects that stakeholder
engagement has matched to the development needs of its
communities, the focus remains on education, healthcare,
socio-economic development, environmental education, local
economic development and entrepreneurship. The site
stakeholder committees and the regional boards of trustees
are also mandated to explore and pursue partnerships with
local, regional and national stakeholders, such as local
authorities and NGOs. Geographically, the work is focused on the host and neighbouring communities in addition to the
remote rural communities, in which many of the employees
of South African operations live. The various foundations
derive their funds from contributions by their regional
operations according to a formula based upon 0.5 per cent of pre-tax profits and R3.00/US$1.00/A$1.00 for each ounce of

GOLD FIELDS LIMITED ANNUAL REPORT 2006
Table: Gold Fields Foundation (South Africa) Contribution Statistics F2000 – F2006 Rmillion (actual spend)
2006 2005 2004 2003 2002 2001 2000
Education 2.4 2.4 7.0 10.0 4.8 4.9 5.6
Community
development
1.9 1.0 1.9 3.0 1.6 3.8 3.7
Environment 0.1 0.2 0.1 0.5 0.4 0.6 1.3
Health 3.0 3.7 1.2 0.7 7.6 1.7 1.2
Total 7.4 7.3 10.2 14.2 7.4 11.0 11.8
gold produced in South Africa, Ghana and Australia,
respectively. In addition, the management and trustees of the individual foundations may decide to source further funds not exceeding 20 per cent of the foundation’s total revenue from company or partner sources. Furthermore, the Gold Fields
Ghana Foundation also sources funds from its key
contractors based on formulas that reflect the level of their business with GF Ghana. During F2006, Caterpillar, Shell,
Sandvick and Metago contributed to the Foundation for
specific projects.
South Africa
Since its inception in 1982, the Gold Fields Foundation has
disbursed in excess of R179 million. During the year under
review, The Gold Fields Foundation continued to fund projects in the areas of Education, Community Development, Environment,
Local Economic Devlopment and Health, committing
R17,8 million. Notable among these were support for the
African Medical Mission where we assisted with the funding for the Bedford Orthopaedic Hospital Doctors’ Accommodation,
and funding for the Eastern Cape Blind Prevention Programme
and the Legal Resources Centre. The Foundation also
contributed R2,3 million towards upgrading the Gold Fields
Nursing College which as part of the Gold Fields Business
Leadership Academy (see Human Resources) trains nursing
staff for the broader sector. Through the Foundation we also support the work of the National Business Initiative, the WWF
South Africa, and the South African Institute of Race Relations.
In our ongoing partnership with TEBA Development, the
Foundation committed R4,0 million during F2006, to improve
further the quality of life of communities in our key historical labour providing areas: Lesotho, Mozambique and the Eastern
Cape. An additional R3,4 million went towards funding home-
based care of former mineworkers in these regions.
In Lesotho, the three-year Mafeteng Livestock Project,
designed to increase the returns to farmers owning livestock, came to an end. Through targeted mentoring, the participants
(2,228 farmers with more than 237,000 sheep and goats) were
able to achieve a 50 per cent increase in the yield and quality of wool per sheep which manifested in better prices and a
reduction in lamb mortality. While the funding committment
has come to an end, TEBA Development continues to monitor
the participants’ progress. By creating better communication between the livestock owners and commercial suppliers and
customers, the project is calculated to have added over
R9,0 million to the income of the participants over a three-
year period.
In the Eastern Cape, the Ukhahlamba and Ntabankulu District
Development Projects reached 11,000 farmers owning nearly
500,000 head of livestock. Both projects are located in poverty nodes of the Eastern Cape, the most under-resourced areas in
South Africa. Targeted mentoring was provided to farmers in a variety of livestock care skills, such as dosing, immunisation, and primary veterinary care. In both cases, subsequent
monitoring indicated substantial drops in animal mortality rates and a reduction rate of up to 50 per cent in the costs of livestock care for the owners.
We believe that this approach, where participants paid for all inputs such as veterinary medicines, was critical for the
farmers to take ownership of the new methods, and will work
with TEBA Development in the future to replicate this success.
During F2005, Gold Fields implemented a project for
107 former employees with spinal injuries living in rural areas to ensure that they would receive regular home visits,
occupational therapy, mobility support and the provision of
basic services, including water sanitation and modifications to their homes to facilitate wheelchair access. A budget of
R3,2 million was approved for this purpose and by the end of
F2006, the necessary infrastructure had been provided for 50 of these former employees. Due to the remoteness of many of the locations, it was necessary to overcome a number of logistical challenges to install the special prefabricated toilets, which often had to be transported over very difficult terrain by ox-
wagon or donkey. We plan to complete the construction for the infrastructure of the remaining 57 people by the end of F2007.

SUSTAINABLE DEVELOPMENT (continued)
CASE STUDY
THE Gold Fields Environmental Education unit at Rhodes University-
an enduring partnership to build capacity at regional level
In the 1980s, Gold Fields together with the World Wide Fund for Nature (WWF), supported the establishment of a network of environmental education centres in South Africa. This support initially focused on the construction of these centres. However, in 1991, Gold Fields funded a workshop for the staff of the centres where it was decided that a more substantial training programme was needed to strengthen environmental education amongst professionals in South Africa in general. Rhodes University, together with other key partners such as the Wildlife and Environment
Society of South Africa (WESSA) and the Environmental Education Association of Southern Africa, collaborated in the development of a course for environmental education professionals. The first Gold Fields Participatory Certificate
Course in Environmental Education was run at Rhodes University in 1992.
From 1992, more than 50 participants per year attended the core course. Key to the success was the hands-on programme and its focus on building a national network of professionals. All assignments and activities are workplace-based, and make direct contributions to the objectives and outputs required in the workplace. This made it a popular option for employers.
Within a few years, Gold Fields recognised the potential of the course to make an impact at the national level and moved beyond only funding the course itself. By 1996/1997, the Group took over the funding of a core support structure for the service expansion of this product, the Gold Fields Environmental Education Service Centre (GFEESC).
A key function of GFEESC was to provide support to the expanding network of courses and over the years, it also made a series of significant contributions at the national and regional level:
• It played a central role in the Environmental Education Curriculum Initiative (also funded by Gold Fields). This participatory policy and curriculum initiative was responsible for ensuring that South Africa’s National Curriculum has included an environment and sustainable development focus. Longer term outcomes of this early Gold Fields investment are that every learner in South Africa’s schools (about 6 million learners) will receive environmental education in the context of the eight Learning Areas.
• It has “fed in” to the design and development of the Rhodes University Investec Business School MBA Programme,
which now offers 60 credits in environmental management and sustainable development practice in business.
• It has also been a key partner to the SADC Regional Environmental Education Programme, which supports environmental education in 14 southern African countries and has influenced the design of a wide range of other courses in southern Africa such as the Malawi College of Fisheries Curriculum.
• It is currently providing support to a ministerial initiative to develop guidelines for education for sustainable development for the United Nations Decade on Education for Sustainable Development, a first for Africa!
In the 14 years since 1992, 1 526 environmental education professionals have received Rhodes University/Gold Fields
Certificates in Environmental Education. About 60 per cent of these are South African, and the rest coming from
Zimbabwe, Swaziland, Zambia, Namibia, Lesotho and other southern African countries. Over the years, about 80 per cent of the participants have come from the public and NGO sectors with the remaining 20 per cent from the private sector.
By 2005, the Gold Fields Participatory Certificate Course had also become a regular offering in Zimbabwe, Swaziland,
Namibia and Zambia.
In 2005, Rhodes University took over staff costs associated with the GFEESC, but Gold Fields continues to fund the
“flagship programme” – the Rhodes University Participatory Certificate Course. In addition, the company joined Murray
& Roberts with both donating R1 million towards the establishment of an Environmental Education & Sustainability
Scholarship Trust Fund. This will provide scholarships for students studying environmental education at Rhodes
University, and helps to provide for the longer term sustainability of the programme. The Gold Fields Participatory
Certificate Courses remain over-subscribed and every year applicants not being able to be accommodated in this popular programme that has created much needed capacity in Southern Africa, are turned away.

GOLD FIELDS LIMITED ANNUAL REPORT 2006
SEED: Integrated Community Development in Ghana
The more than 20-year operational life of our Gold Fields
Ghana (GFG) operations provides a window of opportunity to
participate in the development of host communities to ensure that after mine closure the degree of economic and social
dependence on mining has been reduced and that a range of
sustainable, viable income generating options will remain.
Up to 2001, much of our community investment work was
done on an ad hoc basis and was not adequately informed by
community needs and input. This was largely remedied in
2002 when the Community Relations Department and the
Gold Fields Ghana Foundation were established. Each mine
set up a Community Consultative Committee as the formal
structure through which to interact regularly with its local stakeholders. However, we failed to fully appreciate the
capacity constraints of the local government and community
to implement the first series of projects funded by the
Foundation. Until 2004, the bulk of these projects were
classrooms, clinic and other community infrastructure
construction. This was supported by a pilot livelihood
programme aimed at developing local fish, goat, sheep, snail and pig farming.
By 2004, the ongoing interaction had revealed that our
approach was still too reactive. More significantly, project prioritisation was too heavily influenced by community
agitation, rather than common development needs. As a
result, the stakeholder engagement process was restructured
and we formalised a five-year sustainable community
development programme for our primary stakeholder
communities known as “SEED” (Sustainable Community
Empowerment and Economic Development Programme)
that will guide activities from F2006 until F2010.
To ensure sustainability and community ownership of the
programme, SEED will be driven via the Primary Stakeholder
Community Committees, with whom we interact at least
monthly, and which are designed for the individual, primary
communities to articulate their specific issues and concerns thus removing the competition between communities from
the proceedings of the Tarkwa and Damang Mine Community
Consultative Committees. Prior to agreeing to specific
projects we consult with all stakeholders, including the
communities themselves, through existing formal consul-
tative committee structures, the District Assembly (and its
sub-structures), the Ghana Health Service, the Ghana
Education Service, the Ghana Community Water and
Sanitation Agency and Ministry of Agriculture. In this manner,
GFG ensures that its development projects are in alignment
with the expressed needs and views of the primary
stakeholder communities and the development plans
outlined by various government authorities.
Specifically, the goal of the SEED programme is to improve
the livelihoods and the quality of life of 30,000 men, women and children by 2010. It will do so in three ways: Firstly, by increasing the income and economic opportunities of 4,000
households in the 16 primary GFG stakeholder communities
through increased cash and food crop production, value
addition and processing as well as the creation and
expansion of small and medium enterprises. Secondly, by
improving the level of education and livelihood skills of 5,000 youth and adults. residing in the 16 primary stakeholder
communities, by placing them in vocational and technical
school programmes, through a scholarship programme, and
an industrial training and apprenticeship programme for
trades related to the mining industry. Thirdly, by increasing the sustainability of SEED interventions for long-term results through the identification and development of larger ventures using redundant mining land and infrastructure and
designed to mitigate some of the negative employment
impacts of eventual mine closure, through the creation
of larger ventures using redundant mining land and infra-
structure. To assist with this vision, GFG has established
partnerships with USAID, DFID, Care, the FAO, and the
WHO for development projects to date. Opportunities
Industrialisation Centres (OICI), a leading development NGO
with over 30 years’ experience in Ghana, is GFG’s partner in the implementation of the SEED programme.
As a result of the SEED process, the projects for F2006 have shifted to early childhood development centres, toilets and
teacher accommodation for existing schools, all of which are key components in ensuring the sustainability of educational and medical infrastructure. All projects avoid ongoing
dependence on the mine and maximise the active
assumption of responsibility by other stakeholders by
requiring the land on which the structures are built to be
provided by the community in consultation with government.
Once construction has been completed, the Foundation
ceases to have responsibility for the operation and
maintenance of the facility. Neglect of the infrastructure
will be avoided through upfront and firm commitments
from authorities and benefiting communities, to maintain
the facilities.
As part of SEED, the company also continued to invest in the assessment and feasibility of a range of potentially large-
scale agri-business opportunities that could provide more
formal employment in a post-mining setting. The oil palm
investigation mentioned in F2005, is being subjected to a
Bankable Feasibility Study and we will report more when the
results are known in F2007. So far nothing has emerged that
would lead us to review our belief that the project has
excellent potential to make a substantial contribution to counter the negative economic impacts of mine closure. GFG is already providing assistance under SEED to small-scale farmers for the establishment of oil palm as a cash crop and a component of
alternative livelihood programmes in primary stakeholder
communities, which will complement this new effort.

SUSTAINABLE DEVELOPMENT (continued)
Conceptual feasibility studies during F2006 confirmed that the opportunity for the development of large-scale fish farming in the hundreds of hectares of water bodies created by Gold Fields and other gold mining companies in the area. These water
bodies can be transformed into productive resources for
aquaculture and fisheries, as they are successively decom-
missioned from gold mining. Foreseeing a potentially important long-term opportunity for the local population, Gold Fields
partnered with the Ghana Ministry of Fisheries, the Food and
Agriculture Organisation of the United Nations (FAO) and the
WorldFish Centre to further study the potential for aquaculture in decommissioned mine facilities. The results of this study will be known in F2007.
Finally, Gold Fields management chose during F2006, to fund
the Ghana national soccer team – the Black Stars – with a
donation of US$1 million over the next three years. The scale of the contribution was initially received poorly by sections of our workforce, who feared that donating these funds would
negatively affect their future increases and reduce the amounts available for community development. Through our various
engagement mechanisms, the company explained that this
contribution would not impact negatively on either, but was
designed instead to make an impact at a national level. We are pleased to report that the performance of the Ghanaian team
ensured countrywide exposure for the Gold Fields brand, with enthusiastic Gold Fields employees being very visible among
the supporters.
Resettlement
Over the past years, communities and individuals have
been resettled at both Tarkwa and Damang to allow the
company to develop new open pit mining areas. This process
has been completed for the foreseeable future. These resettled communities form part of our primary stakeholder
communities with whom we continue to engage through our
primary stakeholder committees. As housing was provided to
each household of these resettled communities, their current development needs lie in the area of livelihood programmes
and training rather than for infrastructure. A monitoring
programme covering health, education, livelihood and other
social indicators, is an integral part of the SEED programme and the social and economic sustainability of these
communities will continue to be assessed.
Australia
At Gold Fields’ Australian operations, community develop-
ment is primarily affected by the remoteness and desert
setting of the area. In fact, the town of Kambalda is so
completely dependent upon the operation of two mines that its sustainability beyond the life of these two key operations (one of which is St Ives) is being questioned. This is not unique to
Kambalda, as the area has already been heavily impacted by
the scaling-down of neighbouring mining operations. Gold
Fields nevertheless remains committed to the long-term
sustainability of communities, where this is possible. The
company accepts that it is only one of the stakeholders and
therefore has sought to adjust CSI spend in a manner that
50 per cent of available funds are spent in any given year, with the remainder being set aside for future expenditure to create a more enduring legacy for the community following our
departure. Stakeholder engagement during F2006 suggested
that the company understanding of the communities was
inadequate and partly in response the Foundation manage-
ment was restructured to include two external board
members who each represent the Leinster/Agnew and the
Kambalda/St Ives communities. A key constraint on the
development of such communities is the lack of sports,
medical and educational infrastructure, but mindful of the
need to consider the sustainability of any investment in such infrastructure the company seeks to support infrastructure
projects that are supported by professional business feasibility plans. This does not, however, limit our ongoing support for such local schools and sporting groups, the Flying Doctor
service, and specific support for the local authorities seeking to extend the Northern Goldfields tourist route into the area around Agnew.
Beyond that, Gold Fields continues to support the Curtin
University programme aimed at encouraging students to
consider mining and mineral-processing careers, through site visits and contact with industry professionals. We also sponsor a number of scholarships at the Western Australia School of
Mines and offer them vacation and post-graduation employ-
ment opportunities. Funding for the Graham “Polly” Farmer
Foundation, that benefits aboriginal students with educational programmes and work experience, also continues.
A project, which we hope will assist us in determining issues around community sustainability, is our sponsorship of the
land-sailing championships which were held at Lake Lefroy in
F2006 and attracted about 100 competitors, primarily from
outside the gold fields . This event circulates between various venues on an annual basis, with Lake Lefroy being the only
salt lake venue (the others are in beach-based and mainly in
New Zealand). The aim of our support is to assist in the
promotion of an event that brings tourism to the Kambalda
area and the broader gold fields. In total, the tourism
impact will be in the order of 2,000 person/bed/nights with the
Kambalda community receiving the bulk of the business
opportunities. The local authorities have purchased six “land yachts” and are hoping to promote this activity as an ongoing tourist attraction.

GOLD FIELDS LIMITED ANNUAL REPORT 2006
Environment
Gold Fields has aligned its current ISO 14001 systems with the requirements of the new ISO 14001: 2004 standard, and has
received certification to the new standard. In essence, the
1996 ISO 14001 standard has been reviewed to align with
the review of the ISO 9001 standard. Improvements in the
standard include a much greater emphasis on physical
implementation of the management system requirements, a
more proactive approach to managing environmental issues
through requiring much more detailed root cause analysis in
non-conformities, and an emphasised requirement for the
organisation to comply with other environmental require-
ments that may be applicable to its activities.
During the year under review, all our sites operating the
ISO 14001 environmental management system had their
system re-certified in terms of the new ISO 140001: 2004
standard. The re-certification process, which takes the form of a certification audit, identified only minor non-conformances at the South African, Ghanaian and Australian operations. The following categories represent a summary of the non-
conformities issued during external ISO 14001 surveillance
audits at our operations in Ghana, South Africa, Australia and at our exploration offices:
• Environmental housekeeping standards are not in
accordance with specifications detailed in the Environmental
Management System
• Handling of hydrocarbons and waste disposal not in
accordance with procedural arrangements
• Environmental requirements not included in one contract
• Effective close-out of corrective actions not followed in a few cases
• Disinfection of water sources not undertaken in accordance with procedural arrangements
• Certain documents not numbered correctly or completed as
detailed in relevant procedures
• Documentation of root cause analysis not undertaken to a
sufficient level of detail
• Reporting of minor leaks being informal and not following
correct protocol
• One environmental aspect not identified
• Material Safety Data Sheets not available for a few chemicals
• Service dates for fire extinguishers having lapsed
• One chemical found that is not on the approved chemical
material list

SUSTAINABLE DEVELOPMENT (continued)
The above non-conformities were recorded as minor in their
extent and do not represent any significant environmental
impact. All were rectified and cleared out with the external auditing firm within six weeks of the audit.
Our exploration sites, the Cerro Corona Project and the newly acquired Choco 10 operation in Venezuela do not yet have
operational environmental management systems in place
that can be assessed for certification. Shortly after acquiring the operations, we commenced the process of revising their
systems to match the Gold Fields certified ISO 14001 standard
EMS. We believe that by the end of F2008 all sites, including the exploration sites we control, will have their environmental management systems certified to the ISO 14001: 2004
standard. As this occurs, we plan to improve the extent and
detail of our environmental data disclosure in line with our operational needs and stakeholder input.
Management Systems
The objective of the ISO 14001 Environmental Management
System (EMS) in place at our operations is to achieve
conformance with the Gold Fields Environmental Policy
Statement. The EMS includes a continuously updated
environmental risk identification process; definition of
responsibilities; comprehensive operational procedures;
incident reporting and environmental emergency response
mechanisms; inspection, monitoring environmental audit
protocols; communication processes; and management review.
The achievement and maintenance of legal compliance forms
a core part of that overall objective. In terms of the system, which seeks continued improvement, targets are set for
practically every workplace activity and resource utilisation at a business unit level. For this reason, the Group does not
publish global or regional environmental performance targets arising from its system.
A report on environmental issues is generated and submitted
to the operations committee of each site on a weekly basis. It contains summarised management information on the
status of environmental initiatives, projects, and stakeholder feedback, and sets out any environmental incidents that may
have occurred for the period under review.
Incident reporting is mandatory at all our operations as this is an indicator that our systems are functioning and generating data with integrity and creating appropriate rectifying or
remedial responses. Incident reporting thus forms part of the certified ISO 14001 Environmental Management System in
operation at all sites (except Cerro Corona, exploration sites and Choco 10).

GOLD FIELDS LIMITED ANNUAL REPORT 2006
With the re-certification of the Environmental Management
System from the ISO 14001: 1996 to 14000: 2004 version without major non-conformances, we expected the number of lower
level incidents to decline. The majority of the level 1, 2 and 3 incidents were water and tailings spillages. We view the
significant number of Level 1 and 2 incidents as evidence of the effectiveness of the Incident Reporting Protocol and its
acceptance by the majority of our permanent workforce, as well as our contractors. The same applies to the level 3 incidents.
To take account of the rapidly-changing environmental
legislative framework, the South African operations were
subjected to a detailed legal compliance review by a third party.
This review, which found the operations to be legally compliant in all material matters, also generated updated legal risk
registers that were incorporated into the ISO system.
The service provider remains contracted to ensure that agreed remedial actions designed to achieve full legal compliance are undertaken in accordance with management targets.
One area of previously reported non-conformance remains the
updating of water licences. In terms of the South Africa National
Water Act, the South Africa operations were required to re-apply for their water licences. All mines have submitted their
applications and while they await the issuing of the new
licences, they continue to operate under their old permit
conditions. Their right to do so as an interim measure has been confirmed in writing by the responsible regulator, the
Department of Water Affairs. It is not clear, at this stage, when
Incidents Statistics Trends: Table
Level F2006 F2005 F2004 F2003 F2002
1 802 1 174 1 222 565 112
2 71 129 208 144 59
3 4 3 2 4 7
4 0 0 0 0 3
5 0 0 0 0 0
The impact classification system, formally in place since 2002, classifies incidents from level 1 to 5 as follows:
Level 1 – incidents of minor non-compliance that result in no or negligible adverse environmental impact
Level 2 – incidents that result in short-term, limited and non-ongoing adverse environmental impact
Level 3 – incidents that result in ongoing, but limited environmental impact
Level 4 – incidents that result in medium-term environmental impact
Level 5 – incidents that result in long-term environmental impact this administrative constraint will be relieved by the issuing of the new licences. It is not unusual for South African mining companies, of whom only a minority have to date received the new water licences required by the new dispensation, to
operate under the terms of their old permits.
One of the difficulties in measuring the day-to-day value
of the ISO management system, is that an effective system
adds value mainly through behavioural change across the
workforce resulting in more controlled, safer behaviour
and better housekeeping. While this may not be easily
measured by conventional financial tools, we believe that
the systematic approach which does not limit implementation
of the system to environmental staff, makes a positive ongoing contribution to operational efficiencies, by formalising the way in which lessons are learnt from incident-remediation and
successful projects. Nevertheless, the continuous improve-
ment imperative of the ISO system has driven a number of
water-saving initiatives in our South African West Rand
operations despite these operations being in a water-surplus or water positive position. By seeking ways to conform to the objective set by the ISO system of reduced resource
consumption Driefontein mine during F2006, halved its per
unit water consumption from six tons of water per ton of rock mined to approximately three. The benefits of such reduced
water usage were reflected in an accompanying reduction in
energy consumption due to the reduced water pumping.
Compliance with management systems’ objectives also led to
the installation of timers on shower boilers which realised a saving of R35,000 per month. Similarly, it gave rise to novel

SUSTAINABLE DEVELOPMENT (continued)
approaches to gold recovery from existing waste streams
yielding additional gold recovery to the value of R250,000
for F2006.
At our opencast operations in Australia and Ghana, various
initiatives are under way to increase the efficiency of diesel consumption. All operations have improved their pipeline
monitoring which, in many cases, takes the form of daily walking inspection of pipelines which has, over time, reduced the loss of water from leakages. At present, we believe there are structural factors, such as the high electricity base load required by our deep level mines and the fuel consumption of the haulage
fleet of our opencast operations, that will limit the
opportunities for substantial continuing improvement of both water and energy efficiency. However, our systems’ objectives and continued improvement imperative will continue to
drive innovation for greater efficiencies and cost savings
where possible.
Environmental Training and Education
Environmental policies and the management systems that
give effect to them, are only as good as the staff that operate these systems. We believe that for our systems to work there must be no doubt in the minds of our staff that management
and the executive support their work, so that environmental
staff never find themselves in an us-versus-them situation
with regards to the rest of our workforce. Based on the formal executive support, environmental issues and the functioning
of the ISO 14001 system have been included as awareness
modules in all induction and refresher courses that workers
and contractors undergo on a regular basis. This heightens
their awareness as to what the ISO system does at our
operations and their role in making it work. Employees and
contractors have access to a free ISO toolkit at all times.
At the supervisory and specialist level, training is based on the operational control procedure in terms of which a supervisor undergoes specialist training with the assistance of the
environmental department. Together with the environmental
specialist, these supervisors then identify all individuals
working in a given area who require training to ensure that
they can fulfil their roles and responsibilities required by the
ISO system of the line function and working area. The
supervisor and the environmental specialists then jointly
ensure that ongoing or refresher training occurs as set out in the agreed training programme. In this way, modifications to procedures or standards can be communicated to all staff
members without significant disruptions to operations. To
ensure ongoing effectiveness, the internal audit department
has expanded its brief to include ongoing verification, through spot checks and targeted questioning, of an adequate
awareness and understanding of procedures and policies by
all staff members and on-site contractors.
These training activities are supplemented by regular
newsletters and news-briefs covering environmental
topics related to the workings and the objectives of the
management system.
Biodiversity
Our Ghanaian operations operate in an area where, for nearly a century, mining attracted many new arrivals to the region.
This places growing pressure on the environment and its
biodiversity. The highly prospective nature of the region is further demonstrated by the continued presence of artisanal
miners and increasing “frontier” settlements, all of which
impact negatively on biodiversity by their increased pressure on natural resources. Ever since Gold Fields began operating in Ghana, it has co-operated with the Wildlife Society of Ghana and maintained and enforced a strict policy against any trade in wildlife species (endangered or not) by our employee and
contractors. This includes a prohibition on the introduction of exotic species as pets. While there were no transgressions
against this policy during the year under review, there have been in the past, and Gold Fields maintains this policy to
minimise the indirect impacts such activities can have on the region’s biodiversity.
In South Africa, the Karst Management Committee, founded
by Gold Fields during F2005 for the purpose of preserving the ecological and social importance of the numerous cave
formations on the West Rand, explored a number of
partnership opportunities with groups concerned with bat
conservation. Virtually every bat species in southern Africa is on the endangered list and we have now established that the
caves are home to often substantial bat populations that are particularly susceptible to disturbances during the winter
months when they hibernate. The Karst Management
Committee, therefore, has begun improving access control at
the key caves in order to manage the balance between
opportunities for caving enthusiasts, and the very real needs of protecting the bat populations.
St Ives is a multi-pit operation with a non-continuous orebody.
This has, in the past, led the operation to conduct a series of geographically limited EIAs on its tenement. It firmly believes there are still more pits to be developed on the St Ives
tenement, and the company commissioned one of the largest
fauna and flora surveys ever conducted in the West Australian gold fields region. The decision to undertake this survey was taken in order to acquire a more robust scientific set of data with which to support individual future permits, rather than to continue relying on piecemeal surveys. As most fauna and
flora species are seasonal and cryptic, the survey was
conducted during both spring and autumn in order to note
flowering and seasonal animal movement activity. Although
the survey did not yield any new species, its findings have
significantly expanded the ranges of a number of plant and
animal species across the gold fields. A key finding confirmed and highlighted the salt lake margins as the most sensitive
ecosystem within the gold fields. This highlights the need for special measures to reduce any impact on this area. Such
comprehensive research not only provides more robust fauna
and flora information to support future permit applications, but also plays a significant role in guiding the management of the environmental impacts of exploration.

GOLD FIELDS LIMITED ANNUAL REPORT 2006
CASE STUDY
Far West Rand Dolomitic Water
Prior to the commencement of mining on the West Rand, the area, also known as the Gatsrand (the ridge of caves), was characterised by numerous caves and sinkholes caused by an extensive dolomitic formation which overlies the gold-bearing reef of the area. A series of dykes divide this dolomitic formation into compartments, of which the central three were extensively fractured by geological processes and thus very porous.
Gold miners working the reef below the three central compartments were obliged to pump out the water seeping from within the compartments into their workings, thus over time dewatering the dolomites in the three fractured compartments. Dolomites are particularly erodible by water movement and over time the dewatering of these compartments increased surface erosion and sinkhole formation.
Following a number of catastrophic sinkhole-related incidents in the 1960s entailing loss of life, the mining houses then operating on the West Rand voluntarily formed the Far West Rand Dolomitic Water Association (FWRDA) in 1964 to manage this risk. These included the mines that eventually became the Kloof and Driefontein operations, Blyvooruitzicht, Western
Areas and the mines that today comprise the AngloGold Ashanti operations on the West Rand.
Over time, the continued dewatering underneath the three and later other compartments affected surface water resources, causing some local springs to cease flowing, eventually affecting downstream farmers. As continued dewatering was essential for the ongoing mining of gold on the far West Rand, the Government potentially faced the choice of prohibiting either all surface-land use or underground mining on these compartments, either of which would have had severe economic consequences for the area. The FWRDA was, therefore, mandated to manage the sinkhole risk through a variety of surface water control measures aimed at preventing the formation of rain water ponds which would lead to increased water ingress into the fractured dolomites thus further eroding them. The Association also carried out so-called levelling surveys to detect and minimise early sinkhole formation, especially along roads. In addition, the FWRDA also compensated landowners for their loss of water by either providing them with alternative water, or purchasing their land and/or their water rights outright, where dewatering was shown to have directly caused the damages suffered by the owners.
By 1999, all claims relating to the loss of water linked to dewatering had been settled either through compensation or the purchase of affected land and water rights. Thus no further water-related claims can be levelled at the Association.
That left only claims relating to ground instability on land overlying the dewatered compartments where the cause of damage could be directly ascribed to dewatering.
Over the more than 40 years of its existence, the FWRDA, has fulfilled its mandate of protecting human safety and reducing conflict between the surface and underground land users of the region – agriculture and mining. It can look back with satisfaction on the fact that sinkhole formation has declined and that since the mid-1970s there have been no fatalities due to sinkhole formation.
Since 1964, the Association has purchased more than 26,000 hectares of land deemed potentially exposed to subsidence.
Properties of the Association deemed safe and stable for agricultural use, are leased out and managed by property management companies in consultation with the regulators, thereby generating a nominal return for the Association.
Today the FWRDA retains its focus on the remaining major risk areas for which it was created: the prevention of ground subsidence on the fractured dolomitic compartments. Contrary to the perceptions of some stakeholders, the
FWRDA cannot be considered to be an extension of the regional gold miners’ rehabilitation and closure activities.
Furthermore, the Association’s role, even under the new water dispensation, cannot be altered to manage ground water at a regional or catchment level. Such a shift in focus would require a change in the association’s mandate and potentially transform it into a catchment management authority. The Association’s members, including Gold Fields, believe that the regulation and catchment-based management of water resources should be undertaken by regulatory bodies in consultation with regional water users and stakeholders. To this end, Gold Fields is already actively supporting regional water forums and water-focussed action groups to support the separate establishment of a West Rand CMA as required under the National Water Act.

SUSTAINABLE DEVELOPMENT (continued)
Waste Management
Gold Fields does not produce, transport, import or export any waste categorised as “hazardous” under the terms of the Basel
Convention. Neither does the company make use of any outside source of waste material in the mining and concentrating of gold.
Those wastes classified as hazardous by South African,
Ghanaian or Australian legislation, such as oils, chemical
containers and medical waste continue to be disposed of
through registered third parties at disposal sites permitted for that purpose. This activity forms part of our ISO 14001
management system. The principal waste products by volume
are waste rock and tailings, which are generated as a by-
product of mining and the metallurgical extraction of gold from ore respectively. This material continues to be disposed of in permitted waste rock dumps and tailings storage facilities on the mine property. For underground safety roof support, the
company’s South African operations continue to use a small
percentage of the tailings generated as backfill underground.
Due to the presence of naturally occurring low levels of uranium in the orebody mined by South African gold mines, the National
Nuclear Regulator (NNR) monitors and audits the performance
standards, conditions and procedures associated with the
processing of ore and the depositing of tailings at tailings facilities. Although Gold Fields produces no uranium, it remains subject to, and has throughout F2006 complied with, all the
permit conditions of the NNR, which ensure occupational as
well as public safety.
Air Quality
Gold Fields’ operations are subject to differing air quality and/or dust control laws and regulations in their respective operating regions. While there have been no material changes that could affect the Australian or Ghanaian operations, September 2005 saw the introduction of the new Air Quality Act in South Africa.
While the previous legislation, which remains paritally in force, had imposed fixed limits on emissions for each site, this new
Act legislates ambient average concentrations measured at
specified intervals. Our initial assessment shows that we are substantially compliant with the new requirements. In
particular, our ongoing engagement with neighbours provides
us with an effective means of controlling dust that may not
affect our compliance, but creates a nuisance. Nonetheless, we have included the maintenance of this compliance in our
environmental management system and will review the
adequacy of our control measures over time.
Gold Fields has also initiated a programme designed to
allow it to benefit from the opportunities offered to
organisations implementing greenhouse gas reduction, or
cleaner development mechanism (CDM) projects. Initial
results are encouraging and we expect to report quantifiable achievements in F2007.
Cyanide Management
In November 2005, Gold Fields became a signatory to the
International Cyanide Management Code, which is a voluntary
industry initiative for companies using cyanide in the production of gold. Signatories to the Code commit formally to standards of practice in nine areas: cyanide production, the transport of cyanide to mine sites, the handling and storage of reagent
cyanide, on-site use and management of cyanide, the
decommissioning of facilities, worker safety, emergency
responses, training, and communication with the public. On
becoming a signatory, a company commits to implementing the
Code’s standards of practice and to having third-party
verification audits within three years of its initial application, and every three years thereafter, to determine whether its cyanide management is in line with Code principles and standards of
practice. During F2006, internal and external gap audits were conducted at Gold Fields’ operations, which suggested that the challenges associated with achieving compliance with the Code in all aspects were larger than originally anticipated. The audits indicate that some of the areas still requiring work include, cyanide supplier certification, contractor management, training and the development of procedures for the various non-
metallurgical disciplines involved in the implementation of the truly integrated approach that this Code demands.
Cerro Corona will not require a certification under the Code , as it will be producing a gold/copper concentrate for onward
transport to a smelter elsewhere in the world.
The text of the Code, the list of operations covered by signatory company applications along with implementation and
administrative documents can be found at www.cyanidecode.org.
Artisanal Miners
Artisanal or small-scale mining is a reality in developing
countries such as Ghana, where they provide a livelihood for about 300,000 people. Virtually all formal gold mines in Ghana are challenged by the presence of such small-scale operators on or around their mining leases, some predating the
establishment of the mine. The small-scale miners use of
mercury amalgam for the extraction of gold and their often
rudimentary technical skills, create considerable environ-
mental, health, and safety consequences. Gold Fields entered into a partnership with DFID during F2005, which seeks to
achieve a delicate balance between reducing the negative
impacts of small-scale mining without, in the process,
encouraging the further growth of such operations on mine
leases. Many of the small-scale miners are members of our
primary stakeholder communities and are, therefore, eligible to participate in the capacity-building and alternative livelihood programs of SEED which could assist them in developing more
sustainable, less high-impact livelihoods. Against this
background, the Damang operation has been able to relocate
small groups of artisanal miners from areas earmarked for
open-pit mining in an amicable manner, which bodes well for
future engagement with this group.

GOLD FIELDS LIMITED ANNUAL REPORT 2006
Over time, we hope to draw key lessons from our engagement
with Ghana’s artisanal miners to assist us in building
constructive relationships with artisanal miner groups in other developing country settings such as South America.
Mine Closure
At the end of F2006, the total closure cost for the Ghanaian operations was calculated over the life-of-mine period to
amount to US$21 million. For the Australian operations it
amounts to A$55 million, for the Venezuelan operations
US$5 million, and for the South African operations R976million.
The F2005 figures were US$23 million for Ghana, A$50 million for Australia, and R771 million for South Africa respectively.
We expect future changes to this total liability to originate primarily from mine or plant extensions, the introduction of new technologies or legislative requirements for closure in the
different jurisdictions.
During the year under review, a third party reviewed the closure estimate for the South African operations, inter alia, for
compliance with the requirements of the Minerals and
Petroleum Resources Development Act (MPRDA). In line with
their recommendations and input from our ongoing
collaboration with regulatory authorities, the total closure cost estimate was adjusted upward from R771 million in F2005 to
R976 million for F2006. This increase stems from an additional requirement by the regulator, contractor mobilisation, as well as a shift in rehabilitation approaches to tailings dams, which now recommend flatter slopes for greater rehabilitation sustain-
ability for South African operators. Gold Fields conducted a series of public meetings to communicate the effects of the
revised closure plans to adjacent land holders, municipalities and local regulators, and the input received will be integrated into the revised, more detailed closure plans by the second
quarter of 2007.
At our Ghanaian operations, the region’s prospective nature
also informs our approach to the rehabilitation of land disturbed by mining. Initial rehabilitation work sought to introduce a variety of flora species that would eventually restore a natural forest cover common to the area. However, some of this work
was negatively affected by new immigrants in the community
establishing informal food plots on newly rehabilitated land. If this is not addressed methodically over time, overall mine
closure could become more problematic. Rehabilitation work at both mines has now changed and subsequent to the reshaping
and contouring of mined-out land, productive species such as oil palm, timber and fruit plants (pineapple and banana) are being established to convert the land to productive community use, thus given residents a stake in the successful long-term establishment of vegetation and thus soil stability of the area.
The community is thus integrated into the eventual land usage plan that increases the likelihood of sustainable land
usage after mine closure. Guided in part by the feedback of
our stakeholder engagement and the objectives of the
SEED programme (see page 77), we will continue to allow the

SUSTAINABLE DEVELOPMENT (continued)
Total materials used, other than water, by type*
F2006
F2005
Cyanide
Driefontein
1,478
1,540
(tons)
Kloof
937
1,380
Beatrix
972
1,100
Tarkwa
9,750
10,300
Damang
1,969
2,030
St Ives
2,770
2,890
Agnew
646
600
Timber          Driefontein
43,204
45,100
(tons)
Kloof
55,735
39,900
Beatrix
43,259
46,100
Tarkwa
0
0
Damang
0
0
St Ives
0
0
Agnew
0
0
Blasting        Driefontein
1,042
1,400
agents           Kloof
1,415
1,300
(tons)
Beatrix
4,607
4,600
Tarkwa
28,556
23,000
Damang
2,044
1,300
St Ives
4,928
4,000
Agnew
4,13
1,7004
HCL             Driefontein
1,967
2,690
(tons)
Kloof
599
790
Beatrix
692
840
Tarkwa
1,444
1,100
Damang
232
200
St Ives
288
370
Agnew
140
150
Lime            Driefontein
7,580
7,600
(tons)
Kloof
4,916
9,100
Beatrix
3,033
3,900
Tarkwa
3,085
2,500
Damang
3,239
3,500
St Ives
9,786
18,300
Agnew
2,042
2,400
Cement        Driefontein
1,520
900
(tons)
Kloof
4,032
4,200
Beatrix
762
1,100
Tarkwa Excl
Contractors
64,507
72,100
Damang Excl
Contractors
23
13
St Ives
8,386
11,500
Agnew
2,051
2,400
Caustic         Driefontein
592
650
Soda             Kloof
176
510
(tons)
Beatrix
556
530
Tarkwa
619
300
Damang
347
330
St Ives
284
370
Agnew
297
280
agricultural use of certain sections of rehabilitated areas by the community. In this way, we hope to reduce pressure on as yet undisturbed land by the surrounding communities.
Environmental Data
The primary function of Gold Fields’ Environmental
Management System is to generate data for internal
management purposes, principal among which are continued
improvement, achievement of targets set by management, and
the maintenance of legal compliance. The data presented in the tables below provides a sample of the range of information
generated by this system and has been selected for its
materiality as well as disclosure in terms of the Global
Reporting Initiative (GRI) indicators. Regarding inclusions and exclusions, reference is made to the boundaries of the report section on page 53. All data is based on direct measurement or calculations based on empirical data using generally accepted methodologies.
The data for the underground South African operations will
reflect different resource consumption when compared to the
open-pit operations in Ghana and Australia. In South Africa, electricity provides the primary source of power required for the transportation of ore from the rock face to the processing
plants; in the opencast mines this is done with diesel-powered trucks. Open-pit mines also do not need timber for roof
support, as do the South African mines. They do, however, have a greater need for cement, which is an input for the heap leach operations. The other reagents used inside the plant vary in accordance with ore mineralogy.
In F2005, we reported on greenhouse gas emissions, NOx, SOx
and other significant air emissions. We are reviewing our data collection systems and will resume reporting this data when
we are in a position to reflect comparable data between
operations. We are also considering ways in which to normalise the reporting of all disclosed environmental data so as to
provide a better overall indication of progress and comparison between operations.
Awards
Following its awards of 2004, the Environmental Protection
Agency of Ghana again awarded Abosso Goldfields (Damang)
the “Most Environmentally Committed Company Award for
2005” at a ceremony held on 5 June 2006.
Fines and Legal Actions
During F2006, no money was paid by the company or its
operations in fines or penalties resulting from environmental transgressions. Neither were any environmentally-related legal actions brought against the company or its operations.
*unaudited figures

GOLD FIELDS LIMITED ANNUAL REPORT 2006
Greenhouse Gas Emissions*
F2006
F2005
CO2              Driefontein
Not reported
Not reported
(tons)
Kloof
Not reported
Not reported
Beatrix
17,520
18,000
Tarkwa
112,670
96,000
Damang
45,010
33,000
St Ives
993,427
160,000
Agnew
Not reported
64,000
Total Amount of Waste by Type and Destination*
F2006
F2005
Tailings to
Driefontein
6,592,996
6,534,000
dams             Kloof
3,681,623
5,128,000
(tons)
Beatrix
3,540,324
4,118,000
Tarkwa
4,686,966
3,190,000
Damang
5,327,955
5,215,000
St Ives
4,567,611
3,753,000
Agnew
3,161,159
1,170,000
Waste
Driefontein
319,783
385,000
rock to
Kloof
473,371
625,000
dump
Beatrix
731,738
722,000
Tarkwa
74,353,234
61,666,000
Damang
21,427,370
9,050,000
St Ives
17,028,304
20,360,000
Agnew
14,254,210
2,060,000
Direct Energy Used by Primary source*
F2006
F2005
Electricity      Driefontein
1,910,100
1,874,000
(MWh)
Kloof
1,887,032
1,766,000
Beatrix
931,533
953,000
Tarkwa
202,641
163,000
Damang
107,006
108,000
St Ives
187,037
148,000
Agnew
48,121
46,000
Electricity      Driefontein
6,876
6,740
(TJ)
Kloof
6,793
6,360
Beatrix
3,353
3,430
Tarkwa
729
590
Damang
385
380
St Ives
672
530
Agnew
173
160
Diesel           Driefontein
160
66
(TJ)
Kloof
110
113
Beatrix
44
66
Tarkwa
1,519
1,300
Damang
583
370
St Ives
654
825
Agnew
361
271
Direct Energy Used by Primary Source*
F2006
F2005
Petrol            Driefontein
9.42
10.2
(TJ)
Kloof
5.45
4.8
Beatrix
5.43
7.3
Tarkwa
0.5
0.7
Damang
0
0.0
St Ives
4.0
3.6
Agnew
0.35
0.3
LPG (TJ)
Driefontein
4.2
3.87
Kloof
3.2
2.4
Beatrix
0
0
Tarkwa
6.1
5.1
Damang
80.3
112.0
St Ives
39.1
37.6
Agnew
21.7
15.5
Total Water Use*
F2006
F2005
Total             Driefontein
17,450,000
18,200,000
water
Kloof
23,862,289
25,500,000
withdrawal
Beatrix
13,204,645
15,100,000
(m3)
Tarkwa
2,539,527
5,200,000
Damang
673,439
800,000
St Ives
3,213,848
3,600,000
Agnew
2,128,000
2,100,000
*Unaudited figures
TJ = Tetrajoules

SUSTAINABLE DEVELOPMENT (continued)
Economic Contribution
The challenges of sustainable development require Gold Fields to consider its financial performance more broadly than the
traditional financial indicators and shareholder returns. We recognise that our total economic contribution comprises direct and indirect impacts. Direct impacts are best described as the conventional financial indicators that measure the monetary
flows between the organisation and its material stakeholders.
Indirect impacts are the intangible benefits that do not appear in our financial statements, but flow from commercial interactions with suppliers, the payment of wages, and the secondary effects that mine development brings for other businesses. Our growth strategy remains to achieve a 50:50 split between South African and international production by 2009, thereby building a bigger footprint and balancing our portfolio to reduce technical, product and geographical risk.
Gold Fields employed 54,758 people globally (including
full-time contractors) and their earnings contribute directly to their local economies. Our total wages and salaries (including all age-related costs such as pension and medical aid) amounted to
R4,2 billion. Our procurement spend on supplies and services amounted to R2,5 billion with R1,5 billion being spent in South
Africa, and R1 billion internationally. Our procurement spend and wage bill provides a market for a number of small, medium and large businesses who, in turn, provide employment to
thousands of other people. As our understanding of accepted
methodologies for calculating such indirect impacts improves, we will begin to quantify it in our reporting.
Our long-term commitment to the countries in which we
operate mines, makes us a reliable source of tax revenue.
In F2006, Gold Fields paid a total of R351 million in taxes and government royalties, R116 million in South Africa, R193 million in Ghana and R42 million in Australia.
South Africa Ghana Australia
Total employees 48,467 5,769 386
(Rm) (US$m) (A$m)
Net sales 8,909 3,175 2,413
Cost of materials
purchased                                  1,469
802 141
Total payroll and
benefits                                     3,426
192 135
Community
investment 17.7 1.67 0.575
Taxes paid 116 193 42
Investment in capital
expenditure                                    694
464 454
During F2006, R248 million (US$39 million) was spent on
exploration including both operational exploration expenditure and investments in exploration ventures to secure the future of our business. This represents an increase on the F2005 figures from R197 million or US$32 million.
Across our mining operations, we invested approximately
R1,6 billion (US$256 million) in capital expenditure to sustain the future of our existing operations. This includes the ongoing spend on building new long-life shafts in our South African
operations.
Our total expenditure on developing the skills of our people was R140 million of which R44 million was spent at the newly formed Gold Fields Business and Leadership Academy in
South Africa.
“Across our mining operations, we invested
approximately R1,6 billion (US$ 256 million) in
capital expenditure to sustain the future of our
existing operations”

GOLD FIELDS LIMITED ANNUAL REPORT 2006
Human Resources
Gold Fields remains a major international employer with
a total global workforce of 54,758 including full-time
contractors. It provides direct permanent employment to over
48,467 permanent employees (including 5,698 contractors) in
South Africa, 5,769 (including 2,350 contractors) in Ghana,
386 in Australia, with a further 136 (including 47 temporary staff and contractors) active in project development and
exploration activities across the globe. Approximately 43 per cent of the South African workforce continues to be nationals from the surrounding countries, principally Lesotho and
Mozambique.
Employee Relations
In line with our Human Rights Policy, Gold Fields continues to engage with all representative unions among its global
workforce. As of the end of the financial year, Gold Fields’
South Africa Operations employed a total of 48,467 persons,
42,769 of whom were permanent and 5,698 were contract
employees. 78.2 per cent of the permanent employees are
members of one of three recognised trade unions –
approximately 69.2 per cent belong to the National Union of
Mineworkers (NUM), 6.1 per cent are members of the United
Association of South Africa (UASA) and 2.8 per cent belong to
Solidarity. Furthermore, the NUM is affiliated to COSATU,
the largest South African trade union federation. During
F2006, COSATU organised two days of political “stay-aways”,
which were adhered to by approximately 30 per cent of the
Gold Fields labourforce on each occasion. In addition, our
operations in line with the rest of the South African gold
mining sector experienced a four-day wage strike in
August 2005, which was resolved by agreement. In total,
approximately 1.4 per cent of working time was lost to strikes and political protest action at our South African operations.
Relations with organised labour have remained positive.
During the year, a number of collective agreements were
concluded in respect of wages, accommodation, healthcare,
year-end breaks, agency shops and the outsourcing of the IT
department.
Management and unions engage in a number of forums to
discuss policy in areas such as HIV/Aids, Adult Basic
Education and Training, accommodation, employment equity,
job grading and the social plan (job retention). Progress in these forums is monitored by a joint union/management
umbrella body, the “Gold Fields Plenary”. Constructive
engagement in these fields contributes positively to relations between management and organised labour.
The number of finalised dismissal-related disputes at South
African operations declined marginally from 265 to 258, 10 per cent of which were settled while in 95 per cent of the balance, findings were made in favour of the company.
In Ghana, just over 1 per cent of our full-time workforce
constitutes expatriates. 40 per cent of the workforce is
represented by the Ghana Mine Workers Union. Following the
conclusion of the annual wage negotiations in August 2005,
our Ghanaian operations experienced a work stoppage
involving 705 employees resulting in 1,199 lost shifts. This action was not sanctioned by the Ghana Mine Workers Union
and led to the replacement of the union branch leadership by ordinary members. In all the Ghanaian operations there was a total of 18 terminations due to dismissal or misconduct.
Our Australian operations and project development and
exploration offices did not experience any industrial actions.
However, one member of staff was dismissed in Australia.

SUSTAINABLE DEVELOPMENT (continued)
Table: Percentage Targets for HDSAs in South Africa
June June June June June June June
2006 2005 2004 2003 2002 2007 2008
Occupational category Actual Actual Actual Actual Actual Target Target
Senior management 26 15 16 14 8 30 40
Professionals 50 57 56 56 47 56 57
Technicians and associated
professionals
48 50 48 45 37 47 50
Clerks 97 96 96 97 96 95 94
Service and sales 96 96 96 97 99 96 96
Craft and related trades 50 57 55 53 44 52 53
Plant and machine operators 97 100 100 100 100 97 97
Workplace Equity and Diversity
Gold Fields’ human resources objective remains to attract,
develop and retain high quality people, and to develop their full potential and to reward them for their achievement,
commitment, innovation, teamwork and entrepreneurial
contributions. Against the background of the commodities
boom that continued to increase demand for skilled and
experienced people in the resources sector, Gold Fields has
initiated a number of projects and programmes to ensure
sustainable access to the range of qualified people that will help us sustain and grow our business.
At the South African operations, there is significant
congruence between the employee initiatives pursued by Gold
Fields and the requirements of the Mining Charter, with the
Charter providing the socio-economic context for these
initiatives. The Mining Charter and our agreements with
organised labour set specific goals in the areas of human
resource development, employment equity, migrant labour,
housing and employee living conditions. Despite increased
demand for skilled labour created by the commodities boom,
we remain confident of our ability to meet the challenging
goals within the timeframe stipulated by the Charter.
We have made steady progress in promoting diversity in the
workplace, with the aim of ensuring that our operations are
representative of the communities in which we operate. This
is especially relevant at our South African operations as we address the inequalities of the past and strive to create a
transformed Gold Fields that reﬂects South African
demographics.
“… we remain confident of our ability to meet the
challenging goals within the timeframe stipulated
by the South African Mining Charter.”

GOLD FIELDS LIMITED ANNUAL REPORT 2006

Management Profile by Race by Race in South Africa
600
500
400
300
200
0
White Black
2003             2004              2005            2006
Management Profile by Gender in South Africa
1 000
800
600
400
200
0
Male Female
2003            2004               2005            2006
The promulgation of the Minerals and Petroleum Resources
Development Act on 1 May 2004 gave rise to an increased
impetus to the representation of women in the Group. Each
operation has developed and continues to refine plans to
eliminate conditions militating against the employment of
women in core mining positions.
Our employment equity strategy in South Africa is to identify historically disadvantaged South Africans (HDSAs) with the
required potential and to purposefully prepare them for
appointment to management positions through structured
individual development programmes. At the South African
operations, significant HDSA representation in the C-band
augurs well for progressing such candidates to the next level.
During F2006, 88 per cent of bursaries, learnerships and skills programmes were awarded to HDSAs. 14 per cent of these
were awarded to women.
Champions allocated to each aspect of the Mining Charter
drive our Mining Charter strategies, as discussed with unions and associations in June 2004. The Transformation Manager
assists these champions when and where necessary. The vice
president and senior managers of each South African
operation or service organisation report progress on
transformation to the Transformation Steering Committee on a quarterly basis.
All our operations are committed to developing local
management. In Ghana, the localisation programme has
continued after the opportunity created in F2005 by the work changes at Tarkwa, which added 37 Ghanaians (F2004:
14 Ghanaians) to management positions. By the end of F2006,
the number had risen to 49.
At Damang, middle-management candidates were identified
to participate in the USB Management Development
Programme and the entire workforce was exposed to external
financing training through the “Finance for non-financial
managers” course.

SUSTAINABLE DEVELOPMENT (continued)
Securing Skills in a Competitive Market
During the year under review, the global commodities boom
increased demand for mining-related skills to the point where it had the potential to become one of the bottlenecks for Gold
Fields and the sustainability of individual operations. The gold mining sector, in particular, increasingly fell prey to poaching of skilled personnel because other sectors could afford to
pay higher salaries and improved employment packages,
compared to the gold sector with its recent history of depressed gold prices. With the development of new mining projects
across the developing world, some operations have begun to
experience a higher than normal labour turnover.
In Ghana, where we experienced 104 voluntary resignations, we have endeavoured to mitigate this by educating employees on
the benefits of their package structure and earnings compared to offers they might receive from other companies. We have also standardised supervisory training and development between
Tarkwa and Damang, and engaged with the Ghana Department
of Labour to access potential experienced replacement labour.
In order to maintain longer term access to key technical skills, we also maintain an apprentice scheme and continue to invest in the technical and managerial skills of local employees.
In Australia also, our efforts aimed at attracting and retaining staff is encountering difficulties. Here we have seen our own and the gold mining sector’s ability to compete for skilled labour drop relative to other, higher margin mining sectors. As a result, we have experienced a rise in staff turnover, which has reached a high 30 per cent at St Ives which was exceeded by the 60 per cent to 70 per cent experienced by contractors at the same
mine. Not only does this lead to increased recruitment and
engagement costs, but it gradually erodes institutional memory of site conditions, thereby hampering future productivity drives.
While staff turnover rates are high across the goldfields of West
Australia, we know that these figures are not in our interests.
The Australian tradition at remote sites is to operate a fly-in/fly-
out routine. This is also not helpful as the standard eight days on and six days off roster effectively requires two persons for each position. Agnew offers the opportunity of residential or fly-in/fly-
out alternatives, while St Ives is a purely residential mine.
Gold Fields recognises that, in the absence of a higher, stable gold price, it will be challenged to compete with some of the better packages. The company has therefore begun to explore
ways in which it can enhance staff development options and
non-remuneration benefits that will allow it to increase staff retention rates. These initiatives will be driven at a regional and
Group level.

GOLD FIELDS LIMITED ANNUAL REPORT 2006
CASE STUDY
T
The Gold Fields Business and Leadership Academy (GFBLA)
During the year under review, the global commodities boom increased demand for mining-related skills to the point where it had the potential to become one of the bottlenecks for Gold Fields, and the sustainability of the whole mining sector. The gold mining sector, in particular, fell increasingly victim to the poaching of skilled personnel as other sectors, particularly the platinum miners, could afford to pay higher salaries and offer improved employment packages compared to the gold sector, with its recent history of depressed gold prices and a strong rand environment.
Beyond that, countries like Australia, Canada and the United States also looked to recruiting from South Africa as a means of addressing their acute mining and engineering skills shortage. Mindful that Gold Fields could not compete with some of the better packages, and of the disproportionate impact of the growing international demand on South
Africa’s mining-related skills base, Gold Fields’ executive management took the decision in November 2005, to optimise our training resources by consolidating them under a single management structure, capable of serving as a leading service provider for not only Gold Fields, but the South African mining industry in general.
To this end, Gold Fields integrated the well-known Gold Fields Academy, all its mine-based training, education development and leadership facilities, as well as the Gold Fields Nursing College, into a single institution offering a holistic approach to the Group’s education, training and development needs. To underscore the importance of this initiative, Mike Prinsloo, former head of South African operations and Gold Fields executive vice-president, was appointed as chief executive officer of the new Gold Fields Business Leadership Academy (GFBLA), while Ian Cockerill assumed the position of chairperson. With Gold Fields as its anchor client, the GFBLA will operate as an independent, commercially orientated, business entity. The GFBLA business plan is premised on the assumption that poaching will continue to impact the gold mining sector as well as the national skills base, and will increase the challenge of meeting the transformation imperatives of the Mining Charter. As a result, there is a need to train more than Gold
Fields’ immediate staff requirements to ensure a sustainable complement of skills capable of replacing the losses of skilled personnel in the sector.
Recognising that the Mining Charter sets HDSA targets that will be challenging to meet using traditional educational and career models, the GFBLA is also using the experience gained by the various constituent training centres over more than 40 years to support the implementation of new and improved training material, methodologies and technology-based models to help fast-track the learning process. Prinsloo and his team are implementing a strategy to support Gold Fields’ various operations in their quest to achieve a 10 per cent productivity improvement per year and to do so without compromising the company health and safety objectives, while complying fully with the social and economic objectives of the Mining Charter.
“The Gold Fields Business and Leadership
Academy is aimed at not only being a leading service
provider to Gold Fields but the South African
mining industry in general”

SUSTAINABLE DEVELOPMENT (continued)
Procurement
The Gold Fields BEE Procurement Policy was adopted in 2003
when HDSA procurement stood at 9.7 per cent. Since then,
we have striven to increase this percentage, mindful of the
reality that this effort, in order to be sustainable, must be commercially driven and that considerations such as quality, cost, reliability, occupational health and safety standards must remain essential requirements for suppliers to the Group. In terms of the policy, Gold Fields employ formal selection and screening criteria to ensure authenticity of suppliers’
information. It has also partnered with the South African Mining
Preferential Procurement Forum (SAMPPF) to assist in the
accreditation of suppliers inter alia, through external audits.
The Group is also actively investigating suppliers to guard
against the risk of fronting, and reports of Gold Fields’ security screening investigations are considered by our vendor selection committee. By the end of F2006, the HDSA-spend stood at 35
per cent (R87 million) of total working cost and capital materials spend. We have a 30-day payment policy in place, which is
substantially adhered to. Adherence to such payment terms is critical if we are to grow the list of SMMEs on our supplier base.
In specific cases we engage with HDSA SMMEs concerning
shorter payment terms for fixed periods of time. In terms of the
Mining Charter, we plan to have more than 40 per cent of our working cost and capital materials spend provided by
accredited HDSA suppliers.
Accommodation and Nutrition
In South Africa, Gold Fields continues to provide single
accommodation and catering to some 28,000 employees, the
majority of whom are migrant workers. During F2005, Gold
Fields initiated a series of single accommodation upgrades and conversions at a cost of R18,5 million. This will continue until
2013 when 100 per cent of our workforce have a choice with
regards to the type of accommodation option.
In previous years, Gold Fields reported on a number of housing initiatives aimed at increasing the accommodation options of its staff and to pursue its de-densification strategy. Based on
feedback from unions and regulators who identified economies of scale as a major bottleneck, we have revisited various
assumptions underpinning these initiatives and are in the
process of restructuring them as part of a greater sector-wide collaborative effort. These will be linked in with our broader staff retention incentive scheme, and we will report material progress in this area during F2007.
During F2006, menu-engineering was completely revised and
aligned with government nutritional information requirements.
Using tasting panels and the input of a full-time dietician, menus were changed to achieve a better balance between
proteins, carbohydrates and vitamins. Menu-development was
also formally linked to the employee wellness programme.
Kitchen staff were trained to reduce wastage, improve food
handling and storage and to adjust their cooking to better
preserve vitamins while cooking large amounts of food for large numbers of people. The dietician will continue to monitor the effectiveness of these measures and make recommendations
for continued improvement on an ongoing basis.
CASE STUDY

The Gold Fields Business and Leadership
Th

A
Academy (GFBLA) (continued)
All levels of training and assessment are catered for
from induction to refresher training, to technical
skills programmes, performance management,
competence development systems, and team
mobilisation. The Academy has been fully accredited
by the South African Mines Qualification Authority
(MQA) and has ISO 9001/2000 certification. It also
has programme approval from a number of SETAs
in sectors with mining industry linkages. The GFBLA
will also make use of e-learning and will draw upon
its extensive network and growing formal alliances
among reputable service providers and subject
matter experts.
The GFBLA business model is, however, not
aiming at competing with universities, colleges and
technikons, but will rather fill the gaps between
school and tertiary education, providing the
practical side of education that allows the learner
to benefit from the experiences gained at the rock
face. Training is currently offered at GFBLA sites on
the Witwatersrand, Carletonville and Virginia area,
or at clients’ sites. There are plans to establish
additional facilities in the mining hubs of
Rustenburg, Welkom and Klerksdorp. Within its
first year of operation, the GFBLA has already
succeeded in securing some large non-Gold Fields
contracts from local government, public utility
companies, the petrochemicals industry, other
gold mining companies, and a range of contractor
companies servicing the industry. The GFBLA has
also successfully engaged with the Executive of the
Joint Initiative on Priority Skills Acquisition (JIPSA)
on the Academy’s ability and willingness to place
increased numbers of engineering learners on its
accredited programmes. Gold Fields is, therefore,
confident of the GFBLA economic sustainability.

2006 2005
% R’million % R’million
Value added
Turnover 14,604.7 11,756.3
Cost of materials and services 6,569.5 6,167.0
Value added by operations 94.2 8,035.2 90.4 5,589.3
Realised and unrealised gain on financial instruments -0.3 (24.0) 5.6 344.0
Profit on sale of investments 0.5 40.3 0.8 50.3
Profit on sale of exploration rights 0.0 – 0.8 46.6
Profit on sale of assets 0.3 23.6 0.0 –
Other income 5.4 457.5 2.5 152.4
100.0 8,532.6 100 6,182.6
Employees
Salaries, wages and other benefits 51.3 4,379.5 63.1 3,901.0
Providers of capital 5.4 456.7 7.2 443.4
Dividends paid to shareholders 4.6 394.5 5.6 344.5
Finance cost 0.7 62.2 1.6 98.9
Government
Taxation (provided) 6.8 578.2 4.2 262.1
Re-invested in the Group 36.5 3,118.2 24.7 1,524.1
Amortisation and depreciation 18.0 1,536.0 24.4 1,512.1
Impairment of assets 0.0 – 4.2 260.9
Deferred taxation 4.2 360.6 -2.6 (160.6)
Minority shareholders’ interest 2.7 227.5 2.1 128.5
Retained earnings for the year 11.7 994.1 -2.7 (164.8)
100.0 8,532.6 100.0 6,182.6
GROUP VALUE ADDED STATEMENT
for the year ended 30 June 2006

RISK MANAGEMENT
Gold Fields’ approach to risk management continues to be
guided by its Group Risk Policy which can be found on the
Goldfields website www.goldfields.co.za. In short, the policy requires consistent and systematic risk assessment and
reporting procedures across the Group.
During F2006, the risk management structures, system and
capacity were expanded to reflect the increasingly globalised nature of the Group’s operations. This should result in a
broader development of a risk management culture at all
levels of the Group’s operations. With the support of the audit committee and the board, the process which generates the
risk register, was changed to focus more on the role of the
individual operations in the identification of operational and strategic risks, which require management and mitigation
strategies. Operations now review their risk register at least twice a year, although some, depending how site manage-
ment sees the process, do so on a quarterly basis. Operational management is then required to integrate the identified
risks into their strategic planning sessions and their control programmes, and to report on the management and
mitigation strategies of identified key risks to regional and corporate management. The updated site risk registers are
then collated at corporate level and the key South African and international risks prioritised.
In Venezuela, Choco 10 mine has begun the process of
developing its own risk identification and management system

The Group also takes an active role in strengthening global
demand for, and use of, gold through its activities in the
World Gold Council.
•
Competitor/Third Party Actions
Like any business, the Group is exposed to the actions of
competitor organisations which may adversely affect its
ability to do business through, for example, a third party
acquiring a strategic position in other gold mining and gold mining-related organisations that can affect the
competitive position of the Group within the gold mining
sector. To mitigate such exposure, the Group operates an
acquisition and competitor information system designed to
provide timely information concerning the plans and
capabilities of gold sector operators. In addition, the Group continues, through its investor relations and stakeholder
engagement strategy, to build industry and sector
relationships that should assist in the identification of
external threats at an early stage.
•
Political
Mining is exposed to unexpected changes in national
regulatory requirements such as the tax regime, the terms of royalty agreements, as well as levy and licence conditions.
Such uncertainties can have a material effect on overal
profitability and influence investment decisions in certain
regions. In addition, there are local, national and
international campaigns against mining activities and
specific forms of mining that could influence public
perceptions of the industry. These could include demands
from labour and other social demands. Gold Fields remains
particularly conscious of these dynamics and continues to
develop relationships and, where appropriate, enter into
mutually beneficial partnerships with governmental and
non-governmental stakeholders in each country where it
operates. Through its membership of various industry bodies
and transparent lobbying at national and international level, the Group further seeks to manage stakeholder expectations
and increase regulator understanding.
•
Human Resources
The ongoing global expansion of the resources sector has
reduced the availability of certain required skills with a
corresponding negative impact on productivity, the
maintenance of standards and employment costs. In
response to the aggressive actions of higher margin
operators in the resources sector, Gold Fields pursues a
multi-tier approach aimed at generating, attracting and
retaining skills. Accordingly, the Group restructured its
training infrastructure into the Gold Fields Business
Leadership Academy to provide an expanded, more diverse
training and skills development service to the Group and
during the second half of F2006, but is expected to have an
operational risk register guiding its strategic planning and control measures only during the course of F2007. As Cerro
Corona in Peru is currently under construction and will only be commissioned in 2007, risk assessments specific to the
construction phase were done and control measures put in
place. Prior to commissioning, the project will develop its own formal operational risk identification and management
process. The corporate risk management function supports
and streamlines this process at all levels.
The board, via the audit committee, is ultimately responsible for the overall system of risk management. Accordingly, it has overseen the aforementioned strengthening of the corporate
risk management function and continues to monitor
measures to mitigate existing risks and identify new risks on an ongoing basis.
Risk Mitigation Responses
During F2006, the risk assessment process continued to
highlight various key risks that could affect Gold Fields as it expands globally. In determining key risks, the Group utilises conventional risk assessment methodologies which consider,
inter alia, the severity of a risk, the probability of its occurrence and the effectiveness of control measures already in place.
There may be additional risks unknown to Gold Fields at the
time, and others that are currently considered immaterial, which could become material. These factors should they materialise could materially affect the Group’s results. All risk information contained in this section should be considered in conjunction with any forward-looking statements in this document.
•
Financial
As a gold producer, Gold Fields is subject to the volatility of the gold price and exchange rates. This volatility could
impact on the Group’s earnings, assets and cash flows.
Marginal operations and long-term investment decisions
relating to mine deepening projects are particularly
affected by such fluctuations. Rising labour costs,
commodity input costs and sourcing bottlenecks driven by
strong global demand for diesel, timber, tyres and certain
chemicals have also impacted on production costs and
could continue to do so in future. Gold Fields’ response to
these volatilities continues with the implementation of
Project 500 which comprises two projects aimed at
generating additional revenues, firstly through enhanced
productivity (Project 400) and, secondly, initiatives
designed to achieve considerable savings (Project 100,
Project 100+ and Project Beyond). Gold Fields also
continues to drive various initiatives seeking to reduce
supply chain costs through a range of initiatives through,
inter alia, improved strategic sourcing and the creation of
alliances with suppliers.

RISK MANAGEMENT (continued)
the wider sector. Mindful that many graduates are attracted
by a company’s operational ethics and sustainability
performance, we continue to ensure that cost-reduction
initiatives and productivity drives do not impair our ability to meet the high operational standards to which we are
committed in these areas. Finally, we seek to retain staff
through a range of programmes encompassing competitive
compensation models, career development opportunities
and mentorship schemes.
The Group’s South African operations are subject to the
Mining Charter and scorecard which seek to:
•   promote equitable access to South Africa’s mineral
resources for all people in South Africa;
•   expand opportunities for historically disadvantaged
South Africans (HDSAs); including women, to enter
the mining and minerals industry;
•   utilise the existing skills base for the empowerment
of HDSAs;
•   expand the skills base of HDSAs in order to serve the
community;
•   promote employment and the social and economic
welfare of mining communities and areas supplying
mining labour; and
•   promote beneficiation of South Africa’s mineral
commodities beyond mining and processing, to
include the production of consumer goods.
Gold Fields believes that it continues to make good
progress towards meeting the Charter requirements and
has many initiatives in place to ensure full compliance with the charter.
•
Health
The mining sector has long been subject to stringent
occupational health and safety laws and regulations that
are subject to change from time to time. While the Group’s
various operations have the necessary capacity to ensure
full compliance with these laws and regulations in the
various jurisdictions, and operate various programmes
and initiatives to meet them, changes in these laws and
regulations may result in additional costs.
In addition, the industry addresses various regional
healthcare challenges not linked to occupational health,
such as the HIV/Aids pandemic which is particularly severe
in southern Africa, and malaria which is prevalent in West
Africa. Such medical challenges, if unmanaged, could
adversely affect productivity, general medical cost and
absenteeism. Both are aggressively targeted with a strong
emphasis on employee and community involvement and
preventative educational initiatives. In addition, a preventative employee wellness programme is in place that is
complemented by a multi-tier HIV/Aids management
programme for employees affected by the disease.
•
Ore Reserves
Gold Fields’ operations face various uncertainties when
estimating ore reserves and delivering forecast grades due
to the inherently risky nature of mining. Reserve estimates
may change significantly over time as new information or
technology becomes available or when product price or
currency fluctuations may cause lower ore grades to
become uneconomic. Any significant restatement in the
ore reserve may impact on the company’s profitability and
cash flow over time. To manage this risk, Gold Fields
maintains access to world-class in-house and external
geological, mineral and resource management capacity.
This capacity has expanded over time to take account of
the increasingly diverse orebodies the company exploits,
with highly experienced staff familiar with diverse
geological settings, constantly monitoring pertinent
geological assumption changes.
•
Environmental and Social
The Group is subject to an ever-growing range of national
environmental laws, regulations and permit conditions
and high community expectations. Continued compliance
with evolving regulatory requirements and dynamic
community expectations holds the potential for increased
costs and/or potential litigation that could affect cash flow and earnings over time. Gold Fields’ response to these
risks is to resource its environmental and community
engagement structures adequately to enable them to
operate lawfully and maintain an open, constructive
relationship with its stakeholder communities. In addition,
the Group’s environmental management system is
operated and certified to the international ISO 14001: 2004
standard. The Group seeks to make its community
development projects and rehabilitation work more
sustainable through increased integration. Thus, many
rehabilitation efforts are aimed at simultaneously creating, inter alia, sustainable livelihoods.
•
Risk Financing
Overall insurance policy limits for F2005 were renewed at
similar levels in F2006. In response to its growing global
presence, the Group has appointed an insurance service
provider capable of servicing the Group’s insurance needs
on a national, regional and global level. A complete review
of the Group’s insurance programme will take place during
F2007, which may affect future levels of insurance. The
Group continues to insure on a standing charges only (fixed
cost) basis of business interruption cover in an effort to
contain costs. In the event of the Group suffering a major
loss, future earnings could be affected.

CORPORATE GOVERNANCE
Introduction
Since its inception, Gold Fields has been committed to
upholding sound principles of corporate governance in all its business dealings and in respect of all its stakeholders. As the focal point of the company's corporate governance system, all board members are expected to discharge their fiduciary
duties and responsibilities professionally and in accordance with the company's code of ethics, thereby upholding the
company's core values of integrity, transparency and
enterprise, enshrined in this code.
Gold Fields continues to endorse the principles contained in the South African Code of Corporate Practices and Conduct as
recommended in the Second King Report (“the 2002 King
Report”) and complies substantially and materially with its
provisions. Going forward, adherence to sound principles of
corporate governance is and will remain both a board and a
management priority.
The company’s shares are listed on JSE Limited (“the JSE”).
As such, the company is required to comply with the Listings
Requirements of the JSE, including those recommendations
of the 2002 King Report that have been codified in the Listings
Requirements (“the JSE Listings Requirements”). The shares
of the company also trade in the United States of America
(“USA”) on the New York Stock Exchange (“NYSE”) and are
registered with the United States Securities and Exchange
Commission (“SEC”). As such, the company is subject to the
disclosure, corporate governance and other requirements of
the NYSE, in so far as they relate to foreign private issuers such as Gold Fields, as well as with those provisions of the
Sarbanes-Oxley Act of 2002 which are applicable to foreign
private issuers.
Board of Directors
Gold Fields is governed by a unitary board which may not, in terms of its articles of association, comprise fewer than four nor more than 15 directors. In accordance with the company’s
articles of association, Mr J G Hopwood and Mr D M J Ncube
were appointed as non-executive directors of the company by
the board with effect from 15 February 2006. The credentials of both new board members were reviewed by the board prior to
their respective appointments and both have received induction material and information relevant to their obligations as
directors as well as the company’s history, activities, and
business. Following the sale by Norilsk Nickel of its shares in
Gold Fields, Mr S Stevanovich and Mr M A Sosnovski resigned
from the board with effect from 16 March 2006. Mr G R Parker and Mr B R van Rooyen also retired from the board with effect from 18 November 2005. Consequently, the board currently
comprises two executive directors and 11 non-executive
directors.
In accordance with the company’s articles of association and following the retirement of Mr C M T Thompson as director of the board with effect from 18 November 2005, Mr A J Wright
was appointed as the new chairman of the board with effect
from 18 November 2005.
The offices of the chairman and that of the chief executive
officer are separate from one another and are currently filled by an independent non-executive director (Mr A J Wright) and an executive director (Mr I D Cockerill), respectively.
In keeping with the recommendations of the 2002 King Report, the Gold Fields board comprises a significant majority of non-
executive directors of whom sufficient are independent of
management so that share owner interests (including minority interests) can be protected. These non-executive directors, each of whom is an experienced professional, make a significant
contribution to the board’s deliberations and decisions. Non-
executive directors do not receive any remuneration from the company for their services as directors other than the fees and the share options detailed in the Directors’ Report on pages 123 and 132 of this annual report.
The board reviews the status of its members on an ongoing
basis and, based on its deliberations, currently considers at least 10 of the current complement of 11 non-executive
directors to be independent, as defined in the JSE Listings
Requirements. The board therefore comprises a majority of
non-executive directors who are also independent.
In its deliberations, the board determined that Mr Sexwale
could not be categorised as independent by virtue of the
contractual arrangements in place between Gold Fields Group
members and Mvelaphanda Resources Limited and
Mvelaphanda Holdings (Proprietary) Limited (of which
Mr Sexwale is an executive chairman) which might, in certain circumstances, be significant enough to interfere with the
categorisation of this non-executive director as independent.
Details of the directors and their status as executive, non-
executive or independent appear on page 5 of this annual report.
The board regularly monitors and appraises its performance.

Board Charter
Gold Fields’ mission is to be a leading, value adding, globally diversified, precious metals producer through the responsible, sustainable and innovative development of quality assets.
The board of directors seeks to promote the pursuit of this
mission while upholding sound principles of corporate
governance, the interests of communities that it affects, re-
sponsible citizenship and the best interests of its shareholders.
Ultimately, the board seeks to create enduring shareholder
value in a responsible and ethical manner.
It seeks to pursue this mission in accordance with a formal
board charter. The charter, which is available on the Gold
Fields website (www.goldfields.co.za), articulates clearly and concisely, the objectives and responsibilities of the board. It recognises the desirability of having a board composed of a
majority of independent directors with the requisite skill mix and geographic background to meet the company’s evolving
needs in a collective way, ensuring a balance of power and
authority, such that no one individual has unfettered powers of decision-making.
As set out in its charter, the board’s responsibilities include:
•  determining the company’s code of ethics and conducting its own affairs in a professional manner, upholding the core
values of integrity, transparency and enterprise;
•  evaluating, determining and ensuring the implementation of corporate strategy and policy;
•  monitoring the performance of the company, including
operational performance and management performance
against the company’s strategic plans;
•  the overall system of risk management and monitoring risk exposures and controls;
•  developing and setting disclosure and reporting practices to best serve the needs of its shareholders;
•  regularly monitoring and appraising its own performance;
•  seeking to ensure ethical behaviour and compliance with
relevant laws, regulations, audit and accounting principles/
practices, the company’s own governing documents and code
of ethics; and
•  providing counsel and advice to the chief executive officer and his team on all critical and sensitive matters.
As the focal point of the company’s corporate governance
system, the board has put in place structures and processes
designed to support it in the fulfilment of its function, which structures and processes are monitored and reviewed for
effectiveness on an ongoing basis.
Each of the directors has unrestricted access to the advice
and services of the company secretary, to management and
company information, and is entitled to seek independent
professional advice at the company’s expense, in discharging his duties as a director.
Staggered Rotation of Directors
One-third of directors must retire from office at each annual general meeting of the company, with the first to retire being those appointed as additional members of the board during
the year, followed by the longest serving members. Retiring
directors are free to make themselves available for re-election and may, as such, be re-elected at the annual general meeting at which they retire.
Board Meeting and Attendance
The board is required to meet at least four times a year and regularly without its executive members. The board met on
10 occasions during the year under review. The record of
attendance by members of the board at such meetings is
contained in the table below.
No of meetings
Director name attended
A J Wright
9
I D Cockerill
10
N J Holland
10
G J Gerwel
6
J M McMahon
10
R L Pennant-Rea
10
P J Ryan
10
T M G Sexwale
10
C I von Christierson
9
K Ansah
10
A Grigorian
10
J G Hopwood
3
1
D M J Ncube
3
1
C M T Thompson
1
5
G R Parker
1
5
B R van Rooyen
1
5
M A Sosnoviski
2
4
S Stefanovich
2
9
1
These directors retired from the board with effect from 18 November 2005.
2
These directors resigned from the board with effect from 16 March 2006.
3
These directors joined the board with effect from 15 February 2006.
Board Committees
In accordance with its charter and in order to assist in the discharge of its duties, the board has established a number of standing committees composed entirely of non-executive
directors. These committees comprise the Nominating
and Governance Committee, the Audit Committee, the
Compensation Committee and the Safety, Health, Environment
and Community Committee, all of which operate in accordance
with written terms of reference, which terms of reference were approved by the board and are available on the company’s
website (www.goldfields.co.za) or from the company’s
secretarial office, on request.
CORPORATE GOVERNANCE (continued)

GOLD FIELDS LIMITED ANNUAL REPORT 2006
Each of the standing board committees is chaired by an
independent, non-executive director. Each such committee is
required to evaluate its own effectiveness and performance
from time to time, with the Nominating and Governance
Committee monitoring and reporting to the board periodically on such performance and effectiveness.
In view of the responsibilities of members of these committees beyond their functions as directors, each member is paid
remuneration in addition to the annual fee payable to directors, which remuneration is recommended by the board and requires
approval in advance by the shareholders of the company in
general meeting.
Nominating and Governance Committee
The Nominating and Governance Committee was reconstituted
on 18 November 2005. As recommended by the 2002 King
Report, the Nominating and Governance Committee is
chaired by the chairman of the company. The other
members of this committee are Dr P J Ryan, Dr A Grigorian,
and Mr R L Pennant-Rea. Its written terms of reference require this committee, inter alia, to:
•  develop the approach of the company to matters of corporate governance and make recommendations to the board with
respect to all such matters;
•  identify a successor to the chairperson and chief executive officer and make recommendations in this regard to the
board as a whole;
•  consider the mandates of board committees, the selection
and rotation of committee members and chairpersons as
well as the performance and effectiveness of each board
committee on an ongoing basis; and
•  evaluate the effectiveness of the board and its committees and management as a whole and report thereon to the board.
The JSE Listings Requirements stipulate that all members of
this committee are non-executive directors, of whom the
majority must be independent. As all the members of this
committee are independent non-executive directors, it exceeds the requirements set out in the JSE Listings Requirements.
The Nominating and Governance Committee met on four
occasions during the year under review. The record of
attendance by members at such meetings is contained in the
tables below.
Meetings prior to 18 November 2005 (old committee):
No of meetings
Director name attended
C M T Thompson 2
P J Ryan 2
T M G Sexwale 2
B R van Rooyen 2
Meetings after 18 November 2005 (new committee):
No of meetings
Director name attended
A J Wright 2
A Grigorian 2
R L Pennant-Rea 2
P J Ryan 2
Audit Committee
The Audit Committee was reconstituted on 18 November 2005.
The Audit Committee, as reconstituted, comprises
Mr J G Hopwood (Chairman), Professor G J Gerwel, Messrs
R L Pennant-Rea, K Ansah and J M McMahon, is required to
meet at least quarterly every year and to monitor and review:
•  the effectiveness of the Group’s information systems and
other systems of internal control;
•  the effectiveness of the internal audit function;
•  the reports of both the external and internal auditors;
•  the quarterly and annual reports and specifically the annual financial statements;
•  the annual report on Form 20-F filed with the SEC;
•  the accounting policies of the Group and any proposed
revisions thereto;
•  the external audit findings, reports and fees and the approval thereof; and
•  the compliance with applicable legislation, requirements of regulatory authorities and the company’s code of ethics.
All members of the Audit Committee are non-executive
directors, all of which are considered to be independent as
defined in the 2002 King Report. In addition, the majority of members is financially literate and has had sufficient financial experience to discharge their duties.
The internal and external auditors have unrestricted access to the Audit Committee and its chairman, ensuring that their
independence is in no way impaired.
The Group internal audit function is headed by the senior
manager, internal audit. The Audit Committee monitors,
supervises and evaluates the effectiveness of the internal audit function, which function reports to the chief executive officer but has access to both the board chairperson and the chairperson of the Audit Committee. The Audit Committee determines
the purpose, authority and responsibility of the internal audit function in an Internal Audit Charter, which charter has been approved by the Audit Committee. The Audit Committee has the authority to appoint and dismiss the head of the Group internal audit function.
The Audit Committee is required to approve all significant non-
audit relationships with the company’s independent auditor.

For the period under review, the Audit Committee has approved, and the company’s independent auditor has performed, the
following non-audit services: Sarbanes-Oxley Section 404
implementation assistance, accounting advice and taxation
services. In consideration for rendering these services, the company has paid the independent auditor an amount of
R2.86 million.
In addition, the Audit Committee is responsible for the oversight of the work of the independent auditor, and the independent
auditor reports directly to the Audit Committee.
The Audit Committee has adopted formal, written terms of
reference that were approved by the board. The Audit
Committee is of the opinion that it has satisfied its
responsibilities for the past financial year in compliance with such terms of reference.
The Audit Committee met on five occasions during the year
under review. The record of attendance by members at such
meetings is contained in the table below.
Compensation Committee
The Compensation Committee was reconstituted on
18 November 2005. The Compensation Committee, as
reconstituted, comprises Mr C I von Christierson (Chairman),
Messrs J M McMahon, D M J Ncube T M G Sexwale and
A J Wright and is required to meet at least twice a year.
As recommended in the 2002 King Report, the committee
comprises a majority of independent, non-executive directors and is chaired by an independent, non-executive director. This committee, which has adopted its own formal terms of
reference, has established and reviews, on an ongoing basis, the Group’s compensation philosophy, the terms and conditions of employment of executive directors and other executives,
including a short-term performance-linked bonus scheme and
a long-term share incentive scheme.
The terms and conditions of employment of both executive
directors are contained in written contracts of employment. The remuneration particulars of each contract are contained on
pages 128 to 129 of this annual report, with the Group’s
maximum exposure being limited to two years’ remuneration in the event either such executive director’s services are
terminated as a result of a take-over or merger.
The Compensation Committee met on eight occasions during
the year under review. The record of attendance by members at such meetings is contained in the table below.
102
CORPORATE GOVERNANCE (continued)
Meetings prior to 18 November 2005 (old committee):
No of meetings
Director name attended
A J Wright 3
G J Gerwel 1
R L Pennant-Rea 3
B R van Rooyen 3
C I von Christierson 3
Meetings after 18 November 2005 (new committee):
No of meetings
Director name attended
J G Hopwood 1
K Ansah 2
G J Gerwel 1
J M McMahon 2
R L Pennant-Rea 2
Meetings prior to 18 November 2005 (old committee):
No of meetings
Director name attended
P J Ryan 2
J M McMahon 2
G R Parker 2
C M T Thompson 2
A J Wright 2
Meetings after 18 November 2005 (new committee):
No of meetings
Director name attended
C I von Christierson 6
J M McMahon 5
D M J Ncube 2
T M G Sexwale 4
S Stefanovich (resigned 16 March 2006) 1
A J Wright 5

GOLD FIELDS LIMITED ANNUAL REPORT 2006
Safety, Health, Environment and
Community Committee
The Safety, Health, Environment and Community Committee
was reconstituted on 18 November 2005. The company is
committed to the achievement and maintenance of world-
class standards in the management of the health and safety
of its employees and the environment. As such, the Safety,
Health, Environment and Community Committee plays a
pivotal role in assisting the board in its oversight of the
effectiveness of the company’s environmental, health and
safety programmes and to keep the board informed in
regard to the company’s objectives, compliance with and
maintenance of standards in these areas. The committee
seeks also to minimise health, safety and mining-related
accidents within the Group, to ensure that the Group’s
operations are in compliance with all environmental
regulations, and has established a company policy in respect of HIV/Aids and health matters. This Committee has adopted
formal terms of reference and is required, in terms thereof, to meet at least twice a year. The committee, as reconstituted, comprises Dr P J Ryan (Chairman), Dr A Grigorian, Messrs
K Ansah, J G Hopwood and D M J Ncube and is therefore
made up of a majority of independent, non-executive
directors, as recommended by the 2002 King Report.
The Health, Safety and Environment Committee met on four
occasions during the year under review. The record of
attendance by members at such meetings is contained in the
table below.
Defence Committee
The special, ad hoc, Defence Committee which was established by the board to assist the board in determining and directing the company’s response to the hostile and unsolicited bid to acquire control of Gold Fields by Harmony Gold Mining Company
Limited, as reported in the last annual report, was dissolved following the successful defence by the company against the bid.
Executive Committee
The Gold Fields Executive Committee comprises two executive
directors and eight executive officers. The two executive
directors are the chief executive officer (Mr I D Cockerill), who chairs this committee, and the chief financial officer
(Mr N J Holland).
This committee is not a committee of the board, but is primarily responsible for implementing the board’s directives, meets
regularly to review Group performance and develops Group
strategy and policy proposals for consideration by the board.
In addition, and in support of the company’s commitment to a policy of fair, accurate and timeous disclosure of information to its stakeholders, the investment community and the public,
the Executive Committee of Gold Fields has been mandated
by the board to assist in the execution of the Group’s disclosure obligations. To this end, the Executive Committee has
formulated a series of guidelines on disclosure, which have
been disseminated throughout the Group. “Disclosure” is an
agenda item at each Executive Committee meeting and, in
order to facilitate the fulfilment by the committee of this
function, a disclosure co-ordinator has been appointed at each operation and in respect of each core discipline throughout
the Group.
The Executive Committee is supported in the execution of its functions by a number of executive and operating committees
that have been established in respect of each of the Group’s operations as well as by a New Business Development
Committee.
In addition, each operating subsidiary of the company has
established board and management committee structures
designed to ensure that the company’s commitment to sound
practices and standards of corporate governance are
maintained on a Group-wide basis. At least one of the
company’s executive directors serves on the board of each
operating subsidiary of the company.
Details of the members of the Executive Committee appear on
page 13 of this annual report.
Meetings prior to 18 November 2005 (old committee):
No of meetings
Director name attended
J M McMahon 1
G R Parker 2
T M G Sexwale 1
C I von Christierson 1
Meetings after 18 November 2005 (new committee):
No of meetings
Director name attended
P J Ryan 2
K Ansah 2
A Grigorian 1
J G Hopwood (appointed 16 May 2006)
D M J Ncube
1
M A Sosnovski (resigned 16 March 2006) 1

CORPORATE GOVERNANCE (continued)
Gold Fields Code of Ethics. Above all, this code requires all directors and employees to maintain the ethical standards set by the company,inter alia, that its representatives conduct
themselves with integrity, in accordance with all applicable law and, generally, in an irreproachable manner. The code of ethics also articulates the company’s policy with respect to conflicts of interest, confidentiality, fair dealing, the protection and proper use of company assets. The code of ethics is available on the company’s website (www.goldfields.co.za) and has been
communicated throughout the Group. The code of ethics is also communicated to all new employees.
The board is committed to ensuring the consistent application of the code of ethics and is assisted by the Audit Committee in its responsibility for overseeing compliance therewith.
Only this committee is empowered to waive the application of the principles espoused in the code of ethics in respect of
directors or executive committee members and the code
itself requires that any such waiver will be publicly and
promptly disclosed.
Gold Fields has contracted the services of “Tip-off Anonymous”, an independent hotline service provider, to facilitate the
confidential reporting of code violations, fraud and other
inappropriate behaviour. Employees found guilty of ethical
breaches are disciplined in accordance with the Group’s
disciplinary code and, should the breach also constitute a
criminal act, it is the Group’s policy to pursue prosecution of the employee concerned.
Feedback to date suggests that the ethical standards espoused in the code are, in general, being upheld across the Group.
Insider Trading
The Group operates a closed period prior to the publication of its quarterly and year-end financial results during which period employees, directors and officers of the Group may not deal in the shares of the company. This is also extended to any period when the company is trading under a cautionary announce-
ment. The company secretary keeps members of the board and
employees across the Group informed of all such periods.
Internal Control
The board has established and maintains internal controls and procedures, which are reviewed regularly for effectiveness.
These controls and procedures are designed to manage, rather than eliminate, the risk of failure, and provide reasonable, but not absolute, assurance that there is an adequate system of
internal control in place.
Internal auditors monitor the operation of the internal control systems and report their findings and recommendations to the
Audit Committee, the directors and management. Corrective
action is taken to address any deficiencies as and when they are identified. Nothing has come to the attention of the directors to indicate that any material breakdown in the functioning of these controls, procedures and systems, has occurred during the year under review.
The board has established and maintains internal controls and procedures, which are reviewed regularly for effectiveness.
These controls and procedures are designed to manage, rather than eliminate, the risk of failure, and provide reasonable, but not absolute, assurance that there is an adequate system of
internal control in place.
Internal auditors monitor the operation of the internal control systems and report their findings and recommendations to the
Audit Committee, the directors and management. Due to
the requirements of the Sarbanes-Oxley Act, 2002; specifically sections 404 and 302, monitoring and assessment of these
controls occurs more frequently. This additional focus created an opportunity to strengthen the internal controls over financial reporting. Corrective action is taken to address any deficiencies as and when they are identified.
Nothing has come to the attention of the directors to indicate that any material breakdown in the functioning of these
controls, procedures and systems, has occurred during the year under review.
Company Code of Ethics
Directors and employees alike are bound to uphold the core
values of honesty, transparency and integrity that underpin the

Developing new
areas of activity and
expanding into new
regions to safeguard
our financial success
FINANCIAL
STATEMENTS

Contents
• Statement of Responsibility
107
• Report of the Independant Auditors
108
• Corporate Secretary’s Confirmation
108
• Management’s Discussion and Analysis
of the Financial Statements
109-122
• Directors’ Report
123-132
• Accounting Policies
133-143
• Group Income Statement
144
• Group Balance Sheet
145
• Group Statement of Changes in Shareholders’ Equity
146-147
• Group Cash Flow Statement
148
• Notes to the Financial Statements
149-173
• Company Income Statement
174
• Company Balance Sheet
175
• Company Statement of Changes in Shareholders’ Equity
176
• Company Cash Flow Statement
177
• Company Notes to the Financial Statements
178-179
• Major Group Investments – direct and indirect
180-181
• Segment Report
182-183
• Operating and Financial Information by Mine
184-186
• South African Operations
184
• International Operations
185-186
• Shareholders’ Information
187
• Global Reporting Initiative
188-191
• Notice of Annual General Meeting
192-195
• Administration and Corporate Information
196-197
• Glossary of Terms
198-200
• Proxy
201
• Stakeholder Feedback Form
203

STATEMENT OF RESPONSIBILITY
Statement of Responsibility by the Board of Directors
The directors are responsible for the preparation, integrity and fair presentation of the ﬁnancial statements of the company and of the Group.
The ﬁnancial statements presented on pages 123 to 183, have been prepared in accordance with Statements of Generally Accepted
Accounting Practice (GAAP) in South Africa and International Financial Reporting Standards and include amounts based on judgements and estimates made by management.
The directors consider that, in preparing the financial statements, they have used the most appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all Statements of GAAP that they consider to be applicable have been followed. The directors are satisfied that the information contained in the financial statements fairly presents the results of operations for the year and the financial position of the Group at year-end. The directors also prepared the other information included in the annual report and are responsible for both its accuracy and its consistency with the financial statements.
The directors have responsibility for ensuring that accounting records are kept. The accounting records should disclose with reasonable accuracy the financial position of the companies to enable the directors to ensure that the financial statements comply with the relevant legislation.
The company and the Group operated in a well-established controlled environment, which is well documented and regularly reviewed. This incorporates risk management and internal control procedures, which are designed to provide reasonable, but not absolute, assurance that assets are safeguarded and the risks facing the business are being controlled.
The going-concern basis has been adopted in preparing the financial statements. The directors have no reason to believe that the Group or any company within the Group will not be going concerns in the foreseeable future, based on forecasts and available cash resources. These financial statements support the viability of the company and the Group.
Gold Fields has adopted a Code of Ethics which code is available on the Gold Fields website and which is adhered to by the company.
The Group’s external auditors, PricewaterhouseCoopers Incorporated, audited the financial statements, and their report is presented on page 108.
The financial statements were approved by the board of directors on 1 September 2006 and are signed on its behalf by:
N J Holland
I D Cockerill
Chief Financial Officer
Chief Executive Officer
1 September 2006

REPORT OF THE INDEPENDENT AUDITORS
Independent Auditors’ Report to the members of Gold Fields Limited
We have audited the annual financial statements and group annual financial statements of Gold Fields Limited set out on pages 123 to 183, and page 187 for the year ended 30 June 2006. These financial statements are the responsibility of the company’s directors. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements present fairly, in all material respects, the financial position of the company and of the Group at
30 June 2006, and the results of their operations and cash flows for the year then ended in accordance with International Financial Reporting
Standards, South African Statements of Generally Accepted Accounting Practice and in the manner required by the Companies Act of
South Africa.
PricewaterhouseCoopers Inc
Director: P C Hough
Registered Auditor
Johannesburg
1 September 2006
In terms of section 268G(d) of the Companies Act, 1973, as amended, I certify that the company has lodged with the Registrar of Companies all such returns as are required to be lodged by a public company in terms of the Companies Act, and that all such returns are true, correct and up to date.
C Farrel
Corporate Secretary
1 September 2006
CORPORATE SECRETARY’S CONFIRMATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS
(The following Management’s Discussion and Analysis of the Financial Statements should be read together with Gold Fields’
consolidated financial statements, including the notes appearing with these financial statements.)
The financial results have been prepared in accordance with International Financial Reporting Standards (IFRS) and South African
Statements of Generally Accepted Accounting Practice, which is consistent with the previous year.
Results for the Year
Net earnings attributable to ordinary shareholders for fiscal 2006 was R1,389 million (or 281 cents per share), compared with
R128 million (or 26 cents per share) achieved for the previous financial year. The reasons for this increase are discussed below.
Headline earnings exclude the after tax effect of asset impairments, profits on the sale of investments and fixed assets and amounted to R1,337 million or 270 cents per share for fiscal 2006, compared with headline earnings for the previous year of R239 million or
49 cents per share.
These results are analysed as follows:
Revenue
Revenue increased 24 per cent from R11,756 million in fiscal 2005 to R14,605 million in fiscal 2006. The increase in revenue of
R2,849 million was due to the increase in the rand gold price which increased from R84,218 per kilogram to R107,918 per kilogram, partially offset by a decrease in gold sales. This increase in the rand gold price occurred as a result of a 24 per cent increase in the
US dollar gold price from an average of US$422 per ounce to US$524 per ounce year-on-year and a marginally weaker rand which moved from an average of 6.21 to 6.40 to the US dollar, a change of 3 per cent.
Gold sales decreased 3 per cent from 4,488,100 ounces in fiscal 2005 to 4,351,00 ounces in fiscal 2006. Gold sales at the South African operations decreased from 2,824,100 ounces to 2,659,600 ounces, while gold sales at the international operations increased from
1,664,000 ounces to 1,691,400 ounces.
The decrease in gold sales at the South African operations was due to a decrease in underground and surface volumes and a resultant decrease in tons milled from 15,530,000 to 14,084,000. While the combined yield increased from 5.7 to 5.9 grams per ton in fiscal 2006 due to the proportionate decrease in low grade surface ore, the underground yield declined marginally from 7.4 gram per ton in fiscal
2005 to 7.3 gram per ton in fiscal 2006. The decrease in underground volumes from 11,117,000 to 10,624,000 tons milled was a direct result of a strike late in August 2005 which set back production by more than a week. Kloof was hardest hit by the strike due to a lack of mining flexibility and this together with a labour dispute resulted in lower gold output over the period. The smectite encountered at Beatrix West (previously Beatrix 4 shaft, also known as Oryx) also continued to impact production during the year.
Surface tons milled declined from 4,413,000 to 3,460,000 due to the decision to eliminate non-contributing low grade surface outputs, particularly at Beatrix where no surface material was milled during the year. Surface yields were maintained at 1.4 grams per ton as a decline in the yield from surface dumps was offset by the addition of clean-up material from the demolition of the Driefontein 1 plant and Kloof 3 plant.
At the international operations the increase in gold sales of 27,400 ounces or 2 per cent was as a result of the acquisition of Choco 10, in Venezuela, where gold sales amounted to 28,300 ounces for the four months from March to June 2006. The increase at Tarkwa in
Ghana due to a full year of running the new mill compared with eight months in fiscal 2005 was offset by a decrease at St Ives in
Australia. This was due to St Ives operating the old and new mill during the third quarter of fiscal 2005 and the depletion of the high grade Junction underground mine in mid-fiscal 2005.
Cost of Sales
Cost of sales, which consists of operating costs, changes in gold inventories and amortisation and depreciation, increased from
R10,983 million in fiscal 2005 to R11,781 million in fiscal 2006.

The table below presents the analysis of cost of sales:
F2006
F2005
Analysis of cost of sales
Rm
Rm
Total cash costs
9,980
9,219
Add/(deduct):
General and administration
365
342
Exploration*
40
–
Rehabilitation
39
45
Gold inventory change – cash portion
38
17
Royalties**
(158)
(121)
Operating costs
10,304
9,502
Add/(deduct):
Gold inventory change
(59)
(31)
Amortisation and depreciation
1,536
1,512
Cost of sales
11,781
10,983
* Exploration is an allowable deduction from costs in terms of the Gold Institute Industry Standard. In previous years this amount was considered insignificant. In fiscal 2006, exploration included in the income statement increased to such an extent that it was decided to include it as a deduction. This is likely to continue into the future.
** Royalties are deducted as they are included as part of total cash cost but are reflected as part of taxation in the income statement.
The analysis that follows provides a more detailed comparison of costs year-on-year taking into account changes in gold sales.
Operating costs
The following table sets out for each operation and the Group total ounces sold, total cash costs and total production costs for the years ended 30 June 2006 and 2005.
Year ended 30 June 2006
Year ended 30 June 2005
Total
Total
Total
Total
Total
pro-
Total
pro-
Total
pro-
Total
pro-
Gold
cash
duction
cash
duction
Gold
cash
duction
cash
duction
sold
costs
(4)
costs
(4)
costs
(4)
costs
(4)
sold
costs
(4)
costs
(4)
costs
(4)
costs
(4)
(’000oz)     (US$/oz)    (US$/oz)
(R/kg)
(R/kg)
(’000oz)     (US$/oz)     (US$/oz)
(R/kg)
(R/kg)
Driefontein
1,149.5
355
392
73,109
80,663
1,162.6
330
366
65,876
72,974
Kloof
914.0
421
467
86,581
96,169
1,037.1
379
436
75,693
87,023
Beatrix
596.1
409
441
84,095
90,664
624.3
406
430
81,023
85,864
Total South African
Operations
2,659.6
390
429
80,201
88,233
2,824.1
365
406
72,830
80,983
Ghana
Tarkwa
(1)
709.2
292
344
60,091
70,712
676.8
234
290
46,649
57,826
Damang
(2)
235.1
341
357
70,077
73,509
247.7
282
306
56,329
61,119
Venezuela
Choco 10
28.3
294
367
59,841
74,858
Australia
(3)
427
87,963
404
80,710
St Ives
496.4
339
69,754
527.0
336
67,029
Agnew
222.4
266
54,656
212.5
233
46,437
Total International
Operations
1,691.4
309
362
63,596
78,501
1,664.0
273
343
54,517
68,487
Total Operations
4,351.0
4,488.1
Weighted average cost
358
410
73,746
84,450
331
382
66,041
76,350
Notes:
(1)
In fiscal 2006 and 2005, 504,200 ounces and 481,200 ounces respectively were attributable to Gold Fields.
(2)
In fiscal 2006 and 2005, 167,200 ounces and 176,100 ounces respectively were attributable to Gold Fields.
(3)
Total production costs for the Australian operations are not split between the two operations.
(4) Total cash costs and total production costs are calculated in accordance with the Gold Institute Industry Standard.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS
(continued)

The weighted average total cash cost per kilogram increased by 12 per cent from R66,041 per kilogram (US$331 per ounce) in fiscal
2005, to R73,746 per kilogram (US$358 per ounce) in fiscal 2006.
The weighted average total cash costs at the South African operations in rand terms increased 10 per cent from R72,830 per kilogram in fiscal 2005 to R80,201 per kilogram in fiscal 2006. This increase was as a result of the 6 per cent decline in gold production, wage increases at the commencement of the fiscal year that were above inflation together with normal inflationary increases. Cost savings initiatives, namely Project Beyond and Project 100+ have partly offset these increases. The 6 per cent lower gold production has a significant impact on unit costs, as costs do not decrease proportionately with volume due to the fixed nature of certain costs.
Prevailing industry trends have created significant challenges for material and service procurement input costs, meaning that we now work harder than ever before to keep our costs in check. Project Beyond, initiated in 2004, is a procurement supply chain initiative targeting savings of between R200 million (US$30 million) and R300 million (US$45 million) over three years, ie around 10 per cent of the annual amount expended on materials, services and capital expenditure at the South African operations. Total expenditure on these items is approximately R2,7 billion (US$420 million). The project delivered R159 million (US$25 million) of contractual savings on historic baseline expenditure, R101 million (US$15 million) during the fiscal 2005 year through addressing commodities such as grinding media, foodstuffs, mill liners, ore transport, support, bearings, engineering repairs, and lubricants, etc, and an additional
R58 million (US$9 million) contractual savings during the fiscal 2006 year through addressing commodities such as steel, fuel rebates, steel wire ropes, lifting equipment, etc. The savings are realised as these renegotiated contracts are utilised by the mining operations ie largely during the fiscal 2006 and 2007 years.
To date, a total R1,6 billion (US$250 million) of spend has been reviewed as part of Project Beyond. R95 million (US$15 million) has been realised in cost savings, of which R32 million (US$5 million) applies to the fiscal 2005 year and R63 million (US$10 million)
applies to the fiscal 2006 year. During the past year, significant inflationary pressure was faced on commodities such as steel, fuel, support, copper, zinc, etc. Project Beyond successfully mitigated the impact of the greater proportion of commodity price inflation on costs.
During the latter half of fiscal 2006, the focus has been on total cost of ownership (TCO) opportunities on commodities such as slurry pumps, rail tracks and locomotives and salvage, which is expected to yield savings estimated at between R20 million (US$3 million)
and R50 million (US$8 million) per annum over the next few years. TCO refers to minimising the cost of an item over its useful life taking account of all associated expenditure. A practical example may be the use of higher specification electric motors (more expensive) resulting in lower electricity costs which more than mitigates the more expensive motor. The upgrade of the rail tracks will also generate cost savings through improved efficiencies. Project Beyond also identified an opportunity for performance-based contracting resulting in a productivity improvement initiative through a gain share arrangement with explosives suppliers. Over the first six months of the project around R18 million (US$3 million) in increased revenue has been generated on four pilot shafts. This initiative will continue in the fiscal 2007 year.
It is noteworthy that, despite the achievement of major contractual savings in procurement, expenditure with BEE companies increased from 25 per cent in the 2005 financial year to 35 per cent of total procurement spend during the 2006 financial year. Gold
Fields classify BEE companies as “Black Owned” (>50% HDSA ownership interest), “Black Empowered” (>25% and <50% HDSA ownership interest) and “Black Influenced” (>5% and <25% HDSA ownership interest). Gold Fields now make use of 308 BEE vendors as compared with 268 in the previous financial year. For purposes of determining the quantum of qualifying expenditure in respect of
BEE companies, Black Owned and Black Empowered companies are weighted 100 per cent, while Black Influenced companies are weighted as per the relevant percentage HDSA ownership interest. 27 per cent of the 308 vendors is Black owned, 52 per cent Black empowered and 21 per cent Black influenced.
Extended strategic sourcing and procurement transformation focus during fiscal 2006 further delivered around US$13 million of annualised contracted benefits for Gold Fields International. These benefits were as a result of an Australian supply chain cost reduction project, an aggregated diesel contract between Ghana and Australia, and changing the Peru diesel arrangement from a spot buy model to a long term contract.
Gold Fields has commenced a process of global supply chain alignment in order to ensure that the Group as a whole can leverage off best practice and identify areas of supply chain synergy. Fiscal 2007 will focus strongly on decentralised regional enablement and the implementation of global standards and knowledge sharing. Due to the continued global commodity price pressures, a strong focus will be on longer term strategic partnering with suppliers through alliances and total cost of ownership optimisation.
Project 100+ was established in 2005 with the focus on achieving ongoing and sustainable cost savings across the South African operations. 2006 has focused on improving efficiencies and controls on areas such as logistics, labour management, transport and maintenance spend. The predominant aim has been to improve cost efficiencies and identify opportunities for investment in cost reductions, in order to ensure that operations are delivering in an optimal and productive manner.

Particular attention has been given to labour optimisation given its direct impact on productivity. In addition, the South African operations are exploring ways to reduce absenteeism and sick leave as a means of improving overall productivity levels. There has also been an increasingly important focus on the upgrade of high-density housing in order to improve employees’ living conditions, through improved accommodation and an improvement in the quality of meals.
New initiatives include the implementation of improved underground communication systems in order to increase safety and productivity measures and a total cost of ownership project focusing on the replacement of diesel locomotives with battery locomotives at the long life shafts. These initiatives, along with efforts to improve Eskom demand side management, pumping efficiencies monitoring along with surface transport rationalisation, are expected to realise benefits in excess of R100 million
(US$15 million) over the next 12 to 24 months.
At the international operations unit cash costs increased from US$273 per ounce to US$309 per ounce, mainly due to higher input costs at all the operations. In addition to this, the costs of the owner mining fleet at Tarkwa is increasing as it moves into a higher maintenance rate bracket. At Damang the high grade main pit was depleted late in fiscal 2005, and was replaced by lower grade ore at a higher unit cost. At Agnew the high yielding Kim underground ore is being replaced by the lower yielding more expensive
Songvang and Main Lode deposits. At St Ives unit costs were virtually unchanged as the new more efficient Lefroy mill operated throughout fiscal 2006.
Operating costs increased by 8 per cent from R9,502 million in fiscal 2005 to R10,304 million in fiscal 2006. At the South African operations costs were 3 per cent higher at R6,884 million compared with R6,660 million the previous year. This below inflation cost increase was achieved despite wage increases that were above inflation as well as the impact of higher input costs, as these increases were offset by the lower production and cost saving initiatives Project Beyond and Project 100+. At the international operations, costs increased from R2,842 million in fiscal 2005 to R3,420 million in fiscal 2006, an increase of 20 per cent. In the respective reporting currencies the increase in operating costs at the Australian operations was 2 per cent and in Ghana, which is US dollar-based, the increase was 28 per cent. The increase in Ghana was mainly due to increased cost of fleet maintenance at Tarkwa arising from higher rates per the maintenance and repair contract. Increased hauling distances at both Tarkwa and Damang also increased costs. In addition, the increase in consumable costs such as diesel, cyanide and cement to name but a few, affected all of the international operating mines’ costs. Strip ratios at the Ghanaian operations were also marginally higher than the previous year. Fiscal 2006 also included costs at Choco 10 since its acquisition on 1 March 2006.
General and Administration (G&A) Costs
Net general and administration costs, which is included in operating costs was R365 million in fiscal 2006, up 7 per cent from the
R342 million in fiscal 2005.
Costs falling under the definition of general and administration costs included the following:
•  Recovered corporate expenditure of R140 million, which remained unchanged in fiscal 2006;
•  Management fees in Ghana amounted to R83 million, compared with R65 million in fiscal 2005;
•  World Gold Council fees of R44 million in fiscal 2006, charged at US$1.75 per ounce of gold produced. The fiscal 2005 charge was similar at R46 million;
•  Off-site training amounted to R60 million in fiscal 2006, compared with R48 million in fiscal 2005; and
•  Other costs relating to Chamber of Mines, business development and special technical projects.
Gold Inventory Change
Gold inventory change in fiscal 2006 was a R59 million credit to costs compared to a credit in costs of R31 million in fiscal 2005.
At St Ives, there was a credit to costs in fiscal 2006 of R38 million compared to a credit to costs in fiscal 2005 of R44 million. The credit to costs in fiscal 2005 was due to a build-up of stockpile earlier in the year to feed the new mill, which has since been depleted. In fiscal 2006, the increase in inventory is mainly due to the stockpiling of the lower grade ore mined from Mars.
At Agnew, there was a credit to costs in fiscal 2006 of R4 million compared with a charge to costs in fiscal 2005 of R5 million. The charge to costs in fiscal 2005 was due to the mine drawing down on the last of the Waroonga stockpile. In fiscal 2006, lower grade ore from Songvang has been stockpiled due to mill constraints.
At Tarkwa, there was a R33 million credit to costs in fiscal 2006 compared to a R7 million credit to costs in fiscal 2005. The R7 million credit to costs in fiscal 2005 represented the build-up of stockpiles to provide sufficient feed stock for the new mill commissioned in
MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS
(continued)

October 2004. These stocks have since been depleted. The R33 million movement in fiscal 2006 represents the build-up of inventory in the new Blue Ridge heap.
At Damang, there was a charge to costs of R18 million in fiscal 2006, which increased from R15 million in fiscal 2005. The reason for the higher charge in fiscal 2006 is due to more ore being drawn from stockpile as fresh ore from the main pit was depleted during fiscal 2005.
At the recently acquired Choco 10 mine there was a small build-up of stock at year-end, with a resultant credit to costs of R3 million.
Amortisation and Depreciation
Amortisation and depreciation increased by R24 million or 2 per cent, from R1,512 million in fiscal 2005 to R1,536 million in fiscal
2006. The increase at the international operations of R74 million from R730 million to R804 million was partially offset by a decrease at the South African operations of R50 million from R677 million in fiscal 2005 to R627 million in fiscal 2006. The decrease at the South
African operations is in line with the lower production which declined 6 per cent year on year. The majority of the increase at the international operations was from Australia, which increased by R65 million from R460 million in fiscal 2005 to R525 million in fiscal
2006. This increase was mainly due to the increased mining volumes at Songvang and the depreciation of the new mill at St Ives for a full year as opposed to only a portion in the previous year. Ghana was virtually unchanged year-on-year at R265 million. Amortisation at the newly acquired Choco 10 mine amounted to R13 million and added to this was the amortisation of the Bolivar fair value adjustment of R6 million.
Net Operating Profit
As a consequence of the aforegoing, net operating profit increased from R774 million in fiscal 2005 to R2,824 million in fiscal 2006, with the higher gold price being the main reason for the increase.
Investment Income
Income from investments decreased from R181 million in fiscal 2005 to R172 million in fiscal 2006.
The R172 million in fiscal 2006 comprises of R16 million dividends received, R47 million interest received on the Environmental
Rehabilitation Trust Fund and R109 million interest received on other cash balances.
The R181 million in fiscal 2005 comprises of R18 million dividends received, R27 million interest received on the Environmental
Rehabilitation Trust Fund and R136 million interest received on other cash balances.
Dividends received are consistent year-on-year at R16 million and comprise dividends received on preference shares held in a wholly owned subsidiary of Mvela Resources Limited.
Interest received on the Environmental Rehabilitation Trust Fund increased from R27 million in fiscal 2005 to R47 million in fiscal
2006, due to higher investment returns achieved by the Fund in fiscal 2006.
Interest received on other cash balances decreased from R136 million in fiscal 2005 to R109 million in fiscal 2006, due to lower interest received as a consequence of lower average cash balances both locally and offshore.
Finance Expense
Finance expense decreased from R99 million in fiscal 2005 to R62 million in fiscal 2006. The R62 million finance expense in fiscal 2006 comprises R134 million interest paid on the Mvela loan, R33 million in respect of other interest paid and R16 million environmental rehabilitation interest charges. This was partially offset by realised exchange gains on foreign debt, net of cash of R121 million.
The R99 million finance expense in fiscal 2005 comprises of R85 million net interest paid on the Mvela loan, R4 million in respect of other interest paid, R19 million environmental rehabilitation interest charge and R8 million post-retirement healthcare interest charge. This was partially offset by realised exchange gains on foreign debt, net of cash of R17 million.
The net interest paid on the Mvela loan increased from R85 million in fiscal 2005 to R134 million in fiscal 2006. The R85 million in fiscal 2005 comprises gross interest paid of R165 million, partially offset by R80 million interest credit received as a result of the interest rate swap discussed under the financial instruments section. In fiscal 2006 the R134 million represents gross interest paid as there was no interest credit received due to the interest rate swap being closed out in fiscal 2005.
Other interest paid increased from R4 million in fiscal 2005 to R33 million in fiscal 2006. The main reason for this increase was due to R16 million interest paid on the R987 million (US$158 million) offshore facility raised to partly finance the Bolivar acquisition and
R9 million interest paid on a bridging loan related thereto.

The realised exchange gains on foreign debt, net of cash for fiscal 2006 was R121 million compared to R17 million in fiscal 2005. Fiscal
2006 included a R66 million currency translation gain on funds held to meet commitments in respect of the Bolivar acquisition and a R55 million currency conversion gain arising from a change in the functional currency from US dollars to rands of one of the Group’s offshore subsidiary companies in terms of IAS21 (Revised) – Effects of changes in foreign exchange rates. Fiscal 2005 includes a
R17 million translation gain made on offshore funds held in Euros.
The post-retirement healthcare charge decreased from R8 million in fiscal 2005 to Rnil in fiscal 2006 due to no interest being charged in fiscal 2006, as a result of the provision being in excess of the amount required per the latest actuarial valuation.
Financial Instruments
US dollar/Australian dollar call options
In conjunction with the acquisition of St Ives and Agnew, the Group implemented a hedging strategy to protect the cash flows of these operations against an appreciation of the Australian dollar, as a significant portion of the purchase price was financed with debt allied with the high degree of sensitivity of the cash flows to changes in the US dollar/Australian dollar exchange rate. In addition, it was a requirement of the lenders that a hedging strategy in relation to changes in the Australian dollar be established and maintained.
Accordingly, Gold Fields entered into various currency financial instruments covering a total of US$500 million over a five-year period to December 2006.
On 7 January 2004, Gold Fields Australia closed out the remaining Australian dollar/United States dollar currency financial instruments of US$275 million. The existing forward purchases of Australian dollars and the put and call options were closed out by entering into equal and opposite transactions. The close out of the outstanding open position of US$275 million was at an average spot rate of 0.7670 US$/A$. These transactions locked in gross profit amounting to US$115.7 million and the underlying cash receipts were deferred to match the maturity dates of the original transactions.
In addition, in order that the Group is able to participate in any future Australian dollar appreciation, a strip of quarterly maturing
Australian dollar/US dollar call options was purchased in respect of an amount of US$275 million of which the value dates and amounts match those of the original structure. The Australian dollar call options resulted in a premium of US$8,3 million.
The payment of the premium is scheduled to match the maturity dates of the original structure. The average strike price of the options is 0.7670 US$/A$.
Shortly after closing out this position, the future US dollar values in respect of the above two transactions were fixed in Australian dollars to take advantage of the weakened Australian dollar against the US dollar at that time. The value of the future cash flows at that date net of the premium above was US$107,4 million or A$140,0 million prior to fixing based on 0.7670 US$/A$, the rate at the time of the original transaction. The value fixed in Australian dollar amounts to A$147 million, based on a spot rate of 0.7158 US$/A$, the average rate achieved on fixing in May 2004. Of the total amount of A$147 million, A$42 million remains outstanding and has since been realised in cash in the fiscal 2007 year.
US dollar/rand forward purchasing
US$30 million of forward cover exists to hedge the Group’s offshore commitments. This cover has a forward rate of R6,8319/US$ and will mature on 5 December 2006. The mark-to-market value of this position as at the end of the fiscal year was a positive R20 million.
International petroleum exchange gasoil call option
During fiscal 2005, Gold Fields Ghana purchased a one-year Asian style call option settled monthly from June 2005 to May 2006 in respect of 51.6 million litres of diesel at a strike price of US$0.45 per litre, which approximates a Brent crude oil price of US$56 per barrel. This call was taken out to protect the Ghanaian operations against adverse energy price movements. The market price of diesel on the day of setting up this structure was US$0.42 per litre. A US$10 per barrel increase in global oil prices would result in a
US$4 per ounce increase in total cash costs at the Ghanaian operations. An Asian style option is one where the monthly average of the daily close out prices is compared with the strike price. The 51.6 million litres of diesel represents 100 per cent of the forecasted diesel consumption in fiscal 2006 for the Tarkwa and Damang mines. The call option resulted in a premium of US$1,66 million. The call option expired in May 2006 resulting in a net loss of US$0,27 million of which a gain of US$0,27 million was accounted for in fiscal
2005 and a loss of US$0,54 million in fiscal 2006.
Interest rate swap
In terms of the Mvela loan, GFI Mining SA pays Mvela Gold (Pty) Limited, a wholly-owned subsidiary of Mvela Resources, interest on the capital amount of R4,139 million at a fixed interest rate, semi-annually. The interest rate was fixed with reference to the five-year
MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS
(continued)

ZAR swap rate, at 9.6179 per cent plus a margin of 0.95 per cent. GFI Mining SA simultaneously entered into an interest rate swap agreement converting the fixed interest rate exposure to a floating rate. In terms of the swap, GFI Mining SA was exposed to the three-
month Jibar rate plus a margin of 1.025 per cent. The interest rate swap was effected to take advantage of the relatively steep yield curve. This swap was closed out on 3 June 2005. The loan now reverts to the fixed interest rate as mentioned above.
Since the inception of this swap up until its close out, Gold Fields realised marked-to-market gains on the swap of R225 million and interest rate credits of R92 million, giving a total realised gain of R317 million. Of the R225 million realised marked-to-market gain,
R306 million was accounted for in fiscal 2005. Of the R92 million interest credit, R80 million credit was accounted for in earnings in fiscal 2005.
Unrealised Gain on Financial Instruments
The unrealised gain on financial instruments of R93 million in fiscal 2006 compares with an unrealised gain of R30 million in fiscal
2005. The fiscal 2006 unrealised gain of R93 million comprises a mark-to-market gain of R82 million on various warrants and options held in respect of underlying share investments, a gain of R24 million on the US dollar/rand forward purchases offset by a loss of
R10 million on the US dollar/Australian dollar call options and a loss of R3 million on the international petroleum gasoil call options.
The fiscal 2005 unrealised gain of R30 million comprises a gain of R33 million on the US dollar/Australian dollar call options, a gain of R1 million on the international petroleum exchange gasoil call options offset by a loss of R4 million on the US dollar/Rand forward purchases.
Realised (Loss)/Gain on Financial Instruments
The realised loss on financial instruments of R117 million in fiscal 2006 compares with a realised gain of R314 million in fiscal 2005.
The fiscal 2006 realised loss of R117 million comprises a loss of R97 million from treasury trading activities, a loss of R12 million on a R/US$ swap relating to the financing of the Bolivar acquisition and a net loss of R8 million on the US dollar/rand forward purchases.
The fiscal 2005 realised gain of R314 million comprises a R306 million gain on the interest rate swap plus a net gain of R8 million on the US dollar/rand forward purchases. The R306 million gain on the interest rate swap includes R41 million previously hedge accounted for, but now included in income due to the close out of the swap.
Other Operating Costs
Other operating costs in fiscal 2006 were R103 million, compared to R27 million in fiscal 2005. The increase is largely due to:
•  Corporate social investment costs being included in other operating costs, whereas previously this was included in working costs.
•  Once-off professional fees related to corporate advice and costs in relation to the expanding international projects division as well as increased infrastructure around the expanding international portfolio.
Share-based Payments
IFRS 2 – Share-based payments, became effective for Gold Fields for the financial year ending 30 June 2006. In terms of IFRS 2,
Gold Fields now recognises the cost of share-based payments from 1 July 2005. IFRS 2 requires that all options granted after
7 November 2002, but not vested by 1 July 2005, be accounted for.
Gold Fields has adopted an appropriate valuation model to fair value the employee share options. The value of the share options has been determined as of the grant date of the options and has been expensed on a straight-line basis over the vesting period.
Based on this model, R68 million was accounted for in fiscal 2006, compared to R52 million in fiscal 2005. The corresponding entry for the above adjustments was share-based payment reserve within shareholders’ equity.
Exploration Expense
Gold Fields spent R248 million (US$39 million) on exploration in fiscal 2006, compared to R197 million (US$32 million) in fiscal 2005.
The bulk of the expenditure has been incurred on a diversified pipeline of early stage projects in Africa, Australia, China and North,
South and Central America. Subject to continued exploration success, expenditure is expected to range between US$40 million and
US$45 million in fiscal 2007.
Share of Results of Associates After Tax
Gold Fields’ 33 per cent share of after-tax profits in Rand Refinery Limited was R1 million in fiscal 2006, compared to a share of after tax losses of R11 million in fiscal 2005.

Exceptional Items
Impairment of assets
Impairment of assets decreased from R261 million in fiscal 2005 to Rnil in fiscal 2006.
The Group continuously reassesses the carrying value and recoverability of its mining assets. The carrying value is compared to the higher of “value in use” or “fair value less cost to sell”. “Value in use” is a valuation based on the cash flows over the life of the asset and discounted to a present value at an appropriate rate. “Fair value” is the present market value of the asset.
The following estimates and assumptions were used by management when reviewing the long-term assets for impairments:
•  a gold price of R100,000 per kilogram (2005: R92,000 per kilogram) for the South African operations, US$500 per ounce
(2005: US$420 per ounce) for the Ghanaian operations and A$700 per ounce (2005: A$560 per ounce) for the Australian operations;
•  the extraction of proved and probable reserves as per the most recent life-of-mine plan at the South African and Ghanaian operations. The Australian operations included the likely recoverable gold over and above proved and probable reserves based on current exploration information taking cognisance of the probability of conversion to reserves. The reason for the inclusion of recoverable gold in addition to proved and probable reserves at the Australian operations is due to the fundamental difference in the nature of the mineralisation at these operations, which makes upfront definition of the reserve potential impractical. This is an internal estimate of the recoverable gold of the lease area over and above the proved and probable reserves; and
•  operating costs and capital expenditure estimates as per the most recent life-of-mine plan.
A fundamental pre-tax discounted cash flow valuation at a discount rate of 5 per cent real is done for each mine using our latest life-
of-mine plans. This is consistent with previous years. Commencing from the fiscal 2005 year we now apply a derived pre-tax market multiple that is determined on a group basis by reference to the market price of Gold Fields at the time of performing the exercise.
This is then multiplied by the discounted cash flow valuation of each asset determined on a pre-tax basis.
In fiscal 2006, the application of the above estimates and assumptions did not result in any impairment charge.
In fiscal 2005, the application of the above estimates and assumptions resulted in:
•  An impairment charge of R124 million to the income statement relating to Beatrix North and South sections (formerly the old
Beatrix mine) in the Free State.
•  Beatrix is a low grade mine and therefore very sensitive to changes in its cost profile. Changes in the cost profile affects the pay-
limits, which in turn affects the reserves. During fiscal 2005, there were normal cost increases at Beatrix, which resulted in an increase in the pay-limit. Due to the increase in the pay-limit, certain reserves at 2 shaft and Vlakpan included in fiscal 2004 became uneconomical to mine and were therefore excluded from the 2005 life of mine profile. In addition, due to the restructuring at 2 shaft, certain sections were closed which further impacted the life-of-mine plan.
•  An impairment charge was incurred at Living Gold, the rose project at Driefontein. As Living Gold is not a gold asset, its valuation was based on its business plan using a long-term exchange rate of R8.51 to the euro and a discounted cash flow valuation using a real discount rate of 10 per cent. This has resulted in an impairment of R52 million. The main reason for the impairment is that the original plan forecast a higher exchange rate of R9.87 to the euro and thus higher earnings.
Due to the closure of certain infrastructures in the Group, additional assets were impaired:
•  at Driefontein, the No 10 shaft was closed, resulting in an impairment of R12 million;
•  at Kloof, the No 3 metallurgical plant was closed, resulting in an impairment of R12 million; and
•  at St Ives, the old mill was closed, resulting in an impairment of R61 million.
Profit on the sale of investments
Profit on the sale of investments decreased from R50 million in fiscal 2005 to R40 million in fiscal 2006.
The major disposals comprising the R40 million in fiscal 2006 were:
•  R30 million from the sale of Gold Fields’ 55 per cent interest in the Committee Bay Joint Venture. In exchange for its 55 per cent interest Gold Fields received 7,000,000 shares in Committee Bay Resources Limited valued at R30 million. As the interest had a nil cost, the shares received of R30 million was also the profit;
MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS
(continued)

• R3 million from the sale of 0.4 million shares in TEBA Limited and the repayment of a loan previously written off;
• R2 million from sale of 3.6 million shares in African Eagle Resources Plc; and
• R1 million from the sale of 0.4 million shares in Sanu Resources Limited.
The R50 million profit in fiscal 2005 comprises:
• R38 million from the sale of 36.0 million shares in Zijin Mining Group Company Limited;
• R10 million from the sale of 8.5 million shares in African Eagle Resources Plc; and
• R2 million from the sale of 1.3 million shares in Radius Gold Incorporated.
Profit on disposal of property, plant and equipment
Profit on disposal of property, plant and equipment increased from R5 million in fiscal 2005 to R24 million in fiscal 2006.
The R24 million profit in fiscal 2006 comprises:
• R15 million profit from the sale of a winder by Kloof;
• R11 million profit from the sale of mine houses by Beatrix, offset by a
• R2 million loss from miscellaneous asset sales by the operating mines of the Group.
The R5 million profit in fiscal 2005 comprises miscellaneous asset sales by the operating mines of the Group.
Profit on disposal of exploration rights
During fiscal 2005, Gold Fields sold its interest in the Angelina Project in Chile to its joint venture partner Meridian for R47 million plus a 2 per cent net smelter royalty on the majority of land within the joint venture. As the interest had a nil cost, the proceeds of
R47 million was also the profit.
Harmony hostile bid costs
Gold Fields incurred costs of R316 million in fiscal 2005, relating to the Harmony hostile bid.
IAMGold transaction costs
Costs of R58 million relating to the failed IAMGold deal were incurred during fiscal 2005. This deal would have resulted in Gold Fields combining its assets situated outside the Southern African Development Community with those of IAMGold by means of a reverse takeover. On 7 December 2004, this proposed transaction did not receive the required majority approval by shareholders and was therefore not completed.
Impairment of critical spares
With the closure of the old St Ives mill during fiscal 2005, R17 million worth of critical spares kept for the maintenance of the old plant were impaired as they had now become redundant.
Premium on retirement of post-retirement healthcare obligations
During fiscal 2005, in order to reduce the post-retirement healthcare obligation to fund 50 per cent of members’ contributions, approximately 21 per cent of pensioners and dependants were bought out of the scheme at a 15 per cent premium. The premium was charged to the income statement and amounted to R5 million in fiscal 2005. There was no buy-out in fiscal 2006.
Mining and Income Tax
The table below indicates Gold Fields’ effective tax expense rate for fiscal 2006 and fiscal 2005.
Year ended June 30
2006 2005
Income and mining tax
Effective tax expense rate
36.8 28.4
In fiscal 2006, the effective tax expense rate of 37 per cent differed from the maximum South African mining statutory tax rate of
45 per cent, due to a reduction of R373 million arising from non-South African mining income taxed at lower rates, an R87 million reduction relating to the South African mining tax formula and a R54 million decrease due to the reduction of the Ghananian tax rate from 28 per cent in fiscal 2005 to 25 per cent in fiscal 2006.
These reductions were partly offset by the Group incurring R159 million in charges relating to levies and royalties in Ghana, Australia and Venezuela and R111 million of net non-deductible expenditure, mainly due to non-deductible exploration and share-based payment costs.
In fiscal 2005, the effective tax expense rate of 28 per cent differed from the maximum South African mining statutory tax rate of 45 per cent, due to a reduction of R195 million arising from non-South African mining income taxed at lower rates, a R71 million reduction relating to the South African mining tax formula, a R53 million decrease due to the reduction of the Ghanaian tax rate from
32.5 per cent in fiscal 2004 to 28.0 per cent in fiscal 2005 and a R166 million reduction due to an increase in tax values in Australia following the consolidation of St Ives and Agnew for tax purposes. The Australian tax legislation makes provision for companies that consolidate for tax purposes to recalculate their tax values based on a market value calculation.
These reductions were partly offset by the Group incurring R135 million in charges relating to levies and royalties in Ghana and
Australia and a further R238 million of net non-deductable expenditure, mainly due to the non-deductible exceptional items, exploration costs and share-based payment costs.
Profit attributable to minority shareholders’ interest
Minority interests represent attributable earnings of R228 million in fiscal 2006, compared to attributable earnings of R129 million in fiscal 2005. These amounts reflect the portion of the net income or losses of Gold Fields Ghana, Abosso, Choco 10 and Living Gold
attributable to its minority shareholders.
Profit attributable to ordinary shareholders of the company
Because of the factors discussed above, Gold Fields posted earnings of R1,389 million in fiscal 2006 as compared with R128 million in fiscal 2005.
Earnings for the year to June 2006, excluding the effect of gains and losses on financial instruments and foreign debt, net of cash, and exceptional items, which include, inter alia, impairment of assets and profits on disposal of investments and exploration rights, was R1,230 million as compared with R400 million in fiscal 2005.
Liquidity and Capital Resources
Cash resources
Cash flows from operating activities
Cash flows from operating activities increased from R1,336 million in fiscal 2005 to R3,027 million in fiscal 2006. The increase of
R1,691 million was as a result of margins achieved by the Group’s mining operations during fiscal 2006 due to the higher gold price of R107,918 per kilogram received compared with R84,218 per kilogram received in fiscal 2005. This increase was partially offset by an increase in tax paid of R120 million which was as a direct result of the higher operating margins mentioned earlier and an increase in interest paid of R78 million.
Cash flows from investing activities
Cash flows from investing activities increased from R2,199 million in fiscal 2005 to R5,482 in fiscal 2006. The items comprising these numbers are discussed below.
Additions to property, plant and equipment
Capital expenditure decreased from R2,164 million in fiscal 2005 to R1,862 million in fiscal 2006. Capital expenditure at the South
African operations increased from R636 million in fiscal 2005 to R694 million in fiscal 2006. This increase of R58 million was due to the catch-up in fiscal 2006 of lower priority capital items deferred in fiscal 2005 due to the relatively low rand gold price in that year.
Capital expenditure at the offshore operations decreased from R1,378 million in fiscal 2005 to R951 million in fiscal 2006. Capital expenditure at Tarkwa decreased from R470 million in fiscal 2005 to R300 million in fiscal 2006. This was mainly due to the capital expenditure on the conversion to owner mining and the new mill decreasing from R261 million in fiscal 2005 to Rnil in fiscal 2006, as both projects were completed in fiscal 2005. Capital expenditure at St Ives decreased from R636 million in fiscal 2005 to R337 million in fiscal 2006. This was mainly due to the capital expenditure on the new mill decreasing from R290 million in fiscal 2005 to Rnil in fiscal 2006. This was also due to the mill project being completed in fiscal 2005.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS
(continued)

Proceeds on the disposal of property, plant and equipment
Proceeds on the disposal of property, plant and equipment decreased from R64 million in fiscal 2005 to R40 million in fiscal 2006.
In both years this related to the disposal of various mining assets by the South African and Australian mining operations.
Acquisition of subsidiaries, net of cash acquired
During fiscal 2006, Gold Fields acquired two subsidiaries for R2,559 million. They were:
•  On 11 January 2006, Gold Fields acquired an 80,72 per cent interest in Sociedad Minera La Cima SA for US$43 million
(US$41 million paid plus bank overdraft assumed of US$2 million). The rand equivalent was R254 million (R245 paid plus bank overdraft addition of R9 million). La Cima is the holding company for the Cerro Corona Project.
•  On 28 February 2006, in terms of a step acquisition, Gold Fields acquired the balance of shares to give it a 100 per cent interest in
Bolivar Gold Corporation. This step acquisition was achieved as follows:
•  During fiscal 2004, Gold Fields acquired a 10.17 per cent interest in Bolivar for US$12 million. The rand equivalent was
R88 million.
•  During November and December 2005, Gold Fields acquired another 4.28 per cent interest in Bolivar for US$13 million. The rand equivalent was R84 million.
•  On 28 February 2006, Gold Fields acquired the remaining interest of 85.55 per cent in Bolivar for US$290 million (US$296 million paid less cash acquired of US$6 million). The rand equivalent was R1,778 million (R1,815 million paid less cash acquired of
R37 million). On this date, Gold Fields also made a loan of US$72 million to Bolivar which was part of the purchase consideration and was subsequently capitalised. The rand equivalent of this loan was R443 million.
•  The total cash outflow net of cash acquired during fiscal 2006, relating to the acquisition of Bolivar, was US$375 million. The rand equivalent was R2,305 million.
Purchase of investments
Investment purchases increased from R189 million in fiscal 2005 to R1,046 million in fiscal 2006.
The major investment purchases comprising the R1,046 million spend in fiscal 2006 were:
• R854 million invested in Western Areas Gold Mining Company Limited bringing our holding to 16.9 per cent;
• R156 million invested in Sino Gold Limited bringing our holding to 13.9 per cent;
• R19 million invested in Madoro Resources Limited bringing our holding to 5.5 per cent;
• R4 million invested in Avoca Resources Limited bringing our holding to 13.5 per cent;
• R2 million invested in Golden Star Resources Limited bringing our holding to 0.1 per cent; and
• R10 million advanced to GBF, the open pit mining contractor at St Ives, in terms of the alliance agreement between St Ives and
GBF to fund the purchase of mining equipment used on site.
The major investment purchases comprising the R189 million spend in fiscal 2005 were:
• R116 million invested in Comaplex Mineral Corporation;
• R9 million invested in Avoca Resources Limited;
• R9 million invested in African Eagle Resources Plc on the exercising of warrants held; and
• R42 million advanced to GBF, the open pit mining contractor at St Ives, in terms of the alliance agreement between St Ives and
GBF to fund the purchase of mining equipment used on site.
Proceeds on the disposal of investments
Proceeds on the disposal of investments decreased from R116 million in fiscal 2005 to R18 million in fiscal 2006.

The major investment disposals comprising the R18 million in fiscal 2006 were:
• R9 million from the sale of African Eagle Resources Plc shares;
• R6 million from the sale of TEBA Limited shares and the repayment of a loan previously advanced to TEBA Limited; and
• R2 million from the sale of Sanu Resources Limited shares.
The major investment disposals comprising the R116 million in fiscal 2005 were:
• R86 million from the sale of Zijin Mining Group Company Limited shares;
• R20 million from the sale of African Eagle Resources Plc shares; and
• R10 million from the sale of Radius Gold Incorporated shares.
Proceeds on the disposal of exploration rights
During fiscal 2005, Gold Fields disposed of its interest in the Angelina Project in Chile to its joint venture partner Meridian Gold
Incorporated for R47 million plus a 2 per cent net smelter royalty on the majority of land within the joint venture. No disposals took place in fiscal 2006.
Environmental trust fund and rehabilitation payments
During fiscal 2006, Gold Fields paid over R48 million to its environmental trust fund and spent R23 million on ongoing rehabilitation costs, resulting in a total cash outflow of R71 million for the year.
During fiscal 2005, Gold Fields paid over R30 million to its environmental trust fund and spent R10 million on ongoing rehabilitation costs resulting in a total cash outflow of R40 million for the year.
Post-retirement healthcare payments
R2 million was spent on post-retirement healthcare payments in fiscal 2006, compared to R33 million in fiscal 2005. The R2 million in fiscal 2006 comprises R2 million on ongoing payments. The R33 million in fiscal 2005 comprises R30 million incurred on the buyout of pensioners and dependants and R3 million on ongoing payments.
Cash flows from financing activities
Net cash generated by financing activities was R673 million in fiscal 2006, as compared to net cash utilised of R57 million in fiscal
2005. The items comprising these numbers are discussed below.
(Decrease)/increase in minority funding
Minority funding was an outflow of R144 million in fiscal 2006, compared to an inflow of R111 million in fiscal 2005. The R144 million paid in fiscal 2006 relates to repayments made by Tarkwa against loans due to its minority shareholder, IAMGold.
The R111 million received in fiscal 2005 related to the amount due by IAMGold for their share of the balance of the funding due for the owner mining and new mill project at Tarkwa.
Long-term loans raised
Long-term loans raised increased from R17 million in fiscal 2005 to R987 million in fiscal 2006.
In fiscal 2006, Gold Fields received a loan of R987 million (US$158 million) to partly finance the acquisition of Bolivar.
In fiscal 2005, Living Gold (the rose project at Driefontein) received a commercial loan of R17 million from its 40 per cent shareholder,
The Industrial Development Corporation.
Long and short-term loans repaid
Long and short-term loans repaid increased from R207 million in fiscal 2005 to R288 million in fiscal 2006. The R288 million repayment in fiscal 2006 comprises the third and fourth payments totalling R288 million made to Mvelaphanda Resources in terms of the Mvela loan.
The R207 million repayment in fiscal 2005 comprises the first two payments totalling R207 million made to Mvelaphanda Resources in terms of the Mvela loan.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS
(continued)

Shares issued
Shares issued increased from R22 million in fiscal 2005 to R193 million in fiscal 2006. Fiscal 2005 included R22 million received from shares issued in terms of the Group employee share scheme. Fiscal 2006 included R193 million received from shares issued in terms of the Group’s employee share scheme.
Net cash utilised
Net cash utilised for fiscal 2006 amounted to R1,782 million compared to R920 million in fiscal 2005. The increase was primarily due to the acquisition of subsidiaries, Bolivar and Cerro Corona, the purchase of investments, mainly Western Areas Gold Mining
Company Limited, partially offset by higher operating cash flows and higher cash flows from financing activities in fiscal 2006.
Total Group cash and cash equivalents amounted to R1,618 million at 30 June 2006, as compared to R3,375 million at the end of fiscal 2005.
Long-term provisions
Long-term provisions at the end of fiscal 2006 were R1,097 million as compared to R930 million at the end of fiscal 2005 and includes a provision for post-retirement healthcare costs of R18 million (fiscal 2005: R24 million) and a provision for environmental rehabilitation costs of R1,079 million (fiscal 2005: R906 million).
Provision for post-retirement healthcare costs
The Group medical scheme, Medisense, provides benefits to employees and certain of its former employees. The Group remains liable for 50 per cent of the employees’ medical contributions to the medical scheme after retirement. This is applicable to employees of the Free State operations who retired on or before 31 August 1997 and members of the West Wits operations who retired on or before 1 January 1999. During fiscal 2005, 21 per cent of these members were bought-out of the scheme for an amount of R30 million.
Included in the R30 million is a premium of R5 million. The advantage for the Group in effecting a buy-out is to cap and retire these liabilities. During fiscal 2006, no members were bought-out of the scheme.
Provision for environmental rehabilitation costs
The amount provided for environmental rehabilitation costs increased from R906 million in fiscal 2005 to R1,079 million in fiscal 2006.
The provision represents the present value of closure, rehabilitation and other environmental obligations incurred up to 30 June 2006.
The provision is updated annually to take account of inflation, the time value of money and any new environmental obligations incurred. The discount rate applied in fiscal 2006 changed to 7.5 per cent (2005: 11 per cent) for the South African operations,
5.5 per cent (2005: 5.5 per cent) for Ghana, 6 per cent (2005: 5 per cent) for Australia and 17 per cent (2005: not applicable) for
Venezuela. The rates of inflation used in fiscal 2006 also changed from the previous year to 4.5 per cent (2005: 7.5 per cent) for South
Africa, 3.5 per cent (2005: 3 per cent) in Ghana, 3 per cent (2005: 3 per cent) in Australia and 12 per cent (2005: not applicable) in
Venezuela. The inflation adjustment for fiscal 2006 was R39 million compared with R44 million in fiscal 2005 and the interest adjustment for fiscal 2006 was R16 million compared with R19 million in fiscal 2005.
During fiscal 2006, additional provisions were raised for new disturbances at Driefontein of R16 million, at Kloof of R23 million, at
Beatrix of R34 million, at Tarkwa of R11 million and at St Ives of R7 million giving total additional provisions of R91 million. During fiscal 2005, additional provisions of R98 million were raised for new disturbances at Tarkwa of R2 million, at St Ives of R91 million and at Agnew of R5 million.
The South African operations contribute to a dedicated environmental trust fund to provide financing for final closure and rehabilitation costs. The amount invested in the fund is shown as a non-current asset in the financial statements and increased from
R389 million in fiscal 2005 to R484 million in fiscal 2006. The increase consists of contributions of R48 million and interest income of
R47 million. The South African operations will continue to contribute annually to the trust fund over the remaining lives of the mines, which should ensure that sufficient funds will be available to discharge commitments for future rehabilitation costs.
Gold Fields replaces Legacy Information Technology System GG025 with mySAP ERP
SAP was implemented on the South African Operations on 1 February 2006 for the processing of Financials, Material Management,
Costing, Projects and Data Warehouse reporting and has successfully been running live since then. The project was delivered within budget (total cost of R35 million) and on schedule and the project team must be congratulated for a job well done.

The financial year-end was finalised within time and without any problems despite the recent implementation of SAP. Operational issues and problems are well managed through a defined support team in Shared Services and our IT outsource partner, IBM. The focus for the coming year is to drive full value out of the system and to ensure that all system controls and changes are implemented according to Sarbanes-Oxley. Consideration will also be given to identifying other areas of the business where SAP would be of benefit.
A decision has been taken to implement SAP on all of the International Operations in due course, with the Venezuelan operation being the first site to be converted.
Sarbanes-Oxley
Subject to minor exceptions, Gold Fields has achieved Sarbanes-Oxley readiness at the end of fiscal 2006 in all significant geographical locations, except for Choco 10, which is a recent acquisition. The objective at this site is to complete readiness by the end of the first quarter of fiscal 2007.
Management has implemented a self-assessment programme and operating effectiveness testing for fiscal 2007, the first year of
Sarbanes-Oxley compliance for the company, being a Foreign Private Issue with testing of key controls scheduled throughout the forthcoming year, with remediation of deficiencies where applicable. This should enable the Group to achieve compliance with
Sarbanes-Oxley requirements as at 30 June 2007.
Nicholas J Holland
1 September 2006
MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS
(continued)

DIRECTORS’ REPORT
The directors have pleasure in submitting their report and the annual financial statements of the company and the Group for the year ended 30 June 2006.
Proﬁle
Business of the company
Gold Fields Limited is the fourth largest gold producer with mining operations in Australia, Ghana, South Africa and Venezuela. In
addition, it prospects for gold and other precious metals worldwide.
Financial results
The financial results for the year ended 30 June 2006 are set out in the financial statements and a full commentary thereon is provided in the management’s discussion and analysis of the financial statements on pages 109 to 122.
The management’s discussion and analysis is not required to be audited and is therefore not covered by the audit report.
Compliance with financial reporting standards
The Gold Fields Group annual financial statements comply with International Financial Reporting Standards, South African
Statements of Generally Accepted Accounting Practice, the South African Companies Act and the JSE Limited Listings Requirements
(JSE Listings Requirements).
Reporting in United States dollars
To assist international investors, the income statement, balance sheet and cash flow statement of the Group have been translated into United States dollars on pages 144 to 173.
Share Capital
Authorised
There was no change in the authorised share capital of the company in the year under review. The authorised share capital of Gold
Fields is R500,000,000 in 1,000,000,000 shares of 50 South African cents each.
The following are the movements in the issued and unissued share capital for the year ended 30 June 2006:
Issued shares
2006
2005
No of shares
Rand
No of shares
Rand
At the beginning of the year
492,294,226
246,147,113
491,492,520
245,746,260
Shares repurchased and cancelled
(1,000,000)
(500,000)
–
–
Exercise of options by participants in
the Gold Fields incentive schemes
3,530,497
1,765,249
801,706
400,853
At 30 June
494,824,723
247,412,361
492,294,226
246,147,113
In terms of the authority granted by shareholders at the annual general meeting held on 17 November 2005, all of the authorised but unissued share capital remaining at that date, after setting aside so many ordinary shares as may be required to be allotted and issued pursuant to the share incentive schemes, are placed under the control of the directors. This authority expires at the next annual general meeting where shareholders will be asked to renew this authority.
In terms of the JSE Listings Requirements, shareholders may, subject to certain conditions, authorise the directors to issue the shares held under their control for cash other than by means of a rights offer to shareholders. In order that the directors of the company may be placed in a position to take advantage of favourable circumstances which may arise for the issue of such shares for cash, without restriction, for the benefit of the company, shareholders will be asked to consider an ordinary resolution to this effect at the forthcoming annual general meeting.
Repurchase of shares
The company has exercised the general authority granted to buy back shares from its issued ordinary share capital granted at the annual general meeting held on 17 November 2005, as shown in the table above. At the next annual general meeting, shareholders will be asked to renew the general authority for the acquisition by the company, or a subsidiary of the company, of its own shares.

Listings
The abbreviated name under which the company is listed on the JSE Limited (JSE) is “GFIELDS” and the short code is GFI. The company, which is the sole listed entity of the Group, also has a secondary listing on the following stock exchanges:
• London Stock Exchange;
• Swiss Exchange; and
• Euro next in Paris and Brussels.
American depository receipt listed on the New York Stock Exchange (ADR)
At 30 June 2006, the company had in issue through The Bank of New York on the New York Stock Exchange (NYSE), 130,515,023 (2005:
140,515,023) American Depository Receipts (ADRs). Each ADR is equal to one ordinary share.
The GF Management Incentive Scheme
At the annual general meeting on 10 November 1999, shareholders approved the adoption of the GF Management Incentive Scheme to substitute the scheme in place prior to the reverse takeover of Driefontein by Gold Fields in 1999. This scheme was introduced to provide an incentive for certain officers and employees of the Group to acquire shares in the company.
Details of the scheme are as follows:
Number
Average option
of shares
price (cps)
Outstanding at 1 July 2005
11,140,451
6,691
Movement during the year:
• Granted during the year
360,500
10,230
• Exercised and released
(3,530,497)
5,296
• Forfeited
(1,009,094)
7,650
• Cancelled
(12,800)
7,086
Outstanding at 30 June 2006
6,948,560
7,581
The details of the executive directors’ participation in the above scheme is detailed on page 127.
The directors are authorised to issue, allot and grant options to acquire up to a maximum of 22,791,830 ordinary shares in the unissued share capital of the company in terms of the incentive scheme. At 30 June 2006, this represented 4.61 per cent of shares in issue. The unexercised options under the scheme represented 1.40 per cent of shares in issue as at 30 June 2006.
The salient features of the scheme are that:
• It comprises of only share options;
• A third of the total share option grant vests upon the second, third and fourth anniversaries of the grant date; and
• Share options expire no later than seven years from the grant date.
No further allocations of options under this Scheme will be made in view of the introduction of the Gold Fields Limited 2005
Share Plan (see below).
The GF Non-executive Director Share Plan
At the annual general meeting on 31 October 2001, shareholders approved a resolution to proceed with the allocation of options to non-executive directors. As a result, each non-executive director has been allocated the options detailed on page 127.
The salient features of the scheme are as follows:
• Share options vest one year after allocation;
• 10,000 share options will be issued annually to non-executive directors provided there is 75 per cent attendance at meetings; and
• Share options will be forfeited 30 days after directors leave the board.
DIRECTORS’ REPORT
(continued)

No further allocations of options under this Plan will be made in view of the introduction of the Gold Fields Limited 2005 Non-executive
Share Plan (see below).
Gold Fields Limited 2005 Share Plan
At the annual general meeting on 17 November 2005, shareholders approved the adoption of the Gold Fields Limited 2005 Share Plan to replace the GF Management Incentive Scheme approved in 1999. The Plan provides for two methods of participation, namely the
Performance Allocated Share Appreciation Rights Method (SARS) and the Performance Vesting Restricted Share Method (PVRS). This
plan seeks to attract, retain, motivate and reward participating employees on a basis which seeks to align the interests of such employees with those of the company’s share owners.
The salient features of the Plan are as follows:
• PVRS and SARS will be offered to participants once a year during March;
• PVRS are performance-related shares, granted at zero cost;
• The PVRS will vest and be settled on the third anniversary of the grant date; and
• The SARS will vest on the third anniversary of the grant date, but may be exercised between the third and sixth anniversary of the grant date.
Gold Fields Limited 2005 Non-executive Share Plan
At the annual general meeting on 17 November 2005, shareholders approved the adoption of the Gold Fields Limited 2005 Non-
executive Share Plan to replace the GF Non-executive Director Share Plan approved in 2001. The 2005 Non-executive Plan provides for the award of restricted shares to non-executive directors that ordinarily vest after a period of three years from the award thereof.
The 2005 Non-executive Plan seeks to provide non-executive directors of the company with the opportunity to acquire an interest in the equity of the company on a basis which aligns their interests with those of the company’s share owners, thereby providing such non-executive directors with a further incentive to advance the company’s interests.
The salient features of the Plan are as follows:
• Restricted shares are to be granted annually; and
• Shares will vest and be settled on the third anniversary of the award date.
Options issued under the Gold Fields Limited 2005 Share Plan and 2005 Non-executive Share Plan
Performance- Share
related            Appreciation
(PVRS) Rights (SARS)
At 1 July 2005 – –
Movements during the year:
• Granted 463,500 1,000,150
• Exercised (99) (437)
• Forfeited (6,701) (20,463)
At 30 June 2006 456,700 979,250
The details of the executive directors’ participation in the above scheme are detailed on page 127.
The directors are authorised to issue and allot all or any of such shares required for the plans, but in aggregate with the other schemes, may not exceed 5% of the total issued ordinary shares in the capital of the company.

Directorate
Composition of the board
The board currently consists of two executive directors and 11 non-executive directors of which 10 are independent.
The following changes in directorate occurred during the year under review:
Director
Nature of change
Date of change
Christopher Thompson
Retired
17 November 2005
Gordon Parker
Retired
17 November 2005
Bernard van Rooyen
Retired
17 November 2005
Sergei Stefanovich
Resigned
16 March 2006
Michael Sosnovski
Resigned
16 March 2006
John Hopwood
Appointed
15 February 2006
Donald Ncube
Appointed
15 February 2006
Directors retiring in terms of the company’s articles of association are J G Hopwood, D M J Ncube, I D Cockerill, N J Holland,
J G Gerwel, R L Pennant-Rea and being eligible, are available for re-election.
The board of directors of various subsidiaries of Gold Fields comprise some of the executive officers and one or both of the executive directors, where appropriate.
Interest of directors
As at 30 June 2006, the directors’ beneficial and non-beneficial, direct and indirect interest in the issued share capital of the company was 0.086 per cent (2005: 0.084 per cent) in aggregate and per directors, no one director individually exceeds one per cent of the issued share capital or voting control of the company.
Beneficial
Non-beneficial
Direct
Indirect
Direct
Indirect
Director
2006
2005
2006
2005
2006
2005
2006
2005
Alan J Wright
68,582
68,582
67,108
67,108
–
–
–
–
Ian D Cockerill
–
–
62,000
62,000
–
–
–
–
Nicholas J Holland
–
–
–
–
–
–
–
–
Kofi Ansah
–
–
–
–
–
–
–
–
Michael J McMahon
–
–
–
–
–
–
–
–
Patrick J Ryan
–
–
–
–
–
–
–
–
Tokyo M G Sexwale
–
–
–
–
–
–
–
–
Chris I von Christierson
–
–
–
–
–
–
–
–
Jakes G Gerwel
–
–
–
–
–
–
–
–
Rupert L Pennant-Rea
–
–
–
–
–
–
–
–
Artem Grigorian
–
–
–
–
–
–
–
–
John G Hopwood
15,000
–
–
–
–
–
–
–
Donald M J Ncube
–
–
–
–
–
–
–
–
Bernard van Rooyen
–
–
59,276
59,276
–
–
–
–
Chris Thompson
155,000
155,000
–
–
–
–
Total
223,582           223,582            188,384         188,384
–
–
–
–
At the date that this annual report was prepared, none of the current directors of the Group has disposed of any of the shares held by them as at 30 June 2006, nor had they acquired any additional shares.
The company has not entered into any contracts of service, other than the service contracts with the executive directors of the company.
DIRECTORS’ REPORT
(continued)

Directors’ Equity-settled Instruments
The directors held the following equity-settled instruments at 30 June 2006:
Equity-
Equity-settled                   Equity-settled
instruments Equity-settled
settled instruments instruments granted exercised during instruments at 30 June 2005 during the year this year at 30 June 2006
Average Average
Average                              strike
Average
#
Benefit strike
strike          Number
price price arising price
Name of director Number price (cents) (cents) Number
(cents)    (R’million)
Number (cents)
Alan J Wright 55,000 6,841 3,000* – 58,000 6,487
Ian D Cockerill 753,400 5,467 37,400 6,532 270,000 11,245 24.5 520,800 7,295
Nicholas J Holland 398,500 4,722 21,150 6,842 207,000 10,825 17.9 212,650 7,474
Kofi Ansah 6,700 6,859 3,000* – – – – 9,700 4,738
Michael J McMahon 51,000 7,034 3,000* – 21,000 10,744 1.3 33,000 8,091
Patrick J Ryan 45,000 7,390 3,000* – 25,000 12,349 1.7 23,000 8,627
Tokyo M G Sexwale 27,700 8,171 3,000* – – – – 30,700 7,373
Chris I von Christierson 30,000 8,900 3,000* – 10,000 6,895 0.9 23,000 8,627
Jakes G Gerwel 25,000 8,479 3,000* – 25,000 15,400 1.7 3,000 –
Rupert L Pennant-Rea 25,000 8,479 3,000* – – – – 28,000 7,571
Artem Grigorian – – – – – – – – –
John G Hopwood – – – – – – – – –
Donald M J Ncube – – – – – – – – –
Gordon R Parker** 55,000 6,841 3,000* – 55,000 10,076 1.7 3,000 –
Christopher
M T Thompson**
310,000 4,887 3,000* – 310,000 10,228 17.7 3,000 –
Bernard R van Rooyen** 55,000 6,859 3,000* – 55,000 9,921 1.8 3,000 –
1,837,300 6,245 91,550 978,000 950,850
* Restricted shares awarded in terms of the Gold Fields Limited 2005 Non-executive Share Plan.
#
Benefit to individuals prior to taxation.
** Directors who retired during the year under review.
A register of detailed equity-settled instruments outstanding by tranche is available for inspection at the company’s registered office.
The equity-settled instrument terms are detailed on pages 124 and 125.
Directors’ Fees
In terms of the articles of association the fees for services as non-executive directors are determined by the company in general meeting.

Directors’ Emoluments
The following table records the emoluments paid to each director during the year:
Pension
Scheme
Board fees
Travel
Total
Directors’       Committee
allowance
#
Total
contri-
fees
fees     (18 months)
Salary
Bonus*
butions
2006**
2005**
Executive
I D Cockerill
–
–
–
4,130,031
2,600,000
634,616
7,364,647
6,180,085
N J Holland
–
–
–
2,408,736
2,300,000
384,912
5,093,648
4,132,231
Non-executive
Alan J Wright
703,125
83,500
48,000
834,625
490,300
Kofi Ansah
181,250
67,500
225,600
474,350
272,625
Michael J McMahon
181,250
155,416
48,000
384,666
446,225
Patrick J Ryan
181,250
139,000
201,600
521,850
402,350
Tokyo M G Sexwale
181,250
94,125
48,000
323,375
241,125
Chris I von Christierson
173,125          136,750           177,600
487,475
383,350
Jakes G Gerwel
148,750
65,750
48,000
262,500
377,975
Rupert L Pennant-Rea
181,250
110,125
153,600
444,975
324,350
Artem
Grigorian
181,250            49,625            24,000
254,875
–
John G Hopwood
45,625
40,208
–
85,833
–
Donald M J Ncube
45,625
34,625
–
80,250
–
Gordon R Parker
78,125
59,500
168,000
305,625
368,200
M A Sosnoski
65,833
13,208
28,800
107,842
–
S Stefanovich
143,958
13,208
100,800
257,967
–
Chris M T Thompson
380,556
168,000
548,556
1,200,000
Bernard R van Rooyen
78,125
72,375
48,000
198,500
380,750
Total
2,950,347         1,134,916        1,488,000         6,538,767
4,900,000
1,019,528
18,031,558
15,199,566
*
Bonuses for F2005 performance, paid in F2006.
**
As the executive directors’ emoluments are payable partly in US dollars in terms of an agreement with one of the company’s offshore subsidiaries, the directors’
emoluments in rand will be affected by fluctuations in the exchange rate.
#
A travel allowance was introduced for the non-executive directors, with effect from 1 January 2005, and was approved at the AGM held on 17 November 2005. The payments shown are for an 18-month period.
The company’s remuneration policy is determined by the Compensation Committee, which over the past year has utilised appropriate external advice in evaluating and setting this policy.
Gold Fields’ remuneration philosophy is aimed at attracting and retaining motivated high-calibre executives aligned with the interests of shareholders. Such alignment is achieved through an appropriate mix of ﬁxed and performance-based remuneration which provides for high performers to be well-rewarded.
Executives are paid gross remuneration packages (GRP), which include all ﬁxed elements of remuneration, with the exception of a standard 24 working days’ leave per annum, with the company having no contingent retirement or medical liabilities. A portion of the
ﬁxed remuneration of executives with international responsibilities is paid in US dollars. Increases are determined, usually effective
January each year, by the Compensation Committee informed by remuneration surveys to which the company subscribes and independent advice, where necessary.
The short-term incentive is an annual incentive bonus in terms of which the executive directors are able to earn bonuses of 50 per cent of their GRPs for on-target performance. This incentive bonus could increase above 50 per cent due to specific out-performance.
Incentive bonuses are based on targets approved in advance by the Compensation Committee, comprising corporate, operational and personal objectives. In the case of the chief executive, 70 per cent of his incentive is based on corporate objectives. In other cases

DIRECTORS’ REPORT
(continued)

corporate and operational objectives (where applicable) comprise 35 per cent to 70 per cent of the incentive with personal objectives making up the balance. In F2006, the weighted average incentive bonus paid to members of the executive team (excluding executive directors, details of which are shown above) was 43.8 per cent of GRP.
The corporate objectives comprise three elements. 45 per cent of the corporate objective relates to the relative performance of the
Gold Fields share price against the average performance of the AngloGold Ashanti and Harmony share prices over the year in question. The remaining corporate objectives, as measured against the operational plan approved by the board, relate to cash costs per ounce produced (30 per cent) and total gold produced (25 per cent).
Operational objectives are measured against the operational plans approved by the board and cover safety, production, costs and progress in developing long-term ore reserves. Personal objectives are developed each year for each executive based on key performance areas and are approved at the beginning of each year by the Compensation Committee. Performance against these objectives is reviewed by the Compensation Committee at the end of the year.
Long-term incentives are catered for in the GF Management Incentive Scheme, which was replaced during the year by The Gold
Fields Limited 2005 Share Plan. Details of the various equity-settled instrument schemes are found on pages 124 to 126.
The fees for non-executive directors are dealt with by a special non-executive remuneration committee comprising of independent external parties. Proposed changes to the fees payable to non-executive directors are set out in the notice of the annual general meeting which accompanies this report. Non-executive directors also participate in a non-executive share plan, which provides for an annual allocation of share options to non-executive directors. These options vest after one year and have a life of ﬁve years.
The plan is administered by a committee comprising the chief executive and two other nominees of the chief executive, none of whom may be participants under the scheme.
As is the case with the executive share scheme, the non-executive share plan was superseded during the year by The Gold Fields Limited
2005 Non-executive Share Plan (the Non-executive Plan) which was also approved by shareholders in November 2005.
The Non-executive Plan provides for the annual award of restricted shares to the non-executive directors holding office during the preceding financial year. The shares are released three years after the award was made. The first awards made under the Non-executive
Plan were approved by shareholders at the annual general meeting and are set out on page 127. Proposed awards for 2006, for approval by shareholders, are set out in the notice of the annual general meeting on page 194.
Directors’ and officers’ disclosure of interests in contracts
During the year under review, no contracts were entered into in which directors and officers of the company had an interest and which significantly affected the business of the Group. The directors had no interest in any third party or company responsible for managing any of the business activities of the Group.
Financial Affairs
Dividend policy
The company’s dividend policy is to declare an interim and final dividend in respect of each financial year, based on 50 per cent of the earnings for the year before taking account of investment opportunities and after excluding impairments. Earnings are adjusted to exclude unrealised gains and losses on financial instruments and foreign debt, but adjusted to include cash payments and receipts in relation to such underlying financial instruments.
Interim dividend
On Thursday, 26 January 2006, the company declared an interim cash dividend of 40 SA cents per ordinary share (2005: 30 SA cents)
to shareholders reflected in the register of the company on Friday, 10 February 2006.
This dividend was paid on Monday, 20 February 2006.
Final dividend
On Thursday, 3 August 2006, the company declared a final cash dividend of 110 SA cents per ordinary share (2005: 40 SA cents) to shareholders reflected in the register of the company on Friday, 18 August 2006. The dividend was declared in the currency of the
Republic of South Africa.
This dividend was paid on Monday, 28 August 2006.

The dividend resulted in a total dividend of 150 SA cents per share for the year, with the final dividend being accounted for in 2007.
Borrowing powers
In terms of the provisions of article 12.1 of the articles of association, the borrowing powers of the company are unlimited.
Fixed Assets
Capital expenditure
Capital expenditure for the year amounted to R1,862 million (2005: R2,164 million). Estimated capital expenditure for the 2007 financial year is R4,265 million and will be funded from internal sources and, to the extent necessary, borrowings.
Investments
Disposals
During the year under review, the major disposals included the following:
• Committee Bay Joint Venture – R30 million proceeds; and
• African Eagle Resources Plc – R9 million proceeds.
Acquisitions
R1,046 million of investments were made during the year which included investments in the following:
• Western Areas Gold Mining Company Limited – R854 million;
• Sino Gold Limited – R156 million;
• Medoro Resources Limited – R19 million; and
• Avoca Resources Limited – R4 million.
On 24 March 2006, Gold Fields entered into a transaction with North American Palladium Limited (NAP), in terms of which NAP was granted an option to earn a 60 per cent undivided interest (and operatorship) in the company’s owned held Artic Platinum Project in
Finland. The option will vest upon NAP satisfying the following conditions on or before June 2008:
• Completing a rescoping study, exploration programme and feasibility at a cost of US$12.5 million;
• Making a decision to develop a mine at the Project; and
• Paying Gold Fields up US$45 million through the issuance of NAP common shares.
At Gold Fields’ election, the interest to be earned by NAP can be reduced to 50 per cent, in which case the consideration mentioned in the third condition will be reduced by 20%.
Pursuant to an agreement reached on 15 July 2005 between Bolivar Gold Corp (Bolivar), the previous holder of the interest in the
Choco 10 concession, and CVG Ferrominera del Orinoco, C.A. (CVG), Bolivar increased its interest in the Choco 10 mine from 70 per cent to 95 per cent. In consideration for such increased shareholding, Bolivar agreed to pay an amount of US$6 million to CVG payable in instalments. The Ministry of Basic Industries and Mines (MIBAM), who was intimately involved in the negotiation and sign-off of the agreement, has not formally executed such agreement. This is mainly due to the fact that there have been several management changes within the MIBAM which have delayed the process. Nevertheless, Gold Fields’ counsel has indicated that from a legal perspective, the parties do not require further authorisations from MIBAM and that Gold Fields validly owns a 95 per cent interest in the Choco 10 mine. Certain procedural steps, including the formal transfer of shares to Gold Fields evidencing such ownership, are expected to be commenced shortly.
Significant announcements
19 October 2005:
North American Palladium and Gold Fields announced that the companies had entered into a letter of intent to form a joint venture to further explore mining properties and develop a mine at the Artic Platinum Project located in Finland.
DIRECTORS’ REPORT
(continued)

21 November 2005:
The company announced its intention to combine Bolivar Gold with its International Asset Portfolio through a court approved plan of arrangement for a total cash consideration of approximately US$381 million.
12 January 2006:
Gold Fields announced that it had completed the acquisition of the Cerro Corona Project in Northern Peru, for the construction of the project expected to commence in February 2006, leading to first production towards the end of 2007.
21 February 2006:
The company announced that it had acquired an additional 7.8 million shares in Sino Gold Limited and following this acquisition,
Gold Fields holds approximately 14 per cent of Sino Gold Limited.
2 March 2006:
Bolivar Gold and Gold Fields announced that the Yukon Court of Appeal dismissed the appeal by Scion Capital et al of the decision of the
Yukon Supreme Court granting the approval of the previously announcement plan of arrangement, which had been filed and completed.
19 May 2006:
Gold Fields announced that it had acquired an additional 18.27 million Western Areas Limited shares, increasing its stake to
15.47 per cent.
12 July 2006:
Gold Fields announced that it had increased its stake in Western Areas Limited to 18.9 per cent.
Going Concern
The financial statements have been prepared using appropriate accounting policies, supported by reasonable judgements and estimates. The directors have reasonable belief that the company and the Group have adequate resources to continue as a going concern for the foreseeable future.
Property
The register of property and mineral rights is available for inspection at the registered office of the company during normal business hours.
Occupational Healthcare Services
As previously reported, occupational healthcare services are made available by Gold Fields to employees from its existing facilities.
There is a risk that the cost of providing such services could increase in the future depending upon changes in the nature of underlying legislation and the profile of employees. This increased cost, should it transpire, is currently indeterminate. The Group is monitoring developments in this regard.
Environmental Obligations
The Group has made provision in the ﬁnancial statements for environmental rehabilitation costs amounting to R1,079 million
(2005: R906 million). Cash contributions of R48 million (2005: R30 million) have been paid during the year to a dedicated trust fund created to fund these provisions with the total amounts invested at the year-end amounting to R484 million (2005: R389 million).
Special Resolutions Adopted by Subsidiary Companies
There were no special resolutions passed by subsidiary companies during the year under review that related to capital structure, borrowing powers, the object clause contained in the memorandum of association or any other material matter that affects the understanding of the company and its subsidiaries.
Restructure of the Mvela Group
Mvela Holdings (Pty) Limited (Mvela Holdings) entered into an agreement with Mvela Group Limited to re-acquire the latter’s 22,9 per cent shareholding in Mvela Resources Limited (Mvela Resources). In addition to the acquisition of approximately 6 per cent of the issued share capital of Mvela Resources from a third party pursuant to an agreement dated in or about December 2005, Mvela
Holdings has now become the largest shareholder of Mvela Resources. On 17 July 2006, Gold Fields, Mvela Resources, Mvela
Holdings and others entered into an agreement further amending the existing agreements relating to the Mvelaphanda Transaction,

including the Covenants Agreement and the Sponsor Support, Guarantee and Retention Agreement. In terms of these amendments,
Mvela Holdings has, among other things, undertaken to remain an HDSA company and to retain the HDSA status of Mvela Resources and Mvela Gold. Mr Sexwale and another have underwritten the above commitments of Mvela Holdings.
Litigation
There are no legal or arbitration proceedings in which any member of the Gold Fields Group is or has been engaged, including any such proceedings which are pending or threatened of which Gold Fields is aware, which may have, or have had during the 12 months preceding the date of this Annual Report 2006, a material effect on the Group’s financial position.
Administration
The office of company secretary of Gold Fields Limited was held by Mr C Farrel for the year under review. GFL Mining Services Limited continues to act as administrative, financial and technical advisors to the company.
Computershare Investor Services 2004 (Pty) Limited is the company’s South African transfer secretaries and Capita Registrars is the United Kingdom registrars of the company.
Auditors
PricewaterhouseCoopers Inc. will continue in office in accordance with section 270(2) of the Companies Act.
Subsidiary companies
Details of major subsidiary companies in which the company has a direct or indirect interest are set out on pages 180 and 181.
DIRECTORS’ REPORT
(continued)

ACCOUNTING POLICIES
The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.
1.
Basis of Preparation
The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting
Standards (IFRS), South African Statements of Generally Accepted Accounting Practice and the South African Companies Act.
The consolidated financial statements have been prepared under the historical cost convention, as modified by available-for-
sale financial assets, and financial assets and liabilities (including derivative instruments), which have been brought to account at fair value through profit or loss or through the fair value adjustment reserve under shareholders’ equity.
Change in accounting policies
IFRS 2 Shared-based payments
IFRS 2 requires the Group to recognise the cost of share-based payments. The Group adopted the transitional requirements of the standard by retrospectively applying the requirements of the standard to share options granted after 7 November 2002 but that had not vested by 1 July 2005. The effect of adopting this standard was an after-tax charge to earnings of R67,6 million
(F2005: R52,0 million). The adjustment for years prior to F2005 was R37,7 million. These adjustments had no tax impact.
The corresponding entry for the above adjustments was against shareholders’ equity within the share-based payment reserve.
As a result, earnings per share and diluted earnings per share were reduced. Earnings per share reduced by 14 cents
(F2005: 11 cents) and diluted earnings per share by 12 cents (F2005: 10 cents).
IAS 21 (revised) The effects of changes in foreign exchange rates
IAS 21 prescribes how to include foreign currency transactions and foreign operations in the financial statements of an entity and how to translate financial statements into a presentation currency. During the year, the Group assessed the functional currencies of its material foreign operations in accordance with the standard. This review resulted in a change in the functional currency of Gold Fields Holdings Company (BVI) Limited from US dollar to South African rand. The effect of the change in functional currency was to include in earnings a net after-tax translation gain of R37,1 million in F2006. The effect on prior years was not material.
Standards, interpretations and amendments to published standards effective in fiscal 2006
The following relevant standards, amendments and interpretations to standards are mandatory for the Group’s accounting periods beginning on or after 1 July 2005:
Revised standards:
IAS 1 Presentation of financial statements;
IAS 2 Inventories;
IAS 8 Accounting policies, changes in accounting estimates and errors;
IAS 10 Events after the balance sheet date;
IAS 16 Property, plant and equipment;
IAS 17 Leases;
IAS 21 The effects of changes in foreign exchange rates;
IAS 24 Related party disclosures;
IAS 27 Consolidated and separate financial statements;
IAS 28 Investments in associates;
IAS 31 Interests in joint ventures;
IAS 32 Financial instruments: disclosure and presentation;
IAS 33 Earnings per share;
IAS 36 Impairment of assets;
IAS 38 Intangible assets;
IAS 39 Financial instruments: recognition and measurement;
IAS 39 (Amendment) Transition and initial recognition of financial assets and financial liabilities; and
SIC 12 (Amendment) Consolidation: Special Purpose Entities.

New standards and interpretations:
IFRS 2 Share-based payments;
IFRS 4 Insurance contracts; and
IFRIC 1 Changes in existing decommissioning, restoration and similar liabilities.
These standards, interpretations and amendments did not have a material effect on the Group except as noted in the change in accounting policies above.
Standards, interpretations and amendments to published standards that are not yet effective
Certain new standards, amendments and interpretations to existing standards have been published that apply to the Group’s accounting periods beginning on 1 July 2006 or later periods but have not been early adopted by the Group except for IFRIC 4
Determining whether an arrangement contains a lease. The early adoption of this standard did not have a material impact on the Group. The standards, amendments and interpretations not early adopted by the Group are:
IAS 1 (Amendment) Presentation of Financial Statements: Capital Disclosures (1 January 2007);
IAS 21 (Amendment) Net Investment in a Foreign Operation (1 December 2005);
IAS 19 (Amendment) Employee Benefits (1 January 2006);
IAS 39 (Amendment) Cash Flow Hedge Accounting of Forecast Intragroup Transactions (1 January 2006);
IAS 39 (Amendment) The Fair Value Option (1 January 2006);
IAS 39 and IFRS 4 (Amendment) Financial Guarantee Contracts (1 January 2006);
IFRS 1 (Amendment) First-time Adoption of International Financial Reporting Standards (1 January 2006);
IFRS 6 (Amendment) Exploration for and Evaluation of Mineral Resources (1 January 2006);
IFRS 7 Financial Instruments: Disclosures (1 January 2007);
IFRIC 5 Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds (1 January 2006);
IFRIC 6 Liabilities arising from Participating in a Specific Market: Waste Electrical and Electronic Equipment (1 December 2005);
IFRIC 7 Applying the restatement approach under IAS 29 Financial Reporting in Hyperinflationary Economies (1 March 2006);
IFRIC 8 Scope of IFRS 2 (1 May 2006);
IFRIC 9 Reassessment of Embedded Derivatives (1 June 2006); and
AC 503 Accounting For Black Economic Empowerment (BEE) Transactions (April 2006).
Management is currently reviewing the impact of these standards on the Group.
Significant accounting judgements and estimates
Use of estimates: The preparation of the financial statements requires the Group’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience, current and expected economic conditions, and in some cases actuarial techniques. Actual results could differ from those estimates.
The more significant areas requiring the use of management estimates and assumptions relate to mineral reserves that are the basis of future cash flow estimates and depreciation and amortisation calculations; environmental, reclamation and closure obligations; estimates of recoverable gold and other materials in heap leach pads; and asset impairments, write-downs of inventory to net realisable value, the fair value and accounting treatment of derivative financial instruments and deferred taxation.
Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.
The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.
ACCOUNTING POLICIES
(continued)

Carrying value of property, plant and equipment
All mining assets are amortised using the units-of-production method where the mine operating plan calls for production from proved and probable mineral reserves.
For mobile and other equipment, the straight-line method is applied over the estimated useful life of the asset which does not exceed the estimated mine life based on proved and probable Mineral Reserves as the useful lives of these assets are considered to be limited to the life of the relevant mine.
The calculation of the units-of-production rate of amortisation could be impacted to the extent that actual production in the future is different from current forecast production based on proved and probable Mineral Reserves. Production would be impacted by any changes in any of the factors or assumptions used in estimating Mineral Reserves. These factors could include:
• Changes in proved and probable Mineral Reserves caused by variances in grade and volumes of Mineral Reserves may vary significantly from time to time;
• Differences between actual commodity prices and commodity price assumptions;
• Unforeseen operational issues at mine sites;
• Changes in capital, operating, mining, processing and reclamation costs, discount rates and foreign exchange rates; and
• Changes in mineral reserves could similarly impact the useful lives of assets depreciated on a straight-line basis, where those lives are limited to the life of the mine.
The recoverable amounts of property, plant and equipment have been determined based on the higher of value-in-use calculations and fair values. These calculations require the use of estimates and assumptions. It is reasonably possible that the gold price assumption may change which may then impact our estimated life-of-mine determinant and may then require a material adjustment to the carrying value of property, plant and equipment.
The Group reviews and tests the carrying value of assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. Assets are grouped at the lowest level for which identifiable cash flows are largely independent of cash flows of other assets and liabilities (cash generating units). If there are indications that impairment may have occurred, estimates are prepared of expected future cash flows of each group of assets. Expected future cash flows used to determine the value in use of property, plant and equipment are inherently uncertain and could materially change over time. They are significantly affected by a number of factors including reserves and production estimates, together with economic factors such as spot and future gold prices, discount rates, foreign currency exchange rates, estimates of costs to produce reserves, future capital expenditure and a market multiple. The Group’s market multiple is determined on a pre-tax basis with reference to the market price of Gold Fields relative to the Group’s net asset value.
The carrying amount of property, plant and equipment at 30 June 2006 was R23,175 million (2005: R16,960 million).
Income taxes
The Group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.
The Group recognises the net future tax benefit related to deferred income tax assets to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future. Assessing the recoverability of deferred income tax assets requires the Group to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction.
To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Group to realise the net deferred tax assets recorded at the balance sheet date could be impacted.
Additionally, future changes in tax laws in the jurisdictions in which the Group operates could limit the ability of the Group to obtain tax deductions in future periods.

Carrying values at 30 June 2006:
Deferred taxation liability: R5,107 million (2005: R3,250 million)
Normal taxation liability: R348 million (2005: R121 million)
Provision for environmental rehabilitation costs
The Group’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The Group recognises management’s best estimate for asset retirement obligations in the period in which they are incurred. Actual costs incurred in future periods could differ materially from the estimates. Additionally, future changes to environmental laws and regulations, life-of-mine estimates and discount rates could affect the carrying amount of this provision. Such changes in Mineral Reserves could similarly impact the useful lives of assets depreciated on a straight-line basis, where those lives are limited to the life-of-mine.
The carrying amounts of the rehabilitation obligations at 30 June 2006 were R1,079 million (2005: R906 million).
Stockpiles, gold-in-process and product inventories
Costs that are incurred in or benefit the productive process are accumulated as stockpiles, gold-in-process, ore on leach pads and product inventories. Net realisable value tests are performed at least annually and represent the estimated future sales price of the product based on prevailing and long-term metals prices, less estimated costs to complete production and bring the product to sale.
Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained gold ounces based on assay data, and the estimated recovery percentage based on the expected processing method. Stockpile tonnages are verified by periodic surveys.
Although the quantities of recoverable metal are reconciled by comparing the grades of ore to the quantities of gold actually recovered (metallurgical balancing), the nature of the process inherently limits the ability to precisely monitor recoverability levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time.
The carrying amount of inventories at 30 June 2006 was R1,168 million (2005: R873 million).
Financial instruments
The estimated fair value of derivatives is determined at discreet points in time based on the relevant market information. These estimates are calculated with reference to market rates using industry valuation techniques and appropriate models. The carrying values of derivative financial instruments at 30 June 2006 were R22 million (2005: R36 million).
Contingencies
By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events.
2.
Consolidation
2.1.
Subsidiaries
Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights.
The Group financial statements consolidate the activities, assets and liabilities of the company and its subsidiaries.
Operating results of subsidiaries acquired or disposed of are included in the Group statements from the effective dates on which control is obtained or excluded from such statements as from the date on which control ceases.
The formation of the Group was accounted for using the pooling-of-interests method. Subsequent to the formation of the
Group, the purchase method of accounting is used to account for the acquisition of subsidiaries by the Group.
The cost of an acquisition is measured as the fair value of assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition.
Any excess or shortfall between the cost of acquisition and the fair value of the attributable net assets of subsidiaries at the date of acquisition is recorded as goodwill or negative goodwill. Goodwill is not amortised, but is tested for impairment on an annual basis. Negative goodwill is immediately accounted for in earnings.
ACCOUNTING POLICIES
(continued)

Inter-company transactions comprising unrealised gains and losses between Group companies are eliminated, unless such losses cannot be recovered. Inter-company balances are eliminated.
2.2.
Transactions and minority interests
The Group applies a policy of treating transactions with minority interests as transactions with parties external to the
Group. Disposals to minority interests result in gains and losses for the Group that are recorded in the income statement.
Purchases from minority interests result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary.
2.3
Associates
The equity method of accounting is used for an investment over which the Group exercises significant influence, but not control, and normally owns between 20 per cent and 50 per cent of the voting equity. Associates are equity accounted from the effective dates of acquisition to the effective dates of disposal.
Results of associates are equity accounted from their most recent audited annual financial statements or unaudited interim financial statements. Any losses of associates are brought to account in the consolidated financial statements until the investment in such associates is written down to a nominal amount. Thereafter, losses are accounted for only in so far as the Group is committed to providing financial support to such associates.
3.
Foreign Currencies
Functional and presentation currency
Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in South African rands, which is the company’s functional and presentation currency.
Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognised in the income statement.
Translation differences on available-for-sale equities are included in the revaluation reserve in equity.
Group companies
The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
Assets and liabilities are translated at the exchange rate ruling at year-end. Income statement items are translated at the average exchange rate for the year. Exchange differences on translation are accounted for in shareholders’ equity. These differences will be recognised in earnings upon realisation of the underlying operation.
On consolidation, exchange differences arising from the translation of the net investment in foreign operations (ie the reporting entity’s interest in the net assets of that operation), and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders’ equity. When a foreign operation is sold, exchange differences that were recorded in equity are recognised in the income statement as part of the gain or loss on sale.
Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at transaction date the closing rate.
4.
Property, Plant and Equipment
4.1.
Mine development and infrastructure
Mining assets, including mine development and infrastructure costs and mine plant facilities, are recorded at cost of acquisition.
Expenditure incurred to evaluate and develop new orebodies, to define mineralisation in existing orebodies, to establish or expand productive capacity, is capitalised until commercial levels of production are achieved, at which times the costs are amortised as set out below.
Development of orebodies includes the development of shaft systems and waste rock removal. These costs are capitalised until the reef horizons are intersected and commercial levels of production can be realised on a sustainable basis. Subsequent to this, costs are capitalised if the criteria for recognition as an asset are met. Access to individual orebodies exploited by the Group is limited to the time span of the Group’s respective mining leases.
Borrowing costs incurred in respect of assets requiring a substantial period of time to prepare for their intended future use are capitalised to the date that the assets are substantially completed.
4.2.
Mineral and surface rights
Mineral and surface rights are recorded at cost of acquisition. When there is little likelihood of a mineral right being exploited, or the value of mineral rights have diminished below cost, a write-down is effected against income in the period that such determination is made.
4.3.
Land
Land is shown at cost and is not depreciated.
4.4.
Non-mining assets
Non-mining assets are recorded at cost of acquisition. These assets include the assets of the mining operations not included in the previous categories and all the assets of the non-mining operations.
4.5.
Amortisation and depreciation of mining assets
Amortisation is determined to give a fair and systematic charge in the income statement taking into account the nature of a particular orebody and the method of mining that orebody. To achieve this, the following calculation methods are used:
•
Mining assets, including mine development and infrastructure costs, mine plant facilities and evaluation costs, are amortised over the lives of the mines using the units-of-production method, based on estimated proved and probable ore reserves above infrastructure.
•
Where it is anticipated that the mine life will significantly exceed the proved and probable reserves, the mine life is estimated using a methodology that takes account of current exploration information to assess the likely recoverable gold from a particular area. Such estimates are adjusted for the level of confidence in the assessment and the probability of conversion to reserves. The probability of conversion is based on historical experience of similar mining and geological conditions.
•
At certain of the Group’s operations, the calculation of amortisation takes into account future costs which will be incurred to develop all the proved and probable ore reserves.
Proved and probable ore reserves reflect estimated quantities of economically recoverable reserves, which can be recovered in future from known mineral deposits.
Certain mining plant and equipment included in mine development and infrastructure is depreciated on a straight-line basis over their estimated useful lives.
4.6.
Depreciation of non-mining assets
Other non-mining assets are recorded at cost and depreciated on a straight-line basis over their expected useful lives as follows:
•
Vehicles, 20 per cent
•
Computers, 33.3 per cent
•
Furniture and equipment, 10 per cent
4.7.
Mining exploration
Expenditure on advances to companies solely for exploration activities, prior to evaluation, is charged against income until the viability of the mining venture has been proven. Expenditure incurred on exploration “farm-in” projects is written off until an ownership interest has vested. Exploration expenditure to define mineralisation at existing orebodies is considered mine development costs and is capitalised until commercial levels of production are achieved.
Exploration activities at certain of the Group’s International Operations are broken down into defined areas within the mining lease boundaries. These areas are generally defined by structural and geological continuity. Exploration costs in
ACCOUNTING POLICIES
(continued)

these areas are capitalised to the extent that specific exploration programmes have yielded targets and/or results that warrant further exploration in future years.
4.8.
Impairment
Recoverability of the carrying value of the long-term mining assets of the Group, is reviewed whenever events or changes in circumstances indicate that such carrying amount may not be recoverable, and annually at the end of the fiscal year.
To determine whether a long-term mining asset may be impaired, the higher of “value in use” or “fair value less cost to sell” is compared to carrying value to determine whether a long-term mining asset may be impaired.
An area-of-interest is defined by the Group as its lowest level of identifiable cash flows, generally an individual operating mine, including mines which are part of a larger mine complex. The costs attributable to individual shafts of a mine are written off if the shaft is closed.
Exploration targets in respect of which costs have been capitalised at certain of the Group’s International Operations, operations are evaluated on an annual basis to ensure that these targets continue to support capitalisation of the underlying costs. Those that do not are written off.
Management’s estimate of future cash flows is subject to risk and uncertainties. It is therefore reasonably possible that changes could occur which may affect the recoverability of the Group’s mining assets.
When any infrastructure is closed down during a year, any carrying value attributable to that infrastructure is written off.
4.9.
Leases
Operating leases are charged against income as incurred.
5.
Goodwill
Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net assets of the acquired subsidiary/associate at the date of acquisition. At each balance sheet date, the Group assesses whether there is any indication of impairment to goodwill. A write-down is made if the carrying amount exceeds the recoverable amount. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.
Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-
generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose.
6.
Waste Normalisation or Deferred Stripping
At the Group’s Australian open pit operations, costs are accounted for in the income statement using the waste normalisation method. The objective of this method is to provide that every ounce mined from the relevant pit bears its equal pro-rata share of the total in-pit waste removal cost, expected to be incurred over the life of the pit. In-pit waste removal costs are expensed to the income statement by determining the ratio of ounces mined in each period to total proved and probable reserve ounces expected to be recovered from the pit to the total expected in-pit and applying this waste removal costs to be incurred over the life of the pit. The resultant asset or liability created by the timing difference between costs incurred and costs expensed is recorded in the balance sheet as a current asset or liability.
7.
Deferred Taxation
Deferred taxation is provided in full, using the liability method, on temporary differences existing at each balance sheet date between the tax values of assets and liabilities and their carrying amounts. Future anticipated effective tax rates are used in the determination of deferred taxation.
These temporary differences are expected to result in taxable or deductible amounts in determining taxable profits for future periods when the carrying amount of the asset is recovered or the liability is settled. The principal temporary differences arise from depreciation on property, plant and equipment, provisions, unutilised capital allowances, tax losses carried forward and interest charges.
Deferred tax assets relating to the carry forward of unutilised tax losses and/or unutilised capital allowances are recognised to the extent it is probable that future taxable profit will be available against which the unutilised tax losses and/or unutilised capital allowances can be recovered.
No provision is made for any potential taxation liability on the distribution of retained earnings by Group companies.

8.
Inventories
Inventories are valued at the lower of cost and net realisable value. Gold on hand represents production on hand after the smelting process. Due to the different nature of the Group’s International Operations, gold-in-process for such operations represents either production in broken ore form or production from the time of placement on heap leach pads. Mineral rights represent those rights not linked to any specific operation.
Cost is determined on the following basis:
•
Gold on hand and gold-in-process is valued using the weighted average cost. Cost includes production, amortisation and related administration costs.
•
Consumable stores are valued at weighted average cost, after appropriate provision for redundant and slow-
moving items.
Net realisable value is determined with reference to current market prices.
9.
Financial Instruments
Financial instruments recognised in the balance sheet include cash and cash equivalents, investments, trade and other receivables, borrowings, trade and other payables and derivative financial instruments. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.
9.1.
Investments
Investments comprise (i) investments in listed companies which are classified as available-for-sale and are accounted for at fair value, with unrealised holding gains and losses excluded from earnings and reported as a separate component of shareholders’ equity and are released to the income statement when the investments are sold; and (ii) investments in unlisted companies which are accounted for at cost since fair value cannot be measured reliably and are adjusted for write-downs where appropriate.
Purchases and sales of investments are recognised on the trade date, which is the date that the Group commits to purchase or sell the asset. Cost of purchase includes transaction costs. The fair value of listed investments is based on quoted bid prices.
Realised gains and losses are included in determining net income or loss. Unrealised losses are included in determining net income or loss where a significant decline in the value of the investment, other than temporary, has occurred.
Investments in subsidiaries are recognised at cost less accumulated impairment losses.
9.2.
Derivative financial instruments
The Group’s general policy with regards to its exposure to the dollar gold price is to remain unhedged. However, hedges are sometimes undertaken on a project specific basis as follows:
•
to protect cash flows at times of significant expenditure;
•
for specific debt servicing requirements; and
•
to safeguard the viability of higher cost operations.
The Group may from time to time establish currency and/or interest rate and/or commodity financial instruments to protect underlying cash flows.
On the date a derivative contract is entered into, the Group designates the derivative as (1) a hedge of the fair value of a recognised asset or liability (fair value hedge); (2) a hedge of a forecasted transaction (cash flow hedge); (3) a hedge of a net investment in a foreign entity, or (4) should the derivative not fall into one of the three categories above it is not regarded as a hedge.
Derivative financial instruments are initially recognised in the balance sheet at cost and subsequently at their fair value, unless they meet the criteria for the normal purchases normal sales exemption.
Changes in fair value of a derivative that is highly effective, and that is designated and qualifies as a fair value hedge, are recorded in earnings, along with the change in the fair value of the hedged asset or liability that is attributable to the hedged risk.
ACCOUNTING POLICIES
(continued)

Changes in fair value of a derivative that is highly effective, and that is designated as a cash flow hedge, are recognised directly in shareholders’ equity. Where the forecasted transaction or firm commitment results in the recognition of an asset or liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability. Amounts deferred in shareholders’ equity are included in earnings in the same periods during which the hedged firm commitment or forecasted transaction affects earnings.
Hedges of net investments in foreign entities are accounted for similarly to cash flow hedges.
Certain derivative transactions, while providing effective economic hedges under the Group’s risk management policies, do not qualify for hedge accounting. Changes in the fair value of derivatives that are not designated as hedges or that do not qualify for hedge accounting are recognised immediately in the income statement.
Recognition of derivatives which meet the criteria for the normal purchases normal sales exception under IFRS 39 is deferred until settlement.
9.3
Cash and cash equivalents
Cash and cash equivalents comprise cash on hand, demand deposits and investments in money market instruments with an original maturity of less than three months.
The carrying amount of cash and cash equivalents is stated at cost, which approximates fair value.
Bank overdrafts are included within current liabilities in the balance sheet.
9.4.
Trade receivables
Trade receivables are carried at anticipated realisable value that is, original invoice amount less provision for impairment of these receivables. Estimates are made for impairments based on a review of all outstanding amounts at year-end.
Irrecoverable amounts are written off during the year in which they are identified.
10.  Provisions
Provisions are recognised when the Group has a present obligation, legal or constructive resulting from past events and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.
11.  Borrowings
Borrowings are recognised initially at fair value, net of transaction costs incurred, where applicable.
Interest payable on borrowings is recognised in the income statement over the term of the borrowings using the effective interest method. The debt component of the Mvela loan is determined using a market-related cost of debt. This amount is recorded as a liability and is amortised against actual payments made over the life of the loan. The balance of the Mvela loan is included in shareholders’ equity, inclusive of income tax effects.
Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.
12.  Environmental Obligations
Long-term environmental obligations are based on the Group’s environmental management plans, in compliance with current environmental and regulatory requirements.
Full provision is made based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to the balance sheet date. Increases due to additional environmental disturbances are capitalised and amortised over the remaining lives of the mines. These increases are accounted for on a net present value basis.
Annual increases in the provision relating to the change in the net present value of the provision and inflationary increases are accounted for in earnings.
The estimated costs of rehabilitation are reviewed annually and adjusted as appropriate for changes in legislation, technology or other circumstances. Cost estimates are not reduced by the potential proceeds from the sale of assets or from plant clean-
up at closure.

ACCOUNTING POLICIES
(continued)
For the South African operations annual contributions are made to a dedicated rehabilitation trust fund to fund the estimated cost of rehabilitation during and at the end of the life of the relevant mine. These annual contributions are calculated by dividing the unfunded rehabilitation liability by the remaining lives of the mines and such contributions are subject to prior approval by the Department of Minerals and Energy. The amounts contributed to this trust fund are included under non-
current assets. Interest earned on monies paid to rehabilitation trust funds is accrued on a time proportion basis and is recorded as interest income.
13.  Employee Benefits
13.1. Pension and provident funds
The Group operates a defined contribution retirement plan and contributes to a number of industry-based defined contribution retirement plans. The retirement plans are funded by payments from employees and Group companies.
Contributions to defined contributions funds are charged against income as incurred.
These funds are governed by the Pension Funds Act of 1956, as amended.
13.2. Post-retirement healthcare costs
Medical cover is provided through a number of different schemes. Post-retirement healthcare in respect of qualifying employees is recognised as an expense over the expected remaining service lives of the relevant employees. The Group has an obligation to provide medical benefits to certain of its pensioners and dependants of ex-employees. These liabilities have been provided in full, calculated on an actuarial basis. These liabilities are unfunded. Periodic valuation of these obligations is carried out by independent actuaries using appropriate mortality tables, long-term estimates of increases in medical costs and appropriate discount rates.
13.3. Share-based payments
The Group provides a number of equity-settled compensation plans to directors, certain officers and employees in the form of share options, performance allocated share appreciation rights (SARS) and performance vesting restricted shares (PVRS). Details of these equity-settled instruments are included in the directors’ report.
The cost of equity-settled transactions is measured by reference to the fair value at grant date using an appropriate valuation model. In determining the fair value of PVRS, the performance of the Gold Fields’ share price relative to the
Philadelphia XAU index (“market condition”) is taken into account. Forfeitures (“non-market condition”) are included in the estimate of the number of equity-settled instruments that will eventually vest.
The fair value of the equity-settled instruments is recognised as share-based expense over the vesting period with a corresponding increase in the share-based payment reserve. No expense is recognised for awards that do not ultimately vest, except for PVRS where vesting is conditional upon a market condition, which is treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.
Where the terms of an equity-settled award are modified, as a miminum, an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any increase in the value of the transaction as a result of the modification, as measured at the date of modification.
13.4. Termination benefits
Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after the balance sheet date are discounted to present value.
14.  Share Capital
Ordinary shares are classified as equity.
Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares for the acquisition of a business are included in the cost of acquisition as part of the purchase consideration.

15.   Revenue Recognition
Revenue is recognised to the extent that it is probable that economic benefits will flow to the Group and the amount of revenue can be reliably measured.
Revenue comprises the value of gold sold.
15.1   Revenue arising from gold and silver sales is recognised when the title, risks and rewards of ownership pass to the buyer.
The price of gold and silver is determined by market forces.
15.2   Revenue from services is recognised over the period the services are rendered and is accrued in the financial statements.
15.3   Dividends, which include capitalisation dividends, are recognised when the right to receive payment is established.
15.4   Interest income is recognised on a time proportion basis taking account of the principal outstanding and the effective rate over the period to maturity.
16.   Dividends Declared
Dividends and the related taxation thereon are recognised only when such dividends are declared.
17.   Earnings/(Loss) per Share
Earnings/(loss) per share is calculated based on the net income/(loss) divided by the weighted average number of ordinary shares in issue during the year. Diluted earnings per share is presented when the inclusion of ordinary shares that may be issued in the future has a dilutive effect on earnings per share.
18.   Segmental
Reporting
The Group has only one business segment, that of gold mining. Segment analysis is based on individual mining operations.
19.   Comparatives
Where necessary, comparatives are adjusted to conform to changes in presentation. No comparatives were adjusted in the current year.
20.   Additional US Dollar Financial Information
The translation of the financial statements into US dollars is based on the average exchange rate for the year for the income statement and cash flow statement and the year-end closing exchange rate for balance sheet items. Exchange differences on translation are accounted for in shareholders’ equity.
This information is provided as supplementary information for convenience purposes only.

1,893.1
2,282.0
Revenue
1
14,604.7
11,756.3
1,768.5
1,840.8
Cost of sales
2
11,781.1
10,982.7
124.6
441.2
Net operating profit
2,823.6
773.6
29.1
26.8
Investment income
3
171.8
181.1
(15.9)
(9.7)
Finance expense
4
(62.2)
(98.9)
4.9
14.6
Unrealised gain on financial instruments
93.1
30.4
50.5
(18.3)
Realised (loss)/gain on financial instruments
(117.1)
313.6
(4.3)
(16.1)
Other operating costs
(103.1)
(26.6)
(8.4)
(10.6)
Share-based payments
5
(67.6)
(52.0)
(31.8)
(38.7)
Exploration expense
(247.9)
(197.4)
(1.8)
0.1
Share of profits/(losses) of associate after taxation
0.4
(11.4)
(42.0)
–
Impairment of assets
6
–
(260.9)
8.1
6.3
Profit on disposal of investments
40.3
50.3
0.8
3.7
Profit on disposal of property, plant and equipment
23.6
4.7
7.5
–
Profit on disposal of exploration rights
–
46.6
(50.8)
–
Harmony hostile bid costs
–
(315.5)
(9.3)
–
IAMGold transaction costs
–
(57.9)
(2.8)
–
Impairment of critical spares – St Ives
–
(17.2)
(0.8)
–
Premium on retirement of healthcare obligations
–
(4.8)
57.6
399.3
Profit before taxation
7
2,554.9
357.7
(16.3)
(146.7)
Mining and income tax
8
(938.8)
(101.5)
41.3
252.6
Profit for the year
1,616.1
256.2
Profit attributable to:
20.6
217.1
– Ordinary shareholders of the company
1,388.6
127.7
20.7
35.5
– Minority shareholders
227.5
128.5
41.3
252.6
1,616.1
256.2
Earnings per share for profit attributable to
ordinary shareholders of the company:
4
44
Basic earnings per share – cents
9.1
281
26
4
42
Diluted basic earnings per share – cents
9.2
270
26
11
13
Dividends per share – cents
10
80
70
The accompanying notes form an integral part of these financial statements Exchange rate: R6.40/US$ (F2005: R6.21/US$)
Figures in millions unless otherwise stated
United States Dollars
South African Rand
Restated
Restated
2005
2006
Notes
2006
2005
for the year ended 30 June 2006
GROUP INCOME STATEMENT

as at 30 June 2006
GROUP BALANCE SHEET
ASSETS
2,770.0
3,518.4
Non-current assets
26,142.3
18,558.7
2,531.3
3,119.0
Property, plant and equipment
11
23,174.4
16,959.5
2.8
2.6
Investment in associate
12
19.2
18.8
145.4
331.7
Investments
13
2,464.7
974.0
58.1
65.1
Environmental trust fund
14
484.0
389.0
32.4
–
Non-current portion of financial instruments
15
–
217.4
811.8
585.6
Current assets
4,351.2
5,438.7
130.3
157.2
Inventories
16
1,168.0
872.9
116.3
146.3
Trade and other receivables
17
1,087.3
779.5
14.7
34.0
Deferred stripping costs
252.5
97.5
46.8
30.4
Current portion of financial instruments
15
225.9
313.8
503.7
217.7
Cash and cash equivalents
18
1,617.5
3,375.0
3,581.8
4,104.0
Total assets
30,493.5
23,997.4
EQUITY AND LIABILITIES
40.0
40.2
Share capital
247.4
246.1
1,484.6
1,502.8
Share premium
9,441.8
9,325.1
120.8
147.3
Minority interests
982.3
809.5
414.0
350.2
Other reserves
4,689.1
3,166.5
408.4
557.8
Retained earnings
3,944.5
2,986.9
2,467.8
2,598.3
Shareholders’ equity per statement
19,305.1
16,534.1
799.3
1,107.0
Non-current liabilities
8,224.9
5,355.7
485.0
687.2
Deferred taxation
19
5,106.0
3,249.8
175.5
272.1
Long-term liabilities
20
2,021.6
1,176.0
138.8
147.7
Long-term provisions
21
1,097.3
929.9
314.7
398.7
Current liabilities
2,963.5
2,107.6
253.8
308.6
Trade and other payables
22
2,293.7
1,699.3
18.0
46.8
Taxation
348.1
120.8
42.9
43.3
Current portion of long-term liabilities
20
321.7
287.5
3,581.8
4,104.0
Total equity and liabilities
30,493.5
23,997.4
The accompanying notes form an integral part of these financial statements
Exchange rate R7.43/US$ (F2005: R6.70/US$)
Figures in millions unless otherwise stated
United States Dollars
South African Rand
Restated
Restated
2005
2006
Notes
2006
2005

Figures in millions unless otherwise stated
Number of
ordinary
Ordinary
shares in
share
Share
issue
capital
premium
South African Rand
Balance at 30 June 2004
491,492,520
245.7
9,303.4
Effect of adopting IFRS 2
–
–
–
Balance at 30 June 2004 – restated
491,492,520
245.7
9,303.4
Profit for the year
–
–
–
Dividends paid
–
–
–
Share-based payments
–
–
–
Loans repaid to minority shareholders
–
–
–
Loans received from minority shareholders
–
–
–
Exercise of employee share options
801,706
0.4
21.7
Marked-to-market gain on listed investments
–
–
–
Realised gain on disposal of listed investments
–
–
–
Foreign exchange translation
–
–
–
Balance at 30 June 2005 – restated
492,294,226
246.1
9,325.1
Profit for the year
–
–
–
Dividends paid
–
–
–
Share-based payments
–
–
–
Loans repaid to minority shareholders
–
–
–
Reserves arising on acquisition of subsidiaries
–
–
–
Shares re-purchased and cancelled
(1,000,000)
(0.5)
(74.4)
Exercise of employee share options
3,530,497
1.8
191.1
Marked-to-market gain on listed investments
–
–
–
Realised gain on disposal of listed investments
–
–
–
Foreign exchange translation
–
–
–
Balance at 30 June 2006
494,824,723
247.4
9,441.8
United States Dollar
Balance at 30 June 2004
491,492,520
39.9
1,481.1
Effect of adopting IFRS 2
–
–
–
Balance at 30 June 2004 – restated
491,492,520
39.9
1,481.1
Profit for the year
–
–
–
Dividends paid
–
–
–
Share-based payments
–
–
–
Loans repaid to minority shareholders
–
–
–
Loans received from minority shareholders
–
Exercise of employee share options
801,706
0.1
3.5
Marked-to-market gain on listed investments
–
–
–
Realised gain on disposal of listed investments
–
–
–
Foreign exchange translation
–
–
–
Balance at 30 June 2005 – restated
492,294,226
40.0
1,484.6
Profit for the year
–
–
–
Dividends paid
–
–
–
Share-based payments
–
–
–
Loans repaid to minority shareholders
–
–
–
Reserves arising on acquisition of subsidiaries
–
–
–
Shares re-purchased and cancelled
(1,000,000)
(0.1)
(11.6)
Exercise of employee share options
3,530,497
0.3
29.8
Marked-to-market gain on listed investments
–
–
–
Realised gain on disposal of listed investments
–
–
–
Foreign exchange translation
–
–
–
Balance at 30 June 2006
494,824,723
40.2
1,502.8
The accompanying notes form an integral part of these financial statements for the year ended 30 June 2006
GROUP STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

Equity
Foreign
Share-
portion of
currency
Fair value
Asset
based
convertible
translation
adjustment
revaluation
payment
Retained
Minority
debt (Mvela)
adjustment
reserve
reserve
reserve
earnings
interests
Total
3,130.2
(991.8)
73.0
–
–
3,241.4
662.9
15,664.8
–
–
–
–
37.7
(37.7)
–
–
3,130.2
(991.8)
73.0
–
37.7
3,203.7
662.9
15,664.8
–
–
–
–
–
127.7
128.5
256.2
–
–
–
–
–
(344.5)
(111.2)
(455.7)
–
–
–
–
52.0
–
–
52.0
–
–
–
–
–
–
(13.9)
(13.9)
–
–
–
–
–
–
124.8
124.8
–
–
–
–
–
–
–
22.1
–
–
55.8
–
–
–
–
55.8
–
–
9.6
–
–
–
–
9.6
–
800.0
–
–
–
–
18.4
818.4
3,130.2
(191.8)
138.4
–
89.7
2,986.9
809.5
16,534.1
–
–
–
–
–
1,388.6
227.5
1,616.1
–
–
–
–
–
(394.5)
(83.2)
(477.7)
–
–
–
–
67.6
–
–
67.6
–
–
–
–
–
–
(144.2)
(144.2)
–
–
–
204.7
–
(36.5)
135.9
304.1
–
–
–
–
–
–
–
(74.9)
–
–
–
–
–
–
–
192.9
–
–
434.8
–
–
–
–
434.8
–
–
(3.1)
–
–
–
–
(3.1)
–
818.6
–
–
–
–
36.8
855.4
3,130.2
626.8
570.1
204.7
157.3
3,944.5
982.3
19,305.1
453.7
(41.1)
(0.5)
–
–
448.3
98.9
2,480.3
–
–
–
–
6.0
(6.0)
–
–
453.7
(41.1)
(0.5)
–
6.0
442.3
98.9
2,480.3
–
–
–
–
–
20.6
20.7
41.3
–
–
–
–
–
(54.5)
(17.3)
(71.8)
–
–
–
–
8.4
–
–
8.4
–
–
–
–
–
–
(2.2)
(2.2)
–
20.1
20.1
–
–
–
–
–
–
–
3.6
–
–
9.0
–
–
–
–
9.0
–
–
1.5
–
–
–
–
1.5
–
(23.0)
–
–
–
–
0.6
(22.4)
453.7
(64.1)
10.0
–
14.4
408.4
120.8
2,467.8
–
–
–
–
–
217.1
35.5
252.6
–
–
–
–
–
(61.8)
(13.0)
(74.8)
–
–
–
–
10.6
–
–
10.6
–
–
–
–
–
–
(23.0)
(23.0)
–
–
–
36.0
–
(5.9)
22.3
52.4
–
–
–
–
–
–
–
(11.7)
–
–
–
–
–
–
–
30.1
–
–
67.9
–
–
–
–
67.9
–
–
(0.5)
–
–
–
–
(0.5)
–
(177.8)
–
–
–
–
4.7
(173.1)
453.7
(241.9)
77.4
36.0
25.0
557.8
147.3
2,598.3

215.5
472.9
Cash flows from operating activities
3,027.2
1,336.4
317.2
612.7
Cash generated by operations
23
3,921.5
1,969.2
21.9
17.1
Interest received
109.2
136.2
2.8
2.4
Dividends received
15.6
17.6
(1.8)
(3.7)
Change in working capital
24
(23.8)
(11.2)
340.0
628.5
Cash generated by operating activities
4,022.5
2,111.8
(14.3)
(26.0)
Interest paid
(166.6)
(89.1)
(38.4)
(54.8)
Tax paid
25
(351.0)
(230.6)
287.3
547.7
Net cash from operations
3,504.9
1,792.1
(71.8)
(74.8)
Dividends paid
26
(477.7)
(455.7)
(354.3)
(873.8)
Cash flows from investing activities
(5,481.8)
(2,199.4)
(348.4)
(291.0)
Additions to property, plant and equipment
(1,862.4)
(2,163.8)
10.2
6.3
Proceeds on disposal of property, plant and equipment
40.0
63.6
–
(417.1)
Acquisition of subsidiaries, net of cash acquired
27
(2,559.3)
–
(30.4)
(163.5)
Purchase of investments
(1,046.2)
(188.5)
18.6
2.8
Proceeds on disposal of investments
18.2
115.7
7.5
–
Proceeds on disposal of exploration rights
–
46.6
(6.5)
(11.0)
Environmental trust fund and rehabilitation payments
(70.5)
(40.3)
(5.3)
(0.3)
Post-retirement healthcare payments
(1.6)
(32.7)
(9.1)
108.5
Cash flows from financing activities
673.0
(56.9)
17.9
(23.0)
(Decrease)/increase in minority funding
(144.2)
110.9
2.7
158.0
Long-term loans raised
986.7
16.9
(33.3)
(44.9)
Long-term and short-term loans repaid
(287.5)
(206.8)
–
(11.7)
Shares re-purchased and cancelled
(74.9)
—
3.6
30.1
Shares issued
192.9
22.1
(147.8)
(292.4)
Net cash utilised
(1,781.6)
(919.9)
(4.8)
6.4
Translation adjustment
24.1
160.4
656.3
503.7
Cash and cash equivalents at beginning of the year
3,375.0
4,134.5
503.7
217.7
Cash and cash equivalents at end of the year
1,617.5
3,375.0
The accompanying notes form an integral part of these financial statements
Figures in millions unless otherwise stated
United States Dollars
South African Rand
Restated
Restated
2005
2006
Notes
2006
2005
for the year ended 30 June 2006
GROUP CASH FLOW STATEMENT

for the year ended 30 June 2006
NOTES TO THE FINANCIAL STATEMENTS
1.   Revenue
Revenue from mining operations
1,893.1
2,282.0
– Spot sales
14,604.7
11,756.3
1,893.1
2,282.0
Total revenue
14,604.7
11,756.3
2.   Cost of sales
1,530.1
1,610.0
Operating costs
10,303.9
9,502.0
(5.1)
(9.2)
Gold inventory change
(58.8)
(31.4)
243.5
240.0
Amortisation and depreciation
1 536.0
1,512.1
1,768.5
1,840.8
Total cost of sales
11,781.1
10,982.7
3.   Investment income
2.8
2.4
Dividends received
15.6
17.6
4.4
7.3
Interest received – environmental rehabilitation trust fund
47.0
27.3
21.9
17.1
Interest received – other
109.2
136.2
29.1
26.8
Total investment income
171.8
181.1
4.   Finance expense
(13.6)
(21.0)
Net interest paid – Mvela loan
(134.3)
(84.5)
(0.7)
(5.0)
Interest paid – other
(32.3)
(4.6)
2.7
18.8
Realised exchange gain
120.5
16.9
(3.1)
(2.5)
Environmental rehabilitation interest charge
(16.1)
(19.1)
(1.2)
–
Post-retirement healthcare interest charge
–
(7.6)
(15.9)
(9.7)
Total finance expense
(62.2)
(98.9)
5.   Share-based payments
The Group grants equity-settled instruments comprising share options and restricted shares to directors, certain officers and employees. During fiscal 2006, the following share plans were in place: The GF Management Share Incentive Scheme, the Gold
Fields Limited 2005 Share Plan, the GF Non-executive Director Share Plan and the Gold Fields Limited 2005 Non-executive Share
Plan. Details of these plans are included in the directors’ report.
The equity-settled instruments outstanding at 30 June 2006 had the following range of exercise prices and weighted average contractual lives:
30 June 2006
30 June 2005
Weighted average
Weighted average
Number of
Number of
Range of exercise prices
equity-settled
Contractual
equity-settled
Contractual
(South African Rands)
instruments
Price
life (years)
instruments
Price
life (years)
n/a*
456,700
–
2.73
–
–
–
10.00 – 34.99
352,748
24.48
0.58
1,902,717
22.17
1.63
35.00 – 59.99
477,334
46.92
2.44
1,290,001
46.19
3.33
60.00 – 84.99
4,834,081
72.55
5.20
6,486,600
74.02
6.00
85.00 – 109.99
911,027
92.79
4.47
1,252,033
92.79
5.01
110.00 – 134.99
1,352,320
122.89
5.37
455,200
117.15
4.07
135.00 – 159.99
184,700
150.44
3.84
159,300
153.69
3.94
8,568,910
11,545,851
*Restricted shares (PVRS) are awarded for no consideration
Figures in millions unless otherwise stated
United States Dollars
South African Rand
Restated
Restated
2005
2006
2006
2005

Figures in millions unless otherwise stated
United States Dollars
South African Rand
2005
2006
2006
2005
150
NOTES TO THE FINANCIAL STATEMENTS
(continued)
5.    Share-based payments (continued)
The weighted average fair value of the equity-settled
instruments granted during F2006 was R46.13 (F2005:
R26.63). These values were determined using an appropriate
valuation model. The inputs into the model on grant date
weighted for the various allocations during the year were:
share price and exercise price of R119.61 (F2005: R68.20),
volatility of 41.92% (F2005: 34.94% ), option term of 4.2 years
(F2005: 4.1 years), and risk free rate of 7.32% (F2005: 8.05%).
A dividend yield of 1.5% was applied for both F2006 and
F2005. Volatility of the share price was based on a
statistical analysis of the share price on a weighted moving average basis for the expected term of the option.
6.   Impairment of assets
20.0
–
Beatrix – North and South sections
–
124.0
8.4
–
Living Gold
–
52.3
0.0
–
Beatrix – West shaft
–
–
2.0
–
Driefontein – 10 shaft
–
12.3
1.8
–
Kloof – No 3 Metallurgical plant
–
11.4
9.8
–
St Ives – Old mill
–
60.9
42.0
–
Total impairment
–
260.9
The Group continuously reassesses the carrying value and
recoverability of its mining assets. The carrying value is
compared to the higher of “value in use” or “fair value less cost to sell”.
The following estimates and assumptions were used by
management when reviewing the long-term assets for
impairments:
– the extraction of proved and probable reserves as per the
most recent life-of-mine plan at the South African and
Ghanaian operations. The Australian operations included
the likely recoverable gold over and above proved and
probable reserves based on current exploration
information taking cognisance of the probability of
conversion to reserves; and
– operating costs and capital expenditure estimates as per
the most recent life-of-mine plan.
for the year ended 30 June 2006

6.   Impairment of assets (continued)
The fair value of the asset is determined by applying a
derived pre-tax market multiple that is determined with
reference to the share price of Gold Fields and the
discounted cash flow per share as determined below
expressed as a factor are then multiplied by the discounted
cash flow valuation of each asset, on a pre-tax basis,
expressed in rand million. The discounted cash flow is
determined at a real discount rate of 5 per cent.
There was no impairment of assets during F2006. The
impairment charges relating to F2005 are discussed below:
Beatrix North and South sections
Based on the assumptions and estimates above, the
recoverable amount of R1,967 million at Beatrix, based on
fair value less cost to sell, resulted in an impairment
charge of R124 million. Of the R124 million impairment
charge, R60 million is included within the Beatrix segment
and R64 million in the Corporate and other segment.
Beatrix is a relatively low grade mine and therefore is very sensitive to changes in its cost profile. Changes in the cost profile affects the pay-limit, which in turn affects the
quantum of reserves.
During fiscal 2005, there were cost increases at Beatrix
which resulted in an increase in the pay-limit. Due to the
increase in the pay-limit, certain reserves at 2 shaft and
Vlakpan included in fiscal 2004 became uneconomical to
mine and were therefore excluded from the 2005 reserve
calculation. In addition, due to the restructuring at 2 shaft, certain sections were closed which resulted in a further
decrease in reserves from fiscal 2004. The reduction in
reserves in fiscal 2005 as a result of these two factors was the main reason for the loss in value and therefore the
impairment charge.
Living Gold
An impairment charge was incurred at Living Gold, the rose
project at Driefontein. As Living Gold is not a gold asset, its valuation was based on its business plan using a long-term
exchange rate of R8.51 to the euro and a discounted cash
flow valuation at a real discount rate of 10 per cent. This
resulted in an impairment charge of R52.3 million which is
included within the Corporate and other segment.
Other
Due to the closure of certain infrastructure in the Group,
additional assets were impaired:
– at Driefontein, the No 10 shaft was closed, resulting in an impairment charge of R12.3 million;
– at Kloof, the No 3 Metallurgical plant was closed,
resulting in an impairment charge of R11.4 million; and
– at St Ives, the old mill was closed, resulting in an
impairment charge of R60.9 million.
Figures in millions unless otherwise stated
United States Dollars South African Rand
2005 2006 2006 2005

NOTES TO THE FINANCIAL STATEMENTS
(continued)
7.   Included in profit before taxation are the following:
Expenses
Auditors’ remuneration
1.0
1.5
– audit fee
9.8
6.3
0.9
0.6
– non-audit services
4.0
5.6
567.6
613.6
Salaries & wages (excluding share-based payments)
3,926.9
3,525.1
46.9
51.1
Retirement benefits – defined contributions plans (Note 28)
327.0
291.1
13.7
9.1
Employee termination benefits
58.0
84.8
7.2
6.1
Environmental rehabilitation inflation adjustment
39.2
44.6
0.9
0.7
Operating lease charge
4.7
5.5
8.   Mining and income tax
The components of mining and income tax are the following:
South African taxation
(0.1)
(31.6)
– mining tax
(202.1)
(0.4)
(0.1)
(0.3)
– non-mining tax
(2.2)
(0.5)
(12.4)
(1.8)
– company and capital gains tax
(11.3)
(77.6)
(0.8)
0.3
– prior year adjustment – current tax
1.8
(5.0)
18.5
(29.0)
– deferred
(185.8)
115.0
Foreign taxation
(6.9)
(32.1)
– current
(205.1)
(43.3)
(21.8)
(24.9)
– foreign levies and royalties
(159.4)
(135.3)
7.3
(27.3)
– deferred
(174.7)
45.6
(16.3)
(146.7)
Total mining and income tax
(938.8)
(101.5)
Major items causing the Group’s income tax provision to
differ from the maximum South Africa statutory mining tax
rate of 45.0 per cent (2005: 45.0 per cent) were:
Tax on profit before taxation at maximum South African
statutory mining tax rate
(1,149.7)
(161.0)
Rate adjustment to reflect the actual realised company tax
rates in South Africa, Ghana, Venezuela and Australia
373.3
194.6
South African mining tax formula rate adjustment
86.7
71.2
Ghanaian tax rate adjustment
54.3
53.1
Net non-taxable income and non-deductible expenditure
(110.9)
(237.6)
Foreign levies and royalties
(159.4)
(135.3)
Australian tax benefit from tax consolidation
–
166.3
Deferred tax asset not recognised
(38.1)
(33.2)
Other
5.0
(19.6)
Income and mining tax expense
(938.8)
(101.5)
Figures in millions unless otherwise stated
United States Dollars
South African Rand
2005
2006
2006
2005
for the year ended 30 June 2006

8.   Mining and income tax (continued)
8.1 South African mining tax on mining income is determined according to a formula which takes into account the profit and revenue from mining operations.
South African mining taxable income is determined after the deduction of all mining capital expenditure, with the proviso that this cannot result in an assessed loss. Capital expenditure amounts not deducted are carried forward as unredeemed capital expenditure to be deducted from future mining income. Depreciation is ignored for the purpose of calculating South African mining taxation.
The formula for determining South African mining tax is:
Y = 45 – 225/X (2005: Y = 45 – 225/X)
where Y is the percentage rate of tax payable and X is the ratio of mining profit, after the deduction of redeemable capital expenditure, to mining revenue expressed as a percentage.
8.2 Non-mining income of South African mining operations consists primarily of interest received and is taxed at a rate of
37.0 per cent (2005: 37.0 per cent).
8.3 South African company tax, for non-mining companies in the Group, is determined at a rate of 29.0 per cent (2005: 29.0 per cent).
8.4 Company tax at Gold Fields Ghana Limited and Abosso Goldfields Limited is determined at a rate of of 25.0 per cent
(2005: 28.0 per cent). However as the rate change was effective from 1 January 2006, the average rate applied for F2006 was
26.5 per cent.
8.5 Company tax at St Ives (Pty) Limited and Agnew (Pty) Limited is determined at a rate of 30.0 per cent (2005: 30.0 per cent).
8.6 Company tax for Promotora Minera de Guayana S.A. is determined at a rate of 34.0 per cent.
8.7 The Group’s offshore operations pay a royalty to the State calculated as a percentage of turnover as follows:
– Australia 2.5 per cent
– Ghana 3.0 per cent
– Venezuela 3.5 per cent
8.8 Deferred tax is provided at the expected future rate for mining operations arising from temporary differences between the book values and tax values of assets and liabilities.
8.9 At 30 June 2006, the Group had the following amounts available for set-off against future income:
– Unredeemed capital expenditure at GFI Mining South Africa (Pty) Limited of R2,219.7 million (2005: R2,258.6 million). This comprises R323.4 million (2005: R417.9 million) at the Kloof operation and R1,896.3 million (2005: R1,840.7 million) at the
Beatrix operation.
– Estimated assessed losses at GFI Mining South Africa (Pty) Limited of Rnil million (2005: R49.4 million). This comprises Rnil
(2005: R1.3 million) at the Kloof operation and Rnil (2005: R48.1 million) at the Beatrix operation.
These deductions are available to be utilised against income generated by the relevant tax entity and do not expire unless the tax entity concerned ceases to commercially mine for a period of longer than one year. Under South African mining tax ring-fencing legislation, each tax entity is treated separately and as such these deductions can only be utilised by the tax entities in which the deductions have been generated.
– Estimated assessed losses at Gold Fields Shared Services (Pty) Limited of R41.6 million (2005: R44.5 million).
– Estimated assessed losses at GFL Mining Services Limited of R96.7 million (2005: Rnil).
– Estimated assessed losses at Gold Fields Protection Services of R21.4 million (2005: R19.3 million).
– Estimated tax losses at Orogen Investment SA (Luxembourg) of US$126.7 million (2005: US$120.2 million). No deferred tax asset is recognised in the balance sheet for this amount. In terms of current Luxembourg taxation legislation, losses incurred in accounting periods subsequent to 31 December 1990, can be carried forward indefinitely. All losses incurred by Orogen
Investment SA (Luxembourg) were incurred subsequent to 31 December 1990.
– Estimated tax losses at Gold Fields Australia (Pty) Limited of AUS$92.9 million (2005: AUS$172.4 million). These estimated tax losses do not have an expiration date.
– Estimated capital allowances at Gold Fields Ghana Limited of US$27.9 million (2005: US$73.3 million) and Abosso Goldfields
Limited of US$7.0 million (2005: US$2.5 million), respectively. These estimated capital allowances do not have an expiration date.

NOTES TO THE FINANCIAL STATEMENTS
(continued)
9. Earnings per share
4
44
9.1 Basic earnings per share – cents
281
26
Basic earnings per share is calculated by dividing the profit attributable to ordinary shareholders of R1,388.6 million
(2005: R127.7 million) by the weighted average number of
ordinary shares in issue during the year of 492,922,941
(2005: 491,987,508).
4
42
9.2 Diluted basic earnings per share – cents
270
26
Diluted basic earnings per share is calculated on the
basis of adjusted profit attributable to ordinary shareholders of R1,469.2 million (2005: R127.7 million) and 544,457,019
(2005: 493,690,893) shares, being the diluted number of
ordinary shares in issue during the year.
Profit used to calculate diluted earnings per share is
calculated as follows:
20.6
217.1
Profit attributable to ordinary shareholders
1,388.6
127.7
–
12.6
Interest expense of Mvela’s convertible debt (net of tax)
80.6
–
20.6
229.7
Profit used to determine diluted earnings per share
1,469.2
127.7
The weighted average number of shares has been
adjusted by the following to arrive at the diluted number of ordinary shares:
Weighted average number of shares
492,922,941
491,987,508
Share options in issue
3,318,029
1,703,385
Assumed conversion of Mvela’s convertible debt
48,216,049
–
Diluted number of ordinary shares
544,457,019
493,690,893
8
42
9.3 Headline earnings per share – cents
270
49
Headline earnings per share is calculated on the basis of
adjusted net earnings attributable to ordinary shareholders
of R1,336.6 million (2005: R239.3 million) and 492,922,941
(2005: 491,987,508) shares, being the weighted average
number of ordinary shares in issue during the year.
Net profit attributable to ordinary shareholders is
reconciled to headline earnings as follows:
20.6
217.1
Net profit attributable to ordinary shareholders
1,388.6
127.7
42.0
–
Impairment of assets
–
260.9
(8.3)
–
Taxation effect of impairment of assets
–
(51.7)
(8.1)
(6.3)
Profit on disposal of investments
(40.3)
(50.3)
0.5
0.3
Taxation effect of profit on disposal of investments
1.9
3.1
(0.8)
(3.7)
Profit on disposal of property, plant and equipment
(23.6)
(4.7)
0.1
1.6
Taxation effect of profit on property, plant and equipment
10.0
0.9
(7.5)
–
Profit on exploration rights
–
(46.6)
38.5
209.0
Headline earnings
1,336.6
239.3
for the year ended 30 June 2006
Figures in millions unless otherwise stated
United States Dollars
South African Rand
Restated
Restated
2005
2006
2006
2005

9.  Earnings per share (continued)
8
41
9.4 Diluted headline earnings per share – cents
260
48
Diluted headline earnings per share is calculated on the
basis of adjusted headline earnings attributable to ordinary shareholders of R1,417.2 million (2005: R239.3 million) and
544,457,019 (2005: 493 690 893) shares, being the diluted
number of ordinary shares in issue during the year.
10. Dividends
2005 final dividend of 40 cents per share (2004: 40 cents)
29.5
29.4
declared on 3 August 2005.
196.8
196.8
2006 interim dividend of 40 cents per share (2005: 30 cents)
25.0
32.4
declared on 10 February 2006.
197.7
147.7
A final dividend in respect of F2006 of 110 cents per share
was approved by the board of directors on 2 August 2006.
This dividend payable is not reflected in these financial
statements.
54.5
61.8
Total dividends
394.5
344.5
Figures in millions unless otherwise stated
United States Dollars
South African Rand
Restated
Restated
2005
2006
2006
2005

Figures in millions unless otherwise stated
United States Dollars
South African Rand
156
NOTES TO THE FINANCIAL STATEMENTS
(continued)
Land,                 Mine
Mine
Land,
mineral            develop-
develop-
mineral
rights and
ment
ment
rights and
rehabilita-           and
infra-
and infra-
rehabilita-
tion assets
structure
Total
Total
structure
tion assets
11. Property, plant and equipment
30 June 2006
Cost
443.3
4,177.7
4,621.0
Balance at beginning of the year
30,961.0
27,990.9
2,970.1
0.1
39.0
39.1
Reclassifications
250.3
249.6
0.7
6.7
284.3
291.0
Additions
1,862.4
1,819.3
43.1
(1.1)
(8.6)
(9.7)
Disposals
(62.3)
(55.2)
(7.1)
14.2
–
14.2
Additions to rehabilitation assets
90.6
–
90.6
22.9
657.7
680.6
Acquisition of subsidiaries (Note 27)
4,184.8
4,044.0
140.8
(27.9)
(358.7)
(386.6)
Translation adjustment
1,718.0
1,551.6
166.4
458.2
4,791.4
5,249.6
Balance at end of the year
39,004.8
35,600.2
3,404.6
Accumulated depreciation
178.8
1,910.9
2,089.7
Balance at beginning of the year
14,001.5
12,803.2
1,198.3
17.3
222.7
240.0
Charge for the year
1,536.0
1,425.0
111.0
(0.1)
(3.5)
(3.6)
Disposals
(22.6)
(22.1)
(0.5)
(13.2)
(182.3)
(195.5)
Translation adjustment
315.5
266.1
49.4
182.8
1,947.8
2,130.6
Balance at end of the year
15,830.4
14,472.2
1,358.2
275.4
2,843.6
3,119.0
Carrying value at end of the year
23,174.4
21,128.0
2,046.4
30 June 2005
443.3
4,177.7
4,621.0
Cost
30,961.0
27,990.9
2,970.1
178.8
1,910.9
2,089.7
Accumulated depreciation
14,001.5
12,803.2
1,198.3
264.5
2,266.8
2,531.3
Carrying value at end of the year
16,959.5
15,187.7
1,771.8
for the year ended 30 June 2006

12. Investment in associate
The Group has a 33.1% interest in Rand Refinery Limited, a
company incorporated in the Republic of South Africa,
which is involved in the refining of bullion and by-products which are sourced from, inter alia, South African and
foreign gold producing mining companies. The investment
has been equity accounted as from 1 July 2002.
Investment in associate consists of:
2.9 2.9 Unlisted shares at cost 19.4 19.4
4.1 – Effect of adopting IFRS 3 – release of negative goodwill – 27.7
(2.1) (0.1) Share of accumulated losses brought forward (0.6) (16.9)
(1.8) 0.1 Profit/(loss) after taxation 0.4 (11.4)
(0.3) (0.3) Translation adjustments – –
2.8 2.6 Total investment in associate 19.2 18.8
8.7 8.0 Non-current assets 59.7 58.3
2.1 3.7 Current assets 27.4 14.4
10.8 11.7 Total assets 87.1 72.7
0.4 0.4 Non-current liabilities 2.8 2.8
2.1 3.7 Current liabilities 27.8 13.8
2.5 4.1 Total liabilities 30.6 16.6
8.3 7.6 Net assets 56.5 56.1
Reconciliation of the total investment in associate with
net assets:
8.4 7.6 Net assets 56.5 56.1
(5.6) (5.0) Fair value adjustment* (37.3) (37.3)
2.8 2.6 Carrying value 19.2 18.8
* The investment in associate was fair valued at 1 July 2002, the date when significant influence was obtained.
13. Investments
Listed
87.4 220.3 Cost less permanent write-downs 1,637.1 585.3
20.7 76.7 Net unrealised gain on revaluation 570.1 138.4
108.1 297.0 Carrying value 2,207.2 723.7
108.1 297.0 Market value 2,207.2 723.7
Unlisted
30.3 27.2 Carrying value and directors’ valuation 201.7 203.3
138.4 324.2 Total listed and unlisted investments 2,408.9 927.0
7.0 7.5 Loans advanced 55.8 47.0
145.4 331.7 Total investments 2,464.7 974.0
All investments are classified as available for sale. Details of major investments are given on pages 180 and 181.
Figures in millions unless otherwise stated
United States Dollars South African Rand
Restated Restated
2005 2006 2006 2005

NOTES TO THE FINANCIAL STATEMENTS
(continued)
14. Environmental trust fund
Gold Fields Mining Environmental Trust Fund
52.6
58.1
Balance at beginning of the year
389.0
331.4
4.9
7.5
Contributions made during the year
48.0
30.3
4.4
7.3
Interest earned during the year
47.0
27.3
(3.8)
(7.8)
Translation adjustment
–
–
58.1
65.1
Balance at end of the year
484.0
389.0
The proceeds from this Fund are intended to fund
environmental rehabilitation obligations of the Group’s
South African mines and they are not available for general
purposes of the Group. All income earned on these funds
is reinvested or spent to meet these obligations. These
obligations are included in environmental rehabilitation
costs under long-term provisions. (Refer note 21.2)
15. Financial instruments
79.2
30.4
Gross amount
225.9
531.2
(46.8)
(30.4)
Current portion included in current assets
(225.9)
(313.8)
32.4
–
–
217.4
The amount receivable for the financial instruments
relates to the close-out of the Australian dollar/United
States dollar financial instruments on 7 January 2004.
Gold Fields closed-out the outstanding open positions of
US$275.0 million at an average rate of 0.7670 US$/AU$,
locking in a gross profit amounting to US$115.7 million.
The underlying cash receipts were deferred to match the
maturity dates of the original transactions.
On 7 May 2004, the future US dollar values were fixed in
Australian dollars to take advantage of a weakening in
the Australian dollar against the US dollar since the close-
out of these financial instruments. The net balance on
the original value of the future cash flows was
US$ 107.4 million (US$ 115.7 million less US$ 8.3 million
premium on the call option) or AU$ 140.0 million at
0.7670 US$/AU$, the rate at the time of the original
transaction. The value fixed in Australian dollars
amounted to AU$147.0 million, based on a spot rate of
0.7158 US$/AU$.
16. Inventories
80.3
86.7
Gold-in-process
644.3
537.6
49.3
69.1
Consumable stores
513.4
330.4
0.7
1.4
Other
10.3
4.9
130.3
157.2
Total inventories
1,168.0
872.9
Figures in millions unless otherwise stated
United States Dollars
South African Rand
Restated
Restated
2005
2006
2006
2005
for the year ended 30 June 2006

17. Trade and other receivables
43.8 47.6 Gold sale trade receivables 353.6 293.3
11.6 10.7 Other trade receivables 79.3 77.5
2.0 0.1 Deposits 0.9 13.6
0.4 0.4 Interest receivable 2.6 3.0
4.9 5.4 Payroll debtors 40.4 33.0
11.0 18.1 Prepayments 134.8 74.0
18.0 32.2 Value-added tax 239.5 120.6
1.3 2.7 Financial instruments – mark-to-market gains 20.2 8.9
2.6 2.0 Rand Mutual Assurance refund 14.7 17.5
Capitalised project costs to be transferred to
12.0 – property, plant and equipment – Cerro Corona – 80.1
– 2.7 Diesel rebate 20.1 –
2.5 2.6 Advances to New Africa Mining Fund 19.1 16.6
– 6.6 Cash in transit 49.4 –
2.6 2.3 STC refund 17.3 17.3
3.6 12.9 Other 95.4 24.1
116.3 146.3 Total trade and other receivables 1,087.3 779.5
18. Cash and cash equivalents
7.4 20.1 Cash at bank and on hand 149.3 49.9
496.3 197.6 Short-term deposits 1,468.2 3,325.1
503.7 217.7 1,617.5 3,375.0
19. Deferred taxation
The detailed components of the net deferred taxation
liability which results from the differences between the
carrying amounts of assets and liabilities recognised for
financial reporting and taxation purposes in different
accounting periods are:
Deferred taxation liabilities
780.0 889.8 – Mining assets 6,611.3 5,226.1
23.2 25.4 – Investment in environmental trust fund 188.9 155.6
21.9 8.3 – Financial instruments 61.6 146.7
2.1 2.4 – Inventories 17.8 13.8
4.3 10.2 – Deferred stripping costs 75.8 29.3
9.3 13.4 – Other 99.4 62.6
840.8 949.5 Gross deferred taxation liabilities 7,054.8 5,634.1
Deferred taxation assets
(58.6) (61.3) – Provisions (455.5) (392.3)
(76.9) (52.7) – Loans (391.4) (515.5)
(65.0) (22.2) – Tax losses (165.1) (435.5)
(155.3) (126.1) – Unredeemed capital expenditure (936.8) (1,041.0)
485.0 687.2 Net deferred taxation liabilities 5,106.0 3,249.8
529.5 485.0 Balance at beginning of the year 3,249.8 3,336.1
– 188.6 Arising on acquisition of subsidiaries (Note 27 (a)) 1,160.8 –
(25.8) 56.3 Transferred through the income statement 360.5 (160.6)
(18.7) (42.7) Translation adjustment 334.9 74.3
485.0 687.2 Balance at end of the year 5,106.0 3,249.8
Figures in millions unless otherwise stated
United States Dollars South African Rand
Restated Restated
2005 2006 2006 2005

NOTES TO THE FINANCIAL STATEMENTS
(continued)
20. Long-term liabilities
– Debt component of Mvela loan
On 17 March 2004, Mvelaphanda Gold (Pty) Limited
(Mvela), a wholly-owned subsidiary of Mvelaphanda
Resources Limited, advanced an amount of
R4,139.0 million to GFI Mining South Africa (Pty) Limited
(GFIMSA). The loan bears interest at a fixed rate of
10.57 per cent nominal annual compouded semi-annually.
Interest is payable semi-annually and the loan amount is
repayable five years from the date of advance on 17 March
2009. All payments under this loan have been guaranteed
by Gold Fields Limited and two of its offshore subsidiaries.
On the date the loan is repaid, Mvela will subscribe for new shares in GFIMSA such that after the subscription it will
own 15 per cent of the enlarged equity of GFIMSA.
The net proceeds of the loan of R4,107.0 million
(R4,139.0 million less R32.0 million of costs) was
accounted for in two components, a debt component
and an equity component.
The debt component on initial recognition, included in
long-term liabilities, is the present value of the future
interest payments discounted using a market-related cost
of debt. The residual amount, representing the value of the
equity component, is included in shareholders’ equity.
The debt component of the Mvela loan is amortised
against payments of interest on the loan of
R4,139.0 million with a proportionate amount of such
payments recognised as interest on the debt component
of the Mvela loan.
– Syndicated loan
On 3 March 2006, Orogen Holdings (BVI) Limited, a wholly-
owned subsidiary of Gold Fields Limited, entered into a
US$250.0 million term (facility) with lead lenders Barclays
Bank Plc and JP Morgan Europe Limited. The purpose of
the facility was to partly finance the acquisition of Bolivar
Gold Corporation and to provide funding lines for general
coporate purposes. On 9 March 2006, Orogen drew down
US$158.0 million.
The loan bears interest at three-month LIBOR plus a
margin of 0.35 per cent and is repayable on 9 March 2009.
In terms of the facility agreement, Gold Fields has the
option to repay the loan in whole or part by giving 10 days’
prior notice. The loan may, however, not be repaid prior to
3 March 2007.
Figures in millions unless otherwise stated
United States Dollars
South African Rand
Restated
Restated
2005
2006
2006
2005
for the year ended 30 June 2006

20. Long-term liabilities (continued)
(a) Debt component of Mvela loan
595.2
595.2
Loan advanced
4,107.0
4,107.0
(355.6)
(355.6)
Equity component
(2,453.6)
(2,453.6)
239.6
239.6
Debt component on initial recognition
1,653.4
1,653.4
239.6
215.9
Balance at the beginning of year
1,446.6
1,653.4
Fair value adjustment in relation to amortsing interest
(2.6)
–
rate swap
–
(18.1)
Fair value adjustment in relation to amortsing interest rate swap reversed to earnings on close-out of the interest
2.7
–
rate swap
–
18.1
(33.3)
(44.9)
Loan repayments during the year
(287.5)
(206.8)
9.5
(15.0)
Translation adjustment
–
–
215.9
156.0
Balance at end of year
1,159.1
1,446.6
(b) Syndicated loan
–
157.1
Loan advanced
986.7
–
–
–
Translation adjustment
180.6
–
–
157.1
Balance at end of year
1,167.3
–
(c) Industrial Development Corporation loan
–
2.5
Balance at the beginning of year
16.9
–
2.7
–
Loan advanced
–
16.9
(0.2)
(0.2)
Translation adjustment
–
–
2.5
2.3
Balance at end of year
16.9
16.9
On 28 May 2004, Living Gold (Pty) Limited (Living Gold),
a subsidiary of GFIMSA entered into an agreement with
the Industrial Development Corporation of South Africa
Limited (IDC) in terms of which the IDC agreed to provide a
loan facility of R 16.6 million. On 24 November 2004, Living
Gold drew down the full amount of the facility.
In terms of the loan agreement, interest accrues on the
facility based on the First National Bank of Southern Africa
Limited prime overdraft rate. The prime overdraft rate at
30 June 2006 was 11.0 per cent (2005: 10.5 per cent). The
loan is repayable in 96 equal monthly instalments
commencing 1 July 2006.
218.4
315.4
Gross long-term liabilities
2,343.3
1,463.5
(42.9)
(43.3)
Current portion included in current liabilities
(321.7)
(287.5)
175.5
272.1
Total long-term liabilities
2,021.6
1,176.0
Figures in millions unless otherwise stated
United States Dollars
South African Rand
Restated
Restated
2005
2006
2006
2005

NOTES TO THE FINANCIAL STATEMENTS
(continued)
21. Long-term provisions
3.6
2.4
21.1 Post-retirement healthcare costs
18.0
24.1
The Group has certain liabilities to subsidise the
contributions payable by certain pensioners and
dependants of ex-employees on a pay-as-you-go basis.
During financial 2006 approximately nil per cent (2005:
21 per cent) of these pensioners and dependants were
bought out of the scheme at a 15 per cent premium to the
latest actuarial valuation. The remaining obligation was
actuarially valued at 30 June 2006 and the outstanding
contributions will be funded over the lifetime of these
pensioners and dependants.
The following table sets forth the funded status and
amounts recognised by the Group for post-retirement
healthcare costs:
2.8
2.2
Actuarial present value
16.7
18.8
–
–
Plan assets at fair value
–
–
Accumulated benefit obligation in excess
2.8
2.2
of plan assets
16.7
18.8
–
–
Unrecognised prior service costs
–
–
–
–
Unrecognised actuarial (gains)/losses
–
–
2.8
2.2
Post-retirement healthcare liability
16.7
18.8
Benefit obligation reconciliation
9.2
3.6
Balance at beginning of the year
24.1
58.1
1.2
–
Interest charge
–
7.6
(0.4)
(0.3)
Payments during the year
(1.6)
(2.5)
(2.2)
(0.7)
Benefits forfeited
(4.5)
(13.7)
0.8
–
Premium on buy-out of pensioners and dependants
–
4.8
(4.9)
–
Buy-out of pensioners and dependants
–
(30.2)
(0.1)
(0.2)
Translation adjustments
–
–
3.6
2.4
Balance at end of the year
18.0
24.1
The obligation has been valued using the projected unit
credit funding method on past service liabilities. The
valuation assumes a healthcare cost inflation rate of
7 per cent per annum (2005: 7 per cent) and a discount
rate of 9 per cent per annum (2005: 9 per cent). Assumed
healthcare cost trend rates have a significant impact on
the amounts reported for the healthcare plans.
A one percentage point increase in assumed healthcare
trend rates would have increased interest cost for 2006 by
R0.2 million (10.1 per cent) (2005: R 0.7 million (9.4 per cent).
The effect of this change on the accumulated post-
retirement healthcare benefit obligation at 30 June 2006
would have been an increase of R1.6 million (9.7 per cent)
(2005: R2.3 million (9.6 per cent)).
Figures in millions unless otherwise stated
United States Dollars
South African Rand
Restated
Restated
2005
2006
2006
2005
for the year ended 30 June 2006

21. Long-term provisions (continued)
A one percentage point decrease in assumed healthcare
trend rates would have decreased interest cost for 2006 by
R0.1 million (8.7 per cent) (2005: R0.6 million (8.1 per
cent)). The effect of this change on the accumulated post-
retirement healthcare benefit obligation at 30 June 2006
would have been a decrease of R1.4 million (8.3 per cent)
(2005: R2.2 million (9.0 per cent)).
21.2 Environmental rehabilitation costs
113.6
113.6
Balance at beginning of the year
905.8
715.4
15.8
14.2
Additional provision due to new disturbances
90.6
98.0
7.2
6.1
Inflation charge
39.2
44.6
3.1
2.5
Interest charge
16.1
19.1
(1.6)
(3.5)
Payments against provision
(22.5)
(10.0)
–
3.4
Acquisition of subsidiary (Note 27 (a))
21.8
–
(2.9)
9.0
Translation adjustments
28.3
38.7
135.2
145.3
Balance at end of the year
1,079.3
905.8
South African, Ghanaian, Australian and Venezuelan
mining companies are required by law to undertake
rehabilitation works as part of their ongoing operations.
For the Ghanaian operations, Gold Fields funds these
environmental rehabilitation costs in part by posting a
reclamation bond underwritten by a bank to secure
estimated costs of rehabilitation, in South Africa by
making contributions into an environmental trust fund
(Note 14) and in Australia by providing unconditional
bank-guaranteed performance bonds to secure the
estimated costs.
The expected timing of the cash outflows in respect of
the provision is on the closure of the various mining
operations. However, certain current rehabilitation costs
are charged to this provision as and when incurred.
2005
2006
Inflation             Discount
Discount
Inflation
rate
rate
The provision is calculated based on the following rates:
rate
rate
7.5%
11.0%
South Africa
7.5%
4.5%
3.0%
5.5%
Ghana
5.5%
3.5%
3.0%
5.0%
Australia
6.0%
3.0%
n/a
n/a
Venezuela
17.0%
12.0%
138.8
147.7
Total long-term provisions
1,097.3
929.9
Figures in millions unless otherwise stated
United States Dollars
South African Rand
Restated
Restated
2005
2006
2006
2005

NOTES TO THE FINANCIAL STATEMENTS
(continued)
22. Trade and other payables
64.3
101.5
Trade payables
754.1
430.6
138.7
159.3
Accruals and other payables
1,183.9
928.8
39.0
39.0
Leave pay accrual
289.9
261.1
11.8
8.8
Interest payable on debt component of Mvela loan
65.8
78.8
253.8
308.6
Total accounts payable
2,293.7
1,699.3
23. Cash generated by operations
41.3
252.6
Profit for the year
1,616.1
256.2
16.3
146.7
Taxation
938.8
101.5
14.3
26.0
Interest paid
166.6
89.1
(21.9)
(17.1)
Interest received
(109.2)
(136.2)
(2.8)
(2.4)
Dividends received
(15.6)
(17.6)
47.2
405.8
Earnings before non-cash items
2,596.7
293.0
Non-cash items:
243.5
240.0
Amortisation and depreciation
1,536.0
1,512.1
42.0
–
Impairment of assets
–
260.9
2.8
–
Impairment of critical spares – St Ives
–
17.2
1.2
–
Interest adjustment to post-retirement healthcare liability
–
7.6
7.2
6.1
Inflation adjustment to rehabilitation liability
39.2
44.6
3.1
2.5
Interest adjustment to rehabilitation liability
16.1
19.1
(4.4)
(7.3)
Interest – Environmental Rehabilitation Trust Fund
(47.0)
(27.3)
(7.5)
–
Profit on disposal of exploration rights
–
(46.6)
(0.8)
(3.7)
Profit on disposal of property, plant and equipment
(23.6)
(4.7)
(8.1)
(6.3)
Profit on disposal of investments
(40.3)
(50.3)
0.8
–
Premium on retirement of healthcare obligations
–
4.8
(4.9)
(14.5)
Unrealised gain on financial instruments
(93.1)
(30.4)
(14.1)
–
Non-cash portion of unrealised gain
–
(87.4)
–
(18.8)
Non-cash portion of unrealised gain
(120.5)
–
8.4
10.6
Share-based payments
67.6
52.0
0.8
1.7
Other
(9.6)
4.6
317.2
612.7
Total cash generated by operations
3,921.5
1,969.2
24. Change in working capital
(23.7)
(24.4)
Inventories
(156.0)
(147.3)
24.3
(38.5)
Trade and other receivables
(246.7)
151.1
(2.4)
59.2
Trade and other payables
378.9
(15.0)
(1.8)
(3.7)
Total change in working capital
(23.8)
(11.2)
25. Tax paid
(14.2)
(18.0)
Amount owing at beginning of the year
(120.8)
(89.3)
(42.2)
(90.4)
SA and foreign current taxation
(578.3)
(262.1)
18.0
46.9
Amount owing at end of the year
348.1
120.8
–
6.7
Translation
–
–
(38.4)
(54.8)
Total tax paid
(351.0)
(230.6)
Figures in millions unless otherwise stated
United States Dollars
South African Rand
Restated
Restated
2005
2006
2006
2005
for the year ended 30 June 2006

26. Dividends paid
(71.8) (74.8) Dividends per statement of shareholders’ equity (477.7) (455.7)
(71.8) (74.8) Total dividends paid (477.7) (455.7)
27. Additional cash flow information
(a) Acquisition of Bolivar Gold Corporation Inc.
On 28 February 2006, Gold Fields acquired 100.0 per cent of
the voting interest in Bolivar Gold Corp. (Bolivar). However, the only substantial component of its underlying net asset
value is its 95.0 per cent ownership of Promotora Minera de
Guayana (PMG). Therefore, in bring into account the assets
and liabilities of Bolivar consequent upon its acquisition,
minority shareholders’ interests of 5.0 per cent have been
recognised. Bolivar owns the Choco 10 open pit gold mine in
the the El Callao gold district of Bolivar state, Venezuela.
The acquired business contributed revenues of R108.0 million and profit of R20.4 million since 28 February 2006.
Details of the net assets acquired are as follows:
Purchase consideration
– 315.9 – cash paid 1,958.9 –
– 4.6 – direct costs relating to the acquisition 28.7
– 8.1 – exchange gain on funds held for acquisition of Bolivar 52.5 –
– 328.6 Total purchase consideration 2,040.1 –
(328.6) Fair value of the net assets acquired (2,040.1)
– – – –
The fair value of the assets and liabilities acquired are:
– 632.9 Property, plant and equipment 3,896.4 –
– 5.3 Inventory 32.3 –
– 9.0 Trade and other receivables 55.2 –
– 5.9 Cash and cash equivalents 36.7 –
– (9.1) Trade and other payables (56.6) –
– (188.6) Deferred taxation (1,160.8) –
– (74.2) Inter-company financing (456.9) –
– (3.6) Long-term provisions (21.8) –
– (30.1) Asset revaluation and other reserves (168.2) –
– 347.5 Net assets 2,156.3 –
– (18.9) Minority shareholders’ interest (5.0 per cent) (116.2) –
– 328.6 Fair value of the net assets acquired 2,040.1 –
– 328.6 Total purchase consideration 2,040.1 –
– (8.1) Exchange gain on funds held for acquisition of Bolivar (52.5) –
– (11.9) Purchase of shares in prior years (88.1) –
– 72.4 Inter-company financing 442.3 –
– 381.0 Purchase consideration settled in cash 2,341.8 –
– (5.9) Cash and cash equivalents in subsidiary acquired (36.7) –
– 375.1 Cash outflow on acquisition 2,305.1 –
The R2,305.1 million net cash paid is included in the
purchase of subsidiaries on the cash flow statement.
Figures in millions unless otherwise stated
United States Dollars South African Rand
Restated Restated
2005 2006 2006 2005

NOTES TO THE FINANCIAL STATEMENTS
(continued)
27. Additional cash flow information (continued)
(b) Acquisition of Sociedad Minera La Cima SA
On 11 January 2006, the Group acquired 92.0 per cent of the
voting interest (80.7 per cent of the economic interest) in
Sociedad Minera La Cima SA, which owns the Cerro Corona
Project and other mineral properties in the Cajamarca
district in Northern Peru. The acquisition is a project and
therefore did not contribute revenue or profit to the Group.
Details of the net assets acquired are as follows:
Purchase consideration:
–
40.5
– cash paid
245.1
–
–
–
– direct costs relating to the acquisition
–
–
–
40.5
Total purchase consideration
245.1
–
–
40.5
Fair value of the net assets acquired
245.1
–
–
–
–
–
The fair value of the assets and liabilities acquired are:
–
47.7
Property, plant and equipment
288.4
–
–
0.2
Trade and other receivables
0.9
–
–
(2.5)
Trade and other payables
(15.4)
–
–
(1.5)
Cash and cash equivalents
(9.1)
–
43.9
Net assets
264.8
–
–
(3.4)
Minority shareholders’ interest (19.3 per cent)
(19.7)
–
–
40.5
Fair value of the net assets acquired
245.1
–
–
40.5
Purchase consideration settled in cash
245.1
–
1.5
Cash and cash equivalents in subsidiary acquired
9.1
–
–
42.0
Cash outflow on acquisition
254.2
–
The R254.2 million net cash paid is included in the
purchase of subsidiaries on the cash flow statement.
28. Retirement benefits
All employees are members of various defined contribution
retirement schemes.
Contributions to the various retirement schemes are fully
expensed during the year in which they are incurred. The
cost of providing retirement benefits for the year amounted
to R327.0 million (2005: R291.1million).
Figures in millions unless otherwise stated
United States Dollars
South African Rand
Restated
Restated
2005
2006
2006
2005
for the year ended 30 June 2006

29. Commitments
Capital expenditure
454.6
665.2
– authorised
4,942.5
3,045.8
23.8
254.3
– contracted for
1,889.5
159.8
Operating leases:
0.7
0.7
– within one year
5.5
4.7
2.6
1.9
– thereafter
14.2
17.6
28.8
33.7
Guarantees and other commitments
250.7
192.8
Commitments will be funded from internal sources and to
the extent necessary from borrowings.
30. Contingent liabilities
No material claims have been filed against the Group.
World Gold Council
Gold Fields is a member of the World Gold Council. In
terms of the membership agreement, all members are
responsible for certain costs, including core costs on a
three-year rolling basis, winding-up costs, if applicable,
and various other contingent liabilities. Apportionment of
liabilities to individual members, should they arise, is done proportionate to the member’s production relative to the
total production of all members. To date, no claims have
been made on Gold Fields.
31. Lines of credit
The Group has unutilised lines of credit of R3.7 billion at
30 June 2006.
Figures in millions unless otherwise stated
United States Dollars
South African Rand
Restated
Restated
2005
2006
2006
2005

NOTES TO THE FINANCIAL STATEMENTS
(continued)
32. Risk management Activities
In the normal course of its operations, the Group is exposed to commodity price, currency, interest rate, liquidity and credit risk.
In order to manage these risks, the Group has developed a comprehensive risk management process to facilitate control and monitoring of these risks.
Concentration of credit risk
The Group’s financial instruments do not represent a concentration of credit risk as the Group deals with a number of major banks. Accounts receivable are regularly monitored and assessed and where necessary an adequate level of provision is maintained.
A formal process of allocating counterparty exposure and prudential limits is approved by the Audit Committee and is applied under the supervision of the Group’s executive committee. Facilities requiring margin payments are not engaged.
Foreign currency and commodity price risk
In the normal course of business the Group enters into transactions for the sale of its gold, denominated in US dollars.
In addition, the Group has assets and liabilities in a number of different currencies (primarily US dollars, Venezuelan Bolivars and Australian dollars). As a result, the Group is subject to transaction and translation exposure from fluctuations in foreign currency exchange rates.
Due to the fact that US$165.0 million of debt was drawn down to acquire the St Ives and Agnew operations, it was deemed prudent to establish Australian dollar/United States dollar instruments to protect the cash flows of the operations in the event of the strengthening of the Australian dollar. In line with this decision, US$500.0 million of United States dollar/Australian dollar currency financial instruments were established over five years in respect of the St Ives and Agnew operations. The instruments are a combination of outright forwards and options and provide protection at exchange rates ranging between
49 and 52 US cents.
On 7 January 2004, the remaining instruments were closed out. The existing forward purchases of dollars and the put and call options were closed out by entering into equal and opposite transactions. The close-out of the outstanding portion of
US$275.0 million was at an average spot rate of 0.7670 US$/AU$. Subsequent to this, on 7 May 2004, the future US dollar values were fixed in Australian dollars at a spot rate of 0.715 US$/AU$, to take advantage of the weakened Australian dollar against the
US dollar at that time.
In order to participate in any further Australian dollar appreciation, a strip of quarterly maturing Australian dollar/United States dollar call options were purchased in respect of an amount of US$275 million of which the value dates and amounts match the dates of the original structure.The average strike price of these options is 0.7670 US$/AU$. US$75.0 million of these instruments remain at 30 June 2006 (2005: US$175.0 million).
In so far as South African rand/United States dollar exposures are concerned, the Group does not have a general policy of hedging these exposures, but will from time to time establish positions on an opportunistic basis. In line with this policy, forward cover of
US$30.0 million (2005: US$30.0 million) was purchased to cover any US dollar commitments payable from South Africa.
Gold Fields Ghana purchased a one-year Asian style (average monthly price) call option in respect of 51.6 million litres of diesel, settled monthly, to protect against adverse energy price movements. The Asian style call options were closed-out on in May 2006. A premium of US$1.7 million was incurred on these options and gains of US$1.4 million realised.
At present, the Group does not hedge its exposure to gold price fluctuation risk and sells at market spot prices (refer
Accounting Policies).
Interest rate and liquidity risk
Fluctuations in interest rates impact on the value of short-term investment and financing activities, giving rise to interest rate risk.
In the ordinary course of business, the Group receives cash proceeds from its operations and is required to fund working capital and capital expenditure requirements. The cash is managed to ensure surplus funds are invested to maximise returns whilst ensuring that capital is safeguarded to the maximum extent possible by investing only with top financial institutions.
Uncommitted borrowing facilities are maintained with several banking counterparties to meet the Group’s normal and contingency funding requirements.
for the year ended 30 June 2006

33. Fair value of financial instruments
The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in an arm’s length transaction between willing parties. The estimated values of the Group’s financial instruments are:
30 June 2006 30 June 2005
R’million R’million
Carrying Fair Carrying Fair
value value amount value
Financial assets
Cash and cash equivalents
1,617.5               1,617.5               3,375.0               3,375.0
Investment in associate 19.2 19.2 18.8 18.8
Current portion of financial instruments 225.9 225.9 313.8 313.8
Trade and other receivables
1,087.3               1,087.3                  779.5
779.5
Non-current portion of financial instruments – – 217.4 217.4
Environmental trust fund 484.0 484.0 389.0 389.0
Investments 2,464.7 2,464.7 974.0 974.0
Financial liabilities
Trade and other payables
2,293.7               2,293.7               1,699.3                1,699.3
Current portion of long-term liabilities 321.7 321.7 287.5 287.5
Long-term liabilities
2,021.6               2,044.9
1,176.0                1,241.0
30 June 2006 30 June 2005
US$ million US$ million
Carrying Fair Carrying Fair
amount value amount value
Financial assets
Cash and cash equivalents 217.7 217.7 503.7 503.7
Investment in associate 2.6 2.6 2.8 2.8
Current portion of financial instruments 30.4 30.4 46.8 46.8
Trade and other receivables 146.3 146.3 116.3 116.3
Non-current portion of financial instruments – – 32.4 32.4
Environmental trust fund 65.1 65.1 58.1 58.1
Investments 331.7 331.7 145.4 145.4
Financial liabilities
Trade and other payables 308.6 308.6 253.8 253.8
Current portion of long-term liabilities 43.3 43.3 42.9 42.9
Long-term liabilities 272.1 275.2 175.5 185.2
The following methods and assumptions were used to estimate the fair value of each class of financial instrument.
Trade and other receivables, trade and other payables and cash and cash equivalents
The carrying amounts approximate fair values due to the short maturity of these instruments.
Investments, environmental trust fund and long and short-term liabilities
The fair value of publically traded instruments is based on quoted market values. The environmental trust fund is stated at fair value based on the nature of the fund’s investments. Refer to note 20, for a discussion on the fair value of long and short-
term liabilities.
Financial instruments
A discussion on the fair value of currency financial instruments continues in note 33.

NOTES TO THE FINANCIAL STATEMENTS
(continued)
33. Fair value of financial instruments (continued)
Currency financial instruments
Currency financial instruments remaining at year-end are described in the schedule below. It has been decided not to account for these instruments under the hedge accounting rules of International Accounting Standard 39 and accordingly the positions have been marked-to-market through earnings.
Year ended 30 June
Australian Dollar/US Dollar 2007 Total
Call options:
Amount (US dollars) – 000’s 75,000 75,000
Average strike price (US$/AU$) 0.7670 0.7670
The marked-to-market value of the positions in the above table was a gain of R2.2 million (US$0.3 million) at 30 June 2006. The value was based on exchange rates of R7.43/US$ and US$/AU$ 0.7315 and the prevailing interest rates and volatilities at the time.
This gain has been accounted for in the income statement as an unrealised gain on financial instruments.
Year ended 30 June
US Dollar/Rand 2007 Total
Forward exchange contracts:
Amount (US dollars) – 000’s 30,000 30,000
Average strike price (R/US$) 6.8319 6.8319
The outstanding forward purchase of US$30 million at 30 June 2005, matured on 5 December 2005, resulting in a cash outflow of R14.3 million (US$2.2 million). This amount was extended to mature on 5 June 2006 and on maturity, was extended further to mature on 5 December 2006, resulting in a cash inflow of R6.3 million (US$0.9 million). The marked-to-market value of the position in the above table was a gain of R20.2 million (US$2.7 million) at 30 June 2006. The value was based on the exchange rate of R7.43/US$ and the prevailing interest rates and volatilities at the time. This gain of R20.2 million has been accounted for in the income statement as an unrealised gain on financial instruments.
Mvela transaction – Right of Exchange
In terms of the Right of Exchange, Mvela Gold and Gold Fields have the right to require the exchange of the GFIMSA shares in return for the issue to Mvela Gold of new ordinary shares in Gold Fields. The minimum and maximum number of Gold Fields shares that will be issued by Gold Fields following the exercise of the Right of Exchange is 45 million and 55 million, respectively.
Based on current market conditions and exchange methodology, the number of shares that would be issued are 48 million at 30 June 2006.
for the year ended 30 June 2006

34. Related party transactions
None of the directors, officers or major shareholders of Gold Fields or, to the knowledge of Gold Fields, their families, had any interest, direct or indirect, in any transaction during the last two fiscal years or in any proposed transaction which has affected or will materially affect Gold Fields or its investment interests or subsidiaries, other than as stated below.
Mvelaphanda transaction
On 8 March 2004, shareholders of both Gold Fields Limited (Gold Fields) and Mvelaphanda Resources Limited (Mvela Resources)
voted decisively in favour of all shareholder resolutions necessary to implement the transaction in terms of which Mvelaphanda
Gold (Pty) Limited (Mvela Gold), a wholly-owned subsidiary of Mvela Resources, will acquire a 15 per cent beneficial interest in the South African gold mining assets of Gold Fields, including the world-class Beatrix, Driefontein and Kloof mines for a cash consideration of R4,139 million. All conditions precedent to the transaction were fulfilled following the completion by Mvela
Resources of a domestic and international private placement on 15 March 2004.
In terms of the Right of Exchange, Mvela Gold and Gold Fields have the right to require the exchange of the GFIMSA shares in return for the issue to Mvela Gold of new ordinary shares in Gold Fields. The minimum and maximum number of Gold Fields shares that will be issued by Gold Fields following the exercise of the Right of Exchange is 45 million and 55 million, respectively.
Following completion of the private placement Mvela Gold advanced a loan of R4 139 million (the GFI-SA Loan) to GFI Mining
South Africa (Pty) Limited (GFI-SA), a wholly-owned subsidiary of Gold Fields, on 17 March 2004. This loan was financed by way of commercial bank debt of approximately R1,349 million, mezzanine finance of R1 100 million (which includes R200 million of redeemable preference shares in Micawber 325 (Pty) Limited subscribed for by Gold Fields) and the balance of approximately
R1,690 million raised by the Mvela Resources private placement, (which includes R100 million of equity in Mvelaphanda
Resources Limited subscribed for by Gold Fields as part of the above private placement). At the end of five years, the GFI-SA loan will be repaid and Mvela Gold will subscribe for 15 per cent of the share capital of GFI-SA.
The proceeds of the GFI-SA loan have been applied towards settling R4.1 billion of the R4.7 billion payable by GFI-SA to Beatrix
Mining Ventures Limited, Driefontein Consolidated (Pty) Limited and Kloof Gold Mining Company Limited following implementation of the internal reorganisation pursuant to which GFI-SA has acquired the gold mining assets of these companies as well as ancillary assets.
Gold Fields believes that this transaction satisfies the 15 per cent Historically Disadvantaged South African ownership requirements of the scorecard attached to the Broad Based Socio-Economic Mining Scorecard for the South African mining industry and looks forward, following implementation of this landmark BEE transaction, to working with Mvela Resources to satisfy the other requirements of the scorecard.
In terms of the transaction, and in furthering its empowerment objectives, Mvela Gold appointed two nominees out of a maximum of seven to the GFI-SA board, and has appointed two members to each of GFI-SA Operations Committee and Transformation
Committee, which latter committee will be established to monitor compliance with the Mining Charter and other transformation objectives.
Pro-Drilling and Mining (Pty) Limited
Michael J Prinsloo, a former director of GFL Mining Services Limited, sits on the board of and owns 50 per cent of Pro-Drilling and Mining (Pty) Limited, or Pro-Drilling, a privately held drilling company. Pro-Drilling has a contract with GFI Mining South Africa
(Pty) Limited to provide labour, equipment and materials for diamond drilling and core recovery at the Driefontein operation.
The contract is valid until terminated upon one month’s written notice by either party. Gold Fields employed Pro-Drilling prior to Mr Prinsloo joining Gold Fields. During fiscal 2006, Gold Fields paid Pro-Drilling a total of approximately R3.7 million
(2005: R11.0 million).
Mvelaphanda Resources Limited
Tokyo M G Sexwale a non-executive director of Gold Fields is the Chairman of the board of Mvelaphanda Resources Limited, or Mvela Resources. On 10 July 2002, Gold Fields announced that it had granted Mvela Resources participation rights of a minimum of 5 per cent and a maximum of 15 per cent in any new Gold Fields’ precious metals exploration projects in Africa, beginning 1 March 2002. In consideration for the transaction Mvela Resources will issue to Gold Fields options to subscribe for shares in Mvela Resources at a 10 per cent premium to the five-day weighted average trading price on the JSE Limited.

NOTES TO THE FINANCIAL STATEMENTS
(continued)
34. Related party transactions (continued)
Mvela Resources initially issued Gold Fields options to subscribe for shares with a value of R10.0 million. Thereafter, each year
Mvela Resources will issue to Gold Fields options to subscribe for shares with a value equal to half of the amount spent by
Gold Fields on the precious metals exploration projects covered by the agreement between the parties during that year. In 2006,
Gold Fields was issued with 1,396,925 options (2005: 1,375,584).
The term of the agreement is five years. This transaction was approved by Mvela Resources shareholders on 21 August 2002.
In addition, Mvela Resources will be obligated to pay for its proportional share of the costs of any exploration project it elects to participate in.
Rand Refinery Limited
GFL Mining Services Limited has an agreement with Rand Refinery Limited, (Rand Refinery), in which Gold Fields holds a
33.1 per cent interest, providing for the refining of substantially all of Gold Fields’ South African gold production by Rand Refinery.
On 21 November 2000, GFL Mining Services Limited (GFLMS) entered into an agreement with Rand Refinery in terms of which
GFLMS acts as agent for Rand Refinery with regard to the sale of a maximum of 50 per cent of Gold Fields’ South African gold production. On 1 June 2004, GFLMS has exercised its right, by giving notice to Rand Refinery, to sell all of Gold Fields’ South
African gold production with effect from 1 October 2004. Gold Fields Ghana Limited and Abosso Goldfields Limited also have an agreement with Rand Refinery since March 2002 to transport, refine and sell substantially all of the gold production from the
Tarkwa and Damang mines.
Nicholas J Holland, who is the chief financial officer and a director of Gold Fields, has been a director of Rand Refinery since
12 July 2000. As a director of GFL Mining Services Limited, which is a wholly-owned subsidiary of Gold Fields, Mr Holland has declared his interest in the contract between Rand Refinery and GFL Mining Services Limited, pursuant to South African requirements, and has not participated in the decision of Rand Refinery to enter into the agreement with either of GFL Mining
Services Limited, Gold Fields Ghana Limited or Abosso Goldfields Limited. Mr Holland signed the agreement with Rand Refinery on behalf of GFL Mining Services Limited.
None of the directors or officers of Gold Fields or any associate of such director or officer is currently or has been at any time during the past two fiscal years indebted to Gold Fields.
Transactions with directors
During F2006, GFL Mining Services Limited acquired a vehicle from the chief executive officer of the company, Ian D Cockerill, for
R420,000. The transaction was carried out at arm’s length.
for the year ended 30 June 2006

34. Related party transactions (continued)
Compensation to key management
United States Dollar South African Rand
Restated Restated
2005 2006 2006 2005
4.2 4.9 Salaries and other short-term benefits 31.4 26.2
1.1 1.3 Share-based payments 8.5 6.8
5.3 6.2 39.9 33.0
35. Segment reporting
The segment information is shown under the financial summary in the segment report on pages 182 and 183.

Share-based payments
(67.6)
(52.0)
Other expenses
(62.3)
(1.7)
Harmony hostile bid costs
–
(315.5)
Loss before taxation
(129.9)
(369.2)
Taxation
1
(11.5)
(17.9)
Loss for the year
(141.4)
(387.1)
The accompanying notes form an integral part of these financial statements for the year ended 30 June 2006
COMPANY INCOME STATEMENT
Figures in millions unless otherwise stated
South African Rand
Restated
Note
2006
2005

at 30 June 2006
COMPANY BALANCE SHEET
Assets
Non-current asset
Investments
3
9 454.0
9 809.4
Current asset
Trade and other receivables
12.5
1.6
Total assets
9 466.5
9 811.0
Equity and liabilities
Share capital
247.4
246.1
Share premium
9 739.9
9 623.2
Reserves
157.7
89.9
Accumulated loss
(694.0)
(158.1)
Shareholders’ equity per statement
9 451.0
9 801.1
Current liabilities
15.5
9.9
Trade and other payables
0.3
4.8
Taxation
15.2
5.1
Total equity and liabilities
9 466.5
9 811.0
The accompanying notes form an integral part of these financial statements
Figures in millions unless otherwise stated
South African Rand
Restated
Note
2006
2005

for the year ended 30 June 2006
COMPANY STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
South African Rand
Balance at 30 June 2004
491,492,520                245.7
9,601.5                    0.1
–
611.2
10,458.5
Effect of adopting IFRS 2
–
–
–
37.7
(37.7)
–
Balance at 30 June 2004 –
adjusted
491,492,520                 245.7
9,601.5                    0.1                 37.7               573.5
10,458.5
Net loss
–
–
–
–
–
(387.1)             (387.1)
Share-based payments
–
–
–
–
52.0                    –
52.0
Dividends
–
–
–
–
–
(344.5)             (344.5)
Exercise of employee
share options
801,706
0.4
21.7
–
–
–
22.1
Marked-to-market gain
on listed investment
–
–
–
0.1
–
–
0.1
Balance at 30 June 2005
492,294,226                 246.1
9,623.2                    0.2                 89.7             (158.1)
9,801.1
Net loss
–
–
–
–
–
(141.4)             (141.4)
Share-based payments
–
–
–
–
67.6                                        67.6
Dividends
–
–
–
–
–
(394.5)             (394.5)
Shares repurchased
and cancelled
(1,000,000)
(0.5)
(74.4)
–
–
–
(74.9)
Exercise of employee
share options
3,530,497
1.8
191.1
–
–
–
192.9
Marked-to-market gain
on listed investment
–
–
–
0.2
–
–
0.2
Balance at 30 June 2006
494,824,723                 247.4
9,739.9                   0.4                 157.3              (694.0)
9,451.0
The accompanying notes form an integral part of these financial statements
Figures in millions unless otherwise stated
Number of
Share-     Accumulated
Total
ordinary
Ordinary
Fair value
based
(loss)/
share-
shares
share
Share
adjustment
payment           retained
holders’
issued
capital
premium
reserve
reserve
earnings
equity

Cash flows from operating activities
(473.6)
(678.0)
Cash utilised in operations
4
(62.3)
(317.2)
Change in working capital
5
(15.4)
2.9
Cash utilised in operating activities
(77.7)
(314.3)
Tax paid
6
(1.4)
(19.2)
Net cash utilised in operations
(79.1)
(333.5)
Dividends paid
7
(394.5)
(344.5)
Cash flows from financing activities
473.6
678.0
Repayment of long-term loan by subsidiary
355.6
655.9
Shares repurchased and cancelled
(74.9)
–
Proceeds from issue of shares
192.9
22.1
Net cash
–
–
Cash and cash equivalents at beginning of the year
–
–
Cash and cash equivalents at end of the year
–
–
The accompanying notes form an integral part of these financial statements
Figures in millions unless otherwise stated
South African Rand
Restated
Note
2006
2005
at 30 June 2006
COMPANY CASH FLOW STATEMENT

COMPANY NOTES TO THE FINANCIAL STATEMENTS
1. Taxation
South African current taxation
– company tax
(11.5)
(3.2)
– prior year adjustment – current tax
–
(14.7)
– company tax
(11.5)
(17.9)
2. Dividends
2005 final dividend of 40 cents per share (2004: 40 cents) declared on 3 August 2005
196.8
196.8
2006 Interim dividend of 40 cents per share (2005: 30 cents) declared on 10 February 2006
197.7
147.7
A final dividend in respect of F2006 of 110 cents per share was approved by the board of directors on 2 August 2006. This dividend payable is not reflected in these financial statements.
Total dividends
394.5
344.5
3. Investments
Listed
Cost
0.3
0.3
Net unrealised gain on revaluation
0.4
0.2
Carrying value
0.7
0.5
Market value
0.7
0.5
Unlisted
Carrying value
8,269.7
8 269.7
Total listed and unlisted investments
8,270.4
8 270.2
Loans
1,183.6
1 539.2
Total investments
9,454.0
9 809.4
Details of major investments are given on pages 180 and 181.
4. Cash utilised in operations
Loss for the year
(141.4)
(387.1)
Taxation
11.5
17.9
Loss before non-cash items
(129.9)
(369.2)
Non-cash items:
Share-based payments
67.6
52.0
Total cash utilised in operations
(62.3)
(317.2)
5. Change in working capital
Trade and other receivables
(10.9)
0.6
Trade and other payables
(4.5)
2.3
Total change in working capital
(15.4)
2.9
Figures in millions unless otherwise stated
South African Rand
Restated
2006
2005
for the year ended 30 June 2006

6. Tax paid
Amount owing at beginning of the year
(5.1)
(6.4)
SA current taxation
(11.5)
(17.9)
Amount owing at end of the year
15.2
5.1
Total tax paid
(1.4)
(19.2)
7. Dividends paid
Dividends per statement of shareholders’ equity
394.5
344.5
Total dividends paid
394.5
344.5
Figures in millions unless otherwise stated
South African Rand
Restated
2006
2005

Group
Book value in holding company
Shares held
beneficial interest
Shares
Loans
2006
2005
2006
2005
2006
2005
2006
2005
Notes
per cent
per cent
R m
R m
R m
R m
Unlisted
Abosso Goldfields Limited
– Class”A” shares
3
39,394,000
39,394,000
71.1
71.1
–
–
–
–
– Class”B” shares
3
4,266,000
4,266,000
100.0
100.0
–
–
–
–
Agnew Gold Mining
Company (Pty) Limited
5
54,924,757
54,924,757
100.0
100.0
–
–
–
–
Beatrix Mines Limited
1
96,549,020
96,549,020
100.0
100.0
206.8
206.8
–
Beatrix Mining Ventures
Limited
1
9,625,001
9,625,001
100.0
100.0
120.4
120.4
(136.8)
(136.8)
Driefontein Consolidated
(Pty) Limited
1
1,000
1,000
100.0
100.0
–
–
(13.1)
(13.1)
GFL Mining Services
Limited
1
235,676,386
235,676,386
100.0
100.0
7,331.7
7,331.7
1,943.7
2,299.3
Gold Fields Holdings
Company (BVI) Limited
(formerly Gold Fields
Guernsey Limited)
2
4,028
4,020
100.0
100.0
–
–
–
–
Gold Fields Ghana Limited
3
711
711
71.1
71.1
–
–
–
–
GFI Mining South Africa
(Pty) Limited
1
850
850
100.0
100.0
8.0
8.0
–
–
Kloof Gold Mining
Company Limited
1
138,600,000
138,600,000
100.0
100.0
602.8
602.8
(610.2)
(610.2)
Orogen Holdings (BVI)
Limited
4
178
164
100.0
100.0
–
–
–
–
Minera Gold Fields S.A.
3,750
–
100.0
100.0
–
–
–
–
Bolivar Gold Corporation Inc.        6
186,711,000
–
95.0
–
–
–
–
–
Sociedad Minera La Cima
7
18,596,000
–
80.6
–
–
–
–
–
St Ives Gold Mining
Company (Pty) Limited
5
281,051,329
212,497,547
100.0
100.0
–
–
–
–
Total
8,269.7
8,269.7
1,183.6
1,539.2
MAJOR GROUP INVESTMENTS – DIRECT AND INDIRECT

Group
Shares held
beneficial interest
2006
2005
2006
2005
Notes
per cent
per cent
Other investments
Listed
African Eagle Resources Plc
–
3,678,703
n/a
3.5
Avoca Resources Limited
19,849,861
17,349,861
13.6
14.8
Bolivar Gold Corporation
– shares
–
12,344,444
n/a
11.2
– warrants
–
6,172,222
n/a
n/a
CMQ Resources Inc.
5,000,000
5,000,000
9.7
9.7
Comaplex Minerals
Corporation
7,628,571
7,628,571
19.8
19.8
Committee Bay Resources
Limited
8,333,333
1,333,333
15.2
4.5
Medoro Resources
1,813,187
12,692,307
5.5
10.2
Mvelaphanda Resources
Limited
– shares
4,350,000
4,350,000
2.6
2.6
– options
4,047,858
2,650,933
n/a
n/a
Radius Gold Inc.
3,625,124
3,631,124
6.8
6.8
Sino Gold Limited
– shares
21,208,020
10,800,000
13.9
8.4
– options
1,350,000
1,350,000
n/a
n/a
Aflease Gold Limited
(formerly Sub Nigel Gold
Mining Company Limited)
12,500,000
12,500,000
2.8
17.0
TLC Ventures Corporation
3,341,600
1,775,000
8.5
9.1
Western Areas Gold Mining
Company Limited
26,164,098
4,212,137
16.9
4.0
Gold Quest Mining
Corporation
– shares
4,162,500
2,962,500
9.5
9.2
– options
1,200,000
1,075,000
n/a
n/a
Anglo Australian Resources
Limited
– shares
32,500,000
32,500,000
6.6
9.0
– options
7,500,000
7,500,000
n/a
n/a
Notes
1 – Incorporated in the Republic of South Africa
2 – Incorporated in Guernsey
3 – Incorporated in Ghana
4 – Incorporated in the British Virgin Islands
5 – Incorporated in Australia
6 – Incorporated in Venezuela
7 – Incorporated in Peru
The interest of Gold Fields Limited in the aggregate amount of the after-taxation profits of its subsidiaries is R1,530.3 million (2005: R514.8 million).
Note: Only major investments are listed individually.

South Africa
Ghana
Venezuela
Australia
Group
Drie-
St Ives/
Corporate
consoli-
fontein
Kloof
Beatrix
Tarkwa
Damang
Choco 10#
Agnew
and other
dation
Income statement for the
year ended 30 June 2006
Revenue
3,839.5
3,067.2
2,002.6
2,386.9
787.8
108.0
2,412.7
–
14,604.7
Operating costs
2,714.4
2,555.3
1,614.7
1,354.7
496.4
56.0
1,512.4
–
10,303.9
Gold inventory change
–
–
–
(32.9)
17.7
(2.5)
(41.1)
–
(58.8)
Operating profit
1,125.1
511.9
387.9
1,065.1
273.7
54.5
941.4
–
4,359.6
Amortisation and depreciation
(258.9)
(256.2)
(111.7)
(240.3)
(25.1)
(13.2)
(525.0)
(105.6)
(1,536.0)
Net operating profit
866.2
255.7
276.2
824.8
248.6
41.3
416.4
(105.6)
2,823.6
Other income/(expenditure)
(44.1)
(39.7)
(53.6)
6.0
5.9
(0.9)
12.0
(218.2)
(332.6)
Normal taxation
(201.5)
–
(0.2)
(166.4)
(53.1)
(19.4)
(59.8)
(77.9)
(578.3)
Deferred taxation
(42.0)
(66.5)
(95.4)
(36.9)
(27.2)
–
(114.5)
22.0
(360.5)
Exceptional items
1.0
16.8
11.8
(1.3)
–
–
(2.3)
37.9
63.9
Profit/(loss) for the year
579.6
166.3
138.8
626.2
174.2
21.0
251.8
(341.8)
1,616.1
Attributable to:
Minority shareholders
–
–
–
(181.0)
(50.3)
(1.1)
–
4.9
(227.5)
Ordinary shareholders of
the company
579.6
166.3
138.8
445.2
123.9
19.9
251.8
(336.9)
1,388.6
Balance sheet as at
30 June 2006
Total assets
3,513.9
2,702.8
1,070.9
2,881.5
627.8
827.8
4,721.3
14,147.5
30,493.5
Total liabilities (excluding
deferred taxation and
minority shareholders)
1,287.0
1,132.8
596.9
394.6
133.0
165.9
572.9
1,799.3
6,082.4
Deferred taxation
1,116.2
987.4
(80.4)
606.8
55.8
–
392.6
2,027.6
5,106.0
Capital expenditure
248.7
208.0
237.4
299.7
163.8
33.3
454.2
217.3
1,862.4
The above is a geograhical analysis presented by location of assets.
# Choco 10 was acquired effective from 1 March 2006.
182
Financial summary – Rand million
SEGMENT REPORT
South Africa
Ghana
Australia
Group
Drie-
St Ives/
Corporate
consoli-
fontein
Kloof
Beatrix
Tarkwa
Damang
Agnew
and other
dation
Income statement for the
year ended 30 June 2005
Revenue
3,041.1
2,710.0
1,642.7
1,785.4
647.9
1,929.2
–
11,756.3
Operating costs
2,486.3
2,543.3
1,630.7
990.5
412.1
1,439.1
–
9,502.0
Gold inventory change
–
–
–
(7.6)
14.6
(38.4)
–
(31.4)
Operating profit
554.8
166.7
12.0
802.5
221.2
528.5
–
2,285.7
Amortisation and depreciation
(245.5)
(343.9)
(87.6)
(236.0)
(35.7)
(459.7)
(103.7)
(1,512.1)
Net operating profit
309.3
(177.2)
(75.6)
566.5
185.5
68.8
(103.7)
773.6
Other income/(expenditure)
31.6
32.4
(8.6)
14.4
5.6
33.2
30.2
138.8
Normal taxation
(39.6)
–
36.8
(64.1)
(55.4)
(48.4)
(91.4)
(262.1)
Deferred taxation
1.6
97.1
(43.3)
(88.6)
(19.0)
172.7
40.1
160.6
Impairment of assets
(12.3)
(11.4)
(60.0)
–
–
(60.9)
(116.3)
(260.9)
Exceptional items
(0.9)
(1.2)
1.6
(0.7)
–
(14.3)
(278.3)
(293.8)
Profit/(loss) for the year
289.7
(60.3)
(149.1)
427.5
116.7
151.1
(519.4)
256.2
Attributable to:
Minority shareholders
–
–
–
(123.5)
(33.7)
–
28.7
(128.5)
Ordinary shareholders
of the company
289.7
(60.3)
(149.1)
304.0
83.0
151.1
(490.7)
127.7
Balance sheet as at
30 June 2005
Total assets
3,294.7
3,064.4
1,158.2
2,082.2
509.8
4,070.2
9,817.9
23,997.4
Total liabilities (excluding
deferred taxation and
minority shareholders)
935.2
1,145.1
748.5
245.6
107.1
564.6
467.4
4,213.5
Deferred taxation
1,074.2
920.8
(175.7)
508.5
21.8
248.6
651.6
3,249.8
Capital expenditure
184.1
230.1
221.4
469.6
65.9
842.2
150.5
2,163.8
The above is a geograhical analysis presented by location of assets.

Financial summary – US dollar million
SEGMENT REPORT
(continued)
South Africa Ghana Venezuela Australia
Group
Drie- St Ives/ Corporate consoli-
fontein Kloof Beatrix Tarkwa Damang Choco 10# Agnew and other dation
Income statement for the
year ended 30 June 2006
Revenue
599.9 479.3 312.9 373.0 123.1 17.1 377.0 – 2,282.0
Operating costs 424.1 399.3 252.3 211.7 77.6 8.8 236.3 – 1,610.0
Gold inventory change – – – (5.1) 2.8 (0.4) (6.4) – (9.2)
Operating profit 175.8 80.0 60.6 166.4 42.8 8.6 147.1 – 681.2
Amortisation and depreciation (40.5) (40.0) (17.5) (37.5) (3.9) (2.1) (82.0) (16.5) (240.0)
Net operating profit 135.3 40.0 43.2 128.9 38.8 6.5 65.1 (16.5) 441.2
Other income/(expenditure) (6.9) (6.2) (8.4) 0.9 0.9 (0.1) 1.9 (34.1) (52.0)
Normal taxation (31.5) – – (26.0) (8.3) (3.1) (9.3) (12.2) (90.4)
Deferred taxation (6.6) (10.4) (14.9) (5.8) (4.3) – (17.9) 3.4 (56.3)
Exceptional items 0.2 2.6 1.8 (0.2) – – (0.4) 5.9 10.0
Profit/(loss) for the year 90.6 26.0 21.7 97.8 27.2 3.3 39.3 (53.4) 252.6
Attributable to:
Minority shareholders
– – – (28.3) (7.9) (0.2) – 0.8 (35.5)
Ordinary shareholders
of the company
90.6 26.0 21.7 69.6 19.4 3.2 39.3 (52.6) 217.1
Balance sheet as at
30 June 2006
Total assets
472.9 363.8 144.1 387.8 84.5 111.4 635.4 1,904.1 4,104.0
Total liabilities (excluding
deferred taxation and outside
shareholders)
173.2 152.5 80.3 53.1 17.9 22.3 77.1 242.2 818.6
Deferred taxation 150.2 132.9 (10.8) 81.7 7.5 – 52.8 272.9 687.2
Capital expenditure 38.9 32.5 37.1 46.8 25.6 5.3 71.0 34.0 291.0
The above is a geograhical analysis presented by location of assets.
# Choco 10 was acquired effective from 1 March 2006.
US DOLLAR FIGURES MAY NOT ADD AS THEY ARE ROUNDED INDEPENDENTLY
Exchange rates applied: Rate at year-end US$1 = R7.43
Average for the year US$1 = R6.40 except Choco 10 which averaged US$1 = R6.33 from the effective date of 1 March 2006.
South Africa Ghana Australia
Group
Drie- St Ives/ Corporate consoli-
fontein Kloof Beatrix Tarkwa Damang Agnew and other dation
Income statement for the
year ended 30 June 2005
Revenue
489.7 436.4 264.5 287.5 104.3 310.7 – 1,893.1
Operating costs 400.4 409.5 262.6 159.5 66.4 231.7 – 1,530.1
Gold inventory change – – – (1.2) 2.3 (6.2) – (5.1)
Operating profit 89.3 26.9 1.9 129.2 35.6 85.2 – 368.1
Amortisation and depreciation (39.5) (55.4) (14.1) (38.0) (5.7) (74.0) (16.8) (243.5)
Net operating profit 49.8 (28.5) (12.2) 91.2 29.9 11.2 (16.8) 124.6
Other income/(expenditure) 5.1 5.2 (1.4) 2.3 0.9 5.3 4.8 22.2
Normal taxation (6.4) – 5.9 (10.3) (8.9) (7.8) (14.7) (42.2)
Deferred taxation 0.3 15.6 (7.0) (14.3) (3.1) 27.8 6.6 25.9
Impairment of assets (2,0) (1.8) (9.7) – – (9.8) (18.7) (42.0)
Exceptional items (0.1) (0.2) 0.3 (0.1) – (2.3) (44.8) (47.2)
Profit/(loss) for the year 46.7 (9.7) (24.1) 68.8 18.8 24.4 (83.6) 41.3
Attributable to:
Minority shareholders
– – – (19.9) (5.4) – 4.6 (20.7)
Ordinary shareholders
of the company
46.7 (9.7) (24.1) 48.9 13.4 24.4 (79.0) 20.6
Balance sheet as at
30 June 2005
Total assets
485.0 457.4 172.9 310.8 76.1 607.5 1,472.1 3,581.8
Total liabilities (excluding
deferred taxation and outside
shareholders)
139.6 170.9 111.7 36.7 16.0 84.3 69.8 629.0
Deferred taxation 160.3 137.4 (26.2) 75.9 3.3 37.1 97.2 485.0
Capital expenditure 29.6 37.1 35.7 75.6 10.6 135.6 24.2 348.4
The above is a geograhical analysis presented by location of assets.
US DOLLAR FIGURES MAY NOT ADD AS THEY ARE ROUNDED INDEPENDENTLY
Exchange rates applied: Average for the year US$1 = R6.21 Rate at year-end: US$1 = R6.70

OPERATING AND FINANCIAL INFORMATION BY MINE
Gold produced
Total
Net earnings
Tons
Yield*
cash cost
Year to 30 June
milled
g/ton
Kilograms
000’ ounces
US$/oz
SA Rand mil
US$ mil
1952-2000
182,757,000
16.2
2,957,488
95,085
n/a
n/a
n/a
2001
6,551,000
6.4
42,031
1,351
184
413.0
54.3
2002
6,587,000
6.3
41,263
1,327
158
877.5
87.2
2003
6,370,000
6.0
38,516
1,238
202
725.4
80.0
2004
6,438,000
5.5
35,494
1,141
311
436.7
63.3
2005
6,694,000
5.4
36,162
1,163
330
289.7
46.7
2006
6,867,000
5.2
35,755
1,150
355
579.6
90.6
Total      222,264,000
14.3
3,186,709
102,455
* Combined surface and underground yield.
Includes West Driefontein from 1952 and East Driefontein from 1972.
Driefontein
Gold produced
Total
Net earnings
Tons
Yield*
cash cost
Year to 30 June
milled
g/ton
Kilograms
000’ ounces
US$/oz
SA Rand mil
US$ mil
1939-2000
219,861,900
9.1
2,009,013
64,591
n/a
n/a
n/a
2001
3,932,000
9.6
37,658
1,211
207
#
222.5
#
29.2
2002
4,657,000
7.4
34,236
1,101
179
601.5
59.8
2003
4,838,000
7.3
35,464
1,140
215
600.7
66.2
2004
4,983,000
6.5
32,273
1,038
341
5.8
0.8
2005
4,655,000
6.9
32,258
1,037
379
(60.3)
(9.7)
2006
3,666,000
7.8
28,429
914
421
166.3
26.0
Total      246,592,900
9.0
2,209,331
71,032
* Combined surface and underground yield.
Includes Venterspost from 1939, Libanon from 1949, Kloof from 1968 and Leeudoorn from 1991.
# Includes impairment write-down of R73 million (US$9.6 million).
Kloof
Gold produced
Total
Net earnings
Tons
Yield*
cash cost
Year to 30 June
milled
g/ton
Kilograms
000’ ounces
US$/oz
SA Rand mil
US$ mil
1985-2000
35,027,000
6.0
211,681
6,806
n/a
n/a
n/a
2001
3,671,000
5.5
20,126
647
207
#
(1,432.5)
#
(188.2)
2002
4,115,000
4.9
20,367
655
173
697.7
69.4
2003
4,722,000
4.3
20,488
659
229
257.4
28.4
2004
5,448,000
3.6
19,437
625
356
&
(353.8)
&
(51.3)
2005
4,181,000
4.6
19,418
624
406
†
(149.1)
†
(24.0)
2006
3,551,000
5.2
18,541
596
409
138.8
21.7
Total
60,715,000
5.4
330,058
10,612
Beatrix and Oryx became one tax entity as from F2000.
*
Combined surface and underground yield.
#
Includes impairment write-down of R1,558 million ($205 million).
&
Includes impairment write-down of R426 million ($62 million).
†
Includes impairment write-down of R60 million (US$10 million).
Beatrix (includes Oryx as from F2000)
South African operations

Gold produced
Total
Net earnings
Tons
Yield*
cash cost
Year to 30 June
milled
g/ton
Kilograms
000’ ounces
US$/oz
SA Rand mil
US$ mil
1994-2000
14,188,559
1.6
22,996
739
n/a
n/a
n/a
2001
11,667,000
1.2
13,680
440
155
232.0
30.5
2002
14,914,000
1.1
16,920
544
171
338.2
33.6
2003
15,210,000
1.1
16,792
540
194
313.6
34.6
2004
16,000,000
1.1
17,107
550
230
299.2
43.4
2005
19,633,000
1.1
21,051
677
234
427.5
68.8
2006
21,487,000
1.0
22,060
709
292
626.2
97.8
Total      113,099,559
1.2
130,606
4,199
Surface operation from F1999.
Tarkwa
Gold produced
Total
Net earnings
Tons
Yield*
cash cost
Year to 30 June
milled
g/ton
Kilograms
000’ ounces
US$/oz
SA Rand mil
US$ mil
#
2002
1,951,000
2.3
4,397
141
200
90.4
8.3
2003
4,877,000
1.9
9,305
299
243
129.1
14.2
2004
5,236,000
1.8
9,589
308
222
239.6
34.7
2005
5,215,000
1.5
7,703
248
282
116.7
18.8
2006
5,328,000
1.4
7,312
235
341
174.2
27.2
Total
22,607,000
1.7
38,306
1,232
# For the five months ended 30 June, since acquisition
.
Damang
Gold produced
Total
Total
Tons
Yield*
cash cost
cash cost
Year to 30 June
milled
g/ton
Kilograms
000’ ounces
US$/oz
A$/oz
#
2002
3,398,000
3.1
10,602
341
160
302
2003
5,486,000
2.9
15,966
513
188
323
2004
6,744,000
2.5
16,877
543
297
416
2005
6,332,000
2.6
16,393
527
336
447
2006
6,690,000
2.3
15,440
496
339
453
Total
28,650,000
2.6
75,278
2,420
#
For the seven months ended 30 June, since acquisition.
Australia
St Ives
International operations
Gold produced
Total
Total
Tons
Yield*
cash cost
cash cost
Year to 30 June
milled
g/ton
Kilograms
000’ ounces
US$/oz
A$/oz
#
2002
682,000
3.8
2,569
83
232
434
2003
1,268,000
3.5
4,466
144
255
437
2004
1,179,000
5.3
6,267
201
226
317
2005
1,170,000
5.6
6,609
212
233
310
2006
1,323,000
5.2
6,916
222
266
355
Total
5,622,000
4.8
26,827
863
#
For the seven months ended 30 June, since acquisition.
Agnew

OPERATING AND FINANCIAL INFORMATION BY MINE
(continued)
Net earnings
Year to 30 June
SA Rand mil
US$ mil
A$ mil
#
2002
556.6
50.2
94.7
2003
567.3
62.5
107.2
2004
304.5
44.1
61.9
2005
151.1
24.3
32.4
2006
251.8
39.3
52.6
#
For the seven months ended 30 June, since acquisition.
St Ives/Agnew
International operations
Gold produced
Total
Net earnings
Tons
Yield*
cash cost
Year to 30 June
treated
g/ton
Kilograms
000’ ounces
US$/oz
SA Rand mil
US$ mil
#
2006
454,000
1.7
787
25
294
21.0
3.3
Total
454,000
1.7
787
25
#
For the four months ended 30 June, since acquisition.
Choco 10

1 – 1,000 shares
13,776
80.66
3,017,822
0.61
1,001 – 10,000 shares
2,393
14.01
7,221,008
1.46
10,001 – 100,000 shares
631
3.70
21,443,093
4.33
100,001 – 1,000,000 shares
227
1.33
59,971,010
12.12
1,000,001 shares and over
52
0.30
403,171,790
81.48
17,079
100.00
494,824,723
100.00
Number of
% of total
Number of
% of shares
Distribution of shareholders
shareholders
shareholders
shares
issued
Banks
366
2.14
316,990,143
64.06
Close Corporations
190
1.11
195,792
0.05
Endowment Funds
94
0.55
566,006
0.11
Individuals
12,994
76.08
8,380,702
1.69
Insurance Companies
67
0.39
34,909,011
7.05
Investment Companies
24
0.14
24,552,600
4.96
Medical Aid Schemes
15
0.09
393,999
0.08
Mutual Funds
280
1.64
32,936,404
6.66
Nominees and Trusts
2,167
12.69
5,080,378
1.03
Other Corporations
143
0.84
466,479
0.09
Pension Funds
313
1.83
68,083,239
13.76
Private Companies
382
2.24
1,888,732
0.38
Public Companies
42
0.25
191,882
0.04
Share Trusts
2
0.01
189,356
0.04
17,079
100.00
494,824,723
100.00
Number of
% of total
Number of
% of shares
Public/Non-public shareholders
shareholders
shareholders
shares
issued
Non-public Shareholders
8
0.05
555,461
0.11
Directors and Associates of
the Company Holdings
6
0.04
366,105
0.07
Share Trusts
2
0.01
189,356
0.04
Public Shareholders
17,063
99.90
493,713,801
99.78
17,079
100.00
494,824,723
100.00
Number of
Beneficial shareholders holding of 3 per cent or more
shares
%
Bank of New York Unrestricted Depositary Receipts
101,404,008
20.49
Public Investment Commissioners
46,062,537
9.31
Capital Group
45,447,580
9.18
Old Mutual Group
34,989,310
7.08
Number of
% of total
Number of
% of shares
Size of holding
shareholders
shareholders
shares
issued
Analysis of shareholders’ information at 30 June 2006
SHAREHOLDERS’ INFORMATION

GLOBAL REPORTING INITIATIVE
GRI
Reference
Page/s
Vision and strategy
1.1
Statement of the organisation’s vision &
54
strategy regarding its contributions to
sustainable development
1.2
Statement from the CEO describing key
6 – 10
elements in the report
Profile
2.1
Name of reporting organisation
Cover
2.2
Major products and/or services
2 – 3, 61
including brands
2.3
Operational structure of the organisation
14
2.4
Description of major divisions operating
14 – 51
companies, subsidiaries & joint ventures
2.5
Countries in which the organisation’s
14 – 51
operations are located
2.6
Nature of ownership
2, 14, 61
2.8
Scale of reporting organisation
50 – 51,
89 – 91
2.9
List of stakeholders, key attributes of
54
each & relationship to reporter
Report scope
2.10
Contact person for the report, not
56
including e-mail & web addresses
2.11
Reporting period
53
2.12
Date of most recent report
53
2.13
Boundaries of the report
53
2.14
Significant changes in size, structure,
2, 6 – 10
ownership or products/services that
have occurred since the last report
2.15
Basis for reporting on joint ventures, etc
53
or any other situations which can
significantly affect comparability from
period to period
GRI
Reference
Page/s
Report profile
2.17
Decisions not to apply GRI principles or
53
protocols in the report
2.19
Significant changes from previous years
85
in the measurement methods applied to
key economic environmental & social
information
2.22
Means by which report users can obtain
56
additional information and reports about
economic, environmental and social
aspects of the organisation’s activities,
including facility information
(if available)
Governance structure &
management systems
3.1
Governance structure of the organisation,
99
including major committees under the
board of directors that are responsible
for setting strategy and for oversight of
the organisation
3.2
% of the board that are independent,
99
non-executive directors
3.3
Process for determining the expertise
99
board members need to guide the
strategic direction of the organisation,
including issues related to environmental
and social risks & opportunities
3.4
Board level processes for overseeing
100, 103
the organisation’s identification &
management of economic, environmental
and social risks and opportunities
3.5
Linkage between executive
126 – 129
compensation and achievement of
organisation’s financial and
non-financial goals
3.6
Organisation structure and key
103
individuals responsible for oversight
implementation and audit of economic,
environmental, social and related policies

GRI
Reference
Page/s
3.8
Shareholder engagement
3.10
Approaches to stakeholder consultation
54 – 56
reported in terms of frequency of
consultations by type and by
stakeholder group
3.11
Type of information generated by
54 – 56, 59
stakeholder consultations
3.12
Use of information resulting from
54 – 56, 59
stakeholder engagements
3.13
Overarching policies and
management systems
3.14
Externally developed, voluntary
54, 57 – 61,
economic, environmental and social
79
characters, sets of principles, or other
initiatives to which the organisation
subscribes
3.15
Principal memberships in industry
54
and business associations and/or
national/international advocacy
organisations
3.16
Policies and/or systems for managing
60 – 61, 94
impacts including supply chain
management and product and
service stewardship
3.19
Programmes and procedures
57 – 61,
pertaining to economic, environmental
80 – 82, 84
and social performance (priority &
target setting; major programmes to
improve performance; internal
communication & training;
performance monitoring; internal &
external auditing: and senior
management review)
3.20
Status of certification pertaining
79
to economic, environmental and
social management systems)
GRI
Reference
Page/s
Economic
EC 1
Net sales
88, 95
EC 2
Geographic breakdown of markets
88, 95
EC 3
Cost of all goods, materials and
88, 95
services purchased
EC 5
Total payroll & benefits (including wages,
88, 95
pension, other benefits & redundancy
payments) broken down
by country or region
EC 6
Distributions to providers of capital
95
broken down by interest on debt &
borrowings & dividends on all classes
of shares, with any arrears of preferred
dividends to be disclosed
EC 7
Increase/decrease in retained
95
earnings at end of period
EC 8
Total sum of taxes of all types paid
88, 95
broken down by country
EC 10
Donations to community, civil society
74, 75, 88
& other groups broken down in terms
of cash and in-kind donations per
type of group
EC 12
Total spend on non-core business
88
infrastructure development
EC 13
The organisation’s indirect economic
74 – 78, 88
impacts
Environmental
EN 1
Total materials used other than water
86
by type
EN 3
Direct energy used segmented by
86 – 87
primary source
EN 5
Total water use
87

GLOBAL REPORTING INITIATIVE
(continued)
GRI
Reference
Page/s
EN 8
Greenhouse gas emissions
86
EN 9
Use & emissions of ozone depleting
85
substances
EN 10
NOx, SOx & other significant air
85
emissions by type
EN 11
Total amount of waste by type
86
EN 14
Significant environmental impacts of
81, 83, 85
principal products & services
EN 16
Incidents of & fines for non-
79 – 81,
compliance
85 – 86
EN 18
Energy consumption
86 – 87
EN 20
Water sources & related ecosystems
81, 83 – 84
affected by water use
EN 26
Changes to natural habitats
82 – 83
resulting from activities
EN 27
Objectives, programmes & targets to
82 – 83
protect & restore native ecosystems
EN 29
Business units currently operating or
82
planning operations in or around
protected or sensitive areas
EN 30
Other relevant indirect greenhouse
86
gas emissions
EN 31
All production, transport, import or
84
export of any waste deemed hazardous
EN 32
Water sources & related ecosystems/
83
habitats significantly affected by
discharges of water & run-off
GRI
Reference
Page/s
Social performance – labour
practices and decent work
LA1
Breakdown of workforce where
89 – 95
possible by region/country/status
(employee/non-employee)
LA2
Net employment creation & average
89 – 95
turnover per region/country
LA 3
% of employees represented by
89
independent TU organisation or other
bona fide employee representatives or %
of employees covered by collective
bargaining agreements
LA5
Practices on recording & notification of
62
occupational accidents & diseases &
how they relate to ILO code on recording
& notification of occupational accidents
and diseases
LA 7
Standard injury, lost day & absentee rates
63 – 64
and number of work-related fatalities
(including sub-contracted workers)
LA 8
Description of policies or programmes
68 – 72
on HIV/Aids
LA 10
Description of equal opportunity
57 – 59, 90
policies or programmes, as well as
monitoring systems to ensure
compliance & results
LA 12
Employee benefits beyond those
60, 88, 94
legally mandated
LA 16
Description to support the continued
57
employability of employees & to manage
career endings
LA 17
Specific policies & programmes for
57, 77,
skills management or for life-long
93 – 94
learning

GRI
Reference
Page/s
HR 1
Human Rights
HR 3
Description of policies & procedures
60 – 61, 94
to evaluate & address human rights
performance within the supply chain
and contractors, including monitoring
systems and results
HR 4
Description of global policy &
59, 90
procedures/programmes preventing all
forms of discrimination in operations,
including monitoring systems
HR 12
Description of policies, guidelines &
57 – 61,
procedures to address the needs of
90 – 91
indigenous people
GRI
Reference
Page/s
Society
SO 1
Description of policies to manage
53 – 61
impacts on communities & description
of procedures to address this issue
SO 2
Description of policy. Procedures &
101, 104
compliance mechanisms addressing
bribery & corruption

NOTICE OF ANNUAL GENERAL MEETING
Gold Fields Limited (Registration number 1968/004880/06)
Share code: GFI
Issuer code: GOGOF
ISIN: ZAE000018123
Notice is hereby given that the annual general meeting of shareholders of Gold Fields Limited will be held at 24 St Andrews Road, Parktown,
Johannesburg, on Friday, 10 November 2006 at 09:00, to consider and, if deemed fit, to pass, with or without modification, the following ordinary and special resolutions in the manner required by the Companies Act, 61 of 1973, as amended, and subject to the Listings
Requirements of JSE Limited and other stock exchanges on which the company’s ordinary shares are listed.
Ordinary Resolution Number 1
Adoption of financial statements
“Resolved that the consolidated audited annual financial statements of the company and its subsidiaries, incorporating the auditors’ and directors’ reports for the year ended 30 June 2006, be received and adopted.”
Ordinary Resolution Number 2
Re-election of director
“Resolved that Mr J G Hopwood who was appointed to the board on 15 February 2006 and who retires in terms of the articles of association, and who is eligible and available for re-election, is hereby re-elected as a director of the company.” A brief CV is set out on page 5 of the annual report.
Ordinary Resolution Number 3
Re-election of director
“Resolved that Mr D M J Ncube who was appointed to the board on 15 February 2006 and who retires in terms of the articles of association, and who is eligible and available for re-election, is hereby re-elected as a director of the company.” A brief CV is set out on page 5 of the annual report.
Ordinary Resolution Number 4
Re-election of director
“Resolved that Mr I D Cockerill who retires in terms of the articles of association, and who is eligible and available for re-election, is hereby re-elected as a director of the company.” A brief CV is set out on page 5 of the annual report.
Ordinary Resolution Number 5
Re-election of director
“Resolved that Professor G J Gerwel who retires in terms of the articles of association, and who is eligible and available for re-election, is hereby re-elected as a director of the company.” A brief CV is set out on page 5 of the annual report.
Ordinary Resolution Number 6
Re-election of director
“Resolved that Mr N J Holland who retires in terms of the articles of association, and who is eligible and available for re-election, is hereby re-elected as a director of the company.” A brief CV is set out on page 5 of the annual report.
Ordinary Resolution Number 7
Re-election of director
“Resolved that Mr R L Pennant-Rea who retires in terms of the articles of association, and who is eligible and available for re-election, is hereby re-elected as a director of the company.” A brief CV is set out on page 5 of the annual report.
Ordinary Resolution Number 8
Placement of shares under the control of the directors
“Resolved that, the entire authorised but unissued ordinary share capital of the company from time to time (after setting aside so many shares as may be required to be allotted and issued by the company in terms of any share plan or scheme for the benefit of employees and/or directors (whether executive or non-executive) be and is hereby placed under the control of the directors of the company until the next annual general meeting, on the basis that such directors be and are hereby authorised in terms of section 221(2) of the Companies Act 61 of 1973, as amended (Companies Act), to allot and issue all or part thereof in their discretion, subject to the provisions of the Companies Act and the
Listings Requirements of JSE Limited.”
Ordinary Resolution Number 9
Issuing equity securities for cash
“Resolved that, pursuant to the articles of association of the company, and subject to the passing of ordinary resolution number 8, the directors of the company be and are hereby authorised until the forthcoming annual general meeting of the company (whereupon this authority shall lapse unless it is renewed at the aforementioned annual general meeting, provided that it shall not extend beyond 15 (fifteen)
months of the date of this meeting), to allot and issue equity securities for cash subject to the Listings Requirements of JSE Limited (JSE)
and subject to the Companies Act, 61 of 1973, as amended on the following basis:

(a)    the allotment and issue of equity securities for cash shall be made only to persons qualifying as public shareholders as defined in the
Listings Requirements of JSE and not to related parties;
(b)    equity securities which are the subject of issues for cash:
(i)
in the aggregate in any one financial year may not exceed 10% of the company’s relevant number of equity securities in issue of that class;
(ii)
of a particular class, will be aggregated with any securities that are compulsorily convertible into securities of that class, and, in the case of the issue of compulsorily convertible securities, aggregated with the securities of that class into which they are compulsorily convertible;
(iii)   as regards the number of securities which may be issued, shall be based on the number of securities of that class in issue added to those that may be issued in future (arising from the conversion of options/convertible securities), at the date of such application, less any securities of the class issued, or to be issued in future arising from options/convertible securities issued, during the current financial year , provided that any equity securities to be issued for cash pursuant to a rights issue (announced and irrevocable and underwritten)
or acquisition (concluded up to the date of application) may be included as though they were equity securities in issue at the date of application;
(c)    the maximum discount at which equity securities may be issued for cash is 10 per cent (ten per cent) of the weighted average traded price on the JSE of those equity securities over the 30 (thirty) days prior to the date that the price of the issue is determined or agreed by the directors of the company;
(d)    after the company has issued equity securities for cash which represent, on a cumulative basis within a financial year, 5 per cent (five per cent) or more of the number of equity securities of that class in issue prior to that issue, the company shall publish an announcement containing full details of the issue, including the effect of the issue on the net asset value and earnings per share of the company; and
(e)    the equity securities which are the subject of the issue for cash are of a class already in issue or are limited to such securities or rights that are convertible to a class already in issue.”
In terms of the Listings Requirements of the JSE, a 75 per cent majority is required of votes cast by the shareholders present or represented by proxy at the general meeting convened to approve the above resolution regarding the waiver of pre-emptive rights.
Ordinary Resolution Number 10
Revocation of erroneous prior ordinary resolution and placement of unissued shares under the control of directors for the purpose of
The Gold Fields Limited 2005 Share Plan
"Resolved that ordinary resolution number 10 which was adopted at the annual general meeting of shareholders of the company on
17 November 2005, be and is hereby revoked, and that it is now resolved that so many of the total unissued ordinary shares in the capital of the company as do not, together with those placed under the control of the directors pursuant to ordinary resolution number 11 and pursuant to any resolutions placing shares under the control of the directors for the purposes of the Gold Fields Limited Non-Executive 2005 Share
Plan, exceed 5% of the total issued ordinary shares in the capital of the company, be and are hereby placed under the control of the directors of the company who are specifically authorised in terms of section 221(2) of the Companies Act 61 of 1973, as amended, to allot and issue all or any of such shares, in accordance with the terms and conditions of The Gold Fields Limited 2005 Share Plan, as same may be amended from time to time."
Ordinary Resolution Number 11
Revocation of erroneous prior ordinary resolution and placement of unissued shares under the control of directors for the purpose of The
GF Management Incentive Scheme
"Resolved that ordinary resolution number 11 which was adopted at the annual general meeting of shareholders of the company on
17 November 2005, be and is hereby revoked, and that it is now resolved that so many of the total unissued ordinary shares in the capital of the company as do not, together with those placed under the control of the directors pursuant to ordinary resolution number 10 and pursuant to any resolutions placing shares under the control of the directors for the purposes of the Gold Fields Limited Non-Executive 2005 Share
Plan, exceed 5% of the total issued ordinary shares in the capital of the company, be and are hereby placed under the control of the directors of the company who are specifically authorised in terms of section 221(2) of the Companies Act 61 of 1973, as amended, to allot and issue all or any of such shares, in accordance with the terms and conditions of The GF Management Incentive Scheme, as same has been or may be amended from time to time."
Explanatory Note on Resolutions Numbers 10 and 11
The reason for and effect of ordinary resolutions numbers 10 and 11 is to revoke ordinary resolutions numbers 10 and 11 which were adopted at the annual general meeting of shareholders of the company on 17 November 2005, because they erroneously placed that number of unissued ordinary shares in the capital of the company not exceeding 5% of the total unissued, instead of issued, ordinary shares in the capital of the company under the control of the directors of the company for the purposes of The Gold Fields Limited 2005 Share Plan and The GF
Management Incentive Scheme. Ordinary resolutions numbers 10 and 11 now correctly place that number of unissued ordinary shares in the capital of the company not exceeding 5% of the total issued ordinary shares in the capital of the company under the control of the directors of the company for the purposes of The Gold Fields Limited 2005 Share Plan and The GF Management Incentive Scheme. This is in
accordance with what was presented to shareholders of the company at the time of adoption of the prior resolutions and with what is set out in deeds of The Gold Fields Limited 2005 Share Plan and The GF Management Incentive Scheme.

NOTICE OF ANNUAL GENERAL MEETING
(continued)
Ordinary Resolution Number 12
Award of rights to non-executive directors under The Gold Fields Limited 2005 Non-executive Share Plan
“Resolved that:
(a)    the following non-executive directors are awarded rights to the following numbers of shares in terms of The Gold Fields Limited 2005
Non-executive Share Plan:
(i) A J Wright – 2 800;
(ii) K Ansah – 1 900;
(iii) G J Gerwel – 1 200;
(iv) A Grigorian – 1 900;
(v) J G Hopwood – 800;
(vi) J M McMahon – 1 900;
(vii)   D M J Ncube – 800;
(viii)  R L Pennant-Rea – 1 900;
(ix)
P J Ryan – 1 900;
(x) T M G Sexwale – 1 900; and
(xi) C I von Christierson – 1 900
(b) so many unissued ordinary shares in the capital of the company as are necessary to allot and issue the shares in respect of which rights have been awarded to non-executive directors under this ordinary resolution number 12, be and are hereby placed under the control of the directors of the company who are specifically authorised in terms of section 221(2) of the Companies Act 61 of 1973, as amended, to allot and issue all and any of such shares, in accordance with the terms and conditions of The Gold Fields Limited 2005 Non-executive
Share Plan, as same may be amended from time to time.”
Explanatory Note on Resolution Number 12
The reasons for and effect of ordinary resolution number 12 is set out in the directors’ report which forms part of the annual financial statements of the company, which accompany this notice of annual general meeting. This resolution relates to The Gold Fields Limited 2005
Non-executive Share Plan. Copies of The Gold Fields Limited 2005 Non-executive Share Plan will be available for inspection at the registered office of the company from 08:00 to 17:00 until the date of the annual general meeting.
Ordinary Resolution Number 13
Increase of directors’ fees
“Resolved that the ordinary board members’ board fee be increased from R100,000 per annum to R110,000 per annum with effect from
1 January 2007 and that the chairman’s fee and all other committee and attendance fees remain unchanged.”
Explanatory Note on Resolution Number 13
This resolution is proposed in order to ensure that the directors’ remuneration remains competitive.
Special Resolution Number 1
Acquisition of company’s own shares
“Resolved that, pursuant to the articles of association of the company, the company or any subsidiary of the company is hereby authorised by way of general approval, to from time to time acquire ordinary shares in the share capital of the company in accordance with the
Companies Act, 61 of 1973 and the JSE Listings Requirements, provided that:
(i)
the number of ordinary shares acquired in any one financial year shall not exceed 20 per cent of the ordinary shares in issue at the date on which this resolution is passed;
(ii)
this authority shall lapse on the earlier of the date of the next annual general meeting of the company or the date 15 months after the date on which this resolution is passed;
(iii)    the repurchase must be effected through the order book operated by the JSE trading system and done without any prior understanding or arrangement between the company and the counter party;
(iv)    the company only appoints one agent to effect any repurchase (s) on its behalf;
(v)    the price paid per ordinary share may not be greater than 10 per cent above the weighted average of the market value of the ordinary shares for the five business days immediately preceding the date on which a purchase is made;
(vi) the number of shares purchased by subsidiaries of the company shall not exceed 10 per cent in the aggregate of the number of issued shares in the company at the relevant times;
(vii)   the repurchase of shares by the company or its subsidiaries may not be effected during a prohibited period, as defined in the JSE Listings
Requirements;
(viii) after a repurchase, the company will continue to comply with all the JSE Listings Requirements concerning shareholder spread requirements; and

(ix)   an announcement containing full details of such acquisitions of shares will be published as soon as the company and /or its subsidiaries have acquired shares constituting, on a cumulative basis 3 per cent of the number of shares in issue at the date of the general meeting at which this special resolution is considered and if approved, passed, and for each 3 per cent in aggregate of the initial number acquired thereafter.”
Explanatory Note on Special Resolution Number 1
The reason for and effect of this special resolution is to allow the company and/or its subsidiaries by way of a general authority to acquire its own issued shares, thereby reducing the total number of ordinary shares of the company in issue. At the present time, the directors have no specific intention with regard to the utilisation of this authority which will only be used if the circumstances are appropriate. Any decision by the directors, after considering the effect of a repurchase of up to 20 per cent of the company’s issued ordinary shares, to use the general authority to repurchase shares of the company or Group will be with regard to the prevailing market conditions and other factors and provided that, after such acquisition, the directors are of the opinion that:
(i)     the company and its subsidiaries will be able to pay their debts in the ordinary course of business for a period of 12 months after the date of this notice;
(ii)    recognised and measured in accordance with the accounting policies used in the latest audited annual Group financial statements, the assets of the company and its subsidiaries will exceed the liabilities of the company and its subsidiaries for a period of 12 months after the date of this notice;
(iii)    the ordinary capital and reserves of the company and its subsidiaries will be adequate for the purposes of the business of the company and its subsidiaries for the period of 12 months after the date of this notice; and
(iv)   the working capital of the company and its subsidiaries will be adequate for the purposes of the business of the company and its subsidiaries for the period of 12 months after the date of this notice.
The company will ensure that its sponsor will provide the necessary letter on the adequacy of the working capital in terms of the JSE Listings
Requirements, prior to the commencement of any purchase of the company’s shares on the open market.
The JSE Listings Requirements require, in terms of section 11.26, the following disclosure requirements, which appear in the annual report of which this notice will be a part:
• Directors and management – refer to pages 5 and 13 of the annual report
• Major beneficial shareholders – refer to page 187 of the annual financial report
• Directors’ interests in ordinary shares – refer to page 126 of the annual financial report
• Share capital of the company – refer to page 123 of the annual financial report
The directors of the company are not aware of any legal or arbitration proceedings, including proceedings that are pending or threatened, that may have or have had in the recent past, being at least the previous 12 months, a material effect on the Group’s financial position.
The directors jointly and severally accept full responsibility for the accuracy of information pertaining to the special resolution and certify that to the best of their knowledge and belief there are no facts that have been omitted which would make any statement false or misleading, and that all reasonable enquiries to ascertain such facts have been made and that the resolution contains all information required by the
JSE Listings Requirements.
Other than the facts and developments reported on in the annual report, there have been no material changes in the affairs or financial position of the company and its subsidiaries between the date of signature of the audit report and the date of this notice.
A shareholder entitled to attend and vote at the meeting may appoint a proxy or proxies to attend, speak and vote in his/her stead. A proxy need not be a shareholder of the company. Proxy forms must reach the registered office, or the London secretaries, or the Johannesburg or
London transfer office of the company at least 24 hours before the time of the meeting.
By order of the directors
C Farrel
Corporate Secretary
Johannesburg
1 September 2006

ADMINISTRATION AND CORPORATE INFORMATION
Corporate Secretary
Cain Farrel
Telephone:
(+27)(11) 644 2525
Facsimile:
(+27)(11) 484 0626
e-mail: cain.farrel@goldfields.co.za
Registered Offices
Johannesburg
24 St Andrews Road
Parktown, 2193
Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa
Telephone:
(+27)(11) 644 2400
Facsimile:
(+27)(11) 644 0626
London
St James’s Corporate Services Limited
6 St James’s Place
London SW1A 1NP
United Kingdom
Telephone:
(+44)(20) 7499 3916
Facsimile:
(+44)(20) 7491 1989
American Depositary Receipts
Transfer Agent
Bank of New York
Shareholder Relations
PO Box 11258
New York, NY20286 – 1258
US toll-free telephone: (1)(888) 269 2377
e-mail: shareowner-svcs@mail.bony.com
Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN: ZAE 000028123

Investor relations
South Africa
Willie Jacobsz
Telephone: (+27)(11) 644 2460
Facsimile: (+27)(11) 484 0639
e-mail: williej@goldfields.co.za
Nerina Bodasing
Telephone: (+27)(11) 644 2630
Facsimile: (+27)(11) 484 0639
e-mail: nerina.bodasing@goldfields.co.za
North America
Cheryl A Martin
Telephone: (+1)(303) 796 8683
Facsimile: (+1)(303) 796 8293
e-mail: camartin@gfexpl.com
Transfer Secretaries
South Africa
Computershare Investor Services 2004 (Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg, 2001
PO Box 61051
Marshalltown, 2107
Telephone: +27 (11) 370 5000
Facsimile: +27 (11) 370 5271
United Kingdom
Capita Registrars
Bourne House
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Telephone: (+44)(20) 8639 2000
Facsimile: (+44)(20 8658 3430
Website
http://www.goldfields.co.za
http://www.gold-fields.com

ABET
Adult Basic Education and Training
AS/NZ 4801
Australian occupational health and safety
management standards
Backﬁll
Material generally sourced from mine
residues and utilised for the ﬁlling of
mined voids, to ensure long-term stability of
excavations and minimise the effects of
seismic activity
BEE
Black Economic Empowerment. Black
Economic Empowerment seeks to ensure
that black persons within South Africa
gain a signiﬁcant degree of control in the
economy through the possession of equity
stakes and the holding of management
positions within an institution
Box hole
A short raise or opening drive above a drift
for the pupose of drawing ore from a stope,
or to permit access
Blasthole
A drill hole in a mine that is ﬁlled with
explosives in order to blast loose a quantity
of rock
Breast mining
A mining method whereby the direction of
mining is in the direction of strike
Bulk mining
Any large-scale, mechanised method of
mining involving many thousands of tons of
ore being brought to surface each day
BVQI
Bureau Veritas Qualite International is a
leading global and independent certiﬁcation
body that audits and certifies whether
company systems meet the requirements
of ISO standards
Carbon-in-Leach
The recovery process in which gold is
leached from gold ore pulp by cyanide and
simultaneously adsorbed onto activated
carbon granules in the same vessel. The
loaded carbon is then separated from the
pulp for subsequent gold removal by
elution. The process is typically employed
where there is a naturally occurring gold
adsorbent in the ore
Carbon-in-Pulp
The recovery process in which gold is ﬁrst
leached from gold ore pulp by cyanide and
then adsorbed onto activated carbon
granules in separate vessels. The loaded
carbon is then separated from the pulp for
subsequent gold removal by elution
Capital expenditure
Speciﬁc project or ongoing expenditure for
replacement or additional equipment,
materials or infrastructure
Cash costs
Namely direct mining costs, direct processing
costs, direct general and administration
costs, consulting fees, management fees,
bullion transport and reﬁning charges
Channel
Water course, also in this sense sedimen-
tary material course
Collective Bargaining Agreement
Collective Bargaining Agreement means a
written agreement concerning terms and
conditions of employment or any other
matter of mutual interest concluded by a
trade union(s) and the company
Comminution
The term used to describe the process by
which ore is reduced in size in order to
liberate the desired mineral from the
gangue material in preparation for further
processing
Concentrate
A metal-rich product resulting from a
mineral enrichment process such as gravity
concentration or ﬂotation, in which most of
the desired mineral has been separated from
the waste material in the ore
Conglomerate
Sedimentary rock comprising eroded,
rounded particles
Crosscut
A horizontal underground drive developed
perpendicular to the strike direction of the
stratigraphy
Cut-off-grade
The grade of mineralised rock which
determines as to whether or not it is
economic to recover its gold content by
further concentration
Decline
A surface or sub-surface excavation in the
form of a tunnel which is developed from
the uppermost point downward
Depletion
An accounting device, recognising the
consumption of an ore deposit, a mine’s
principal asset
Development
Underground work carried out for the
purpose of opening up a mineral deposit,
includes shaft sinking, cross-cutting,
drifting and raising
Diamond drill
A rotary type of rock drill that cuts a core
of rock that is recovered in long cylindrical
sections
Dilution
Waste which is unavoidably mined with ore
Dip
Angle of inclination of a geological feature/
rock from the horizontal
Drill-hole
Method of sampling rock that has not
been exposed
Dyke
Thin, tabular, vertical or near vertical body
of igneous rock formed by the injection of
magma into planar zones of weakness
Elution
The chemical process of desorbing gold
from activated carbon
Face
The end of a drift, cross-cut or stope at
which work is taking place
Facies
A rock unit deﬁned by its composition,
internal geometry and formation
environment
Fatality rate
Number of deaths per million man-hours
worked
Fault
The surface of a fracture along which
movement has occurred
Filtration
Process of separating usually valuable solid
material from a liquid
Flotation
The process by which the surface chemistry
of the desired mineral particles is
chemically modiﬁed such that they
preferentially attach themselves to bubbles
and ﬂoat to the pulp surface in specially
designed machines. The gangue or waste
minerals are chemically depressed and do
not ﬂoat, thus allowing the valuable
minerals to be concentrated and separated
from the undesired material
Footwall
The underlying side of an orebody or stope
Grade
The measure of concentration of gold
within mineralised rock
Hanging wall
The overlying side of an orebody or slope
Haulage
A horizontal underground excavation which
is used to transport mined ore
Head grade
The average grade of ore fed to a mill/plant
Hedging
Taking a buy or sell position in futures
market. Opposite to a position held in the
cash/spot market to minimise the risk of
ﬁnancial loss from an adverse price change
Hydrothermal
Process of injection of hot, aqueous,
generally mineral-rich solutions into
existing rocks or features
GLOSSARY OF TERMS

ICVCT
Informed Consented Voluntary Counselling
and Testing
Indicated Mineral Resource
That part of a Mineral Resource for
which tonnage, densities, shape, physical
characteristics, grade and mineral content
can be estimated with a reasonable level
of conﬁdence. It is based on exploration,
sampling and testing information gathered
through appropriate techniques from
locations such as outcrops, trenches, pits,
workings and drill-holes. The locations are
too widely or inappropriately spaced to
conﬁrm geological and/or grade continuity
but are spaced closely enough for continuity
to be assumed
Inferred Mineral Resource
That part of a Mineral Resource for which
tonnage, grade and mineral content can be
estimated with a low level of conﬁdence. It
is inferred from geological evidence and
assumed but not veriﬁed geological and/or
grade continuity. It is based on information
gathered through appropriate techniques
from locations such as outcrops, trenches,
pits, workings and drill-holes which may be
limited or of uncertain quality and reliability
LDIFR
Lost Day Injury Frequency Rate. Number of
lost day injuries expressed in million man
hours worked
Lock-up gold
Gold locked as a temporary inventory within
a processing plant, or sections thereof,
typically milling circuits
Measured Mineral Resource
That part of a Mineral Resource for which
tonnage, densities, shape, physical
characteristics, grade and mineral content
can be estimated with a high level of
conﬁdence. It is based on detailed and
reliable exploration, sampling and testing
information gathered through appropriate
techniques from locations such as
outcrops, trenches, pits, workings and drill-
holes. The locations are spaced closely
enough to conﬁrm geological and grade
continuity
Milling
A general term used to describe the
process in which the ore is crushed and
ground and subjected to physical or
chemical treatment to extract the valuable
metals to a concentrate or ﬁnished product
Mine Health and Safety Act (MHSA)
The South African Mine Health and Safety
Act, No 29 of 1996
Mineral Resource
A concentration [or occurrence] of material
of economic interest in or on the earth’s
crust in such form, quality and quantity
that there are reasonable and realistic
prospects for eventual economic extraction.
The location, quantity, grade, continuity
and other geological characteristics of a
Mineral Resource are known, estimated
from speciﬁc geological evidence and
knowledge, or interpreted from a well
constrained and portrayed geological
model. Mineral Resources are sub-divided
in order of increasing conﬁdence, in respect
of geoscientiﬁc evidence, into Inferred,
Indicated and Measured categories
Mineral Reserve
The economically mineable material derived
from a Measured and/or Indicated Mineral
Resource. It is inclusive of diluting materials
and allows for losses that may occur
when the material is mined. Appropriate
assessments, which may include feasibility
studies, have been carried out, including
consideration of and modifcation by,
realistically assumed mining, metallurgical,
economic, marketing, legal, environmental,
social and governmental factors. These
assessments demonstrate at the time of
reporting that extraction is reasonably
justified. Mineral Reserves are sub-divided in
order of increasing confidence into Probable
Mineral Reserves and Proved Mineral
Reserve
Mineralised
Rock in which minerals have been
introduced to the point of a potential
ore deposit
Minerals Act
The South African Minerals Act, No 50
of 1999
Normal fault
Fault in which the hanging wall moves
downward relative to the footwall
Nugget effect
A measure of the randomness of the grade
distribution within a mineralised zone
NUM
National Union of Mine Workers
OHSAS
Management system standards, developed
in order to facilitate the integration of quality
and occupational health and safety
management systems by organisations
Payshoot
Linear to sub-linear zone within a reef for
which gold grades or accumulations are
predominantly above the cut-off grade
Pillar
Rock left behind to help support the
excavations in an underground mine
Probable Mineral Reserve
The economically mineable material
derived from a Measured and/or Indicated
Mineral Resource. It is estimated with a
lower level of conﬁdence than a Proved
Mineral Reserve. It is inclusive of diluting
materials and allows for losses that
may occur when the material is mined.
Appropriate assessments, which may
include feasibility studies, have been
carried out and including consideration of
and modiﬁcation by, realistically assumed
mining, metallurgical, economic, marketing,
legal, environmental, social and govern-
mental factors. These assessments
demonstrate at the time of reporting that
extraction is reasonably justiﬁed
Project capital
Capital expenditure which is associated
with speciﬁc projects of a non-routine
nature
Proved Mineral Reserve
The economically mineable material
derived from a Measured Mineral
Resource. It is estimated with a high level of
conﬁdence. It is inclusive of diluting
materials and allows for losses that may
occur when the material is mined.
Appropriate assessments, which may
include feasibility studies, have been
carried out, including consideration of
and modiﬁcation by realistically assumed
mining, metallurgical, economic, marketing,
legal, environmental, social and govern-
mental factors. These assessments
demonstrate at the time of reporting that
extraction is reasonably justiﬁed
Reef
Gold bearing sedimentary horizon in the
Witwatersrand Basin
SADC
Southern African Development Community
SAMREC Code
South African Code for reporting of Mineral
Resources and Mineral Reserves
Seismic
Earthquake or earth vibration including
those artiﬁcially induced
Sequential Grid Mining
Mining method incorporating dip pillars and
mined on a grid system
Shaft
An opening cut downwards from the
surface for transporting personnel,
equipment, supplies, ore and waste
Shear
A deformation resulting from stresses that
cause contiguous parts of a body to slide
relative to each other in a direction parallel
to their plane of contact

GLOSSARY OF TERMS
(continued)
SLFR
Shifts lost frequency rate. Number of
accidents where 14 days or more off work
is lost and expressed in million man-hours
worked
Stope
Underground void created by mining
Stratigraphy
The science of rock strata
Strike
Direction of line formed by the intersection
of strata surfaces with the horizontal plane,
always perpendicular to the dip direction
Sub-vertical shaft
An opening cut below the surface down-
wards from an established surface shaft
Surface sources
Ore sources, usually dumps, tailings dams
and stockpiles, located at the surface
Tertiary shaft
An opening cut below the surface down-
wards from an established sub-vertical
shaft
The Base Case
The Base Case as established as part of the
Financial Models
TEBA
The Employment Bureau of Africa
Trade Union
An association of employees: whose
principal purpose is to regulate relations
between employees and the company,
which has been registered; whose ofﬁcials
have been elected to represent the
interests of employees within the work-
place; and which is recognised for
collective bargaining by the company
Total cash costs
All total cash costs are based on public
quoted nominal production costs, include
retrenchment costs, rehabilitation costs,
corporate costs, by-product credits for
silver, sundry revenues and exclude
amortisation costs and inventory changes
Vamping
A mining method used to recover higher
grade ore left in mined stopes
Feasibility study
A comprehensive study undertaken to
determine the economic feasibility of a
project; the conclusion will determine if a
production decision can be made and is
used for ﬁnancing arrangements
Gold equivalent
Gold plus silver or another metal expressed
in equivalent ounces of gold using a
conversion ratio dependent on prevailing
gold and silver prices
ISO 14000
International standards for organisations
to implement sound environmental
management systems
Stope
The working area from which ore is
extracted in an underground mine
Stripping
The process of removing overburden or
waste rock to expose ore
Stripping ratio
The ratio of the amount of waste rock
removed per ton of ore mined
Abbreviations and units
ABET
Adult Basic Education and Training
ADS
American Depository Shares
CIL Carbon-in-leach
CIP Carbon-in-pulp
CIS Carbon-in solution
DCF
Discounted Cash Flow
HDSA Historically disadvantaged South Africans
LoM plan Life-of-Mine plan
LTIFR Lost Time Injury Frequency Rate, quoted in million man-hours
NYSE New York Stock Exchange
MCF Mine Call Factor
PPI
Purchase Price Index
SAMREC
South African code for Reporting of Mineral
Resources and Mineral Reserves
SEC United States Securities Exchange Commission
TEC
Total Employees Costed
cm
centimetre
g grams
g/t grams per metric ton – gold concentration
Ha
a hectare
kg a kilogram
km a kilometre
koz
a thousand ounces
kt
a thousand metric tons
ktpa a thousand metric tons per annum
ktpm a thousand tons per month
m
2
a square metre
Moz
a million ounces
oz a ﬁne troy ounce equalling 31.10348 grams
t
a metric ton
US$
United States dollar
US$m million United States dollar
US$/oz United States dollar per ounce
R
South African rand
R/kg
South African rand per kilogram
Rm million South African rand
R/t
South African rand per metric ton

PROXY FORM
Gold Fields Limited (Registration number 1968/004880/06)
Share code: GFI
Issuer code: GOGOF
ISIN: ZAE000018123
I/we (Name in block letters)
of (Address in block letters)
being a shareholder(s) of Gold Fields Limited
hereby appoint of
or, failing him/her of
or, failing him/her, the chairman of the meeting as my/our proxy to attend, speak and, on a poll vote on my/our behalf at the annual general meeting of shareholders of Gold Fields Limited to be held on Friday, 10 November 2006 at 09:00, and at any adjournment thereof, and to vote or abstain from voting as follows on the resolutions to be proposed at such meeting:
For Against Abstain
Ordinary resolution number 1
Adoption of financial statements
Ordinary resolution number 2
Re-election of Mr J G Hopwood as a director
Ordinary resolution number 3
Re-election of Mr D M J Ncube as a director
Ordinary resolution number 4
Re-election of Mr I D Cockerill as a director
Ordinary resolution number 5
Re-election of Professor G J Gerwel as a director
Ordinary resolution number 6
Re-election of Mr N J Holland as a director
Ordinary resolution number 7
Re-election of Mr R L Pennant-Rea as a director
Ordinary resolution number 8
Placement of shares under the control of the directors
Ordinary resolution number 9
Issuing equity securities for cash
Ordinary resolution number 10
Revocation of erroneous prior ordinary resolution and placement of unissued shares under the control of directors for the purpose of The Gold Fields Limited 2005 Share Plan
Ordinary resolution number 11
Revocation of erroneous prior ordinary resolution and placement of unissued shares under the control of directors for the purpose of The GF Management Incentive Scheme
Ordinary resolution number 12
Award of rights to non-executive directors under The Gold Fields Limited 2005
Non-executive Share Plan
Ordinary resolution number 13
Increase of directors’ fees
Special resolution number 1
Acquisition of company’s own shares
A shareholder entitled to attend and vote at the meeting may appoint a proxy or proxies to attend, speak and on a poll, vote in his/her stead. A proxy need not be a shareholder of the company.
Every person present and entitled to vote at the annual general meeting as a shareholder or as a representative of a body corporate shall on a show of hands have one vote only, irrespective of the number of shares such person holds or represents, but in the event of a poll, every share shall have one vote.
Please indicate with an “X” in the appropriate spaces above how you wish your votes to be cast.
If you return this form duly signed without any specific directions, the proxy will vote or abstain at his/her discretion.
Signed at on 2006
Name in block letters
Signature
Assisted by me (where applicable)
This proxy form is not for use by holders of American Depositary Receipts issued by the Bank of New York.

1.   A form of proxy is only to be completed by those shareholders who are:
– holding shares in certified form; or
– recorded on sub-register electronic form in “own name”.
2.   All other beneﬁcial owners who have dematerialised their shares through a Central Securities Depository Participant (CSDP) or broker and wish to attend the annual general meeting, must provide the CSDP or broker with their voting instructions in terms of the relevant custody agreement entered into between them and the CSDP or broker.
3.   A signatory/ies to the Proxy Form may insert the name of a proxy or the name of an alternative proxy in the blank spaces provided with or without deleting “the chairman of the meeting”, but any such deletion must be initialled by the signatory/ies. Any insertion or deletion not complying with the aforegoing will be deemed not to have been validly effected. The person at the meeting whose name appears first on the list of names above, shall be the validly appointed proxy for the shareholder at the meeting.
4.   A shareholder’s instructions to the proxy must be indicated in the appropriate blocks provided. A shareholder or the proxy is not obliged to use all the votes exercisable by the shareholder or by the proxy or to cast all those votes in the same way, but the total of that shareholder’s votes cast and in respect whereof abstention is directed, may not exceed the total of the votes exercisable by the shareholder or the proxy. Failure to comply with the above or to provide voting instructions or the giving of contradictory instructions will be deemed to authorise the proxy to vote or abstain from voting at the meeting as such proxy deems fit in respect of all that shareholder’s votes exercisable at that meeting.
5.   Any alteration or correction made to this Proxy Form must be initialled by the signatory/ies.
6.   Documentary evidence establishing the authority of a person signing this Proxy Form in a responsible capacity must be attached to this
Proxy Form unless previously recorded by the company.
7.   When there are joint holders of shares, any one holder may sign the Proxy Form.
8.   A married woman still subject to her husband’s marital power must be assisted by him (if applicable).
9.   The completion and lodging of this Proxy Form will not preclude the shareholder who grants this proxy from attending the meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof should such member wish to do so.
10. Completed Proxy Forms should be returned to the registered offices in Johannesburg or in London or one of the transfer offices of the company at either of the addresses given below by no later than 09:00 local time (in the country concerned) on Wednesday,
8 November 2006.
Transfer ofﬁces
South Africa
Computershare Investor Services 2004 (Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg, 2001
PO Box 61051
Marshalltown, 2107
Tel: (+27)(11) 370-5000
Fax: (+27)(11) 370-5271
United Kingdom
Capita Registrars
Bourne House
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Tel: +44 20 8639 2000
Fax: +44 20 8658 3430
NOTES

for the year ended 30 June 2006
24 St Andrews Road
Parktown, 2193
Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa
Telephone: (+27)(11) 644 2400
Facsimile: (+27)(11) 644 0626
e-mail: investors@goldfields.co.za
Dear stakeholder,
We would appreciate any feedback you might have on our reporting, or any activity Gold Fields is engaged in.
Report Format
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Financial performance
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Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
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If so, please provide your contact details . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
(Data protection: As a result of completing this form your name and address may be added to, or updated on, our central database which is accessible by our operations worldwide).
The information we collect will be used to help us improve the format and content of our engagement only. We will not make your personal details available to third parties except with your prior consent. We may also make use of this information to send you business communications from time to time. If you would prefer not to receive such communications, please tick here.
Thank you taking the time give us your feedback.
Ian Cockerill
Chief Executive Officer
STAKEHOLDER FEEDBACK FORM
YES
NO

www.goldfields.co.za

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2 October 2006

GOLD FIELDS LIMITED
By:

Name: Mr W J Jacobsz
Title:    Senior Vice President: Investor
Relations and Corporate Affairs